BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

Contents

BT Group plc is a public limited company registered in England and Wales, with listings on the London and New York stock exchanges.

This is the annual report for the year ended 31 March 2003. It complies with UK regulations and is the annual report on Form 20-F for the Securities and Exchange Commission to meet US regulations.

This annual report has been sent to shareholders who have elected to receive a copy. A separate annual review and summary financial statement for the year ended 31 March 2003 has been issued to all shareholders.

In this annual report, references to ''BT Group'', ''BT'', ''the group'', ''the company'', ''we'' or ''our'' are to BT Group plc (which includes the continuing activities of British Telecommunications plc) and its subsidiaries and lines of business, or any of them as the context may require.

References to the ''financial year'' are to the year ended 31 March of each year, e.g. the ''2003 financial year'' refers to the year ended 31 March 2003. Unless otherwise stated, all non-financial statistics are at 31 March 2003.

Please see cautionary statement regarding forward-looking statements on page 142.

BT's strategy is to create value for shareholders through being the best provider of communications services and solutions for everybody in the UK, and for corporate customers in Europe, achieving global reach through partnership.

The fundamentals of our strategy are:

- customer satisfaction
- financial discipline
- broadband – at the heart of BT
- value-added solutions for multi-site organisations with European operations
- a clear network strategy, with unified management of all UK networks
- a clear strategy for each customer group, including new services and brand extension
- diverse, skilled and motivated people.

Financial headlines

- Group turnover[1] of £18.7 billion, 2% up on prior year
- Profit before taxation[1] up 44% to £1.8 billion
- Earnings per share[1] of 14.2 pence, up 61% on prior year
- Net exceptional gains of £1.5 billion
- Net debt reduced from £13.7 billion to £9.6 billion
- Dividends of 6.5 pence per share for the year

[1] from continuing activities before goodwill amortisation and exceptional items

Years ended 31 March

In £ million unless otherwise stated	Continuing activities 2003	2002	2001
Group turnover	**18,727**	18,447	17,141
Exceptional operating costs	**48**	3,990	303
Total operating profit (loss)	**2,901**	(1,489)	2,456
Profit on sale of fixed asset investments	**1,700**	169	534
(Loss) profit on sale of group undertakings	**(9)**	(148)	84
Profit on sale of property fixed assets	**11**	1,089	34
Amounts written off investments	**(7)**	(535)	–
Profit (loss) before taxation	**3,157**	(2,493)	1,937
Profit (loss) after taxation	**2,698**	(2,878)	1,505
Basic earnings (loss) per share	**31.2p**	(34.8)p	20.7p
Dividends per share	**6.5p**	2.0p	7.8p
Profit before goodwill amortisation, exceptional items and taxation	**1,829**	1,273	1,763
Basic earnings per share before goodwill amortisation and exceptional items	**14.2p**	8.8p	19.3p
Net cash flow from operating activities	**6,023**	5,023	5,410
Capital expenditure on property, plant and equipment	**2,445**	3,100	3,857

The financial information above is discussed in the Financial review on pages 28 to 49, together with the reasons for focusing on the results from continuing activities before goodwill amortisation and exceptional items.

The Consolidated financial statements are on pages 75 to 135.


Group turnover[2]
£m
years ended 31 March
15,197
16,125
17,141
18,447
18,727
99
00
01
02
03
[2]from continuing activities


Net debt
£m
as at 31 March
953
8,700
27,942
13,701
9,573
99
00
01
02
03


Capital expenditure[2]
£m
years ended 31 March
2,811
3,160
3,857
3,100
2,445
99
00
01
02
03
[2]from continuing activities

Chairman's message



Sir Christopher Bland, Chairman, reports on a year in which BT further reduced debt, grew its dividend significantly and continued to invest in the future.

The year

This has been a really good year for BT. We said 12 months ago that, in a turbulent market, your company had taken the hard decisions and necessary actions early. Events have shown that we were right to do so and that we have now established a strong base for sustainable growth. Earnings per share in the year increased by 61% and net debt reduced by over £4 billion. The group generated free cash flow of £1.7 billion. The full year dividend of 6.5 pence per share reflects the group's financial performance, operational strength and confidence in the future.

In the past two years, our net debt has been reduced from £27.9 billion as at 31 March 2001 to £9.6 billion as at 31 March 2003, a reduction of 66%. The foundations of the progress in 2003 were the achievement of operating efficiencies and the sale of non-core assets, such as our stake in Cegetel, which we sold for £2.6 billion. Progress was sustained by improving service in our traditional markets, and our growing success in such new-wave markets as broadband, mobility, information and communications technology (ICT) and solutions. We continue to invest in and to transform our network to help take our 20 million customers into a future shaped by new communications possibilities.

Purpose and responsibilities

As a business, our purpose is to connect the worlds of our customers. In achieving that purpose we will provide the greatest customer satisfaction and enjoy commercial success if we make every experience of our services simple and complete.

Your company's broader responsibilities include the maintenance of a good reputation, definitive standards of governance and a coherent corporate social responsibility programme, all vital to encouraging investors to put their trust in us, customers to buy from us and the best people to work for us. This sense of responsibility runs through the whole of our organisation.

Pensions

BT takes its responsibilities to its pensioners, existing and prospective, very seriously. The result of a recent valuation of the main BT pension scheme, carried out by the independent actuary appointed by the Scheme trustees, showed a funding deficit of £2.1 billion. This compares to £1 billion at the last formal valuation in 1999. BT has agreed it will make good this deficit with additional annual payments of £232 million, compared to the £200 million additional annual payments that BT has been making.

Strength of the BT Pension Scheme

The BT Pension Scheme, which has been closed to new members since 31 March 2001, is backed by BT. The Scheme assets are controlled by trustees who must act in the best interests of its members. Any deficit has to be made good by the company, and no changes can be made to the rules and benefits that apply to Scheme members without the agreement of the trustees.

Key events and achievements

June 2002
Launch of Openzone, BT's public wireless LAN hotspot service

September 2002
The UK's most intensive TV campaign stimulates demand for broadband

November 2002
BT wins €1 billion contract to manage and develop Unilever's global communications infrastructure

January 2003
Sale of stake in Cegetel for £2.6 billion

April 2003
BT announces that it has connected more than 800,000 broadband customers

Company Board

I am delighted to welcome Clay Brendish, former deputy chairman of CMG plc, and founder and former executive chairman of Admiral plc, to the Board. Clay brings with him a wealth of experience in the information technology industry. His appointment with effect from 1 September 2002, on which shareholders will have the opportunity to vote at this year's AGM, means that independent non-executive directors constitute a majority on your Board.

People and prospects

Finally, we would like to thank our customers, our shareholders and our people for their continued confidence in and loyalty to the company. We are recognising the efforts of our people in meeting BT's performance targets through awarding them 2% of the pre-tax profits, £36 million, in the form of BT shares.

We believe the company is well placed – financially, operationally and managerially – to meet new challenges and to seize new opportunities.

Sir Christopher Bland
Chairman
21 May 2003

Chief Executive's statement



Ben Verwaayen, Chief Executive, explains that BT will create value for shareholders by its passion for customer service, its focus on profitable growth and its commitment to broadband.

A year ago, I said that there were three main parts to BT's strategy. This year, I'm saying the same thing. First, we have a passion for customers. Second, we have broadband at the heart of BT – and BT at the heart of broadband. Third, we have rigorous financial discipline.

By concentrating on these three priorities we can continue to reward shareholders, drive down debt and invest in the business – where it matters.

First and foremost, we are passionate about customers. Every time we deal with a customer, our goal is to deliver an excellent experience – an experience which is simple, but also complete.

We are working to meet the needs that customers have today. And we are innovating to meet the needs they will have tomorrow.

This means getting ever closer to customers, understanding their lifestyles and businesses, establishing long-term relationships with them. We are proud to serve individuals, families, small or medium-sized businesses, and global corporations.

In the past year, our passion for customers has delivered results. For example:

- consumers and businesses are now more satisfied with the way we provide and repair their services, as shown by our satisfaction surveys
- packages such as BT Together, which has ten million residential customers, have been a major success story. From June this year, BT Together will be even simpler, making minute-by-minute charges for evening and weekend calling a thing of the past
- we are the UK's leading internet service provider for small and medium businesses
- the order book for our solutions business is very strong and orders worth £3.6 billion were taken during the 2003 financial year, including a major €1 billion contract to manage Unilever's worldwide communications network for seven years
- we promised that our major European operations would break even at the EBITDA level and, thanks to our market success and efficiency programme, we delivered
- new business revenues among wholesale customers (other telecoms operators and internet service providers) grew by 85% year on year
- and, very importantly, overall customer dissatisfaction was significantly down by 37% for the company (against the target we set of 25%).

Broadband is the biggest opportunity for growth in the communications market. It's no exaggeration to say that it will be as important to our future as voice telephone calls were to our past. Broadband is more than just another product. It is a whole new way of communicating. It sparks off tremendous demand and is growing at a rapid rate – connections having increased almost fourfold in the 2003 financial year.

Our record over the past year shows how we are meeting this demand:

- at 31 March 2003, we had around 800,000 ADSL (asymmetric digital subscriber line) connections, and we are well on the way to reaching our target of one million this summer

■ two-thirds of the UK population is now connected to an ADSL-enabled exchange, and our development of new business models, coupled with technological breakthroughs, could put 90% of the UK's homes and small businesses within reach of broadband services within the next few years.

And as well as signing up customers, we are moving quickly to offer them inspiring new services. Our understanding of what customers want is growing every day and we are making sure that the company is able to provide it. For example, new broadband services were launched, offering music – Dotmusic on Demand, sport – Sportal on Demand, and education – the BT Learning Centre.

Our third key priority is financial discipline. We put our heart into customer service, but also into a rigorous approach to finance.

As the broadband record shows, we have to meet the demands of our customers in a way that also serves the interests of shareholders – in other words, it has to be financially responsible and sustainable.

Financial discipline is not the same thing as cost savings. It's about doing things smarter, raising the bar, proving that it is possible to do more with less. We did substantially reduce operating costs and, in addition, we very carefully targeted our capital expenditure, which was £2.4 billion during the 2003 financial year, a 21% reduction on the previous year, on a like-for-like basis.

We are investing to transform our network. Equipment designed for 20th century services is making way for a true 21st century network, delivering the broadband, multimedia services that today's customers require. It will also deliver these services in the way many of today's customers now demand them – for example enabling customers to configure and adjust their services themselves. In this network, we are creating a new engine for growth; simultaneously offering lower operating costs and higher performance.

These then are the priorities that we have been focused on in the past year and that we will remain focused on in the year ahead.

Our success will depend not just on making our strategy work but on the way in which we make it work. The new corporate identity that we unveiled at the beginning of April 2003 defines the kind of company we are now and need to be in the future.

Central to that new identity is a commitment to be simple and complete in all we do. And that, in turn, means living our brand values.

Being *trustworthy* means consistently delivering on our promises. *Helpful* means listening and responding. Being *straightforward* means keeping things simple and clear, and *inspiring* means constantly working to create new communications possibilities. And we have to do everything with real *heart* – showing passion and conviction.

Those values, of course, can only be lived through people – and, of course, our strategy can only be delivered by the teams of motivated people throughout the business. It simply couldn't happen without them. They breathe life into it. They make it work. And I'd like to thank them for their loyalty and their hard work.

Ben Verwaayen
Chief Executive
21 May 2003

Business review

The review is divided into the following sections:

Please see cautionary statement regarding forward-looking statements on page 142.

All customer numbers are given as at 31 March 2003, unless stated otherwise.

EBITDA = Earnings before interest, taxation, depreciation and amortisation. The definition, reconciliation and reasons for disclosing EBITDA are discussed in the **Financial review.**

Introduction

BT Group plc is the listed holding company for an integrated group of businesses that provide voice and data services in the UK and elsewhere in Europe. British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and holds virtually all businesses and assets of the BT group. Our collective aim is to create shareholder value through service excellence, an effective brand, our large-scale networks and our existing customer base, and also through developing and marketing new, higher-value broadband and internet products and services.

BT consists principally of three lines of business: BT Retail, BT Wholesale and BT Global Services (formerly BT Ignite).

In the year ended 31 March 2003 (the 2003 financial year), 94% of our revenues were derived from operations within the UK, where we are the largest full service telecommunications operator, serving over 20 million customers. BT Retail and BT Wholesale operate almost entirely within the UK, addressing the consumer, major business, business and wholesale markets, and offer a broad spectrum of communications products and services. Our aim is to increase profitable revenues from data and advanced broadband and internet services and to reduce further our dependence on revenues and profit generated by fixed-line voice services.

For a summary of turnover for our lines of business for the years ended 31 March 2001, 2002 and 2003, see the table on page 10.

Corporate identity

In early April 2003, we unveiled a new corporate identity to replace the piper logo and reflect our strategy. Because it represents BT as part of the multimedia age and communicates our global reach, this change better reflects the range of activities that we encompass.

The new mark is the company's first visual identity change since 1991.

Governance

BT's policy is to achieve best practice in our standards of business integrity in all our operations, in line with our published statement of business practice – *The Way We Work*. This includes a commitment to maintaining the highest standards of corporate governance throughout the group (see pages 53 to 57).

Corporate social responsibility

BT is committed to maximising its positive impact on society through leadership in CSR (corporate social responsibility). In our view, a well managed CSR programme supports the delivery of strategy and is in the best interests of the business, customers, shareholders and the community (see pages 24 to 25).

Group strategy

In 2002 BT set out its three-year strategy to create value for shareholders by being the best provider of communications services and solutions for everybody in

the UK, and for multi-site organisations with European operations, achieving global reach through partnership.

We have seven strategic priorities:

- to deliver the highest levels of customer satisfaction performance and reduce the number of dissatisfied customers each year
- to achieve organic profitable revenue growth, while carefully controlling capital expenditure
- to put broadband at the heart of BT, expand the market for broadband services and create a media-enabled network
- to provide solutions and other value-added services for multi-site organisations with European operations
- to place all UK networks under a single management structure and to limit investment in legacy voice and data platforms, while migrating operations to new platforms
- to move into broadband and mobility services for consumers; and also into advanced services, such as communications solutions and outsourcing for major business customers; and ICT (information and communications technology) for SME (small and medium enterprises)
- all delivered by diverse, skilled and motivated people.

Customer satisfaction

Reducing customer dissatisfaction by 25% a year is a key target in our drive to deliver the highest levels of customer satisfaction.

BT has an extensive programme of quantitative customer research run by external agencies to assist us to focus on the level and causes of customer dissatisfaction.

This research shows we achieved a 37% reduction in customer dissatisfaction over the year, beating the target of 25%. All areas of the business improved satisfaction levels, with particularly significant improvement among our international and wholesale customers. Although in most areas customer satisfaction is well ahead of our competitors, we will strive to make further significant improvements. A programme has been put in place that focuses on key areas of customer dissatisfaction.

Broadband

Broadband is at the heart of our strategy and, during the year, we made progress in our drive to enhance the awareness, availability and attractiveness of broadband.

As at 16 May 2003, we had 936,000 ADSL (asymmetric digital subscriber line) connections and are on track to meet our target of one million connections by summer 2003. The speed at which this is happening is generating economies of scale that will help us continue to reduce costs and progress beyond the one million figure.

A series of technological breakthroughs can, for the first time, bring ADSL within potential reach of 90% of UK homes and small businesses within the next few years.

In November 2002, as further evidence of our commitment to broadband, we announced the appointment of BT's first Chief Broadband Officer, whose role is to direct and align the people and processes involved in the end-to-end delivery of broadband.

Reporting on BT Openworld

With effect from 1 January 2003, the former BT Openworld results have been reported within BT Retail. BT Openworld's internet access and portal services remain as a separately run business. All other parts of the BT Openworld portfolio, including GamesDomain and Dotmusic, together with the customer service and network operations teams, have been integrated into BT Retail.

This reorganisation has already delivered cost savings and efficiency gains, mostly arising from the avoidance of duplication in administrative and other support activities.

Restructuring

During the 2002 financial year, we substantially completed a radical restructuring programme, the key elements of which were:

- the UK's largest-ever rights issue – 1.98 billion new shares were issued to shareholders who took up their rights, raising £5.9 billion, net of expenses
- the demerger of the majority of BT's mobile businesses to create two separate listed companies – BT Group plc and mmO_2 plc
- the disposal of significant non-core businesses and assets
- the unwind of Concert, BT's joint venture with AT&T
- the creation of customer-focused lines of business
- a major programme of debt reduction.

Demerger of mmO_2

On 19 November 2001, we completed the demerger of mmO_2, comprising what were BT's wholly-owned mobile assets in Europe: O_2 UK (formerly known as BT Cellnet), O_2 Communications (Ireland) (formerly known as Esat Digifone), Telfort Mobiel, Viag Interkom, Manx Telecom and Genie. Shareholders received one share in mmO_2 plc and one share in BT Group plc for each share they previously held in British Telecommunications plc. Trading in BT Group plc and mmO_2 plc shares began on 19 November 2001.

BT and mmO_2, through arm's length negotiations, entered into a number of agreements to define the continuing relationship between the groups, including the agreement that, until November 2004, we will exclusively promote the mobile products and services of O_2 UK to the business market in the UK.

The agreements that we would not offer mobile products and services to the consumer market in the UK solely under the BT brand, and that parts of mmO_2 were able to use some of our trademarks and brands on a transitional basis, both lapsed on 31 March 2003.

Acquisitions and disposals

Between the 1999 and 2002 financial years, BT made a number of significant acquisitions, including taking stakes in Japan Telecom and J-Phone Communications

in Japan, and control of Viag Interkom in Germany, and Esat Telecom and Esat Digifone in the Republic of Ireland. During the 2002 financial year, reflecting the change in the group's strategy, we disposed of a number of businesses and assets, including Yell – our international directories and e-commerce business – and our stakes in Japan Telecom, J-Phone Communications and Airtel, the Spanish wireless operator. The consideration received enabled us to focus on our core businesses and to reduce net debt.

In January 2003, we completed the sale of our 26% stake in Cegetel Groupe SA, the leading alternative fixed-line operator in France, to Vivendi Universal for £2.6 billion in cash. After accounting for goodwill written back from reserves, BT realised a profit of approximately £1.5 billion before an exceptional interest charge of £0.3 billion on closing out fixed interest rate swaps.

In the 2003 financial year, we disposed of a number of non-core investments, including stakes in BSkyB, Mediaset, Blu and SmarTone.

No material acquisitions were made in the 2003 financial year.

Property

In December 2001, as part of our wider property outsourcing arrangement, we completed the sale and leaseback of the majority of our UK property portfolio to Telereal, a 50/50 joint venture partnership between Land Securities Trillium and the William Pears Group, for £2.4 billion in cash. Approximately 6,700 properties – offices, telephone exchanges, vehicle depots, warehouses, call centres and computer centres – equating to approximately 5.5 million square metres, were transferred. Under these arrangements, Telereal is responsible for providing accommodation and estate management services to BT.

We retained direct ownership of approximately 220 properties – including certain telephone exchanges, computer centres and high radio towers – totalling some 800,000 square metres. We also retained BT Centre, our headquarters building, Adastral Park, our major research facility near Ipswich, Madley and Goonhilly earth satellite stations and the BT Tower in Central London.

In the third quarter of the 2003 financial year, we provided £198 million against the costs of vacating and disposing of surplus London offices, as we rationalise from 14 buildings to five.

Concert

On 1 April 2002, we completed the unwind of Concert, our international joint venture with AT&T, which involved the return of Concert's businesses, customer accounts and networks to the two parent companies.

As a result of the unwind, we have largely taken back into our ownership those parts of Concert originally contributed by us to the joint venture, while AT&T has taken back into its ownership those parts it originally contributed. We have acquired substantially all of Concert's managed services network infrastructure in Europe, Africa, the Middle East and the Americas, and substantially all of the customer and supplier contracts that we originally contributed to Concert. Concert assets that have been returned to us are now managed by BT Global Services while Concert customers that have been returned to us are now managed partly by BT Global Services and partly by BT Retail.

Simultaneously with the completion of the termination of the Concert joint venture, AT&T acquired BT's share of our Canadian joint venture, through which we held an indirect minority shareholding in AT&T Canada. As a result, BT no longer has any obligations in relation to AT&T Canada.

Debt reduction programme

Net debt has been reduced from £27.9 billion as at 31 March 2001 to £9.6 billion as at 31 March 2003. Key to the reduction in the 2003 financial year was the disposal of our stake in Cegetel and operating cash flow improvements.

Dividend

In 2002, we returned to the dividend list with the payment of a final dividend for the 2002 financial year. An interim dividend of 2.25 pence per share for the 2003 financial year was paid in February 2003, and a final dividend of 4.25 pence per share is proposed for payment in September 2003.

Pension fund

The latest triennial funding valuation of the group's defined benefit pension scheme, the BT Pension Scheme, was performed by the independent actuary as at 31 December 2002. The valuation showed the assets of £22.8 billion to be sufficient to cover 92% of the liabilities, with a resulting deficit of £2.1 billion. With effect from April 2003, the regular company contributions have increased to 12.2% of employees' pensionable pay from 11.6%, and the annual deficiency payment has increased to £232 million from £200 million. The group remains committed to making good the funding deficit.

Lines of business

The following table sets out the group turnover for each of our lines of business in the 2003, 2002 and 2001 financial years.

	Group turnover		
Years ended 31 March	**2003 £m**	2002 £m	2001 £m
BT Retail	**13,301**	12,811	12,541
BT Wholesale	**11,260**	12,256	11,728
BT Global Services	**5,251**	4,472	3,468
Other	**41**	70	138
Intra-group	**(11,126)**	(11,162)	(10,734)
Total continuing activities	**18,727**	18,447	17,141
Total discontinued activities	**–**	2,112	3,286
Totals	**18,727**	20,559	20,427

BT Retail

Years ended, or as at, 31 March	2003	2002	2001
Group turnover	**£13,301m**	£12,811m	£12,541m
No. of employees ('000)	**50.4**	51.2	54.1

BT Retail is the UK's largest communications service provider, by market share, to the residential and business markets. It trades under one of the UK's leading brands – BT – and is the prime channel to market in the UK for other businesses in the BT group. It supplies a wide range of communication products and services, including voice, data, internet and multimedia services, and offers a comprehensive range of managed and packaged communications solutions.

Its strategy is to improve the customer experience, control costs and increase cashflow, defend core revenues and build new revenue streams.

The core portfolio covers traditional telephony products such as calls, analogue/digital lines and private circuits. New revenue generation is focused on broadband, mobility and ICT.

BT Retail has three main customer groups: consumer (residential customers), major business (corporate customers and the public sector) and business (usually companies of up to 500 employees). It has approximately 19 million consumer customers and over one million business customers, including major business customers.

Core business

As at 31 March 2003, BT Retail had more than 29 million customer lines (exchange line connections), nine million of which were business lines and lines for other service providers, and the remainder of which were for residential customers.

Fixed-network call revenues, including rental and connection charges, accounted for approximately 29% of our revenues in the 2003 financial year. The number of business lines remained stable, although high-speed ISDN services grew by over 6%.

In the residential fixed-voice call market, BT Retail's share remained stable over the year at around 73%, as it has been since June 2000. The number of residential voice lines grew by 0.2%. Our market share of the business fixed voice sector for the 2003 financial year was 45%, compared with 49% for the 2002 financial year.

Consumer

Our residential business saw revenue growth, for the first time for a number of years, driven by stable market share, stable customer numbers and growth in national calls.

- During the 2003 financial year, the BT Together pricing packages, which offer a range of competitive call prices and fixed-fee pricing options, continued to win customers. As at 31 March 2003, ten million customers had signed up for BT Together, accounting for 70% of residential customer call minutes. In April 2003, we announced that BT Together would be streamlined with effect from 1 June 2003, per-minute charging for evening and weekend calls would be removed and the distinction between local and national calls abolished, in favour of a single UK rate.
- During the 2003 financial year, we reduced the costs of our payphones operation through removal of over 18,000 payphones from sites where there is a suitable alternative. We remain committed to retaining payphones in locations, such as rural communities, where there is no suitable alternative.
- The launch in December 2002 of our new directories operation provides customers with a one-stop directory enquiries and information service on a single number – 118 500. In addition to the number service, our acquisition in August 2002 of the business of Scoot.com, the business finder directory service, enables customers to access classified listings and other enhanced information services.

Major business

- BT Retail helps its major business customers to manage their communications spend, using a free PC-based tool to analyse customer bills – BT Billing Analyst. This assists in pinpointing areas of inefficiency, identifying unnecessary calls at premium or peak rates and combating fraud. A consulting service is being introduced which uses this information to construct more efficient customer networks.
- The deregulation of inbound 0800 numbers means that we can offer bespoke pricing to our largest call centre customers.

Business

In the business market, our strategy is to provide business customers with a simpler and tailored service, thereby creating greater certainty and predictability in their business. We continue to defend and acquire telephony contracts through our BT Business Plan and BT Commitment portfolio against the carrier pre-select and wholesale line rental services.

- Between October 2002 and March 2003, the number of business customers on the BT Commitment Reward discount package doubled to over 60,000.
- In January 2003, BT became the first UK telecommunications company to cap the cost of business calls by launching BT Business Plan which sets a ceiling of 10 pence on local and national calls – provided only that they last less than an hour. At the end of March 2003, BT Business Plan had attracted over 20,000 business customers. Over the same period, the awareness of the plan among business customers reached 33.5%.

New-wave business

In total, BT Retail grew new-wave revenues from £582 million in the 2002 financial year to £850 million in the 2003 financial year, a 46% increase.

Consumer

- The launch during the year of BT Broadband is key to our approach to helping build the broadband market in the UK. For £27 per month, BT Broadband customers get instant connection to the internet, unlimited access with no time restrictions, the opportunity to use the phone and surf at the same

time, speeds up to ten times faster than a normal connection, and access to a range of content and service providers, including a range of e-mail choices. Free connection special offers and reduced modem prices for customers ordering online helped to drive demand and, as at 31 March 2003, BT Broadband had 137,000 customers.

- BT Retail launched two new ventures in the second half of 2002, both designed to provide new revenue streams, and to promote the uptake of broadband. BT Click&Buy is an on-line payment service, particularly suited to small transactions. BT Home Computing is a complete package, covering choice of broadband-ready PC, installation by a BT engineer and ongoing support.
- We announced a number of initiatives under the ''Home of Possibilities'' banner, which extend the benefits of broadband further into the home. These include home networking products (which enable multiple devices to share a single broadband connection), home monitoring services (which provide customer alerts via text, voice or e-mail) and home entertainment services.
- We continued to bring the internet to the high street with a programme to increase the number of e-payphones from 500 to 20,000 by 2007. The new kiosks enable customers to surf the internet, send web-based and instant e-mails, and send text messages to mobile phones, as well as make payphone calls. During the 2003 financial year, we installed 1,200 new kiosks.
- During the year, BT Retail returned to the consumer mobile market with Mobile Sense, a service enabling customers to select their own call charge package online. In February 2003, BT and T-Mobile (UK) formed a partnership with the aim of delivering a consumer-led mobile service in the summer of 2003.
- BT Openworld achievements during the 2003 financial year included the launch: in December 2002 of the Dotmusic on Demand service, offering downloads of more than 150,000 music tracks; in partnership with ukbetting plc, Sportev Ltd and InTheBox Media, of Sportal on Demand, the UK's first broadband sports network; in March 2003 the BT Learning Centre, which aims to enable parents and children to learn more effectively online. In addition, BT Openworld introduced a number of new, value-added services during the year, including anti-spam functionality and virus protection and was approved as an ADSL supplier for Microsoft's Xbox Live and Sony's PlayStation 2 online games services.

Major business

Our ICT objective is to grow our share of selected growth markets. These are the markets in which communication and network skills are significant, migration is from our core markets, our brand has value and in which partnerships profitably supplement our capability.

- Major outsourcing deals signed by BT Retail in conjunction with BT Global Services during the year include a £125 million deal with Abbey National to install and manage a consolidated company-wide integrated voice and data telecommunications solution; an £83 million five-year extension to a current contract with the National Australia Group to manage its information and communications technology services; a £168 million agreement with the NHS Information Authority, to upgrade the existing NHSnet infrastructure to a broadband platform, linking more than 7,000 NHS sites in England; and a £136 million contract over ten years with Bradford & Bingley to install wide and local area networks to connect more than 550 sites across the UK. In May 2003, BT was part of a consortium which was awarded a multi-million pound outsourcing agreement with Royal Mail to manage business and IT services.
- During the 2003 financial year, year-on-year growth of 8% was achieved in the outsourcing business; 58% in IP (internet protocol) infrastructure; and 416% in broadband. New businesses revenues grew significantly during the 2003 financial year, e.g. revenues from mobility were £41 million. There was also significant revenue growth from BT Broadband, managed desktop solutions and CRM (customer relationship management) activity.
- Under the theme of ''Connecting your world. Completely'', we launched a suite of mobile solutions during the financial year, to support corporate customers in meeting their business requirements, not just in the office or the regular place of work, but also on the move. Mobile Office, for example, offers customers secure, managed connections to their corporate infrastructure, including internet and intranet, e-mail and back office systems.
- The installation of 122 live BT Openzone-enabled areas in stations, airports, hotels and motorway service stations in the 2003 financial year helped BT maintain a competitive position in the UK market for public wireless LAN (local area network). BT Openzone offers the opportunity to conduct high-speed transactions while on the move. The target is to install 400 hotspots by summer 2003, and 4,000 by summer 2004.
- CRM developments included a strategic alliance with Eckoh Technologies, to provide speech recognition technology and the first ''pay as you go'' contact centre service.
- Closer collaboration with strategic partner Siebel Systems Inc, on solutions for local government, should now make it possible for citizens to deal with their local authority using a range of media – post, e-mail, internet, telephone or text message.

Business

- BT Openworld remained the leading ISP (internet service provider) for SMEs and, in an extremely competitive market, increased market share to 31% in the 2003 financial year (source: Oftel – share of ISP market for one to 250 employee businesses). BT Openworld grew its broadband SME customer base by 215% to over 132,000 by the end of March 2003. More than 80,000 business customers now use a BT Openworld value-added service, such as the Internet Business Pack, which helps SMEs establish a professional online business presence. BT Openworld's broadband portfolio continues to develop. SMEs can choose from a wide range of different products and

value-added services, with access speeds varying from 512 Kbits to 2 Mbits and with functionality that enables up to ten PCs to share a single access link.

- By March 2003, we were converting business customers to broadband at the rate of one line every minute (based on a 40 hour working week).
- Sales of IP telephone systems increased substantially. 30% of all the telephone systems now sold by BT Retail in the SME market are either pure IP or a hybrid of IP and conventional systems. With the launch of the Versatility system in November 2002, BT Retail now offers convergent telephone systems suitable for all customers, regardless of size.
- To complement the growth in sales of IP-based network infrastructure, we launched BT Business Software (a range of messaging and collaboration tools) and Open Orchard (a new venture offering software applications and consultancy to mid-market customers).
- The launch of Mobile Worker in August 2002 was BT Retail's first offering as a service provider. It connected 3,500 handsets by the end of March 2003, and we also launched BT Business Mobile, a bespoke tariff for business customers.

Internet access

At 31 March 2003, BT Openworld had approximately 1.75 million UK consumer and business ISP customers, making it one of the leading internet access providers in the UK.

During the year, the rate of growth of internet penetration in the UK slowed and the narrowband (dial-up) market showed signs of maturity. Against this background, BT Openworld's strategy is to create a profitable business and drive the growing broadband market.

BT Openworld's narrowband business continued to prove itself to be sustainable and viable.

BT Openworld's strategy is to increase its profit from this area, while simultaneously migrating narrowband customers onto broadband access services. This strategy is designed to increase revenues and provide customers with a superior internet experience.

During the year, BT Openworld grew its broadband customer base by 171% to over 290,000 and it remains the leading ISP supplier for broadband ADSL services in the UK.

Enhanced customer access

We continued to use new technology to develop more effective relationships with customers.

- We remained on track in the development of next-generation multifunctional contact centres, an upgrading of the traditional call centre. Eight of the planned 31 centres in the UK, all of which will be equipped with state-of-the-art CRM systems, were completed during the year. Increased efficiencies achieved cost reductions of £86 million – on track to reach the target of £150 million annual savings by the end of the 2004 financial year. The restructuring was achieved without compulsory redundancy. Specialist broadband contact centres were set up in Newcastle and Exeter, and in March 2003 BT Retail announced that we would be opening new contact centres in New Delhi and Bangalore.
- During the financial year, we embarked on a programme to transform and expand our online relationships with customers. At 31 March 2003, we had a total of almost four million online relationships, and over 300,000 customers receiving e-bills. We continued to extend the range of online services, particularly those made possible by broadband and mobile access. This programme made a significant contribution to our cost reduction achievements in the 2003 financial year.
- Our integrated multi-channel transformation programme aims to change the way BT Retail serves major business customers. The programme is focused on improving the customer experience and reducing the cost of sale through integrated web and desk-based access, and on increasing market reach and adding value through our strategic partners. Significant cost savings were delivered by deploying online service support to 500 customers, handling 3,000 transactions per day by the end of March 2003. The new tele-channel opened 10,500 new leads, and closed contracts worth £84 million. Our indirect channel partners made a significant contribution.

BT Wholesale

Years ended, or as at, 31 March	2003	2002	2001
Group turnover	**£11,260m**	£12,256m	£11,728m
No. of employees ('000)	**27.6**	29.8	30.0

Core business

BT Wholesale provides network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN (integrated services digital network) connections. It serves more than 500 communication companies, fixed and mobile network operators, and service providers, including BT Retail and BT Global Services. It aims to build complete communications packages and works with its customers to help them succeed in their businesses. BT Wholesale has 885 local and trunk processor units, 119 million kilometres of copper wire and six million kilometres of optical fibre.

Consistent with our strategy, BT's UK networks are now managed by BT Wholesale – this includes the UK PSTN (public switched telephone network), ATM (asynchronous transfer mode) and IP networks. Together, they constitute the most extensive telecommunications network in the UK, capable of touching virtually every home and business.

The fact that all UK network capital expenditure decisions are now made by one team has enabled BT Wholesale to reduce the capital expenditure it controls by realising synergies through more efficient network planning and responding quickly to worsening market conditions. This is the capital expenditure of BT Wholesale and of BT Global Services on the UK IP network, which together has been reduced from £2,109 million in the 2002 financial year to £1,793 million in the 2003 financial year.

Changing market conditions
In 2003, the UK telecommunications market continued to experience its most significant slowdown in many years. BT Wholesale's external turnover declined by 11%, and our internal turnover reduced by 7% in the 2003 financial year, reflecting the downward pressure on prices, a slowdown in volume growth and the unwind of Concert.

Strategic intent
BT Wholesale intends to be number one in broadband and data services in the UK. This intent is underpinned by six strategic imperatives: to lead the market in customer satisfaction; to grow profitable revenues; to achieve best-in-class costs; to deliver commercially successful broadband; to create a 21st century network; and to create a high performing, customer-focused organisation.

External new business revenues
BT Wholesale is moving into new markets. The emphasis is changing from the regulated, capital-intensive products in our traditional portfolio, to internet connectivity, network facilities management, mobility, equipment, and content and applications.

In total, BT Wholesale grew its new business revenues from £102 million in the 2002 financial year to £189 million in the 2003 financial year – 85% growth. Key contract wins in the 2003 financial year included a six-year, full network outsourcing contract with Redstone. Over the next 12 months, a series of key product and service launches are expected to continue this growth, focusing on innovation and a flexible route to market.

This focus on new business goes hand in hand with maintenance of the traditional interconnect business, from which the majority of BT Wholesale's external revenues (£3,283 million traditional interconnect business revenues in the 2003 financial year) were derived.

Broadband
As at 31 March 2003, BT Wholesale's installed base of ADSL lines was around 800,000, including lines for BT Broadband's 137,000 customers and BT Openworld's 290,000 customers, representing growth of 380% over the previous year. Since January, we have been adding well over 20,000 connections per week and at 16 May 2003 total connections were 936,000. We are on target to reach one million connections in summer 2003.

There were a number of notable BT Wholesale achievements in the broadband arena during the year. All of these helped drive up demand for, and access to, broadband.

- The monthly rental charged to wholesale customers for a consumer broadband connection was reduced on 1 April 2002 from £25 to £14.75. This reduction was quickly reflected in the retail prices charged by ISPs.
- We ADSL-enabled a further 67 exchanges, bringing the total to 1,167, ensuring that 67% of UK households are connected to ADSL-enabled exchange areas.
- We developed and implemented a demand registration scheme. Under this scheme, people in areas where the local exchange has not been upgraded for broadband ADSL can register their interest via a service provider. Over 800 exchanges have been given a trigger level, indicating the number of customers required to make enabling that exchange commercially viable – with trigger levels for a further 759 exchanges already planned for the next financial year. At 31 March 2003, more than 320,000 people had registered an interest: 44 exchanges had been broadband enabled as a result of the scheme (with a further 247 having reached their trigger levels).
- We continued to explore commercially viable ways to roll out broadband services to smaller communities. For example, we began trials of a new commercial model for broadband exchange activation, using lower-cost exchange technology and a sponsoring organisation – with a social, development or commercial interest in bringing broadband to the area – providing up-front funding. The Exchange Activate trial was run in eight sites across the UK. In April 2003, BT Wholesale announced that it would be proceeding with the full implementation of Exchange Activate from July 2003.
- We began a trial of new broadband symmetric services for business customers based on SHDSL (symmetric high-speed digital subscriber line). Products developed using SHDSL are capable of supporting a range of services for service providers and businesses, including e-mail, web-hosting, video conferencing, VPN (virtual private networks) and WAN (wide area network). The trial is planned to run until mid-summer 2003 and in 100 exchanges within London, Manchester, Birmingham,Yorkshire, Merseyside and parts of Scotland.

21st century network
At the heart of BT Wholesale's strategic intent to be the UK's number one in broadband and data is our commitment to create a world-leading, commercially-focused, market-driven UK network, which fulfils customer requirements today and anticipates their future needs.

Our commitment to the quality and reliability of the PSTN and narrowband remains undiminished. Early choices will be made on appropriate next generation technology to replace the oldest narrowband switches, but the plan is for a long-term migration.

BT Wholesale plans to build an advanced broadband network based on IP standards. This is a major change from traditional telecommunications network standards. It will consist of very high-capacity routers connected together by an optical network capable of meeting many years of future customer demand for voice, video and data services. This will be designed to make BT simpler and more efficient to deal with.

The objective is to build this network using stringent capital return criteria and taking an

increasingly rigorous approach to investment in the narrowband network.

The 21st century network aims to deliver long-term, structural cost reduction, as we progressively migrate onto a simpler, lower-cost network architecture. The aim is that the new network will be reliable and hands-off, with self-diagnostic and self-healing capabilities, which means that investment now should lead to significantly lower operational costs in the future.

Efficiency

BT Wholesale's cost base strategy includes improved processes, better inventory control, and a relentless focus on productivity. This resulted in significant savings.

A major contribution to efficiency in the 2003 financial year was a reduction in the pay bill for BT Wholesale, as over 2,000 employees left the business on leaver terms.

Savings have also been achieved as a result of improved automation and the adoption of new technology, for example the development of self-install processes for our ADSL broadband product.

By concentrating on the efficient use of existing equipment, the requirement for capital expenditure has also been controlled. Tightening spare plant margins on ISDN line cards, and more efficient deployment of transmission equipment, for example, have resulted in reduced costs, while maintaining standards for provision of service.

BT Global Services

Years ended, or as at, 31 March	2003	2002	2001
Group turnover	**£5,251m**	£4,472m	£3,468m
No. of employees ('000)	**17.2**	16.7	18.8

BT Global Services (formerly BT Ignite and re-named in April 2003) is BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations. Building on the existing relationships BT has with large multi-site organisations in the UK and internationally, BT Global Services provides global reach and a complete range of ICT solutions and services.

Meeting customers' needs

We have a highly experienced and skilled workforce, serving our customers around the world. Almost 50% of BT Global Services' people are employed outside the UK, ensuring a local understanding and approach. We deliver global account and service management to our major corporate customers around the world.

BT's extensive global communications network and strong strategic partnerships enable us to serve customers in all key commercial centres of Europe, North America and Asia Pacific. In Europe, this network links more than 250 towns and cities across 16 countries back into our ubiquitous UK network, and beyond into the Americas and Asia Pacific.

BT Global Services is a supplier of leading-edge global communications services, with a portfolio ranging from desktop and network equipment and software, transport and connectivity, managed LAN, WAN and IP-VPN (internet protocol virtual private network) services, applications hosting, storage and security services, through to business transformation and change management for complex global requirements. Our award-winning, flagship MPLS (multi-protocol label switching) product was launched in 2000. With 500 points of presence around the globe, it can be accessed from over 60 countries, and is recognised as a leading product in the marketplace. MPLS-based IP virtual private networks are the next generation of data networks for corporate customers, supporting voice, data and video applications. These networks offer more flexibility and greater service performance. During the 2003 financial year, quarter-on-quarter order growth for MPLS services averaged around 50%.

Solutions and value-added services

BT Global Services' larger and more complex customer contracts are delivered through or managed by BT Global Solutions and Syntegra.

BT Global Solutions' portfolio covers a number of key ICT-related areas, including: IP infrastructure, CRM, applications and hosting, and outsourcing.

BT Global Solutions has over 5,000 employees and delivers services for customers in 136 countries. Its sales order value was £3.6 billion in the 2003 financial year, up 33% on 2002.

Syntegra, BT's experts in business transformation and change management, employs around 5,000 people worldwide, with particular strengths in financial services and government. Syntegra is a key player in the global trading systems market. In the 2003 financial year, Syntegra signed UK Government business worth more than £500 million.

Customer wins

In addition to contracts signed in conjunction with BT Retail and described on page 12, BT Global Services entered into a number of other significant customer contracts in 2003. Examples include:

- In November 2002, working closely with BT Retail, we signed a seven-year contract worth around €1 billion with Unilever, to manage and develop the company's global communications infrastructure. This is one of the largest outsourcing contracts in UK corporate history and the majority of revenues will come from operations outside the UK. BT Global Services will supply Unilever with a range of voice, data and mobile services, as well as developing new technologies on its behalf.
- In January 2003, we were awarded the contract to restructure the communications platform of the Bavarian state in Germany. The seven-year contract is the largest government contract BT has signed outside the UK and involves the fundamental restructuring and harmonisation of the Bavarian state's entire communications platform.
- In January 2003, we won a four-year contract with the Ministry of Public Administration in Spain, worth

over €20 million, to provide fixed-voice, data and internet services. The ministry, which has more than 400 sites throughout Spain, provides administrative support to government at the central, regional and local levels.

- In April 2003, we signed a three-year contract with high street bank HBOS plc to manage its voice and data services.
- Syntegra signed deals worth in excess of £800 million, including a ten-year strategic partnership with Essex County Council – one of the biggest partnerships of its kind ever established by a county council.

Business realignment

On 1 April 2002, the management of BT's contracts with former Concert customers was transferred to BT Global Services and BT Retail.

During 2003, the Concert MPLS virtual private network platform, with its global presence in Europe, USA and Asia, was integrated with the BT Global Services European platform, to enhance reach and coverage, on schedule and within budget.

BT Global Services also achieved greater integration of its European businesses through continued product harmonisation, network and customer service centre consolidation and people realignment.

Global reach

In Europe, BT Global Services owns operations in: Belgium, France, Germany, Ireland, Netherlands, Spain, the Nordics and Central and Eastern Europe. We deliver services to customers in Italy through our joint venture Albacom and I.Net (our applications hosting company). In the Americas and Asia Pacific, we deliver service to our customers through a combination of direct sales and services operations and strategic partners.

BT Global Services' network-based services (Frame Relay, ATM, IP-VPN) extend to and across North and South America, and the Asia Pacific region. This means that BT Global Services' products are delivered seamlessly within and from Europe to our own locations in the Americas, and delivered locally through interconnect and supply agreements with regional carriers. In the Asia Pacific region, we deliver services locally to customers via a network of partners in the key commercial centres of Japan, Hong Kong, Singapore and Australia, and provide reach across the region through other regional operators.

Global customer service is provided via service and network management centres around the world, 24 hours a day, seven days a week. As part of BT Global Services' programme to deliver a standard operating environment across our operations, all network operations are in the process of being consolidated into a single network control centre in Brussels. This centre will manage BT's networks across 16 European countries, and through functions such as shared incident management and fault resolution, performance monitoring, and seamless customer service, help customers maximise the use of their infrastructure.

Other businesses

As at 31 March 2003, BT held stakes in a number of other businesses, including:

- stakes in four satellite entities – Eutelsat, Inmarsat, Intelsat and New Skies.
- a 16.6% stake in L G Telecom, a mobile cellular telephone operator in the Republic of Korea.
- an 11.9% stake in StarHub, the enlarged fixed and mobile communications operator and pay-TV operator in Singapore, formed by the merger in June 2002 between StarHub and Singapore Cable Vision (BT's stake was previously 18% in StarHub alone).
- a 23% stake in Albacom, a fixed communications operator in Italy.

Research and development and IT support

BT Exact is BT's centre of excellence in IT and networking technologies, providing the specialist technical skills that BT needs to extend the reach of our broadband services, operate our networks efficiently and deliver world-class customer service.

BT Exact also works with BT Retail, BT Wholesale and BT Global Services to address the more complex needs of our customers, extend our portfolio of products and services and ensure that our customers gain full advantage from the opportunities created by new technologies.

Specialist technical services are also offered directly to telecommunications equipment manufacturers and suppliers of the software applications used in the core of the world's public communication networks. For example, BT Exact works with companies such as Alcatel, Juniper Networks, Lucent Technologies and Marconi to provide independent assessments of their products' performance and suitability for use in public communications networks.

All these aspects of BT Exact's business are based on expertise and insight created through our research programmes, which focus on the next-generation internet, advanced data services, information and network security, software systems to support the management and integrity of networks worldwide, and the future impact of advanced communications on lifestyles, education and healthcare.

The work undertaken by BT Exact is part of an investment of £380 million in research and development that BT made in the 2003 financial year. This compares with £362 million and £364 million invested in the 2002 and 2001 financial years, respectively.

The intellectual property created from this work is valuable and BT Exact is responsible for the exploitation, management and defence of the patents that result from our research and development work, and has a policy of commercial exploitation of our technology through patent licensing (including a contract with ipValue to secure revenues from US and Canadian companies), and the incubation of new technology companies.

In February 2003, BT Exact announced a partnership with Coller Capital and New Venture Partners (NVP) to create an independent corporate venturing partnership – NVP Brightstar – in which BT has a minority stake. NVP Brightstar, which began operations in April 2003, has the exclusive rights to create new, start-up businesses with BT Exact, using our extensive and developing intellectual property portfolio. NVP Brightstar purchased the majority of the existing portfolio of technology ventures developed by BT Exact's corporate incubator, Brightstar.

Our people

Number of employees in the group

As at 31 March	2003 '000	2002 '000	2001 '000
UK	**96.3**	100.1	106.4
Non-UK	**8.4**	8.5	10.4
Total continuing activities	**104.7**	108.6	116.8
Total discontinued activities	**–**	–	20.2
Total employees	**104.7**	108.6	137.0

At 31 March 2003, BT employed 104,700 people throughout the world, with 96,300 in the UK.

During the 2003 financial year, as part of the continuing programme of reshaping the group, 4,300 people left BT under our voluntary paid leaver package, Newstart.

Well managed, motivated people are fundamental to our success. Our reputation as a progressive and innovative employer not only helps us recruit and retain an excellent workforce, it also enhances our ability to serve our customers and generate revenues.

Training and development

During the year we spent around £70 million (excluding staff and other direct costs) on the training and development of our employees. We provide a range of training opportunities for employees, including customer service and technical training, management development and professional training, as appropriate. We aim to deliver this as cost-effectively as possible by using the capabilities of broadband and progressively increasing the emphasis on e-learning and self-teach opportunities.

Because a passion for our customers is fundamental to the way we do business, a number of training and development initiatives have focused on aspects of customer satisfaction. One example of this is the My Customer programme, targeted at 50,000 people in BT Retail, to reinforce their engagement skills with customers.

In January 2003, BT was accredited as an Investor in People, for the fourth time.

Communications

We maintain and develop the awareness of our employees in relation to financial and economic factors that affect the performance of the company in a number of ways. Employees are kept informed through a monthly internal newspaper and regular e-mail bulletins, as well as having access to the intranet.

Health and safety

We have undertaken a comprehensive review of our health and safety strategy and are committed to eradicating avoidable work-related illness and injury. We have specifically targeted those business activities that carry the greatest risks and we are enhancing the information, instruction and training provided for our people to help improve performance. Good progress is being made against the stringent targets we set ourselves in 2001, with a 21% reduction in workplace injuries and a 23% fall in cases of occupational ill health over two years.

A stake in the company

We encourage our employees to acquire shares in BT Group to enable them to share in our success, and offer a range of tax-beneficial employee share plans to help them make such acquisitions.

For the 2003 financial year, £36 million was allocated to provide free shares to UK employees under the BT Employee Share Investment Plan (ESIP). Under the terms of the scheme, the amount of profit set aside to buy free shares is linked to corporate performance measures determined by the Board. These shares are held in trust for a minimum of three years, and for five years in order to obtain the beneficial tax treatment (employees outside the UK receive a cash payment equivalent to the value of the shares).

The partnership shares section of the ESIP gives employees an opportunity to purchase shares in the company through monthly deductions from their pre-tax salaries.

In addition, employees have the opportunity to buy shares at a discount under the BT Group Employee Sharesave schemes. Share options are normally exercisable on completion of a three- or five-year save-as-you-earn contract.

Pensions

Most of our employees are members of the BT Pension Scheme or the BT Retirement Plan, both of which are controlled by independent trustees. The BT Pension Scheme was closed to new members on 31 March 2001. The majority of employees who joined the company after that date are eligible to join the BT Retirement Plan.

Listening to our people

We run an annual employee attitude survey, and encourage managers and their teams to put in place action plans to address the issues that it highlights. The most recent phase of the survey was conducted at the end of 2002 and showed extremely high levels of support for and commitment to the company's strategy.

Work/life balance

We want our people to give of their best for customers and BT, and we provide the scope, within operational requirements, for them to optimise their work/life balance. At 31 March 2003, we had more than 6,000 people working part time, almost 600 job sharers and around 6,600 people working from home.

Other options include alternative attendance patterns, maternity, paternity, adoptive and parental leave, career breaks and an increasingly flexible approach to assist individuals to prepare for their retirement age.

Industrial relations
An estimated 75% of our UK employees belong to one of two main trade unions recognised by the company. We have a good record of industrial relations and constructive, occasionally robust relationships, based on partnership and mutual respect, with both unions in the UK and works councils elsewhere across Europe.

Equal opportunities
We are an equal opportunities employer and are committed to developing a working culture that enables all employees to make their own distinctive contribution. We are an active member of many equal opportunity and diversity organisations, and during the year were awarded the platinum standard by Opportunity Now for our work on gender equality and the gold standard by Race for Opportunity (RfO) for our work on race equality.

We were also recognised by the Employers' Forum on Disability for our leadership in the employment of people with disabilities.

Our Chief Executive, Ben Verwaayen, is chairman of the National Employment Panel's Steering Group on Lone Parents, which aims to create more opportunities for lone parents to work.

Regulation, competition and prices

The commercial environment in the UK and in the countries in which BT operates or wishes to operate is increasingly competitive and dynamic. However, we remain subject to extensive regulation, particularly in the UK, which can materially affect the way in which we carry out our business. We also use inputs from other regulated operators, largely outside the UK, and the availability and price of these inputs may change from time to time, impacting on our business.

Regulation in the UK
The regulatory structure for UK telecommunications is set out principally in the Telecommunications Act 1984, which gives regulatory authority to the Secretary of State for Trade and Industry and the Director General of Telecommunications who heads the Office of Telecommunications (Oftel). The Secretary of State and the Director General are each required to exercise their functions under the Act in the way which they consider is best calculated to ensure, as far as reasonably practical, that all reasonable demand for telecommunication services, including certain community services, is met, and to secure the ability of licensed telecommunications operators to finance the provision of the services which they are licensed to provide. In addition, they are required, among other things, to promote the interests of consumers, purchasers and other users in the prices, variety and quality of telecommunication services and equipment, and to promote and maintain efficiency and effective competition among UK telecommunications operators.

With limited exceptions, a licence under the Telecommunications Act is required to run a telecommunication system in the UK. The Secretary of State is responsible for issuing licences after consulting the Director General. The regulatory regime will change during 2003 and a new regulator, Ofcom, will take over – see sections ''The BT Licence'', ''New European Union Directives'' and ''Communications Bill and Ofcom'' for further information.

The BT Licence

BT currently operates in the UK under a number of licences, the most important of which is our licence to operate our fixed-line public telecommunications network (the ''Licence''). Subject to the implementation of the new European Union Directives (see below), the Licence remains in force indefinitely, but the Secretary of State may revoke the Licence on ten years' notice. The Licence can also be revoked at any time on various grounds, including non-compliance with an enforcement order from the Director General. In September 1999, the Licence was modified to meet the harmonisation requirements of the European Union Licensing Directive.

The Licence contains terms and conditions designed principally to ensure the widespread provision of telecommunication services in the UK, to protect the interests of consumers and to encourage the development of effective competition in telecommunication services and network provision within the UK.

Under the Licence, we have to fulfil reasonable requests for voice telephony, low-speed data and fax transmission services, and provide public call boxes in accordance with published guidelines, throughout nearly all the UK, including rural areas (these being the principal elements of the Universal Service Obligation).

Under the Licence, we must allow other licensed operators to interconnect with our telecommunications systems on cost-oriented, transparent and non-discriminatory terms.

We must comply with a variety of fair trading obligations, such as:

- a prohibition on showing undue discrimination between customers or unfairly favouring any part of our own business as against competitors in relation to matters such as the price, terms and conditions or quality of our main services; and
- a prohibition on the unfair cross-subsidy of certain of our activities.

We must publish audited financial statements for the regulated ''businesses'' and ''activities'', in order to support the linkage of costs with interconnect prices and with a view to providing demonstrable evidence that we are neither behaving in a discriminatory fashion nor unfairly subsidising our activities. If it appears to the Director General that an unfair cross-subsidy exists between specified parts of our own business, we must take such steps as the Director General may direct to remedy the situation. The regulatory businesses for which separated accounts are currently produced are retail narrowband access, apparatus supply, network, retail systems, mobile, supplemental services and

residual services. The Licence also contains provisions enabling the Director General to monitor our activities, including requirements for BT to supply him with information requested.

The Licence contains price control formulae, the overall effect of which requires us to reduce, or restricts the extent to which we can increase, the prices of many of our telephony services to the bulk of the residential market and also the prices for our interconnection services, wholesale line rental services and number portability services. In addition, the Licence contains certain specific restrictions on the terms on which we can trade. In particular, we are required to publish and adhere to standard prices and other terms for providing certain services and, in general, to apply uniformly a published scale of charges for installing residential exchange lines on premises to be served by a single line.

As a result of our international interests, a Licence condition prohibits us from doing anything, by act or omission, that would detract materially from our ability to meet our Licence obligations to provide UK telecommunication services and to do so to any specified standards. BT's directors are required to submit an annual compliance certificate to the Director General.

The Director General may make modifications to a licence if the licensee does not object or the modification is deregulatory. Alternatively, proposed changes to the Licence may be referred by the Director General to the Competition Commission. In either case, the Telecommunications Act requires public consultation before a licence can be modified. Licences may also be modified in order to implement European Union directives into UK law.

New European Union Directives

The provision of telecommunications networks and services throughout the European Union was liberalised through the implementation of a number of Directives which came into force in January 1998. Following a review initiated by the European Commission in 1999, a new package of Directives for the regulation of electronic communications continuing the EU's policies of liberalisation and harmonisation was adopted by the EU in April 2002. These Directives must be implemented in all Member States by 25 July 2003. The new framework aims to be technologically neutral. Individual licences will be replaced by a general authorisation applying automatically to all providers of electronic communications networks and services. Member States will no longer be permitted to require undertakings to obtain licences before operating in the sector, though providers of electronic communications networks and services may be required to comply with a limited range of general conditions. Additional obligations, legally separate from the general conditions, will be imposed on individual providers designated by their National Regulatory Authority as having Universal Service Obligations or ''significant market power'' in specified market sectors. The ''significant market power'' trigger will be aligned with the competition law concept of dominance, and any obligations imposed on significant market power grounds must be the minimum required to address identified competition problems. The new framework requires the availability of full rights of appeal, including appeal on the merits, against regulatory decisions to a body with appropriate expertise. The new Directives also incorporate mechanisms designed to ensure consistency of regulation across the European Union.

Oftel is currently consulting on the proposed general conditions and Universal Service designations and obligations. Both these aspects of the new framework need to be in place when all existing licences are due to cease to apply on 25 July 2003, the implementation date for the new Directives. Oftel is also consulting on market analyses required to identify whether significant market power exists in specified market areas. However, as existing significant market power obligations can be carried forward until the analyses are completed, this aspect of the framework does not have to be in place by 25 July. Significant market power obligations under the new framework may not, therefore, be implemented until later in 2003 and Oftel has indicated that because the process cannot be completed before 25 July, certain existing licence conditions relating to market areas subject to the analyses will need to be carried over until at least the end of August. BT can, in any event, expect to continue to be regulated in the majority of the markets in which it is currently regulated.

The new general conditions and Universal Service Obligations are not expected to have a major impact on BT, although some beneficial rationalisation of these aspects of the framework is anticipated to result. The introduction of the new definition of significant market power and the requirement for market analyses should lead to the eventual withdrawal of competition-related regulation, relying instead on competition law in specified market sectors which are competitive or which become competitive in the future. In its current market analysis consultation documents, Oftel is proposing the removal or relaxation of such regulation in a number of markets. Similar regulatory reviews are underway in all EU member states which will have an impact on the level of regulation BT, and its suppliers, are subject to in those countries.

The Communications Data Protection Directive, which is not part of the main Electronic Communication Directives, was adopted in June 2002 and must come into force in Member States by 30 October 2003. This Directive may have cost implications for industry.

Communications Bill and Ofcom

The UK Government has completed a review of telecommunications and broadcasting regulation. A new regulatory body has been established, called the Office of Communications (Ofcom), to amalgamate the roles of the five existing regulatory agencies: the Director General of Telecommunications; the Independent Television Commission; the Broadcasting Standards Commission; the Radio Authority and the Radiocommunications Agency. Ofcom is headed by a chairman (Lord Currie) and chief executive (Stephen

Carter) and supported by executive and non-executive board members.

The reforms are in two parts. The first comprises the Office of Communications Act passed in March 2002, which enables the board, office and budgets of Ofcom to be established, but does not enable Ofcom to exercise any regulatory functions. The second comprises a Communications Bill. The draft Bill was published in May 2002 and the final Bill is expected to be passed by Parliament by 17 July 2003. It will confer regulatory functions on Ofcom, which will be able to take up those functions when the Bill is brought into force. However, Ofcom is not expected to take up its regulatory functions until later in the year and the Bill provides for a transitional period between the Bill coming into force and the date when Ofcom takes up its formal powers. In this period, the existing regulators will carry out Ofcom's functions relating to networks and services, and spectrum.

The main changes for providers of electronic communications networks and services will be the possibility of fines being imposed for breach of regulatory obligations, appeals on the merits against regulatory decisions and the creation of a new regulatory regime which will, among other things, implement the requirements of the new EU Directives for general authorisations, instead of individual licences, and basing regulation of dominant players on analyses of relevant markets. Statutory instruments have been made to enable preliminary work to be undertaken to implement the Directives, and, in the event that the Bill is not passed before 25 July 2003, the deadline for implementation, the Government will ensure implementation by means of further statutory instruments which will, for a limited period, duplicate provisions in the Bill.

Competition

The competitive environment

The UK telecommunications market is fully open to entry and highly competitive. As a result, the UK Government and Oftel have indicated their expectation that it will be appropriate to move away from sector-specific (including licence-based) regulation to greater reliance on the Competition Act as individual markets become sufficiently competitive. Furthermore, the new EU Directives – see ''New European Union Directives'' – prohibit the imposition of competition based, sector-specific economic regulation in any market which is found to be effectively competitive.

In January 2000, Oftel published a strategy statement based on the principle that regulation should go no further than the minimum necessary to protect consumers. The strategy is underpinned by a programme of competition reviews, which are intended to ensure that the regulatory framework responds to changed competitive conditions: where it is found that competition is delivering benefits to consumers in the sectors reviewed, regulation will be reduced or withdrawn as appropriate. These reviews will need to be incorporated into the market reviews mandated by the new EU Directives, which will come into force by 25 July 2003 (see ''New European Union Directives'').

Although it is some years since the Telecommunications Act abolished the monopoly of the former statutory corporation, British Telecommunications, in the running of telecommunication systems, obligations placed on BT, including pricing regulation and the requirement to provide universal service (discussed below) are generally more onerous than for other licensees.

Competition Act

In addition to telecommunications industry regulation, BT is subject to general competition law.

By virtue of provisions in the Competition Act 1998, UK competition law is in line with European Community law in prohibiting anti-competitive agreements and concerted practices and the abuse of a dominant market position. In the case of telecommunications, the Director General of Telecommunications has concurrent investigatory and enforcement powers with the Office of Fair Trading. They also have significant investigative powers. Breach of the relevant prohibitions could lead to fines of up to 10% of relevant turnover in the UK for each year of infringement (up to a maximum of three years) and/or result in claims for damages in the civil courts. There are also powers to order a company to cease an infringing activity. There is an independent mechanism for appeals to the Competition Appeals Tribunal against decisions under the Competition Act.

Oftel is continuing to investigate the terms and conditions of BT's telephone rental business under the Competition Act. Also, following the decision of the Competition Appeals Tribunal in the Freeserve case in April 2003, Oftel has undertaken to re-issue a decision on BT Openworld's broadband activities.

Enterprise Act

The Enterprise Act 2002, which received Royal Assent on 7 November 2002, aims to give more independence to the competition authorities, to reform insolvency and bankruptcy laws and to tackle trading practices that harm consumers.

The provisions of the Act are largely complementary to those of the Competition Act 1998, which will remain in force with some minor amendments – but it also contains new provisions criminalising cartels and allowing for the disqualification, in appropriate cases, of company directors where companies commit breaches of competition law.

Pricing regulation

Fixed network

We are subject to price controls on our fixed network services in the UK at two levels: retail and network. Fixed network competitors are generally not subject to direct price controls, although there are some controls on mobile network operators.

Retail price controls

We are subject to two sets of UK retail price controls, one on certain public-switched telephony call charges and exchange line rentals, and one on certain private circuits. Each price control is based on a formula

calculated by reference to the UK Retail Prices Index (RPI) and a factor, X.

For services covered by the controls, the weighted average of base prices cannot increase in each year beginning 1 August by more than the annual change in RPI minus X. The current retail price control for public-switched telephony, applying from August 2002 to July 2006 is RPI minus RPI (i.e. the value of X is RPI and prices cannot increase). It is measured on services used by the lowest 80% of our residential customers classified by bill size. From August 2002 the services covered by the control were extended to include BT's share of the revenue for calls to all four mobile networks, replacing the previous separate control on BT for calls to Vodafone and O_2. The price control formula and our performance against the formula are set out in the table below.

Under the new controls, we have also given an assurance that increases in line rental for business customers will be no more than the annual change in RPI. Under the price controls for private circuits that applied from August 1997 to July 2001, prices for domestic analogue and low-speed digital private circuits could not increase by more than the change in the RPI in any year. The application of the analogue price cap has been extended until July 2005 and the low-speed digital private circuits cap was removed in July 2001.

Review of retail price controls

In July 2002, BT accepted Oftel's proposals for changes to its licence to introduce new retail price controls of RPI minus RPI (i.e. no price increase) from 1 August 2002 until 31 July 2006. Under the changes:

- BT is required to provide a cost-based wholesale line rental product to other service providers at a regulated price and in a way that does not discriminate between BT's retail business and service providers. This product (Wholesale Access) has been available from BT since 1 September 2002. Oftel has since issued a further consultation regarding enhancements to this product and BT, Oftel and industry are discussing the proposed requirements.
- for those services covered by the previous control, BT's prices to the lowest spending 80% of its customers would be pegged at their current level and not allowed to rise with inflation, using an RPI minus RPI price control. The services covered by the control have been extended to include BT's share of the revenue for calls to all four mobile networks, replacing the previous separate control (RPI minus 7%) on BT for calls to Vodafone and O_2 UK.
- once Oftel is satisfied that the new wholesale line rental product is fully implemented and starting to have an impact in the retail market, the retail price control will be further revised to allow prices to increase at the rate of inflation.
- there are some minor changes to the workings of the Light User Scheme designed specifically for people making fewer calls, including provisions to extend the number of customers potentially qualifying if the standard exchange line rental rises significantly.

Network charge control

We operate under interconnection agreements with most other licensed operators. A new network charge control period began on 1 October 2001 and will last for four years from that date. It requires us to set reasonable charges based on long-run incremental costs for our standard interconnection services. Depending on the degree of competition for these services, charges are cap controlled each year by RPI minus X (where X ranges from 7.5% to 13%) for services Oftel considers unlikely to become competitive in the near future; safeguard cap controlled (i.e. no increases above RPI during any relevant year of the overall control period) for services likely to become competitive; and those services considered fully competitive are not subject to direct charge controls. The network charge controls that ended on 30 September 2001 capped charges for services unlikely to become competitive in the near future at RPI minus 8%. On 12 July 2002, a new condition was included in the Licence. The effect was to set charges for, and bring under regulatory control, BT's fixed portability services. Number portability allows customers to change the company providing their telephony services without changing their telephone number. Fourteen non-conveyance Portability Standard Services were identified. The charge control runs from 1 August 2002 until 31 July 2006. The charges are controlled by a RPI minus X formula, with X set at 5%. BT must publish a notification to the Director General and other licensed operators if it intends to amend existing charges or to offer new services.

Wholesale Access Charge Control

The charges for the Wholesale Access services agreed by BT in July 2002 are subject to price control. The charges for the line rental (residential and business

Price control formula (RPI-X)

	Years commencing 1 August					
	1997	1998	1999	2000	2001	**2002**
% RPI movement for the relevant period[a]	2.94	3.75	1.35	3.32	1.93	**2.33**
X in price control formula[b]	4.50	4.50	4.50	4.50	4.50	**2.33**
% required reduction in base prices[cd]	(1.56)	(0.73)	(3.15)	(1.09)	(2.45)	**–**
% increase (reduction) in base prices overall	(1.56)	(0.73)	(3.24)	(1.20)	(2.50)	**0.14[ef]**

[a] Annual increase in RPI to previous June
[b] From 1 August 1997, the RPI formula covers the main switched telephone services provided to the lowest 80% of BT's residential customers by bill size
[c] After permitted carry forward of any unused allowance or shortfall from previous years
[d] From 1 August 2002, the RPI formula covers the change in average prices (including residential discount packages)
[e] Base and package price changes implemented up to 31 January 2003
[f] Regulation allows any unused allowance or excess reduction remaining at the end of the price control year (31 July) to be carried forward

products), line transfer and new line installations have been determined and are subject to a price control of RPI minus 2% effective from 1 September 2002 for four years. The control applies to the aggregate of all charges (rental, transfer and installation) as well as to line transfers separately. BT is also under an obligation to notify the Director General and service providers if it intends to amend existing charges; the notification is 90 days for determined charges and 28 days for all others.

Non-UK regulation

BT must comply with the regulatory regimes in the countries in which it operates or wishes to operate. The obligations placed on BT and its suppliers continue to be relevant to its business models and have cost implications for its end user services. These rules are generally applied by national regulatory authorities operating under a governmental mandate. The impact of decisions of these bodies can have a material impact on our business models from time to time.

European Union

See ''New European Union Directives''.

Rest of the world

The vast majority of the markets in which BT operates around the world are regulated, and in the majority of these it has to obtain licences or other authorisations and comply with the conditions of these. The degree to which these markets are liberalised varies widely: while many are fully open to competition, others place restrictions on market entrants, such as the extent to which foreign ownership is permitted, or on the services which may be provided. The extent to which the national incumbent operator is effectively regulated also varies considerably. BT's ability to compete fully in some countries is therefore constrained.

Other significant changes and issues

Broadband regulation

There has been considerable dialogue with Oftel and the Department of Trade and Industry over the past financial year regarding the introduction of broadband services and how best to deal with the issues arising from rapid roll-out. Much of this activity has centred around the creation of approaches designed to foster increased demand, to reduce the costs of providing broadband facilities, and to encourage creative partnerships with others, both in the public and private sectors, and to bring the benefits of broadband to areas that might not be reached on a purely commercial basis. In addition to the standard licence and competition law obligations, BT ensures that the particular obligations for wholesale service provider products are met. These include the need to treat BT's retail businesses and service providers equally and the provision of various interconnection points to BT's broadband network.

Deregulation of inbound services

Inbound services were deregulated in July 2002 as the market for these services is now fully competitive. BT no longer has a regulatory obligation to supply voice inbound services (e.g. 0800, 0845, 0870, 09XX), to notify and publish prices, or adhere to them. We can therefore choose to offer different prices and service levels to different customers. BT must, of course, still comply with competition law. The result of deregulation has been that prices have been reduced in this market.

Local loop unbundling

The Licence requires the provision of unbundled local loops to other operators to enable them to provide telecommunications services, including broadband ADSL services, to end customers. Local loop unbundling, line sharing and sub-loop unbundling are also required by an EU Regulation. Local loop unbundling services have been phased in over the past few years. In March 2003, BT launched a line sharing service.

Carrier pre-selection

Carrier pre-selection (CPS), required by a condition in the Licence, allows customers to opt for certain classes of call to be carried by an alternative operator, selected in advance, without having to dial additional access codes.

Leased lines

Oftel published a Direction in respect of Partial Private Circuits (PPCs) in December 2002. PPCs are a wholesale variant of certain private circuits at cost-based prices, which interconnecting operators can use to form local tail-parts of end-to-end circuits offered to their retail customers. The Direction resulted from an investigation into the cost base of this relatively new wholesale product group (PPCs were initially launched in August 2001). The Direction resulted in reductions averaging 15% to 20% in PPC charges compared with the initial 2001 PPC charge levels, along with a range of relatively minor amendments to the product specifications. A proportion of the price reductions has been made on a retrospective basis, as the majority of private circuits leased by other operators had already switched to PPC prices and conditions following initial launch. Now that the Oftel investigation has concluded, BT is looking forward to a period of stability as the use of the new product portfolio becomes established.

Universal Service Obligation (USO)

The Communications Bill will implement the Universal Service Directive, one element of the new European Union Directives package (see ''New European Union Directives''). Oftel consulted in March 2003 on conditions to apply to BT. Some additional obligations are proposed, such as guidelines that refer to a minimum data rate of 28.8 kbit/s which will have adverse cost implications for BT if implemented. Oftel continues to take the view that the USO is not an unfair burden on BT. Oftel is expected to carry out a formal review of the USO next year, looking at the scope and funding of the USO, and is currently

consulting on the controls applying to removal and re-siting of payphones.

Flat-rate internet interconnection (FRIACO)

Initially launched in 2000, this group of products is the normal means of providing interconnecting operators with a service to support flat-rate internet access packages via internet service providers to end users. Most FRIACO use involves interconnection at local exchange level, and the period of rapid growth in demand, following the initial FRIACO launch, has now developed into a more stable environment. The charges for both FRIACO services are subject to RPI minus X controls under the Network Charge Control regime and hence have been falling gradually. Oftel is currently consulting on whether there should be a further reduction in the price of one element of the service with effect from December 2001.

Relationship with the UK Government

The UK Government collectively is BT's largest customer, but the provision of services to any one department or agency of the UK Government does not comprise a material proportion of its revenues. Except as described below, the commercial relationship between BT as a supplier and the UK Government as customer has been on a normal customer and supplier basis.

We can be required by law to do certain things and to provide certain services for the UK Government. The Licence obliges BT and other licensees, after consultation with central and local government, to make, and if necessary implement, plans for the provision or restoration of services in emergencies. In addition, the Secretary of State has statutory powers to require us to take certain actions in the interests of national security and international relations.

Legal proceedings

The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or operations of the group.

Proceedings have been initiated in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. The first hearing has been scheduled for 11 July 2003, in Rome. If the proceedings are successful, BT could be held liable, with others, for any damages. The company has concluded that it is not appropriate to make a provision in respect of any such potential claim.

Our commitment to society

Investors are paying increasing attention to the ways in which social, environmental and ethical issues are managed to both preserve and grow shareholder value.

For example, the Dow Jones sustainability indexes rank companies for their success in managing those factors for competitive advantage. During the 2003 financial year, BT was ranked as the top telecommunications company in the Dow Jones Sustainability Index for the second year running.

We also won the Queen's Award for Enterprise in recognition of our contribution to sustainable development.

A further manifestation of investor interest is the Association of British Insurers' disclosure guidelines covering social, environmental and ethical risks and opportunities.

BT's top-level response to those guidelines is provided in the section on **Corporate governance,** with further information provided here.

Other parts of this report cover business integrity, corporate governance and employee issues, such as diversity and health and safety. This section concentrates on CSR (corporate social responsibility) governance, CSR risks, digital inclusion, environment, community and business opportunities.

More detailed disclosures on BT's implementation of social, ethical and environmental policies and procedures are available online in our independently verified social and environmental report.

Corporate social responsibility governance

A Board committee – the Community Support Committee – oversees social investment expenditure and establishes the strategy for maximising our contribution to society. The committee, chaired by Sir Christopher Bland, consists of representatives from BT businesses, two non-executive directors and two external independent members, who have a reputation for excellence in this field.

An internal committee, known as the Corporate Social Responsibility Steering Group, oversees the implementation of our CSR programme. This includes risk assessment, performance management, public accountability, ISO14001 certification – the international standard for environmental management systems – and objective setting and control. The steering group, which makes regular reports to the Board, is chaired by a member of the Operating Committee.

During 2003 the steering group agreed an action plan to ensure that BT's CSR activities help deliver the BT strategy and established a set of non-financial key performance indicators to provide an overview of BT's social and environmental performance. The steering group also approved an accompanying set of targets for the 2004 financial year.

BT takes quality very seriously and is fully accredited to ISO9001.

To ensure that CSR is embedded into BT's commercial operations we have commenced a series of CSR ''health checks'' of our main commercial initiatives.

These health checks identify specific social, economic and environmental impacts (both positive and negative) and particular CSR risks and opportunities. A report is then compiled, including recommended actions.

In addition, social, ethical and environmental matters have been incorporated into the directors' induction programme.

We have important relationships with a wide range of different stakeholders, including employees, customers and suppliers. We engage with these stakeholders in a number of ways, including consumer liaison panels, an annual employee survey and a supplier relationship management programme.

We also employ a number of CSR experts who investigate long-term societal trends, identify potential issues that might affect the business and support BT's commercial activities.

Finally, our social and environmental report has been brought into accordance with the 2002 Global Reporting Initiative guidelines and received a commendation in the 2002 Association of Chartered Certified Accountants (ACCA) Sustainability Reporting Awards.

Social, environmental and ethical risks

Currently, we identify no social, environmental or ethical risks that would have a material impact on our business.

However, we have identified the issue of supply chain working conditions as posing a potential risk to our reputation. In order to address this potential risk, we have introduced our Sourcing with Human Dignity programme – a collaborative undertaking seeking the active support of all our relevant suppliers.

By 31 March 2003, 16 key suppliers (79% of those targeted) had signed an agreement with BT giving their written support concerning ethical trading.

Over the past two years, 16 initial on-site assessments and seven re-visits have been undertaken in industry sectors where we believe the risk of falling short of our Sourcing with Human Dignity standard is at its highest.

BT's certification to ISO14001 includes an environmental risk assessment process and the bulk storage of diesel fuel for use in back-up generators at telephone exchanges has been identified as our only significant environmental risk.

Although there are a small number of BT sites where ground remediation is taking place, the cost is not material and so we declare no material contingent environmental liability in our financial statements. In order to minimise any future liability in this area, we are undertaking an £18 million programme to cover tank testing, enhanced maintenance scheduling and remedial works.

Digital inclusion

The digital divide is a key public policy issue and we are working together with the UK Government and the voluntary sector to find effective ways to use communications technology to tackle social exclusion.

In particular, we launched a digital inclusion campaign to support the Government's aim to give all citizens online access within the next few years and demonstrate how communications can help improve society.

A key element of the campaign is the ''Everybodyonline'' programme, which has been established in partnership with charity campaign group Citizens Online and is initially focused in five deprived communities. The campaign aims to increase access to communications technology in underprivileged areas and to deepen the understanding of the causes and effects of the digital divide and how they may be addressed nationally.

Through our age and disability action team, we are committed to providing older and disabled customers with access to a full range of products and services.

For people with hearing or speech impairments, our textphone offers easy access to BT TextDirect — the service that enables textphone users to dial direct to other text or voice users. In addition, our mm215 Videophone has improved communications for people who rely on non-verbal communication, such as British Sign Language. Building on the success of our Big Button phone, the range has been extended to include an analogue cordless version with a digital (DECT) version being planned.

We continue to offer services to protect the telephone lines of people who are vulnerable, free directory enquiries for those unable to use the printed directory, as well as billing, service and product information in a variety of formats, such as Braille and large print.

We are committed to increasing the accessibility of our internet pages and currently offer an alternative text version of the **www.bt.com** homepage. Our age and disability website, **www.bt.com/age_disability,** highlights features of products and services that may be beneficial to older and disabled people and is continually updated to ensure that it can be accessed by all customers, regardless of ability.

Environment

In the 2003 financial year we continued to focus on reducing our environmental impacts. We invested £845,000 in our energy conservation programme which, despite the roll-out of broadband, enabled us to restrict our electricity consumption to a 4% increase. A combined heat and power supply contract provided 76% of our electricity needs, saving 274,000 tonnes of global warming CO_2 emissions.

Also in the 2003 financial year, we recycled 24% of our total 89,878 tonnes of waste. We received £4.26 million income from our recycling activities, offset against the £8.29 million we spent managing our waste contracts, recycling our waste and sending waste to landfill. The cost of sending our waste to landfill sites was £1.17 million. However, during the year we succeeded in reducing the amount of waste sent to landfill by 1.1%.

In the 2003 financial year we reduced our operational fleet by 9.4% to 33,979 vehicles – still one of the largest in the UK – and reduced our fuel consumption by 11%.

Community

We commit a minimum of 0.5% of our UK pre-tax profits to direct activities in support of society. This has ranged from £10 million in 1987, peaking at £16 million in 2001 and was £8.2 million (including £1.2 million to charities) in the 2003 financial year. BT operations also provided a further £17.9 million in funding and support in kind over the past financial year.

The focus of our community programmes is on big issues where better communication can make a real difference to society.

For example, more than 8,300 schools and around two million young people engagements with the BT Education Programme – a drama-based campaign helping children to improve their communication skills – have taken place. This activity is supported by our volunteering programme which, at 31 March 2003, had 4,000 registered volunteers working with schools.

BT's contribution to charitable causes uses a range of communications tools, including our telephone network, for disaster appeals and for telethons such as Comic Relief, Children in Need and GMTV's Get Up and Give. Through our support, we enable the appeals to raise tens of millions of pounds each year.

We are working with ChildLine on a major new campaign to help ensure that all young people can be heard. At the heart of this campaign is our commitment to raise funds to help ChildLine answer every one of the 4,000 children who call them every day.

During the second year of the BT Community Connections scheme (ending in July 2003) BT will award 1,700 internet-ready PCs to individuals and community groups.

In addition, BT people gave £2 million directly to charities during the 2003 financial year through Give as you Earn, to which BT added a direct contribution of £1 million.

Business opportunities

Following a detailed statistical analysis of customer opinion data going back up to 80 months and based on tens of thousands of interviews, we have been able to show that a 1% improvement in the public's perception of our CSR activities results in a 0.1% increase in our retail customer satisfaction figures.

This is a critical correlation and shows how important it is not only to protect our reputation through appropriate risk management activities, but also to enhance it through our community activities.

Long-term sustainability trends are creating market opportunities for us, such as the use of teleconferencing and flexible working to reduce the need to travel and provide more flexible lifestyles.

Increasingly, BT has to address social and environmental matters when bidding for business. In the 2003 financial year, contracts to the value of more than £300 million required us to demonstrate expertise in managing these issues.

Five-year financial summary

Profit and loss account

Years ended 31 March	1999 £m	2000 £m	2001 £m	2002 £m	**2003 £m**
Total turnover:					
Continuing activities	16,186	18,228	21,068	21,815	**20,182**
Discontinued activities	2,037	3,675	8,598	2,827	**–**
	18,223	21,903	29,666	24,642	**20,182**
Group's share of associates' and joint ventures' turnover	(1,270)	(3,364)	(9,937)	(4,764)	**(1,455)**
Trading between group and principal joint venture	–	176	698	681	**–**
Group turnover:					
Continuing activities	15,197	16,125	17,141	18,447	**18,727**
Discontinued activities	1,756	2,590	3,286	2,112	**–**
	16,953	18,715	20,427	20,559	**18,727**
Other operating income	157	216	359	362	**215**
Operating costs[ab]	(13,305)	(15,359)	(20,759)	(21,400)	**(16,370)**
Group operating profit (loss):					
Before goodwill amortisation and exceptional items	3,874	3,772	3,257	2,580	**2,790**
Goodwill amortisation and exceptional items	(69)	(200)	(3,230)	(3,059)	**(218)**
	3,805	3,572	27	(479)	**2,572**
Group's share of operating profit (loss) of associates and joint ventures[c]	(342)	(400)	(397)	(1,381)	**329**
Total operating profit (loss):					
Continuing activities	3,230	3,143	2,456	(1,489)	**2,901**
Discontinued activities	233	29	(2,826)	(371)	**–**
	3,463	3,172	(370)	(1,860)	**2,901**
Profit on sale of fixed asset investments and group undertakings[d]	1,107	126	619	4,389	**1,691**
Profit on sale of property fixed assets	11	26	34	1,089	**11**
Amounts written off investments	–	–	–	(535)	**(7)**
Net interest payable[e]	(286)	(382)	(1,314)	(1,622)	**(1,439)**
Profit (loss) on ordinary activities before taxation:					
Before goodwill amortisation and exceptional items	3,274	3,100	2,072	1,113	**1,829**
Goodwill amortisation and exceptional items	1,021	(158)	(3,103)	348	**1,328**
	4,295	2,942	(1,031)	1,461	**3,157**
Tax on profit (loss) on ordinary activities	(1,323)	(957)	(712)	(443)	**(459)**
Profit (loss) on ordinary activities after taxation	2,972	1,985	(1,743)	1,018	**2,698**
Minority interests	(19)	10	(127)	(23)	**(12)**
Profit (loss) for the financial year	2,953	1,995	(1,870)	995	**2,686**
Average number of shares used in basic earnings per share (millions)	7,183	7,235	7,276	8,307	**8,616**
Basic earnings (loss) per share	41.1p	27.6p	(25.7)p	12.0p	**31.2p**
Diluted earnings (loss) per share	40.2p	26.9p	(25.7)p	11.9p	**31.0p**
Basic earnings (loss) per share from continuing activities	40.5p	29.2p	20.7p	(34.8)p	**31.2p**
Diluted earnings (loss) per share from continuing activities	39.5p	28.5p	20.4p	(34.8)p	**31.0p**
Dividends per share	18.3p	19.6p	7.8p	2.0p	**6.5p**
Dividends per share, cents[f]	38.5c	35.7c	14.0c	3.1c	**10.3c**
Basic earnings per share before goodwill amortisation and exceptional items	30.7p	29.8p	17.5p	6.1p	**14.2p**
Diluted earnings per share before goodwill amortisation and exceptional items	30.0p	29.1p	17.3p	6.0p	**14.1p**
Basic earnings per share before goodwill amortisation and exceptional items on continuing activities	30.3p	29.5p	19.3p	8.8p	**14.2p**
[a] Operating costs include net exceptional costs	69	111	2,857	2,707	**198**
[b] Includes redundancy and early leaver costs	124	59	118	252	**276**
[c] Group's share of operating profit (loss) of associates and joint ventures includes exceptional costs (release)	–	–	332	1,294	**(150)**
[d] Including gain on MCI shares sold in 1999	1,133	–	–	–	**–**
[e] Net interest payable includes exceptional costs (credits)	–	–	(25)	162	**293**

[f] Based on actual dividend paid and/or year end exchange rate on proposed dividends

Cash flow statement

Years ended 31 March	1999 £m	2000 £m	2001 £m	2002 £m	**2003 £m**
Net cash flow from operating activities	6,035	5,849	5,887	5,257	**6,023**
Dividends from associates and joint ventures	2	5	10	2	**6**
Returns on investments and servicing of finance	(328)	(163)	(727)	(1,695)	**(1,506)**
Taxation paid	(630)	(1,311)	(669)	(562)	**(434)**
Capital expenditure and financial investment	1,046	(3,752)	(8,442)	(1,354)	**(2,381)**
Acquisitions and disposals	(1,967)	(6,405)	(13,754)	5,785	**2,842**
Equity dividends paid	(1,186)	(1,364)	(1,432)	–	**(367)**
Cash inflow (outflow) before management of liquid resources and financing	2,972	(7,141)	(19,127)	7,433	**4,183**
Management of liquid resources	(2,447)	1,236	(480)	(1,864)	**(1,729)**
Financing	(458)	5,959	19,735	(5,479)	**(2,473)**
Increase (decrease) in cash in the year	67	54	128	90	**(19)**
Decrease (increase) in net debt in the year	3,146	(6,582)	(18,942)	13,930	**4,225**

Balance sheet

At 31 March	1999 £m	2000 £m	2001 £m	2002 £m	**2003 £m**
Intangible fixed assets	742	5,777	18,380	252	**218**
Tangible fixed assets	17,854	18,163	21,625	16,078	**15,888**
Fixed asset investments	1,832	5,878	5,204	1,221	**555**
Net current assets (liabilities)	(495)	(7,115)	(11,143)	732	**1,876**
Total assets less current liabilities	19,933	22,703	34,066	18,283	**18,537**
Loans and other borrowings falling due after one year	(3,386)	(5,354)	(18,775)	(16,245)	**(13,456)**
Provisions for liabilities and charges	(3,286)	(3,011)	(2,738)	(2,324)	**(2,376)**
Minority interests	(216)	(498)	(499)	(72)	**(63)**
Total assets less liabilities	13,045	13,840	12,054	(358)	**2,642**
Called up share capital	7,438	7,485	7,573	434	**434**
Share premium account	–	–	–	2	**2**
Other reserves	(3,841)	(3,345)	(2,848)	1,025	**998**
Profit and loss account	9,448	9,700	7,329	(1,819)	**1,208**
Total equity shareholders' funds (deficiency)	13,045	13,840	12,054	(358)	**2,642**
Total assets	27,962	37,588	54,799	27,673	**28,217**

US GAAP

Years ended 31 March	1999 £m	2000 £m	2001 £m	2002 £m	**2003 £m**
Group operating profit (loss)	3,356	2,990	(633)	(337)	**2,693**
Income (loss) before taxes	3,745	2,096	(1,959)	1,025	**3,653**
Net income (loss):					
Continuing activities	2,562	1,559	809	(1,680)	**4,134**
Discontinued activities	27	(166)	(3,166)	948	**–**
	2,589	1,393	(2,357)	(732)	**4,134**
Average number of ADSs used in basic earnings per ADS (millions)	718	724	728	831	**862**
Basic earnings (loss) per ordinary share	36.0p	19.3p	(32.4)p	(8.8)p	**48.0p**
Diluted earnings (loss) per ordinary share	35.2p	18.8p	(32.4)p	(8.8)p	**47.7p**
Basic earnings (loss) per ordinary share from continuing activities	35.7p	21.5p	11.1p	(20.2)p	**48.0p**
Diluted earnings (loss) per ordinary share from continuing activities	34.9p	21.1p	11.0p	(20.2)p	**47.7p**
Basic earnings (loss) per ordinary share from discontinued activities	0.3p	(2.2)p	(43.5)p	11.4p	**–**
Diluted earnings (loss) per ordinary share from discontinued activities	0.3p	(2.3)p	(43.5)p	11.3p	**–**
Basic earnings (loss) per ADS	£3.60	£1.93	£(3.24)	£(0.88)	**£4.80**
Diluted earnings (loss) per ADS	£3.52	£1.88	£(3.24)	£(0.88)	**£4.77**
Total assets as at 31 March	29,323	38,481	55,361	30,428	**31,131**
Ordinary shareholders' equity (deficiency) as at 31 March	13,674	13,634	10,231	(4,247)	**(2,258)**

Financial review

The review is divided into the following sections:

Please see cautionary statement regarding forward-looking statements on page 142.

Introduction

The 2003 financial year was characterised by a focus on implementing and delivering the three-year strategy announced in April 2002 and further corporate transactions in the continued restructuring of the group and reduction of net debt. The corporate transactions included the unwind of the Concert joint venture on 1 April 2002 and the disposal of our interest in Cegetel for £2.6 billion.

The 2002 financial year was dominated by a series of corporate transactions designed to focus and transform the group and reduce its net debt position. Those corporate transactions included raising £5.9 billion through the rights issue in June 2001, selling our Japanese telecom and Spanish mobile investments for £4.8 billion, selling the Yell directories business for approximately £2 billion, the demerger of mmO_2 and the sale and leaseback of properties for £2.4 billion.

During the 2001 financial year the group underwent an organisational restructuring that resulted in the formation of the lines of business with activities being grouped by market sector rather than geography. Significant acquisitions were also made for a total consideration of £11.9 billion, including Viag Interkom and Telfort.

As a result of the major restructuring of the group and the significant level of corporate transactions completed during the period under review, we believe it is difficult for investors to meaningfully compare the financial performance of the group between the financial years under review. In this Financial review the commentary is therefore focused principally on the trading results of the continuing activities of BT Group before goodwill amortisation and exceptional items. In comparing the continuing activities of the group, the results of our discontinued activities, namely our Japanese telecom and Spanish mobile investments, Yell and mmO_2 are excluded. Goodwill amortisation is excluded because the annual charge has varied significantly during the period under review as a result of the corporate transactions noted above and the exceptional impairment charges. The exceptional items are excluded because they predominantly relate to the corporate transactions rather than the trading activities of the group. This is also consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of the trading results of the group during the period under review.

The goodwill amortisation and exceptional items are therefore analysed and discussed separately from the line of business results in this Financial review because they are considered to be a reflection of the corporate activity rather than the trading activity of the lines of business.

The following table shows the summarised profit and loss account which includes a reconciliation of the key performance measures before and after goodwill amortisation and exceptional items and is discussed further in this Financial review. The operating results by line of business are discussed in addition to the overall group results as we believe the activities and markets they serve are distinct and this analysis provides a greater degree of insight to investors.

Summarised profit and loss account

	2003	2002		2001	
	Continuing activities and total £m	Continuing activities £m	Total* £m	Continuing activities £m	Total* £m
Total turnover	**20,182**	21,815	24,642	21,068	29,666
Group's share of associates' and joint ventures' turnover	**(1,455)**	(4,049)	(4,764)	(4,625)	(9,937)
Trading between group and principal joint venture	**–**	681	681	698	698
Group turnover	**18,727**	18,447	20,559	17,141	20,427
Other operating income	**215**	361	362	346	359
Operating costs	**(16,370)**	(18,854)	(21,400)	(14,500)	(20,759)
Group operating profit (loss):					
Before goodwill amortisation and exceptional items	**2,790**	2,771	2,580	3,082	3,257
Goodwill amortisation	**(20)**	(121)	(352)	(88)	(373)
Exceptional items	**(198)**	(2,696)	(2,707)	(7)	(2,857)
	2,572	(46)	(479)	2,987	27
Group's share of operating profit (loss) of associates and joint ventures	**329**	(1,443)	(1,381)	(531)	(397)
Total operating profit (loss):					
Before goodwill amortisation and exceptional items	**2,971**	2,663	2,546	2,925	3,377
Goodwill amortisation	**(22)**	(162)	(405)	(166)	(558)
Exceptional items	**(48)**	(3,990)	(4,001)	(303)	(3,189)
	2,901	(1,489)	(1,860)	2,456	(370)
Profit on sale of fixed asset investments and group undertakings	**1,691**	21	4,389	618	619
Profit on sale of property fixed assets	**11**	1,089	1,089	34	34
Amounts written off investments	**(7)**	(535)	(535)	–	–
Net interest payable	**(1,439)**	(1,579)	(1,622)	(1,171)	(1,314)
Profit (loss) on ordinary activities before taxation:					
Before goodwill amortisation and exceptional items	**1,829**	1,273	1,113	1,763	2,072
Goodwill amortisation	**(22)**	(162)	(405)	(166)	(558)
Exceptional items	**1,350**	(3,604)	753	340	(2,545)
	3,157	(2,493)	1,461	1,937	(1,031)
Taxation	**(459)**	(385)	(443)	(432)	(712)
Profit (loss) after taxation	**2,698**	(2,878)	1,018	1,505	(1,743)
Minority interests	**(12)**	(10)	(23)	2	(127)
Profit (loss) for the financial year	**2,686**	(2,888)	995	1,507	(1,870)
Basic earnings (loss) per share:					
Before goodwill amortisation and exceptional items	**14.2p**	8.8p	6.1p	19.3p	17.5p
Goodwill amortisation	**(0.3)p**	(2.0)p	(5.0)p	(2.4)p	(7.7)p
Exceptional items	**17.3p**	(41.6)p	10.9p	3.8p	(35.5)p
	31.2p	(34.8)p	12.0p	20.7p	(25.7)p

* Including discontinued activities

Line of business summary

	Group turnover			Group operating profit (loss)			Goodwill amortisation			Exceptional charges (credits)			Group operating profit (loss) before goodwill amortisation and exceptional items		
	2003 £m	2002 £m	2001 £m	**2003 £m**	2002 £m	2001 £m	**2003 £m**	2002 £m	2001 £m	**2003 £m**	2002 £m	2001 £m	**2003 £m**	2002 £m	2001 £m
BT Retail	**13,301**	12,811	12,541	**1,424**	872	654	**1**	1	1	**–**	111	–	**1,425**	984	655
BT Wholesale	**11,260**	12,256	11,728	**1,924**	2,163	2,538	**–**	–	–	**–**	79	–	**1,924**	2,242	2,538
BT Global Services	**5,251**	4,472	3,468	**(446)**	(2,684)	(596)	**19**	120	87	**–**	2,211	200	**(427)**	(353)	(309)
Other	**41**	70	138	**(330)**	(397)	391	**–**	–	–	**198**	295	(193)	**(132)**	(102)	198
Intra-group	**(11,126)**	(11,162)	(10,734)	**–**	–	–	**–**	–	–	**–**	–	–	**–**	–	–
Total continuing activities	**18,727**	18,447	17,141	**2,572**	(46)	2,987	**20**	121	88	**198**	2,696	7	**2,790**	2,771	3,082
Discontinued activities	**–**	2,112	3,286	**–**	(433)	(2,960)	**–**	231	285	**–**	11	2,850	**–**	(191)	175
Group totals	**18,727**	20,559	20,427	**2,572**	(479)	27	**20**	352	373	**198**	2,707	2,857	**2,790**	2,580	3,257

Group results

All references in this section to the prior year results or performance against the prior year are in relation to the results from continuing activities.

Group turnover increased by 2% to £18,727 million in the 2003 financial year. The strength in the group's new wave businesses and a strong defence of the group's market share in its existing businesses was offset by price deflation. This compared to growth of 8% in the 2002 financial year and reflected the difficult market conditions.

Group operating profit before goodwill amortisation and exceptional items at £2,790 million for the 2003 financial year was £19 million higher than the prior year. The cost efficiencies achieved during the year were offset by a £90 million increase in leaver costs, the negative group operating profit effects of unwinding the Concert global venture and the Telereal property sale and leaseback transaction. In total, these effects reduced group operating profits by over £400 million, although this was compensated for at the profit before tax level by a corresponding improvement in our share of the operating profits of associates and joint ventures and net interest payable.

In the 2002 financial year the group operating profit before goodwill amortisation and exceptional items declined by 10% to £2,771 million.

BT's share of associates and joint ventures operating profits before goodwill amortisation and exceptional items was £181 million in the 2003 financial year compared to a £108 million loss and a £157 million loss in the 2002 and 2001 financial years, respectively. The improvement in the 2003 financial year mainly reflected the benefit of the unwind of the Concert global venture.

Net interest payable before exceptional items was £1,146 million for the 2003 financial year, an improvement of £271 million against the 2002 financial year as a result of the reduction in the level of net debt. In the 2002 financial year net interest payable was £221 million higher than the 2001 financial year effecting the increased net debt.

The above factors resulted in the group achieving a profit before taxation, goodwill amortisation and exceptional items of £1,829 million in the 2003 financial year, an increase of 44%, reflecting the underlying operating performance of the group and lower net interest costs. In the 2002 financial year the profit before taxation, goodwill amortisation and exceptional items of £1,273 million was £490 million lower than the 2001 financial year.

The taxation charge for the 2003 financial year was £598 million on the profit before goodwill amortisation and exceptional items, an effective rate of 32.7% compared to 41.5% and 21.8% in the 2002 and 2001 financial years. The high effective rate in the 2002 financial year was mainly due to the impact of loss making subsidiaries outside the UK for which tax relief was not available. The low effective rate in the 2001 financial year reflected tax relief on losses surrendered by discontinued activities.

Basic earnings per share before goodwill amortisation and exceptional items were 14.2 pence for the 2003 financial year, an increase of 61% from 8.8 pence in the 2002 financial year, and 19.3 pence in the 2001 financial year. The 2002 financial year reflected the higher operating costs and net interest payable.

Line of business results

In the following commentary, we discuss the operating results of the group for the 2003, 2002 and 2001 financial years in terms of the lines of business established during the 2001 financial year. During the 2003 financial year BT Openworld was transferred under the management control of BT Retail and the results have been adjusted to reflect this change for all periods under review.

There is extensive trading between the lines of business and their profitability is dependent on the transfer price levels. The intra-group trading arrangements are subject to review and have changed in certain circumstances. Where that is the case the comparative figures have been restated to reflect these changes.

The line of business results are presented and discussed before goodwill amortisation and exceptional items, for the reasons set out above, to provide a meaningful comparison of the trading results between the financial years under review. Goodwill amortisation and exceptional items are discussed separately in a group context in the Financial review.

In addition to measuring financial performance of the lines of business based on the operating profit

	Depreciation			Amortisation of intangible assets			EBITDA before exceptional items			Capital expenditure			Operating free cash flow before exceptional items		
	2003 £m	2002 £m	2001 £m	**2003 £m**	2002 £m	2001 £m	**2003 £m**	2002 £m	2001 £m	**2003 £m**	2002 £m	2001 £m	**2003 £m**	2002 £m	2001 £m
BT Retail	**209**	216	219	**–**	–	–	**1,634**	1,200	874	**115**	153	167	**1,519**	1,047	707
BT Wholesale	**1,923**	1,914	1,738	**–**	–	–	**3,847**	4,156	4,276	**1,652**	1,974	2,273	**2,195**	2,182	2,003
BT Global Services	**601**	496	359	**4**	3	–	**178**	146	50	**439**	609	935	**(261)**	(463)	(885)
Other	**278**	348	373	**–**	–	3	**146**	246	574	**239**	364	482	**(93)**	(118)	92
Intra-group	**–**	–	–	**–**	–	–	**–**	–	–	**–**	–	–	**–**	–	–
Total continuing activities	**3,011**	2,974	2,689	**4**	3	3	**5,805**	5,748	5,774	**2,445**	3,100	3,857	**3,360**	2,648	1,917
Discontinued activities	**–**	414	356	**–**	11	10	**–**	234	541	**–**	808	1,129	**–**	(574)	(588)
Group totals	**3,011**	3,388	3,045	**4**	14	13	**5,805**	5,982	6,315	**2,445**	3,908	4,986	**3,360**	2,074	1,329

before goodwill amortisation and exceptional items, management also measure the operating financial performance of the lines of business based upon the EBITDA before exceptional items. EBITDA is defined as the group operating profit (loss) before depreciation and amortisation. This may not be directly comparable to the EBITDA of other companies as they may define it differently. EBITDA excludes depreciation and amortisation, both being non cash items, from group operating profit and is a common measure, particularly in the telecommunications sector, used by investors and analysts in evaluating the operating financial performance of companies.

EBITDA before exceptional items is considered to be a good measure of the operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortisation, and excludes non-recurring exceptional items that are predominantly related to corporate transactions. EBITDA is not a direct measure of the group's liquidity, which is shown by the group's cash flow statement and needs to be considered in the context of the group's financial commitments. A reconciliation of EBITDA before exceptional items to group operating profit by line of business is provided in the table across the page above. Trends in EBITDA are discussed for each line of business in the following commentary.

The following commentary on the line of business results also discusses their operating free cash flow before exceptional items, which is defined as EBITDA before exceptional items less capital expenditure. This cash flow measure is used to monitor the contribution to the group free cash flow of the line of business management teams, who are set targets against this measure. It is not possible to directly reconcile this measure to the cash flow from operating activities by line of business because of the group's centralised treasury and cash operations. We believe investors are interested in understanding the cash flow performance of the individual lines of business and therefore operating free cash flow is the liquidity measure that we use at a line of business level. Operating free cash flow is not used as a liquidity measure at a consolidated group level where cash generation can be directly measured by reference to the consolidated cash flow statement. Trends in operating free cash flow are discussed for each line of business in the following commentary.

The table across the page above shows the reconciliation of the group operating profits to EBITDA before exceptional items and operating free cash flow before exceptional items.

The following table shows the reconciliation of operating free cash flow before exceptional items to the group's cash inflow from operating activities.

	2003 £m	2002 £m	2001 £m
Operating free cash flow before exceptional items	**3,360**	2,074	1,329
Capital expenditure	**2,445**	3,908	4,986
Changes in working capital, non cash movements and other items	**416**	(265)	(571)
Exceptional items	**(198)**	(2,707)	(2,857)
Impairment charges	**–**	2,247	3,000
Cash inflow from operating activities	**6,023**	5,257	5,887

BT Retail

	2003 £m	2002 £m	2001 £m
Group turnover	**13,301**	12,811	12,541
Gross margin	**3,874**	3,460	3,476
Sales, general and administration costs*	**2,240**	2,260	2,602
Group operating profit*	**1,425**	984	655
EBITDA*	**1,634**	1,200	874
Capital expenditure	**115**	153	167
Operating free cash flow*	**1,519**	1,047	707

* Before goodwill amortisation and exceptional items

In the 2003 and 2002 financial years, BT Retail's results have shown the benefits of the strategic focus on defending core revenues and gross margins, cost reductions through a series of cost transformation programmes and growing top line revenue through new wave initiatives in the information, communications and technology (ICT), broadband and mobility markets. In the 2003 financial year, the results include those of the re-integrated Concert business relating to UK multinational customer accounts,

including the associated sales force and account management functions.

Within the residential voice market BT Retail maintained market share as it has done since June 2000, with share internally estimated at around 73%. In the business voice market, internal estimates put BT Retail's market share at 45% compared to 49% and 53% in the 2002 and 2001 financial years.

BT Retail's turnover increased by 4% in the 2003 financial year to £13,301 million after rising by 2% in the 2002 financial year. The increase in the 2003 financial year included revenues from the UK multinational customers re-integrated into BT Retail from the Concert global venture. As well as the benefit of the returning Concert business, BT Retail continued to defend core revenues and grew new wave revenues. Turnover for the three years is summarised as follows:

BT Retail turnover	**2003 £m**	2002 £m	2001 £m
Voice services	**9,578**	9,561	9,711
Intermediate products	**2,873**	2,668	2,413
Total core	**12,451**	12,229	12,124
New wave	**850**	582	417
Total	**13,301**	12,811	12,541
Sales to other BT businesses included above	**1,968**	2,087	1,820

Voice services comprise calls made by customers on the BT fixed line network in the UK, analogue lines, equipment sales and rentals and other business voice products. Overall turnover from voice services was maintained in the 2003 financial year after declining by 2% in the 2002 financial year.

Call revenues comprise all calls made by customers on the BT fixed line network in the UK, including outbound international calls, calls to mobile phones and calls to the internet. These were 2% lower in the 2003 financial year and 5% lower in the 2002 financial year as a result of price and volume reductions.

BT Retail's total call volumes declined by 5% in the 2003 financial year (2002 – 6% growth, 2001 – 8% growth) with geographic (local, national and international) calls declining by 4% (2002 – 6%, 2001 – 10%). This decline in geographic call volumes has been offset by growth in fixed to mobile call volumes of 6% (2002 – 10%, 2001 – 32%). The rate of decline in geographic call volumes has been stemmed due to initiatives in the residential market such as BT Together, Chataway weekends and the 1571 service. In the business voice market, volumes have declined in both the 2003 and 2002 financial years, driven by a combination of customers switching out of traditional telephony and pressure from the implementation of Carrier Pre-Selection (CPS). Building on the success of the BT Together residential packages, BT Business Plan was launched in January 2003 to combat the effect of CPS, a competitive package which places a ceiling of 10 pence on national and local business calls, rewards loyalty and provides a single BT customer contact.

Non geographic call volumes switched from growth of 23% in the 2002 financial year to a decline of 6% in the 2003 financial year mainly reflecting the switch of internet calls from measured call minute products to a mixture of flat rate based products and broadband products. This continued trend will dilute the correlation between revenues and call minutes.

Turnover from analogue exchange lines and other voice services (which includes operator services, directory enquiries, payphones and chargecards) of £4,896 million (2002 – £4,778 million, 2001 – £4,654 million) increased by 3% in both the 2003 and 2002 financial years.

Turnover from intermediate products in the 2003 financial year of £2,873 million (2002 – £2,668 million, 2001 – £2,413 million) increased by 8% in the 2003 financial year and 11% in the 2002 financial year. This is despite the migration of customers from retail private circuits to partial private circuits. As a result of changes required by Oftel, partial private circuits used by UK fixed network operators are no longer provided by BT Retail, but are provided as a BT Wholesale product. This reduced revenue by approximately £100 million in the 2003 financial year.

The total number of BT Retail lines have increased by 1% to 29.3 million at 31 March 2003 following an increase in the 2002 financial year, with high speed ISDN lines being the main driver behind the growth.

New wave revenues grew by 46% to £850 million in the 2003 financial year compared to a growth of 40% to £582 million in the 2002 financial year. This growth reflects the continued focus on the ICT, broadband and mobility products. The key contract wins in the 2003 financial year were Unilever, Bradford & Bingley, National Australia Group, Abbey National and Honeywell. Under the terms of the trading model with BT Global Services these ICT revenues are recognised as an internal sale by BT Retail.

BT Broadband and BT Openworld broadband products performed strongly. BT Broadband, launched in September 2002, had 137,000 connections at 31 March 2003 and the BT Openworld broadband product, launched in March 2002 had 292,000 connections at 31 March 2003 giving total BT Retail broadband connections of 429,000, 54% of BT Wholesale's 800,000 ADSL connections.

Gross margin increased by 12% to £3,874 million in the 2003 financial year and was flat in the 2002 financial year. The improvements are driven by the success of BT Together packages, improved product mix and lower wholesale prices which more than offset the impact of the decline in call volumes.

Gross margin is turnover less costs directly attributable to the provision of the products and services reflected in turnover in the period. Selling, general and administration costs are those costs that are ancillary to the business processes of providing products and services and are the general business operating costs. BT Retail analyse their costs in this manner for management purposes in common with

other retail organisations and they have set target savings for selling, general and administration costs.

Cost transformation programmes in the 2003 financial year generated savings in sales, general and administration costs which were offset by the additional costs associated with the Concert business. Excluding these Concert related costs there was a reduction of 7% to £2,240 million. These savings were driven by a reduction in people related expenses such as travel, accommodation and communications, lower service costs resulting from improvements in service quality, billing initiatives and similar cost reduction programmes. These cost savings were net of the costs of the investment in new wave activities. BT Retail comfortably exceeded its target of £200 million sales, general and administration cost savings in the core business in the 2003 financial year. In the 2002 financial year, the cost transformation programmes produced savings of £167 million (7%) in selling, general and administration costs, excluding goodwill amortisation and exceptional items.

The number of employees in BT Retail at 31 March 2003 and 31 March 2002 was 50,400 and 51,200 respectively. 800 employees joined BT Retail from the Concert global venture.

The cost savings and improved gross margins contributed towards BT Retail's strong EBITDA growth, before exceptional items, in the 2003 financial year of £434 million (36%) to £1,634 million and by £326 million (37%) to £1,200 million in the 2002 financial year. These improvements have enabled BT Retail to contribute an operating free cash flow (EBITDA less capital expenditure) before exceptional items of £1,519 million in the 2003 financial year and £1,047 million in the 2002 financial year, representing improvements of 45% and 48%, respectively. This improvement also reflects the reduction in capital expenditure to £115 million in the 2003 financial year (2002 – £153 million, 2001 – £167 million).

In the 2002 financial year, BT Retail launched the next generation multifunctional contact centre programme, which rationalises the number of call centres from 104 sites to 30 over a two year period. The programme remains on track. The associated exceptional costs of £68 million, and the other exceptional costs of £43 million relating to the impairment of payphone assets and investments, are discussed on pages 36 and 37.

BT Wholesale

	2003 £m	2002 £m	2001 £m
Group turnover	**11,260**	12,256	11,728
Group operating profit*	**1,924**	2,242	2,538
EBITDA*	**3,847**	4,156	4,276
Capital expenditure	**1,652**	1,974	2,273
Operating free cash flow*	**2,195**	2,182	2,003

* Before goodwill amortisation and exceptional items

The majority of BT Wholesale's revenues are for supplying network services to other BT lines of business (2003 – 69%, 2002 – 68%, 2001 – 72%), mainly to BT Retail. External turnover is derived from providing wholesale products and solutions to other operators interconnecting with BT's UK fixed network, including mmO_2 since the demerger. Internal turnover and costs with mmO_2 for prior years have been reclassified as external in this section to enable a meaningful year on year comparison.

In the 2003 financial year, turnover totalled £11,260 million, a decline of 8% following an increase of 5% to £12,256 million in the 2002 financial year. The results for the 2002 financial year included total turnover of £770 million relating to the former Concert global venture, which was re-integrated from 1 April 2002. Excluding this Concert turnover in the 2002 financial year, the underlying turnover declined by 2% in the 2003 financial year. This reduction in the 2003 financial year is primarily due to a 7% decrease in network unit prices and mix, and a 5% increase in network volumes. In the 2002 financial year network volume growth of 8% was partly offset by the effect of price and product mix.

External turnover declined by 11% in the 2003 financial year to £3,472 million; although excluding sales to Concert in the 2002 financial year, the underlying external turnover increased by 3%. In the 2002 financial year, external turnover grew by 19% to £3,911 million.

Within traditional products, the impact of price reductions – due to flat rate price packages, Network Charge Control (NCC) and Oftel price determinations – coupled with unfavourable market conditions have stemmed the rate of growth in external turnover in the 2003 financial year. Turnover from retail private circuits at £309 million reduced by 14% in the 2003 financial year and in the 2002 financial year at £358 million increased by 3% when compared to the respective prior year. The decline in the 2003 financial year is due to the migration of customers from retail private circuits to lower priced partial private circuits, introduced in August 2001, which showed an increase in turnover of 89% to £106 million in the 2003 financial year. FRIACO generated turnover of £84 million in the 2003 financial year (2002 – £68 million, 2001 – £nil) and follows the move to flat rate packages by internet service providers. Conveyance and low margin transit revenues of £2,064 million have remained virtually flat in the 2003 financial year reflecting the ongoing slow down in the mobile market and TMT sector that began in the final quarter of the 2002 financial year. This followed an increase of 17% in the 2002 financial year.

New business external turnover, including broadband and solutions products and services, at £189 million in the 2003 financial year showed strong growth of 85%. This continued the trend from the 2002 financial year when new business turnover, at £102 million, was 240% higher. The increase in the 2003 financial year principally reflects the gains being made in network facilities management and internet connectivity products, including ADSL lines. Wholesale ADSL lines had an installed base of 800,000 at 31 March 2003 representing growth of 380% over the previous year. At 16 May 2003 the installed base was 936,000 and with additions since January 2003 running at a rate of well over 20,000 connections per

week are on target to reach one million connections in the summer of 2003.

In the 2003 financial year, internal turnover decreased by 7% to £7,788 million after a decrease of 1% to £8,345 million in the 2002 financial year. The unwind of the Concert global venture has resulted in a reduction of internal revenues in the 2003 financial year. Excluding the Concert related revenues in the 2002 financial year, the reduction in internal turnover in the 2003 financial year was 4%. This reduction was primarily due to a reduction in prices on sales to BT Retail, partly offset by the increased sales to other BT lines of business.

Despite network volume increases in the 2003 financial year, BT Wholesale's operating costs, excluding depreciation and exceptional items, decreased by 10% to £7,538 million, mainly due to the £905 million of Concert related costs in the 2002 financial year offset by an increase in leaver costs of £108 million. In the 2002 financial year, operating costs, excluding depreciation and exceptional items, rose by 9% to £8,355 million. The principal reasons for these changes are discussed below.

Interconnect payments to other network operators decreased by 18% in the 2003 financial year to £3,143 million. The unwind of the Concert global venture accounted for the majority of this reduction as interconnect payments to Concert were no longer made. In the 2002 financial year, these costs increased by 11% to £3,849 million compared to the prior year. These costs are mainly recharged to BT Retail with no margin or reflect external transit revenues with a minimal margin.

Net staff costs in the 2003 financial year, at £815 million, increased by 19% after increasing by 15% to £686 million in the 2002 financial year. The increase in the 2003 financial year reflects an increase in leaver costs compared to the prior year of £108 million. The increase in both years also reflects a change in the mix of capital and current work.

Payments to other BT lines of business declined by 12% in the 2003 financial year to £3,010 million after increasing by 6% to £3,429 million in the 2002 financial year. The reduction in the 2003 financial year was principally due to the unwind of the Concert global venture which reduced the cost of sales of BT Retail products, and a reduction in service costs. The increase in the 2002 financial year was mainly due to an increase in payments to BT Retail for cost of sales of BT Retail products and services, and an increase in payments to BT Global Services for broadband services, offset by reductions in other group charges.

Depreciation costs were broadly flat in the 2003 financial year at £1,923 million, after an increase of 10% to £1,914 million in the 2002 financial year. The increase in the 2002 financial year was due to a reduction in assumed asset lives as BT continues its programme of network investment offset by the effect of reduced capital expenditure.

In the 2002 financial year an exceptional bad debt charge of £79 million was recognised as a result of the severe liquidity problems in the TMT sector during the latter part of the year.

EBITDA at £3,847 million in the 2003 financial year was 7% lower than in the 2002 financial year following a reduction of 3% to £4,156 million, before exceptional items, in the 2002 financial year.

Operating profit at £1,924 million in the 2003 financial year was 14% lower after a reduction of 12% to £2,242 million, before exceptional items, in the 2002 financial year. The operating profit margins, before exceptional items, achieved in each of the 2003, 2002 and 2001 financial years have been reducing at 17%, 18% and 22%, respectively.

Capital expenditure on plant and equipment at £1,652 million in the 2003 financial year was 16% lower than the 2002 financial year, following a decline in the 2002 financial year of 13% to £1,974 million. This reflects continued cost control, tight governance and the alignment of capital spend with the development of the future network strategy.

During the 2003 financial year, BT Wholesale focused its cost reduction programme on managed cash costs (operating costs excluding payments to other network operators and depreciation, plus capital expenditure). After adjusting for the unwind of Concert, managed cash costs at £6,047 million decreased by 1% despite the 5% increase in network volumes and extra leaver payments of £108 million in the 2003 financial year. After allowing for price changes and volume effects, the managed cash cost savings were £237 million in the 2003 financial year, exceeding the full year target of £200 million. Managed cash costs are used to measure the controllable operating and capital cash costs of the BT Wholesale business. Accordingly it excludes payments to other network operators and depreciation. Targets have been set for achieving managed cash cost savings and accordingly performance against those targets is reported.

BT Wholesale maintained its strong cash generation performance with operating free cash flow (EBITDA less capital expenditure) of £2,195 million in the 2003 financial year. This follows an increase of 9% to £2,182 million, before exceptional items, in the 2002 financial year.

BT Global Services	**2003 £m**	2002 £m	2001 £m
Group turnover	**5,251**	4,472	3,468
Group operating loss*	**(427)**	(353)	(309)
EBITDA*	**178**	146	50
Capital expenditure	**439**	609	935
Operating free cash flow*	**(261)**	(463)	(885)

* Before goodwill amortisation and exceptional items

BT Global Services (formerly known as BT Ignite) is BT's business services and solutions business, serving customers worldwide. It is an ICT service provider, offering integrated data and value-added services to meet the European needs of global multi-site corporates and the global needs of European corporates. BT Global Services now includes the former Concert managed services network infrastructure in Europe, Africa, the Middle East and the Americas within its business supporting the frame relay, ATM IP and other data services. The Global Products and Global

Carrier divisions within BT Global Services reflect the majority of the results of the returning Concert businesses in the 2003 financial year.

In the 2003 financial year BT Global Services turnover was £5,251 million representing an increase of 17% compared to the prior year. The Global Carrier division reflected an increase of £744 million in the 2003 financial year to £1,007 million, principally due to the re-integration of the international carrier business of the former Concert global venture. Global Products turnover grew by 22% in the 2003 financial year to £1,883 million mainly due to the re-integration of Concert and the growth in IP VPN (Internet Protocol Virtual Private Network) products. Syntegra performed strongly in the difficult systems integration market with turnover of £623 million in the 2003 financial year, an increase of 2%. Solutions turnover grew by 11% in the 2003 financial year to £2,042 million and order intake in the second half of the year has been very strong, with total orders for the year of £3.6 billion, after a slow first half year.

In the 2002 financial year BT Global Services' turnover was £4,472 million representing an increase of 29% driven mainly by Solutions, European operations and UK IP revenues.

Continued cost reductions, both in network costs as well as selling, general and administration costs, helped generate improvements in EBITDA before exceptional items in the 2003 financial year of 22% to £178 million, following an improvement of £96 million in the 2002 financial year. The re-integration of the former Concert business has had an adverse impact on the growth in EBITDA before exceptional items. The 2003, 2002 and 2001 financial years include leaver costs of £65 million, £55 million and £8 million respectively. Headcount increased by 3% to 17,200 in the 2003 financial year as a result of the re-integration of 1,900 employees from the former Concert business offset by leavers and reduced by 2,100 to 16,700 in the 2002 financial year. All major European operations achieved their target of becoming EBITDA positive during the 2003 financial year.

In the 2002 financial year an exceptional charge of £2,211 million was recognised principally relating to the impairment of the goodwill and tangible fixed assets of the European activities. This followed the announcement that activities were being streamlined to focus on multi-site corporate customers.

The group operating loss before goodwill amortisation and exceptional items increased by £74 million in the 2003 financial year to a loss of £427 million after increasing by £44 million to a loss of £353 million in the 2002 financial year. The loss in the 2003 financial year includes the adverse impact of the former Concert business.

Capital expenditure for the 2003 financial year was £439 million, a reduction of 28%, and £609 million in the 2002 financial year, a reduction of 35%. This demonstrates the focus on cash control and is reflected in the £202 million improvement in operating free cash outflow (EBITDA less capital expenditure) before exceptional items to £261 million in the 2003 financial year. This represents a turnaround of £624 million since the 2001 financial year.

Other operating income

As part of the arrangements for the establishment of Concert, BT had been seconding staff and providing administrative and other services from its launch in early January 2000. The income from these services totalled £nil in the 2003 financial year, £135 million in the 2002 financial year and £168 million in the 2001 financial year.

Operating costs

Total operating costs from continuing activities were reduced by 13% in the 2003 financial year to £16,370 million after increasing by 30% in the 2002 financial year. As a percentage of group turnover from continuing activities, operating costs from continuing activities, excluding goodwill amortisation and exceptional items, increased from 84% in the 2001 financial year, to 87% in the 2002 financial year and reduced to 86% in the 2003 financial year. Operating costs in the 2003 financial year include the costs associated with the re-integrated activities of the former Concert global venture. Because these activities have been fully integrated into the lines of business it is not possible to separately identify those specific costs associated with the activities of the former Concert global venture. In all three financial years, net exceptional costs from continuing activities were incurred. These amounted to £198 million, £2,696 million and £7 million in the 2003, 2002 and 2001 financial years, respectively. These exceptional costs are considered separately in the discussion which follows.

Operating costs	**2003 £m**	2002 £m	2001 £m
Continuing activities:			
Staff costs	**4,254**	4,260	4,069
Own work capitalised	**(583)**	(623)	(642)
Depreciation	**3,011**	2,974	2,689
Goodwill and other intangibles amortisation	**24**	124	91
Payments to telecommunications operators	**3,846**	4,289	3,736
Other operating costs	**5,620**	5,134	4,550
Total operating costs from continuing activities before exceptional costs	**16,172**	16,158	14,493
Exceptional costs	**198**	2,696	7
Total operating costs from continuing activities	**16,370**	18,854	14,500
Total operating costs from discontinued activities	**–**	2,546	6,259
Total operating costs	**16,370**	21,400	20,759

Staff costs from continuing activities were broadly flat in the 2003 financial year at £4,254 million after increasing by 5% in the 2002 financial year. In the 2003 financial year, the numbers employed in the

continuing activities decreased by 3,900 to 104,700 at 31 March 2003 after decreasing by 8,200 in the 2002 financial year. The increased leaver costs and salary increases offset the impact of the lower head count in the 2003 financial year. Higher pension costs for enhanced benefits provided to leavers and the annual pay awards were the main reasons for the increase in staff costs in the 2002 financial year.

The allocation for the employee share ownership scheme, included within staff costs, was £36 million in the 2003 financial year. The allocation for the 2002 and 2001 financial years was £25 million and £32 million, respectively.

Early leaver costs from continuing activities, before exceptional items, of £276 million were incurred in the 2003 financial year, compared with £186 million in the 2002 financial year and £111 million in the 2001 financial year. This reflects BT's continued focus on reducing headcount and improving operational efficiencies. This includes the cost of enhanced pension benefits provided to leavers which amounted to £60 million, £46 million and £nil in the 2003, 2002 and 2001 financial years. In the 2002 and 2001 financial years this did not reflect the full cash cost because there was a pension fund accounting surplus, which for accounting purposes includes any provision for pensions on the group's balance sheet, and in accordance with BT's accounting policies, the accounting surplus was utilised before making a charge to the profit and loss account. The cost of enhanced pension benefits charged against the accounting surplus in the 2002 and 2001 financial years amounted to £140 million and £429 million, respectively. In the 2002 financial year the excess over the available accounting surplus, amounting to £46 million, was charged to the profit and loss account. Under the NewStart programme launched in the fourth quarter of 2001, BT employees who leave in advance of normal retirement age receive a leaving payment rather than a redundancy payment and the incremental pension benefits have been scaled down which has reduced the level of the cash cost associated with early leavers.

The depreciation charge from continuing activities increased by 1% in the 2003 financial year to £3,011 million after increasing by 11% in the 2002 financial year. The increase in the 2003 financial year is despite the reduction in property depreciation as a result of the property sale and leaseback in December 2001. The increase in the 2003 and 2002 financial years reflects a reduction in the estimated asset lives, reflecting BT's continuing investment in its networks and broadband investment.

Goodwill amortisation in respect of subsidiaries and businesses acquired since 1 April 1998, when BT adopted Financial Reporting Standard No. 10, and amortisation of other intangibles totalled £24 million in the 2003 financial year compared with £124 million in the 2002 financial year and £91 million in the 2001 financial year. The low charge in the 2003 financial year reflects the impact of the demerger of mmO_2 and the impairment of goodwill in the 2002 and 2001 financial years which significantly reduced the carrying value of goodwill. Goodwill on acquisitions before 1 April 1998 was written off directly to reserves.

Payments to other telecommunication operators from continuing activities reduced by 10% in the 2003 financial year to £3,846 million after increasing by 15% in the 2002 financial year. The payments in the 2002 and 2001 financial years include those made to the Concert global venture for the delivery of BT's outgoing international calls, which accounts for most of the reduction in the 2003 financial year.

Other operating costs, which rose by 9% in the 2003 financial year to £5,620 million after increasing by 13% in the 2002 financial year, include the maintenance and support of the networks, accommodation and marketing costs, the cost of sales of customer premises equipment and non pay related leaver costs. The increase in the 2003 financial year includes the property rental costs of around £190 million following the sale and leaseback transaction in December 2001.

The exceptional items within operating costs for the 2003, 2002 and 2001 financial years are shown in the table below.

Exceptional operating costs	**2003 £m**	2002 £m	2001 £m
Property rationalisation costs	**198**	–	–
Impairment of goodwill and tangible fixed assets	**–**	2,202	200
Concert unwind costs	**–**	172	–
BT Retail call centre rationalisation	**–**	68	–
BT Wholesale bad debt expense	**–**	79	–
mmO_2 demerger costs	**–**	98	–
Other	**–**	77	(193)
Total attributable to continuing activities	**198**	2,696	7
Total attributable to discontinued activities	**–**	11	2,850
Total exceptional operating costs	**198**	2,707	2,857

In the 2003 financial year a property rationalisation charge of £198 million was recognised in relation to the rationalisation of the group's London office portfolio. The rationalisation involves the exit from a number of office properties.

The most significant item in the 2002 financial year was the impairment of goodwill and tangible fixed assets in the European activities of BT Global Services. In the light of our announcement that BT Global Services was streamlining its activities to focus on multi-site corporate customers with European activities and the assimilation of BT's share of Concert's activities, an impairment review of the investment in its European activities was performed. As a result, a goodwill impairment charge of £1,939 million and a tangible fixed asset impairment charge of £263 million was recognised. The goodwill in the European activities was fully written down as a result of the charge.

Other exceptional items in the 2002 financial year included:

- costs of £172 million associated with the unwind of the Concert global venture, discussed further on page 38
- charges of £68 million in relation to the BT Retail call centre rationalisation programme, reducing the number of call centres from 104 to 30 over two years
- bad debt charges of £79 million, in BT Wholesale, as a result of severe liquidity problems in the TMT sector during the latter part of the year
- costs of £98 million associated with the demerger of mmO_2
- other charges of £77 million including impairment of payphone assets

The most significant item in the 2001 financial year was the impairment of goodwill in Viag Interkom. The acquisition of the 55% interest in the company was completed for £8,770 million in February 2001 and goodwill of £4,992 million arose on this transaction. The impairment review resulted in an impairment in goodwill of £3,000 million, of which £200 million related to BT's continuing activities.

Other exceptional items within operating costs in the 2001 financial year included a credit of £193 million for the refund of rates on BT's infrastructure following a successful legal action taken by BT in 2000 to challenge the rateable valuations on which it was charged for its network assets.

Group operating profit (loss)

In the 2003 financial year, group operating profit from continuing activities before goodwill amortisation and the exceptional items, described above, of £2,790 million was 1% higher than in the 2002 financial year, which in turn was 10% lower than in the 2001 financial year.

Total group operating profit for the 2003 financial year was £2,572 million compared to a loss of £479 million in the 2002 financial year and a profit of £27 million in the 2001 financial year, reflecting the losses generated by the discontinued activities and the exceptional costs of £2,707 million in the 2002 financial year.

Associates and joint ventures

The results of associates and joint ventures, split between continuing and discontinued activities, are shown below:

	2003 £m	2002 £m	2001 £m
Share of turnover:			
Continuing activities	**1,455**	4,049	4,625
Discontinued activities	**–**	715	5,312
Total	**1,455**	4,764	9,937
Share of operating profit (loss) before goodwill amortisation and exceptional items:			
Continuing activities	**181**	(108)	(157)
Discontinued activities	**–**	74	277
Total	**181**	(34)	120

During the period under review there has been a significant rationalisation of the group's investments in associates and joint ventures. On 1 April 2002 the unwind of the Concert global venture was completed and on 22 January 2003 the sale of the group's stake in Cegetel was completed. As a result BT's share of its ventures' turnover fell to £1,455 million in the 2003 financial year from £4,764 million in the 2002 financial year. The disposals made in the 2002 and 2001 financial years resulted in BT's share of its ventures' turnover falling to £4,764 million in the 2002 financial year from £9,937 million in the 2001 financial year. In the 2003 financial year, £1,447 million of the total arose from ventures located outside the UK, compared with £4,618 million in the 2002 financial year and £9,677 million in the 2001 financial year.

The principal contributors to turnover in the 2003 financial year were Cegetel in France (£956 million) up to the date of disposal and LG Telecom in Korea (£198 million). The principal contributors to turnover from continuing activities in the 2002 financial year were Concert (£2,158 million), Cegetel (£1,068 million) and LG Telecom (£240 million) and in the 2001 financial year were Concert (£2,576 million), Cegetel (£860 million) and LG Telecom (£281 million).

The principal contributors to turnover from discontinued activities in the 2002 financial year were Japan Telecom and J-Phone (£559 million to June 2001) and Airtel (£76 million to June 2001). The principal contributors to turnover from discontinued activities in the 2001 financial year were Japan Telecom and J-Phone (£4,542 million), and Airtel (£286 million).

The group's share of its ventures' operating profits from continuing activities totalled £181 million in the 2003 financial year, before goodwill amortisation and exceptional profits. The comparable losses amounted to £108 million and £157 million in the 2002 and 2001 financial years, respectively.

The principal contributor to the group's share of operating profits from continuing activities before goodwill amortisation and exceptional items in the 2003 financial year was Cegetel (£198 million). In the 2002 financial year the principal contributor to the loss was Concert (£225 million) offset by profits from Cegetel (£168 million). In the 2001 financial year Concert reported profits of £19 million and Cegetel profits of £90 million, offset by losses in other ventures.

Exceptional items within the operating profits from joint ventures and associates are as follows:

	2003 £m	2002 £m	2001 £m
Impairment of Concert	–	806	–
Concert unwind costs	–	81	–
Impairment of investments and charge (release) of related exit costs	**(150)**	234	–
Goodwill impairment	–	173	200
Subscriber acquisition costs	–	–	96
Total attributable to continuing activities	**(150)**	1,294	296
Total attributable to discontinued activities	–	–	36
Total exceptional operating costs (credits)	**(150)**	1,294	332

In the 2003 financial year BT completed the exit from its investment in Blu on more favourable terms than anticipated and accordingly exit cost provisions of £150 million were released.

Concert's performance was a cause of concern in 2001 and in October 2001 BT and AT&T announced the unwind of Concert which was subsequently completed on 1 April 2002. On completion, the businesses, customer accounts and networks returned to the two parent companies with BT and AT&T each taking ownership of substantially those parts of Concert originally contributed by them. As part of the settlement with AT&T for the unwind of the Concert global venture, BT received net cash of $72 million (£56 million). This net settlement includes the receipt of $350 million reflecting the allocation of the businesses and the payment of $278 million to achieve the equal division of specified working capital and other liability balances.

BT and AT&T also terminated their Canadian joint venture agreement under which BT was committed to participate in AT&T's future obligation to acquire all of the publicly traded shares of AT&T Canada. AT&T has taken full ownership of BT's interest in the Canadian joint venture and in AT&T Canada, and has now assumed full responsibility for all future obligations of the joint venture. BT has now ceased to have any interest in AT&T Canada, and has been released from its future expenditure commitment associated with AT&T Canada.

In the 2002 financial year BT wrote down the carrying value of its investments in both Concert and AT&T Canada. The exceptional impairment charge of £1,153 million against these investments comprises Concert goodwill impairment of £260 million, Concert tangible fixed asset write-downs of £546 million and the write off of BT's £347 million interest in AT&T Canada (included within amounts written off investments).

BT also recognised exceptional restructuring charges of £81 million for its share of redundancy and other unwind costs in Concert and BT's own unwind costs of £172 million have been charged against group operating costs in the 2002 financial year.

In the 2002 financial year exceptional impairment charges and related exit costs totalling £407 million, principally relating to goodwill and asset impairments in Blu and SmarTone, were recognised in the light of the rapidly changing global telecoms market conditions.

In the 2001 financial year there was an exceptional write off of previously capitalised costs in certain non-UK operations related to deferred subscriber acquisition costs in the ventures. In addition goodwill in Asian ventures became impaired and an exceptional impairment charge of £200 million was recognised.

Goodwill amortisation in the 2003 financial year amounted to £2 million, compared to £53 million in the 2002 financial year and £185 million in the 2001 financial year. This reduction reflects the disposals and the goodwill impairment charges referred to above.

Total operating profit (loss)

Total operating profit from continuing activities before goodwill amortisation and exceptional items for the 2003 financial year of £2,971 million was 12% higher than in the 2002 financial year which in turn was 9% lower than the previous financial year. The increase in the underlying total operating profit was due to the factors explained above.

Total operating profit for the 2003 financial year was £2,901 million, including BT's share of the operating results of its ventures. This compared to a loss for the 2002 financial year of £1,860 million and the 2001 financial year of £370 million. This improved performance reflects the group's exit from certain loss making activities and the lower level of goodwill amortisation and exceptional items.

Profit on sale of group undertakings and fixed asset investments

In the 2003 financial year a number of remaining non-core investments were sold. The consideration for the disposals totalled £3,028 million and the profit before taxation from disposals totalled £1,691 million. This was principally in relation to the disposal of our 26% interest in Cegetel, a French telecommunications operator, on 22 January 2003. The total proceeds were £2,603 million, received in cash, and the profit was £1,509 million before the recognition of an exceptional interest charge of £293 million on closing out fixed interest rate swaps following receipt of the sale proceeds.

A major feature of the 2002 financial year was the successful disposal of many non-core businesses. The consideration for these disposals totalled £8.0 billion as shown in the table below.

Disposals

Year ended 31 March 2002	Consideration £m	Profit (loss) before tax £m
Japan Telecom and J-Phone Communications	3,709	2,358
Yell	1,960	1,128
Airtel	1,084	844
Maxis Communications Berhard	350	(4)
Rogers Wireless Communications	267	(23)
BiB	241	120
Clear Communications	119	(126)
e-peopleserve	70	61
Other	173	31
Total	7,973	4,389

BT completed the sale to Vodafone of its 20% economic interest in Japan Telecom and its 20% interest in J-Phone Communications on 1 June 2001 and subsequently its interest in J-Phone group companies. The total proceeds of sale were £3,709 million received in cash, and the profit was £2,358 million.

The sale of Yell, BT's classified advertising directory businesses in the UK and the USA, was completed on 22 June 2001 for a consideration of £1,960 million, giving a profit of £1,128 million. In May 2001, the UK Office of Fair Trading announced that the price controls over the UK Yellow Pages advertising rates were to be tightened significantly. The price we achieved for the sale of Yell, which was announced on 26 May 2001, reflected the impact of these controls on Yell's prospects.

BT completed the sale of its 18% interest in Airtel, a major Spanish wireless operator, to Vodafone for £1,084 million on 29 June 2001. The profit of £844 million on the sale compares with BT's investment in the company of £223 million, built up during the 1990s.

In November 2001, BT completed the sale of its 33% interest in Maxis Communications of Malaysia for £350 million, which broadly equated with its carrying value. We completed the sale of our interest in Rogers Wireless to AT&T for £267 million on 29 June 2001 and recognised a loss of £23 million.

BT's interest in BiB was diluted in July 2000 when BSkyB gained control and in May 2001 we agreed to exchange our residual interest in BiB for tranches of shares in BSkyB. We received the first tranche of 19 million BSkyB shares with an initial value of £128 million on 28 June 2001. We were required to hold 50% of this tranche until May 2002 and recognised a profit on these shares when they were sold in May 2002. We also received the second tranche of BSkyB shares with a similar value in November 2002, and they were sold at that time. The profit of £120 million recognised in the 2002 financial year relates to the BSkyB shares which we were permitted to sell on receipt. In the 2003 financial year a profit on disposal of BSkyB shares of £131 million was recognised.

In December 2001, BT completed the sale of its wholly owned subsidiary company, Clear Communications Limited, which operates a communications network in New Zealand, for consideration of £119 million. A loss of £126 million has been recognised on this sale of which £45 million relates to goodwill taken directly to reserves before April 1998.

In February 2002, we completed the sale of our 50% interest in e-peopleserve, a major human resource outsourcing activity, to our joint-venture partner, Accenture, for initial consideration of £50 million. BT is entitled to receive additional payments from an earn-out arrangement based on e-peopleserve's revenues from customers other than BT and Accenture over the five years to 2007. These additional earn-out payments will total between £27 million and approximately £167 million. A profit of £61 million on this transaction has been recognised in the 2002 financial year based on the initial consideration and the discounted value of the additional minimum payments of £20 million.

In addition, in the 2002 financial year we recognised an impairment charge of £347 million in relation to the fixed asset investment in AT&T Canada, as noted above, and £157 million in relation to Impsat.

In the 2001 financial year, we sold our 34% interest in sunrise communications of Switzerland to another joint venture partner in November 2000 for £464 million, realising a profit of £454 million. This was the main element in the total profit from disposals of group undertakings and fixed asset investments of £619 million in that year. Other profits during the year were principally derived from the disposal of certain of our aeronautical and maritime interests, the sale of an interest in I.Net by way of a public offering, the reduction of our equity interest in BiB to below 20% and the sale of minor equity investments.

Profit on sale of property fixed assets

In December 2001, as part of a wider property outsourcing arrangement, BT completed the sale and leaseback of the majority of its UK properties to Telereal, a joint venture partnership formed by Land Securities Trillium and The William Pears Group. Around 6,700 properties were transferred totalling some 5.5 million square metres. The consideration received amounted to £2,380 million. BT has leased the properties back at a total annual rental commencing at £190 million and subject to a 3% annual increase. In addition, BT has transferred the economic risk on a large portion of its leased properties to Telereal in return for an annual rental commencing at approximately £90 million per annum. This is broadly equivalent to the current level of rentals. In February 2002, BT outsourced its property management unit to Telereal.

BT has the option to purchase the reversionary interest from Telereal (i) when BT vacates a property at open market value (ii) at the end of 30 years for the specialised estate (buildings of an operational nature such as telephone exchanges) at open market value

or (iii) if BT wishes to terminate all arrangements with Telereal at any time, in which circumstances BT would pay open market values for the property and compensation to Telereal covering funding costs and equity return. BT can also re-acquire the reversion of the general estate (non-operational buildings such as offices and warehousing) at the end of the headlease term of 999 years. BT has the right to renew the lease of the specialised estate for successive periods which, in total, amount to 130 years. After 130 years, the freehold specialised properties revert to BT. The leases include normal commercial restrictions and covenants.

BT's divestment of its property estate provides a flexible approach to BT's office arrangements and building requirements. BT expects to reduce its property needs over time and the transaction allows BT to vacate properties covering approximately 35% by rental value of the estate, including existing lease ends, over the contract term without penalty.

The profit on the sale of the properties amounted to £1,019 million and was determined after allowing £129 million for BT's actual and future obligations under the terms of the legal agreement with Telereal and for the cost of advisors' fees. The obligations include expenditure of £34 million to be incurred on completing nearly finished new properties and remedial work to be undertaken on several properties.

Part of the proceeds of sale were used in novating fixed interest rate obligations to support Telereal's financing. An exceptional cost of £162 million was incurred in unwinding this position and was included in the interest charge for the year.

In summary, the property transaction benefited the results for the 2002 financial year by £857 million as shown below:

Profit on sale and leaseback of properties	£m
Sales proceeds	2,380
Net book value of assets disposed	(1,232)
Estimated cost of BT's future obligations	(129)
Profit on properties sold	1,019
Interest rate swap novation costs	(162)
Net profit on sale and leaseback of properties	857

The rentals payable under the lease have an adverse impact on other operating costs in future years, which is initially around £190 million for the 2003 financial year which is wholly offset by reduced depreciation and interest charges.

In advance of the property transaction being completed with Telereal, BT also completed the sale of one of its major properties in London at a profit of £43 million.

Interest charge

In the 2003 financial year, the total net interest charge, including BT's share of its ventures' charges, at £1,439 million was £183 million lower than in the preceding year, which in turn was £308 million higher than in the 2001 financial year. Of the total net charge, £1,420 million arises in the BT group for the 2003 financial year, compared with £1,540 million and £1,044 million in the 2002 and 2001 financial years, respectively.

The reduction in the net interest charge in the 2003 financial year reflects the reduction in the level of net debt and is partly offset by the £293 million exceptional cost of terminating fixed interest rate swaps as a consequence of the receipt of the Cegetel sale proceeds.

The substantially higher charge in the 2002 and 2001 financial years is mainly due to the cost of funding the acquisition of mmO_2's third-generation mobile licences, principally in the UK and Germany, and the cost of acquisitions in the 2001 and 2000 financial years. In the 2002 financial year, the group's net interest charge was further increased by the £162 million exceptional cost of novating interest swaps as a consequence of the property sale and leaseback transaction. In the 2001 financial year, there was also a one-off £194 million increase in BT's share of its ventures' interest charges principally through the Japanese investments and Viag Interkom which was partly offset by an exceptional interest receipt of £25 million relating to the rates refund from the UK Government, noted above.

Interest cover for continuing activities in the 2003 financial year represented 2.6 times total operating profit before goodwill amortisation and exceptional items, and compares with interest cover of 1.9 in the 2002 financial year and 2.4 in the 2001 financial year. The improvement in cover in the 2003 financial year is due to the reduction in the interest charge and improvement in the operating profit before goodwill amortisation and exceptional items. We expect the net interest charge to decrease and interest cover to continue to improve in the 2004 financial year following the continued reduction in net debt during the 2003 financial year.

Profit (loss) before taxation

The group's profit before taxation for the 2003 financial year was £3,157 million, compared with a profit of £1,461 million in the 2002 financial year and a loss of £1,031 million in the 2001 financial year. The profit in the 2003 financial year included the exceptional profits from the sale of investments and businesses totalling £1,691 million. The profit in the 2002 financial year included net exceptional gains of £753 million. The loss in the 2001 financial year was principally due to the £3,200 million exceptional goodwill impairment charges.

The group's profit before taxation from continuing activities before goodwill amortisation and exceptional items for the 2003 financial year was £1,829 million, compared with £1,273 million in the 2002 financial year and £1,763 million in the 2001 financial year. The significantly higher underlying profit in the 2003 financial year was principally due to the exit from loss making businesses, improved operating profits and lower interest charges explained above.

The profit before taxation from discontinued activities in the 2002 and 2001 financial years amounted to £3,954 million and a loss of £2,968 million, respectively. The 2002 financial year included

gains on disposals from discontinued activities of £4,368 million.

Taxation

The tax charge for the 2003 financial year was £459 million and comprises £598 million on the profit before taxation, goodwill amortisation and exceptional items, offset by tax relief of £139 million on certain exceptional charges. The tax charge on the profit before taxation, goodwill amortisation and exceptional items is at an effective rate of 32.7%.

The tax charge for the 2002 financial year was £443 million. The effective rate was 41.5% of the profit from continuing activities before taxation, goodwill amortisation and exceptional items. This was in excess of the standard UK tax rate of 30% due to the impact of loss making subsidiaries outside the UK for which tax relief is not immediately available and associate company taxation.

The tax charge for the 2001 financial year was £712 million. The effective rate was 21.8% of profit from continuing activities before taxation, goodwill amortisation and exceptional items. This was lower than the standard UK corporation tax rate of 30% due to tax relief on losses surrendered by discontinued activities.

Earnings (loss) per share

The basic earnings per share of 31.2 pence per share for the 2003 financial year compares with 12.0 pence for the 2002 financial year and loss of 25.7 pence for the 2001 financial year. These results include those of the group's discontinued activities up to the date of demerger or sale, as well as significant exceptional items and goodwill amortisation. The following table illustrates the impact of these factors on the basic earnings per share for the past three financial years:

	2003 pence	2002 pence	2001 pence
Earnings per share from continuing activities before goodwill amortisation and exceptional items	**14.2**	8.8	19.3
Exceptional items and goodwill amortisation from continuing activities	**17.0**	(43.6)	1.4
Earnings (loss) per share from continuing activities	**31.2**	(34.8)	20.7
Earnings (loss) per share from discontinued activities	**–**	46.8	(46.4)
Total earnings (loss) per share	**31.2**	12.0	(25.7)

Basic earnings per share before goodwill amortisation and exceptional items, from BT's continuing activities of 14.2 pence for the 2003 financial year compares with an equivalent of 8.8 pence and 19.3 pence for the 2002 and 2001 financial years, respectively.

Diluted earnings per share are not materially different in all three years.

Dividends

The board recommends a final dividend of 4.25 pence per share to shareholders, amounting to £366 million. This will be paid, subject to shareholder approval, on 8 September 2003 to shareholders on the register on 8 August 2003. This takes the dividend for the full year to 6.5 pence per share, compared to 2.0 pence in the 2002 financial year. This year's dividend is covered 2.2 times by the profit before goodwill amortisation and exceptional items. BT remains committed to a progressive dividend policy, reflecting growth in earnings per share and an improving balance sheet. In view of our strong cash generation and success in reducing net debt, in the 2004 financial year we expect dividend cover to reduce further towards the 2 times target that we set out last year.

The final and full dividend for the 2002 financial year was 2.0 pence per share, which absorbed £173 million. As part of BT's debt reduction and restructuring plans, the Board decided in May 2001 that there was to be no interim dividend for the 2002 financial year, nor any final dividend in respect of the 2001 financial year. The dividend for the 2001 financial year of 7.8 pence per share therefore solely comprised the interim dividend paid in February 2001 which absorbed £571 million.

Financing

Net cash inflow from operating activities of £6,023 million in the 2003 financial year compares with £5,257 million in the 2002 financial year and £5,887 million in the 2001 financial year. Net cash inflow from continuing operating activities amounted to £6,023 million, £5,023 million and £5,410 million in the 2003, 2002 and 2001 financial years, respectively. Special and deficiency contributions to the main pension fund, described below, of £329 million in the 2003 financial year, £600 million in the 2002 financial year and £300 million in the 2001 financial year were paid, consequently reducing the net cash inflow by these amounts. The strong cash generation in the 2003 financial year reflects the improved operating performance of the group.

Tax paid in the 2003 financial year totalled £434 million compared with £562 million in the 2002 financial year and £669 million paid in the 2001 financial year. The lower tax paid in the 2003 and 2002 financial years reflects the lower current tax charge.

The net cash outflow of £2,381 million for capital expenditure and financial investment in the 2003 financial year included £2,580 million of capital expenditure on plant and equipment, offset by £200 million received on the sale of fixed assets. In the 2002 financial year the net cash outflow of £1,354 million for capital expenditure and financial investment included £4,069 million of capital expenditure on plant and equipment, offset by £2,752 million received on the sale of fixed assets. These proceeds included £2,380 million from the property sale and leaseback transaction completed in December 2001, described above. Net cash outflow of £8,442 million for capital expenditure and financial investment in the 2001 financial year was principally for capital expenditure on plant and equipment of £4,756 million and £4,208 million invested in mmO_2's third-generation mobile licences.

The net cash inflow from disposals less acquisitions in the 2003 financial year totalled £2,842 million. Cash proceeds from disposals amounted to £2,919 million and principally comprised £2,603 million from the sale of the investment in Cegetel. In the 2002 financial year the net cash inflow from disposals less acquisitions totalled £5,785 million. Cash proceeds from disposals amounted to £6,916 million and principally comprised £3,075 million from the sale of the investment in Japan Telecom and J-Phone, £1,838 million from the sale of the Yell directories business and £1,084 million from the sale of our investment in Airtel. The principal cash outflow for acquisitions was the completion of the purchase of a minority interest in Esat Digifone in April 2001 for £869 million.

In the 2001 financial year, the group made significant acquisitions and the net cash outflow on these totalled £13,754 million in that year. This included £11,438 million invested in Viag Interkom, including acquisition of its licences, £1,233 million in Telfort, £1,176 million in completing the Esat Telecom Group acquisitions, offset by £464 million received principally on the disposal of sunrise communications.

Equity dividends paid in the 2003 financial year totalled £367 million whilst there were no equity dividends paid in the 2002 financial year, as explained above. Equity dividends paid in the 2001 financial year totalled £1,432 million.

The resulting cash inflow for the 2003 financial year, before management of liquid resources and financing, of £4,183 million was mainly applied in repaying short-term borrowings and investing in short-term investments, with total borrowings of £2,535 million being repaid. The cash inflow for the 2002 financial year of £7,433 million was also applied in repaying short-term borrowings and investing in short-term investments. In the 2001 financial year, the significant cash outflow of £19,127 million was funded by issuing substantial amounts of long-term debt instruments and drawing on medium-term notes programmes. In December 2000, £6,909 million was raised through the issue of four series of US dollar notes totalling $10 billion, with maturities between three and thirty years. In February 2001, £6,038 million was received through the issue of six series of euro and sterling notes totalling €9.7 billion, with maturities between two and sixteen years. In April 2000, a twenty-five year £250 million index-linked Eurobond was issued.

The cash inflow for the 2003 financial year resulted in net debt reducing by a further £4,128 million to £9,573 million having reduced by £14,241 million to £13,701 million in the 2002 financial year. In the 2001 financial year the cash outflow resulted in net debt increasing to £27,942 million at 31 March 2001.

In the 2003 financial year, the group repaid borrowings totalling £2,535 million and no new long-term debt was raised having repaid borrowings totalling £12,006 million in the 2002 financial year. This was in part due to the success of the company's rights issue which closed in June 2001. 1,976 million new shares were issued for a total consideration of £5,876 million, net of expenses. As part of the demerger arrangements, £440 million was received from mmO_2; additionally mmO_2 assumed £60 million of the group's external net debt.

In the 2001 financial year, the group borrowed £14,552 million in long-term loans and repaid £225 million in long-term debt. This was in accordance with our intention, expressed at the end of the 2000 financial year, to refinance a significant part of our commercial paper borrowings with medium or longer-term debt when market conditions allowed and also to raise further significant finance in the 2001 financial year to meet the financing needs of the UK third-generation mobile licence, won in April 2000, increased capital expenditure and acquisitions of interests in subsidiaries, joint ventures and associates and their additional funding requirements.

We expect to see a continued improvement in the financial position of BT and are seeking to obtain a single A rating from all the major rating agencies.

Summarised cash flow statement

	2003 £m	2002 £m	2001 £m
Net cash inflow from operating activities:			
Continuing activities	**6,023**	5,023	5,410
Discontinued activities	**–**	234	477
Total net cash inflow from operating activities	**6,023**	5,257	5,887
Dividends from associates and joint ventures	**6**	2	10
Net cash outflow for returns on investments and servicing of finance	**(1,506)**	(1,695)	(727)
Taxation paid	**(434)**	(562)	(669)
Net cash outflow for capital expenditure and financial investment	**(2,381)**	(1,354)	(8,442)
Net cash inflow (outflow) for acquisitions and disposals	**2,842**	5,785	(13,754)
Equity dividends paid	**(367)**	–	(1,432)
Cash inflow (outflow) before management of liquid resources and financing	**4,183**	7,433	(19,127)
Management of liquid resources	**(1,729)**	(1,864)	(480)
Net cash (outflow) inflow from financing	**(2,473)**	(5,479)	19,735
(Decrease) increase in cash in the year	**(19)**	90	128
Decrease (increase) in net debt in the year resulting from cash flows	**4,225**	13,930	(18,942)

Treasury policy

The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.

The Board sets the treasury department's policy and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board. Derivative instruments, including forward foreign exchange contracts, are entered into for hedging purposes only.

We have set out further details on this topic and on our capital resources and foreign currency exposure in note 36 to the financial statements in compliance with FRS 13.

Capital resources

During the 2003 and 2002 financial years the group has reduced its level of borrowings so that its net debt was £9.6 billion at 31 March 2003 compared with £13.7 billion at 31 March 2002 and £27.9 billion at 31 March 2001. The debt reduction in the 2003 and 2002 financial years was achieved by the disposal of our stake in Cegetel, a successful rights issue in June 2001, the mmO_2 demerger, sales of investments and the Yell business and the property sale and leaseback transaction.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and therefore they continue to adopt the going concern basis in preparing the financial statements.

There has been no significant change in the financial or trading position of the group since 31 March 2003.

At 31 March 2003, the group had cash and short-term investments of £6,431 million. At that date, £2,548 million of debt falls due for repayment in the 2004 financial year. The group had unused short-term bank facilities, amounting to approximately £575 million at 31 March 2003.

At 31 March 2002, the group had cash and short-term investments of £4,739 million. In addition, the group had unused committed short-term bank facilities, amounting to approximately £2,100 million at 31 March 2002, in support of a commercial paper programme or other borrowings. The group also had £461 million of uncommitted short-term bank facilities.

Foreign currency and interest rate exposure

Most of the group's current turnover is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group's foreign currency borrowings, which totalled £12.3 billion at 31 March 2003, are used to finance its operations. These borrowings have been predominantly swapped into sterling. Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group's operations and the group's net assets. The group also enters into forward foreign exchange contracts to hedge investment, interest expense and purchase and sale commitments. The commitments hedged are principally US dollar and euro denominated. As a result of these policies, the group's exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and ventures and on any imbalances between the value of outgoing and incoming international calls. To date, these imbalances have not been material. As a result, the group's profit has not been materially affected by movements in exchange rates in the three years under review.

The group's exposure to changes in currency movements decreased significantly following the demerger of the mmO_2 business and its European operations in November 2001. A 10% strengthening in sterling against major currencies would cause the group's net assets at 31 March 2003 to fall by less than £100 million, with insignificant effect on the group's profit. This compares with a fall of less than £150 million and £1,200 million in the years ended 31 March 2002 and 2001, respectively.

Foreign exchange contracts are entered into as a hedge of sales and purchases, accordingly a change in the fair value of the hedge is offset by a corresponding change in the value of the underlying sale or purchase.

The majority of the group's long-term borrowings have been, and are, subject to fixed interest rates. The group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and period for which interest rates are fixed. At 31 March 2003, the group had outstanding interest rate swap agreements with notional principal amounts totalling £5,170 million compared to £7,870 million at 31 March 2002.

The long-term debt instruments which BT issued in December 2000 and February 2001 both contained covenants that if the BT group credit rating were downgraded below A3 in the case of Moody's or below A minus in the case of Standard & Poor's (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody's downgraded BT's credit rating to Baa1, which increased BT's annual interest charge by approximately £32 million. BT's credit rating from S&P is A minus. Based upon the total amount of debt of £12 billion outstanding on these instruments at 31 March 2003, BT's annual interest charge would increase by approximately £60 million if BT's credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/A minus. If BT's credit rating with Moody's was to be upgraded by one credit rating category the annual interest charge would be reduced by approximately £30 million.

Based upon the composition of net debt at 31 March 2003, a one percentage point increase in interest rates would increase the group's annual net interest expense by less than £10 million. This

compares with an increase of less than £20 million and less than £90 million in the years ended 31 March 2002 and 2001 respectively. The group's exposure to interest rate fluctuations has reduced in line with the decrease in net debt and the increased percentage of the group's net debt being at fixed rates.

Capital expenditure

Capital expenditure on plant, equipment and property (excluding the movement on capital accruals) totalled £2,445 million in the 2003 financial year, compared with £3,908 million and £4,986 million in the 2002 and 2001 financial years, respectively. Of the total capital expenditure, £3,100 million and £3,857 million were in relation to the group's continuing activities in the 2002 and 2001 financial years, respectively. The reduction in the level of capital expenditure reflects continued management focus and tight control. Work continues on enhancing the intelligence of the network to enable customers to benefit from advanced services and improving the network's capacity to carry high-speed data. Capital expenditure is expected to rise in the 2004 financial year as the group invests in its 21st century network programme.

Capital expenditure in relation to the group's discontinued activities amounted to £808 million and £1,129 million in the 2002 and 2001 financial years, respectively. Prior to the demerger, mmO_2 continued improving the quality and capacity of its digital GSM network. In April 2000, we purchased one of the five 3G licences in the UK Government's auction for £4.03 billion, which we paid in May 2000. A third generation mobile licence in the Netherlands was awarded to Telfort in July 2000 for £267 million.

Of the capital expenditure, £138 million was in Europe, outside the UK, in the 2003 financial year and £634 million was spent there in the 2002 financial year.

Contracts placed for ongoing capital expenditure totalled £616 million at 31 March 2003. We plan to develop the 21st century network using stringent capital return criteria and a rigorous approach to any investment in the narrowband network. The 21st century network aims to deliver long term, structural cost reduction, as we progressively migrate onto a simpler, lower cost network architecture. BT expects that future capital expenditure will be funded from net cash inflows from operating activities, and, if required, by external financing.

Acquisitions

The total amount invested in the 2003 financial year, including further funding of existing ventures, was £77 million, significantly lower than the £1,131 million invested in the 2002 financial year. In the 2002 financial year only one significant acquisition was made, being the purchase in April 2001 of the 49.5% interest in Esat Digifone that we did not already own, from Telenor, for £869 million under an agreement made in early 2000.

During the 2001 financial year, BT completed a number of acquisitions of businesses, mainly located outside the UK. The total amount invested, including further funding of existing ventures, was £14,501 million.

In April 2000, we took an equity interest, jointly with Japan Telecom, in a number of regional Japanese mobile phone companies (J-Phone Communications). Instead of investing directly in J-Phone Communications, we guaranteed bank loans to that group totalling £782 million at 31 March 2001 that no longer apply following the disposal. As noted above, we have now sold our interests to Vodafone for £3.7 billion. In June 2000, we acquired for £1,207 million our partner's 50% interest in Telfort, the communications joint venture which we established in the Netherlands in 1997. The wireless business of Telfort was demerged with mmO_2 in November 2001. In the 2002 financial year the remaining goodwill was written off.

In the final quarter of the 2001 financial year, we acquired the 55% interest in Viag Interkom that we did not already own. In January 2001, we acquired a 10% interest in Viag Interkom including its share of the German third generation licence from Telenor for £1,611 million, and in February 2001, we acquired the remaining 45% interest from E.ON for £7,148 million, including its share of the cost of the licence. Goodwill of £4,992 million arose on these transactions. In the light of falling equity valuations for wireless companies in the 2001 financial year, we carried out impairment reviews of the carrying values of Viag Interkom and other major wireless interests at that time. As discussed above, we recognised a £3,000 million goodwill impairment in Viag Interkom of which £200 million related to the fixed network business remaining in the BT Group after the mmO_2 demerger. In the 2002 financial year the remaining goodwill was written off.

Demerger and capital reduction

The demerger of mmO_2, the group's former mobile phone business, was completed in November 2001. The demerger, scheme of arrangement and associated reduction in capital were approved by shareholders in October 2001 and the High Court in November 2001. The demerger of mmO_2 created two new listed companies and dealings in BT Group and mmO_2 shares commenced on 19 November 2001. BT shareholders on record on 16 November 2001, received one BT Group plc share and one mmO_2 plc share for each existing British Telecommunications plc share held. Based on the first day's dealings on the London Stock Exchange, BT Group represented approximately 78% of the equity value of the former BT group and mmO_2 represented approximately 22%.

On the demerger, net assets of £19,490 million attributable to mmO_2 were distributed to shareholders in the form of a demerger distribution. mmO_2 assumed approximately £500 million of debt, with the bulk of the outstanding debt remaining with the continuing BT Group. The reduction of capital had the effect of increasing distributable reserves in BT Group plc by £9,537 million.

Balance sheet

Net assets at 31 March 2003 amounted to £2,642 million compared to a deficit of £358 million at 31 March 2002, with the increase principally due to the retained profits of £2,126 million.

BT Group plc, the parent company, has maintained reserves at £9,537 million at both 31 March 2003 and 31 March 2002.

BT's fixed assets totalled £16,661 million at 31 March 2003 of which £15,888 million were tangible assets, principally forming the UK fixed network. At 31 March 2002 fixed assets were £17,551 million and tangible assets were £16,078 million. The reduction in fixed assets is principally due to the group's exit from non core investments as a result of which investments have reduced by £666 million to £555 million at 31 March 2003.

Return on capital employed

The return before goodwill amortisation and exceptional items on the average capital employed (total assets, excluding goodwill, less current liabilities, excluding corporate taxes and dividends payable, and provisions other than those for deferred taxation) was 15.7% for the 2003 financial year. In the 2002 financial year the group made a return from continuing activities before goodwill amortisation and exceptional items of 15.7% on the average capital employed in its business excluding mmO_2 and goodwill. In the 2001 financial year, the group made a return on all activities before goodwill amortisation and exceptional items of 14.9%.

Pensions

The most recently completed triennial actuarial valuation of the BT Pension Scheme (BTPS), BT's main pension fund, performed by the scheme's independent actuary for the trustees of the scheme, was carried out as at 31 December 2002. This valuation showed the fund to be in deficit to an amount of £2.1 billion. Assets of the fund of £22.8 billion at that date covered 92% of the fund's liabilities. The previous valuation was carried out as at 31 December 1999. The result of this valuation was that the fund was in deficit by £1.0 billion. Assets of the fund of £29.7 billion at that date covered 97% of the fund's liabilities. The deterioration in the funding position was principally the result of lower equity returns over the last three years and improved life expectancy of scheme members and is in spite of the additional deficiency funding payments totalling £600 million that have been paid over the last three years. The valuation under the prescribed Minimum Funding Requirement approach showed the assets to cover 101% of the liabilities at 31 December 2002.

The group's ordinary contribution rate will increase to 12.2% of employees' pensionable pay with effect from April 2003. The contribution rate was 11.6% for the 2003, 2002 and 2001 financial years. In addition, the company will make annual deficiency contributions to the scheme of £232 million with effect for the 2004 financial year. This compares to the £200 million annual deficiency payments made in the 2003, 2002 and 2001 financial years. The group is also required to pay special contributions to cover costs arising from enhanced pension benefits provided to leavers. The special contributions paid in the 2003, 2002 and 2001 financial years amounted to £129 million, £400 million and £100 million, respectively, in respect of early leavers. The payment expected to be made in December 2003 is £100 million in relation to leavers in the calendar year ended 31 December 2002.

The group continues to account for pension costs in accordance with UK Statement of Standard Accounting Practice No. 24 (SSAP 24). The group's total annual pension charges, including discontinued activities, for the 2003, 2002 and 2001 financial years were £322 million, £382 million and £326 million, respectively. This includes £314 million, £373 million and £315 million, respectively, in relation to the BTPS.

The reduction in the pension charge in the 2003 financial year reflects the lower membership of the BTPS and the interest credit on the balance sheet prepayment. The increase in the pension charge in the 2002 financial year was due principally to the £46 million charge for enhanced pension benefits provided to leavers.

Under the UK accounting standard SSAP 24, and BT's accounting policy, if the costs of providing incremental pension benefits for leavers are less than the total accounting surplus based on the latest actuarial valuation of the scheme and the amount of the provision for pension liabilities on the balance sheet, the costs are not charged to the profit and loss account. In the 2001 financial year the cost of the incremental benefits was charged against the accounting surplus and was not charged against the profit in the period in which people agreed to leave. In the 2003 and 2002 financial years the total cost of the incremental pension benefits exceeded the total accounting surplus and accordingly the excess was charged to the profit and loss account. This amounted to £60 million and £46 million in the 2003 and 2002 financial years, respectively.

The pension charge for the 2004 financial year will be based upon the SSAP 24 valuation as at 31 March 2003. This valuation is based on the December 2002 funding valuation, rolled forward to 31 March 2003, and uses a slightly higher investment return assumption than was used for the trustees' funding valuation, a lower inflation rate and lower salary increase assumptions. The resulting SSAP 24 deficit amounts to £1.4 billion. The regular pension cost will be charged at 11.3% of pensionable salaries compared to the 11.6% rate applied in the 2003, 2002 and 2001 financial years. In addition, the pension charge will include the amortisation of the combined pension fund position of £1.4 billion and pension prepayment of £630 million held on the BT group balance sheet, over the average remaining service lives of members which amounts to 13 years, and enhanced pension benefits provided to leavers.

The number of retired members and other current beneficiaries in the pension fund has been increasing in recent years and, at 31 December 2002, was approximately 94% higher than the number of active

members. Consequently, BT's future pension costs and contributions will depend on the investment returns of the pension fund and could fluctuate in the medium term.

We changed the arrangements for people leaving BT in advance of the normal retirement age. Under our NewStart programme launched during the fourth quarter of the 2001 financial year, BT employees will be expected to leave with a leaving payment in place of a redundancy payment, and incremental pension benefits have been scaled down. This should reduce the level of early leaver costs, which have been significant in recent years.

The BTPS was closed to new entrants on 31 March 2001 and we launched a new defined contribution pension scheme for people joining BT after that date which is to provide benefits based on the employees' and the employing company's contributions. This change is in line with the practice increasingly adopted by major UK groups and is designed to be more flexible for employees and enable the group to determine its pension costs more precisely than is the case for defined benefit schemes. The financial impact of this change was not significant in the 2003 and 2002 financial years and is not expected to be significant in the next few years but it should reduce pension costs in the longer term.

Regulation and prices

BT has been operating under a revised retail price control from 1 August 2002, under which a cap of RPI minus RPI (therefore price cannot increase) applies to the services used by the lowest 80% of BT's residential customers by bill size. This retail price control is estimated to have covered services representing about 13% of the group's turnover from continuing activities for the 2003 financial year. The requirement is to keep prices unchanged for the price control year to 31 July 2003. Regulation allows any unused allowance or excess deduction remaining at the end of the price control year (31 July) to be carried forward. The equivalent reduction in the previous control year was 2.50% against the required reduction of 2.45%.

Most of BT's interconnect (network) charges to other UK operators are based on long-run incremental costs. Until 30 September 2001, there were annual reductions in these charges based on a RPI minus 8 price cap. Since that date, the broad structure of the interconnect (network) services has been retained but the ''X'' within the RPI minus X price-cap formula now varies between 7.5 and 13, this new price control runs until 2005.

The regulatory environment in the UK has had, and is expected to continue to have, a significant adverse impact on the group's turnover and operating profit. As the group has extended its activities to other countries, BT is required to comply with the regulatory regimes in those countries.

Competition and the UK economy

BT has a significant market share in its main UK markets for fixed network calls and provision of exchange lines, although competition has eroded BT's market share significantly in key market sectors, in particular areas of the UK and for certain products and services. This trend shows signs of slowing in the residential market and we estimate that BT had 73% of the market for residential fixed voice calls in the 2003, 2002 and 2001 financial years. Additionally, we estimate that BT had 45% of the market for business fixed voice calls in the 2003 financial year, compared with 49% and 53% in the 2002 and 2001 financial years, respectively. We also estimate that BT supplied 81% of the exchange lines in the UK at 31 March 2003, compared with 83% and 84% at 31 March 2002 and 2001, respectively.

The growth in cable operators' networks in the UK has historically had an adverse effect on BT's share of the residential market as a result of increasing competition from these cable operators. However, in the 2003 financial year, BT has grown its residential customer base by 100,000. The cable operators have been concentrating on financial restructuring and increasing penetration in current markets. Current and future wholesale line rental arrangements will allow BT's fixed line customers to move PSTN lines to other operators which are expected to be the source of more competition in future.

The group has seen some diversion of demand from its fixed network as a result of the growth in mobile voice calls and other licensed operators' activities. This diversion may intensify now that BT's fixed line customers are able to pre-select their carrier.

Additionally, BT's Licence was amended in April 2000 to require BT to provide other operators with use of the lines connecting BT's local exchanges to its customers and allow operators to install equipment in BT's exchanges (local loop unbundling). This amendment took effect as a result of an EU Regulation which came into force on 1 January 2001.

For its operations as a whole, BT expects the competitive pressure to persist and it will continue to defend its market share vigorously and fairly.

The strength of the UK economy is an important determinant of BT's business volumes and the gross domestic product grew by 2.3% in the 2003 financial year, compared with 1.2% and 2.6% in the 2002 and 2001 financial years, respectively.

Environment

When removing old analogue exchange equipment from buildings, BT recycles the metal content and takes special care to properly dispose of any hazardous materials. Although BT receives proceeds from the sale of recovered materials, this is more than offset by the cost of dealing with hazardous materials, contracting and planning their removal and preparing the released site for further development. BT believes that the total cost of dealing with these hazardous materials will not be significant.

Geographical information

In the 2003 financial year, approximately 94% of the group's turnover was generated by operations in the UK, compared with 89% in the 2002 and 91% in the

2001 financial years. Of its continuing activities, approximately 92% of the group's turnover was generated by operations in the UK in the 2002 financial year, compared with 95% in the 2001 financial year. BT's operating profits have been derived from its UK operations with losses being incurred outside the UK in each of the last three financial years.

Regulatory financial information

BT is required under its main licence to publish disaggregated financial information for various activities of the group, which have been used as the basis of charges paid by other telecommunication operators in the UK for the use of BT's network. The activities presented separately in the regulatory financial statements do not necessarily correspond with any businesses separately managed, funded or operated within the group. The results set out in regulatory financial statements for the 2002 and 2001 financial years showed that the group's operating profit is derived predominantly from fixed-network calls.

Critical accounting policies

The group's principal accounting policies are set out on pages 76 to 78 of the consolidated financial statements and conform with UK Generally Accepted Accounting Principles (UK GAAP). In accordance with the requirements of Financial Reporting Standard No. 18, these policies and applicable estimation techniques have been reviewed by the directors who have confirmed them to be the most appropriate for the preparation of the 2003 financial statements.

We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators, providing for doubtful debts, establishing fixed asset lives for depreciation purposes, making appropriate long-term assumptions in calculating pension liabilities and costs, making appropriate medium-term assumptions on asset impairment reviews and calculating current tax liabilities on our profits.

We are required to interconnect our networks with other telecommunications operators. In certain instances we rely on other operators to measure the traffic flows interconnecting with our networks. We use estimates in these cases to determine the amount of income receivable from or payments we need to make to these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment. We use estimates in assessing the likely effect of these adjustments.

We provide services to over 20 million individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. We use estimates, based on our historical experience, in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the UK economy and particular industry issues.

The plant and equipment used in our networks is long-lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives we allocate to each type of asset. We regularly review these asset lives and change them when necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned.

As part of the property rationalisation programme we have identified a number of properties that are surplus to requirements. Although efforts are being made to sub-let this space it is recognised by management that this may not be possible immediately in the current economic environment. Estimates have been made of the cost of vacant possession and any shortfall arising from the sub lease rental income being lower than the lease costs being borne by BT.

We have a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 366,000 people over more than 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the discount rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements.

In the 2002 and 2001 financial years, we made charges for the impairment of the carrying value of goodwill, investments and tangible fixed assets in our balance sheet. The amount of the charges are in most cases based on the discounted present value of the future cash flows that we expected to be derived from these assets. We use estimates in determining these future cash flows and the discount rate.

The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements.

New UK accounting standards

Under a new UK accounting standard, FRS 17 ''Retirement benefits'', the method of accounting for defined benefit pensions will be substantially changed. The Accounting Standards Board has delayed the full adoption of this new standard until our 2006 financial year. The pension cost charged to the profit and loss account would have been lower under FRS 17 than SSAP 24 in the 2003 financial year. Net financing costs will be volatile reflecting movements in the value of the scheme assets and interest rates. Pension fund actuarial gains and losses, including investment returns varying from the assumed returns, will be recorded in full in the statement of total recognised gains and

losses annually. Pension fund deficits, calculated in accordance with prescribed rules in the standard, will be shown on the balance sheet as will any surpluses to the extent we expect to obtain value from them in the foreseeable future. In accordance with the transitional rules of the standard the pension fund deficit and profit and loss charge calculated under FRS 17 is disclosed in note 31. It should be noted that the deficit is largely dependent on the strength of equity markets at the balance sheet date and is expected to be volatile.

Economic and Monetary Union

The euro is now established as a single currency spanning the 12 EU member countries participating in Economic and Monetary Union (EMU).

Most of the group's business in Europe is conducted in the UK, which is not one of the 12 participants. Government policy on UK membership was set out by the Chancellor of the Exchequer in his statement to the House of Commons in October 1997 and restated by the Prime Minister in February 1999. The Chancellor has set five economic tests to define whether or not a clear and unambiguous case can be made in support of the UK joining the EMU.

Based on the outcome of the economic assessment, the Government will take a decision on whether the five tests have been met and an announcement on whether the UK should join will be made in the House of Commons on 9 June 2003.

If the Government decides to recommend UK entry, it will be put to a vote in Parliament and then to a referendum. In the interim, BT has maintained a steering group, with representatives from across each of the lines of business and supporting group functions, to review the impact of the euro. A project team acts as co-ordination point to ensure consistency of approach across the group and that plans are in place to meet agreed business strategy for the possibility of euro changeover in the UK.

US GAAP

The group's net income (loss) and earnings (loss) per share for the three financial years ended 31 March 2003 and shareholders' equity at 31 March 2003 and 2002 under US Generally Accepted Accounting Principles (US GAAP) are shown further in the United States Generally Accepted Accounting Principles Section (see Consolidated financial statements). Differences between UK GAAP and US GAAP include results of the differing accounting treatment of leasing transactions, pension costs, redundancy costs, intangible assets, goodwill, deferred taxation, capitalisation of interest, financial instruments, contributing assets to joint ventures, stock compensation, and dividends. Cash flow information under the US GAAP presentation is also shown further in this document.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 ''Accounting for Asset Retirement Obligations'' which is applicable to financial years commencing after 15 June 2002. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if it is possible to make a reasonable estimate of the fair value. The associated asset retirement costs are required to be capitalised as part of the carrying value of the long lived asset. The adoption of SFAS No. 143 is not expected to have a material impact on the consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, ''Accounting for Costs Associated with Exit or Disposal Activities'' which is applicable to disposals initialised after 31 December 2002. The Statement requires costs associated with exit or disposal activities to be recognised when the costs are incurred rather than at the date of the commitment to an exit or disposal plan. Accordingly, we have reflected the impact of SFAS No. 146 in the 2003 financial year. SFAS No. 146 may apply to future activities which are not currently envisaged and accordingly it is not possible to assess the future impact of SFAS No. 146 on any such activities at this time.

In December 2002, the FASB issued SFAS No. 148, ''Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123'' which is applicable to financial years beginning after 15 December 2002. The Statement permits two additional transition methods for an entity voluntarily adopting fair value based accounting for stock based compensation. It also amends the disclosure requirements to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock based employee compensation. This Statement does not have a significant impact on the consolidated financial statements as SFAS No. 123 continues to be satisfied for disclosure purposes only.

In April 2003 the FASB issued SFAS No. 149 ''Amendment of Statement 133 on Derivative Instruments and Hedging Activities''. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities''. BT is currently evaluating the impact of this change.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, ''Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others''. FIN 45 requires that certain guarantees must be recognised at fair value. FIN 45 also requires disclosure of detailed information about each guarantee or group of guarantees. The disclosure requirements are effective for financial statements ending after 15 December 2002. The recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after 31 December 2002. FIN 45 could have an impact on the future results of BT depending on guarantees issued; however, at this time the adoption of this statement did not have a material impact on BT's consolidated financial statements.

In January 2003, the FASB issued FIN 46, ''Consolidation of Variable Interest Entities – an

Interpretation of Accounting Research Bulletin (ARB) No. 51''. FIN 46 requires the primary beneficiary to consolidate a variable interest entity (VIE) if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. FIN 46 applies immediately to VIEs created after 31 January 2003, and to VIEs in which the entity obtains an interest after that date. This statement is not expected to have a material impact on BT's consolidated financial statements.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, ''Revenue Arrangements with Multiple Deliverables''. The consensus addresses how to account for arrangements that may involve multiple revenue generating activities, for example, the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements entered into after 15 June 2003. BT is currently evaluating the impact of this new pronouncement.

In January 2003, the EITF reached a consensus on EITF 02-18, ''Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition''. This consensus states that if the additional investment, in whole or in part, represents the funding of prior losses, the investor should recognise previously suspended losses. When appropriate to recognise prior losses, the amount recognised would be limited to the amount of the additional investment determined to represent the funding of prior losses. The consensus is effective for additional investments made after 5 February 2003. This consensus is not expected to have a material impact on BT's consolidated financial statements.

Board of directors and Operating Committee

Board of directors

Sir Christopher Bland Chairman[d,e,f]

Sir Christopher Bland was appointed to the Board as Chairman on 1 May 2001. He chairs the *Nominating* and *Community Support* committees.

He was chairman of the BBC Board of Governors from 1 April 1996 until 30 September 2001. From 1972 to 1979, Sir Christopher was deputy chairman of the Independent Broadcasting Authority and chairman of its Complaints Review Board. In 1982, he became a non-executive director of LWT Holdings and was chairman from 1983 to 1994, when LWT was acquired by Granada Group. From December 1994 to May 2000, he was chairman of NFC. From 1977 to 1985, he was chairman of Sir Joseph Causton & Sons.

Sir Christopher, who was chairman of the Hammersmith and Queen Charlotte's Hospitals Special Health Authority from 1982 to 1994 and of Hammersmith Hospital's NHS Trust from 1994 to February 1997, was knighted for his work in the NHS in 1993. He was chairman of the Private Finance Panel from 1995 to 1996 and a member of the Prime Minister's Advisory Panel on the Citizen's Charter. He is senior adviser at Warburg Pincus. Aged 64.

Executive directors

Ben Verwaayen Chief Executive[a]

Ben Verwaayen was appointed to the Board on 14 January 2002 and became Chief Executive on 1 February 2002. He chairs the *Operating Committee*.

Ben Verwaayen was formerly vice chairman of the management board of Lucent Technologies in the USA from October 1999. He joined Lucent in September 1997 as executive vice president international and became chief operating officer the following month. Prior to joining Lucent, Ben Verwaayen worked for KPN in the Netherlands for nine years as president and managing director of its telecoms subsidiary, PTT Telecom. From 1975 to 1988, he worked for ITT in Europe. He is a member of the advisory council of ING. A Dutch national, he is aged 51.

Ian Livingston Group Finance Director[a,f]

Ian Livingston was appointed Group Finance Director in April 2002. He was formerly group finance director of Dixons Group from 1997. He joined Dixons in 1991 after working for 3i Group and Bank of America International. His experience at Dixons spanned a number of operational and financial roles, both in the UK and overseas. He was also a director of Freeserve from its inception. He is a Chartered Accountant. He becomes a non-executive director of Hilton Group from 1 June 2003. Aged 38.

Pierre Danon Chief Executive, BT Retail[a]

Pierre Danon was appointed to the Board on 19 November 2001. He joined BT as Chief Executive of BT Retail in October 2000 and was a member of the former Executive Committee. From 1981 to 2000, he worked for Rank Xerox (which became Xerox in 1997), latterly as president of Xerox Europe. He was a senior vice president of Xerox Corporation since 1997. He is a non-executive director of Hays plc. A French national, he is aged 47.

Andy Green Chief Executive, BT Global Services[a]

Andy Green was appointed to the Board on 19 November 2001. He was appointed as Chief Executive of BT Global Services in October 2001. Since joining BT in 1986, he has held a number of positions, including Chief Executive of BT Openworld and Group Director of Strategy and Development. Andy Green was a member of the former Executive Committee from February 1995. Aged 47.

Dr Paul Reynolds Chief Executive, BT Wholesale[a]

Paul Reynolds was appointed to the Board on 19 November 2001. In April 2000, he was appointed to the former Executive Committee as Chief Executive of BT Wholesale. He joined BT from the company's predecessor corporation, which he joined in 1983, and has held a number of roles, including Director of the Office of the Chairman, Director of Multimedia and, from 1999, Managing Director of Networks and Information Services. Aged 46.

Non-Executive directors

Clayton Brendish[b,e]

Clayton Brendish was appointed to the Board on 1 September 2002. He is non-executive chairman of Beacon Investment Fund and a non-executive director of Elexon and Herald Investment Trust. He is also a trustee of Economist Newspapers and the Foundation for Liver Research and a council member of City University of London. Prior to his retirement in May 2001, Clayton Brendish was executive Deputy Chairman of CMG having joined the Board when it acquired Admiral. Clayton Brendish was co-founder and executive chairman of Admiral, incorporated in 1979. He also acted as an advisor to the Government on the efficiency of the Civil Service, working as an advisor to the Chancellor of the Duchy of Lancaster and the Office of Public Services on their respective Next Steps Agencies. Aged 56.

Sir Anthony Greener Deputy Chairman[b,c,d]

Sir Anthony Greener was appointed to the Board on 1 October 2000. He was appointed Joint Deputy Chairman and chairman of the *Audit Committee* on 1 January 2001. He became Deputy Chairman and chairman of the *Remuneration Committee* on 18 July 2001.

Sir Anthony is chairman of University for Industry (learndirect) and the Qualifications and Curriculum Authority and a non-executive director of Robert Mondavi Corporation. He was formerly chairman of Diageo. Prior to the merger of Guinness and Grand Metropolitan, he was chairman and chief executive of Guinness, having been chief executive of Guinness since 1992. Aged 62.

Louis R Hughes[b,c]

Louis Hughes joined the Board on 1 January 2000. He is non-executive chairman of Maxager Technology Inc. (USA). He was formerly president and chief operating

officer of Lockheed Martin Corporation and previously executive vice president of General Motors.

Louis Hughes is a non-executive director of AB Electrolux (Sweden) and Sulzer AG and ABB Limited (both Switzerland). From 1993 to 2000, he was a member of the supervisory board of Deutsche Bank. A US national, he is aged 54.

The Rt Hon Baroness Jay of Paddington PC[c,e]

Baroness (Margaret) Jay was appointed to the Board on 14 January 2002. She was formerly Lord Privy Seal, Leader of the House of Lords and Minister for Women. Previously, she was Minister of State at the Department of Health.

Baroness Jay is a non-executive director of Independent News & Media UK and has held non-executive positions with Scottish Power, Carlton Television and LBC. Currently chairman of the Overseas Development Institute, she has been a member of the Central Research and Development Committee for the NHS, was a founding director of the National AIDS trust, a governor of South Bank University and a member of the Meteorological Office Council. Aged 63.

John Nelson[b,d,f]

John Nelson was appointed to the Board on 14 January 2002. A Chartered Accountant, he retired as chairman of Credit Suisse First Boston Europe (CSFB) on 31 January 2002. He was a member of the executive board and chairman of the European executive committee of CSFB.

Prior to joining CSFB in January 1999, John Nelson spent 13 years with Lazard Brothers. He was appointed vice chairman of Lazard Brothers in 1990. He was also a chairman of Lazard S.p.A. in Italy and a managing director of Lazard Freres, New York.

He was a non-executive director of Woolwich until it was taken over by Barclays Bank in 2000. In January 2002, he was appointed deputy chairman of Kingfisher. Aged 55.

Carl G Symon[b,c]

Carl Symon was appointed to the Board on 14 January 2002. He is managing director, global business development, DiamondCluster International Inc. (USA). He retired from IBM in May 2001 after a 32-year career, during which he held senior executive positions in the USA, Canada, Latin America, Asia and Europe, including chairman and chief executive officer of IBM UK.

Carl Symon is chairman of a number of private companies, a non-executive director of Rolls-Royce, and vice-chairman of Cross Atlantic Capital Partners. A US national, he is aged 57.

Maarten van den Bergh[b,c,d,f]

Maarten van den Bergh was appointed to the Board on 1 September 2000. He chairs the *Pension Scheme Performance Review Group*. He is chairman of Lloyds TSB Group and a non-executive director of Royal Dutch Petroleum Company and British Airways.

Prior to his retirement in July 2000, Maarten van den Bergh was president of the Royal Dutch Petroleum Company and vice chairman of its committee of managing directors from July 1998, having been appointed a managing director of the Royal Dutch Shell Group of companies in July 1992. A Dutch national, he is aged 61.

Key to membership of principal Board committees:

[a] *Operating*
[b] *Audit*
[c] *Remuneration*
[d] *Nominating*
[e] *Community Support*
[f] *Pension Scheme Performance Review Group*

All the non-executive directors are considered independent of the management of the company.

Operating Committee

Ben Verwaayen Chief Executive
Ian Livingston Group Finance Director
Pierre Danon Chief Executive, BT Retail
Andy Green Chief Executive, BT Global Services
Dr Paul Reynolds Chief Executive, BT Wholesale
See page 50 for biographical details.

Alison Ritchie Chief Broadband Officer

Alison Ritchie joined BT from the company's predecessor corporation, which she joined in 1981. She was appointed a member of the former Executive Committee in December 2000.

Alison Ritchie was appointed Chief Broadband Officer in November 2002 and she directs BT's policy on broadband developments across the whole of BT ensuring a co-ordinated approach to the delivery of high quality broadband services to residential and business customers. Alison Ritchie was formerly Chief Executive, BT Openworld. Before joining BT Openworld, she was BT's Restructuring Project Director, co-ordinating the project teams working on the financial, organisational and managerial restructuring of BT. She is a member of the board of the British Quality Foundation. Aged 42.

Company Secretary

Larry Stone

Larry Stone, formerly Corporate Governance Director from 1 June 2000, was appointed Company Secretary on 27 March 2002. He previously held external relations and regulatory roles with BT in Tokyo and Brussels and with BT Cellnet (now O_2 UK). He is a trustee of the BT Pension Scheme and a member of the executive committee of the British Quality Foundation. Aged 45.

Report of the directors

The directors submit their report and the audited financial statements of the company, BT Group plc, and the group, which includes its subsidiary undertakings, for the 2003 financial year.

Introduction

BT Group plc is the listed holding company for the BT group of companies and was formed when the mmO_2 business (comprising what had been British Telecommunications plc's mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland) was demerged on 19 November 2001.

The **Business review** on pages 8 to 23, **Our commitment to society** on pages 24 and 25, the **Financial review** on pages 28 to 49, the discussion on **Corporate governance** on pages 53 to 57, the **Report on directors' remuneration** on pages 58 to 72 and **Risk Factors** on page 140 form part of this report. The audited financial statements are presented on pages 75 to 135.

Principal activity

The group's principal activity is the supply of communications services and equipment. In the 2003 financial year, approximately 94% of group turnover arose from operations in the UK.

Directors

The names and biographical details of the directors of the company are given on pages 50 and 51. All served throughout the financial year, with the exception of Ian Livingston and Clayton Brendish who joined the Board on 8 April and 1 September 2002, respectively. In addition, Philip Hampton served as a director until his retirement on 30 April 2002.

Following his retirement from the Board on 1 May 2001, the former Chairman, Sir Iain Vallance, remained with BT as President Emeritus until 31 July 2002.

In accordance with the articles of association, Clayton Brendish, having been appointed as a director by the Board, retires at the forthcoming annual general meeting (AGM) and will be proposed for election. Sir Anthony Greener, Louis Hughes and Maarten van den Bergh retire by rotation and will be proposed for re-election. Details of these directors' contracts of appointment are included in the **Report on directors' remuneration** on pages 62 and 63 and the discussion on **Corporate governance** on page 53.

Substantial shareholdings

At 21 May 2003, the company had received notifications from Legal & General Investment Management Limited and Barclays PLC under Part VI of the Companies Act 1985 in respect of holdings of 261,519,674 shares and 261,518,424 shares respectively each representing holdings of 3.02% of the company's issued ordinary share capital.

Interest of management in certain transactions

During and at the end of the 2003 financial year, none of the company's directors was materially interested in any material transaction in relation to the group's business and none is materially interested in any presently proposed material transactions.

Policy on the payment of suppliers

BT's policy is to use its purchasing power fairly and to pay promptly and as agreed.

BT has a variety of payment terms with its suppliers. The terms for payments for purchases under major contracts are settled when agreeing the other terms negotiated with the individual suppliers. It is BT's policy to make payments for other purchases within 30 working days of the invoice date, provided that the relevant invoice is presented to the company in a timely fashion and is complete. BT's payment terms are printed on the company's standard purchase order forms or, where appropriate, specified in individual contracts agreed with the supplier. The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the 2003 financial year and the amounts owed to its trade creditors at the end of the year was 23 days.

Auditors

Following the conversion of PricewaterhouseCoopers, the company's auditors, to a limited liability partnership from 1 January 2003, PricewaterhouseCoopers resigned and the directors appointed the new firm, PricewaterhouseCoopers LLP, as auditors.

A resolution to reappoint PricewaterhouseCoopers LLP as auditors of the company and authorise the directors to settle their remuneration will be proposed at the AGM.

Authority to purchase shares

The authority given at last year's AGM of the company held on 17 July 2002 for the company to purchase in the market 867 million of its shares, representing 10% of the issued share capital, expires on 16 October 2003. This authority was not used during the year and shareholders will be asked to give a similar authority at the AGM.

AGM resolutions

The resolutions to be proposed at the AGM to be held on 16 July 2003, together with explanatory notes, appear in the separate *Notice of Annual General Meeting* sent to all shareholders.

By order of the Board

Larry Stone
Secretary
21 May 2003

Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816

Corporate governance

BT's policy is to achieve best practice in our standards of business integrity for all our operations. This includes a commitment to maintaining the highest standards of corporate governance throughout the group.

During the year there have been recommendations on UK corporate governance by Derek Higgs and Sir Robert Smith, and hence proposed changes to the UK's Combined Code on Corporate Governance. This section of the annual report describes how BT has applied the Code and where it stands on some of the key proposed changes resulting from the above recommendations. The directors consider that BT has, throughout the year, complied with the provisions of the current Code.

The Board

The Board meets every month, except in August. Additionally, it meets on an ad hoc basis to consider matters which are time critical. The Board met 14 times during the 2003 financial year.

The Board's principal focus is the overall strategic direction, development and control of the group. In support of this focus the Board approves the group's strategic plans, annual budget, capital expenditure and investments budgets, larger capital expenditure proposals and the group's overall system of internal controls, governance and compliance authorities and it has oversight and control of the group's operating and financial performance. These responsibilities are set out in a formal statement of the Board's role which, together with the powers of the *Operating Committee* and *Management Council* and the authorities delegated to individual members of the *Operating Committee*, are made available to everyone in the group on the group's intranet site.

The Board, which operates as a single team, is currently made up of the part-time Chairman, five executive directors and seven independent non-executive directors. It is BT's policy that the board will comprise a majority of independent non-executive directors. The desired combination of experience, skills and other attributes that the non-executive directors as a whole are to bring to the Board is agreed and regularly reviewed by the *Nominating Committee*. This profile is used by the Committee to assess the suitability as non-executive directors of candidates put forward by the directors and outside consultants before the Committee meets short-listed candidates. Between them, the current non-executive directors bring experience and independent judgement, gained at the most senior levels, of international business operations and strategy, marketing, technology, communications and political and international affairs.

The non-executive directors provide a strong independent element on the Board. Sir Anthony Greener, the Deputy Chairman, is the senior independent director. In his capacity as the chairman of the *Remuneration Committee*, he meets with BT's major institutional shareholders. The Deputy Chairman will also continue to be available to discuss matters with institutional shareholders where it would be inappropriate for those discussions to take place with either the Chairman or the Chief Executive. He will also attend, at his discretion and in consultation with the Chairman and the Chief Executive, other meetings with shareholders during the year. The Chairman and the non-executive directors hold regular dinners at which they discuss matters without the presence of the executive directors.

Sir Anthony Greener chairs the *Audit* and *Remuneration Committees*. He is also a member of the *Nominating Committee*. Maarten van den Bergh sits on all three committees. Both directors bring great breadth of relevant experience to these committees, whose total memberships are six, five and four directors, respectively.

Non-executive directors are appointed initially for three years. At the end of that period the appointment may be continued by mutual agreement, subject normally to three months' termination notice from either BT or the director. The longest serving non-executive director has been in office for nearly three and a half years.

All directors are required by the company's articles of association to be elected by shareholders at the first AGM after their appointment, if appointed by the Board. A director must subsequently retire by rotation at an AGM if he or she was elected or last re-elected at or before the AGM in the third year before the year in question. The director may seek re-election.

The Chairman and executive directors have service agreements, which are approved by the *Remuneration Committee*. Information about the periods of these contracts is in the **Report on directors' remuneration** on page 63.

The Board has a procedure for directors, in furtherance of their duties, to take independent professional advice if necessary, at the company's expense. In addition, all directors have access to the advice and services of the Secretary, the appointment and removal of whom is a matter for the whole Board. He advises the Board on appropriate procedures for the management of its meetings and duties (and the meetings of the company's principal committees), as well as the implementation of corporate governance and compliance within the group.

On appointment, the directors take part in an induction programme when they receive information about BT, the role of the Board and the matters reserved for its decision, the terms of reference and membership of the principal Board and management committees, and the powers delegated to those committees, the company's corporate governance practices and procedures, including the powers reserved to the group's most senior executives, and the latest financial information about the group. This is supplemented by visits to key BT locations and meetings with members of the *Operating Committee* and other key senior executives. Throughout their period in office the directors are continually updated on BT's business, the competitive and regulatory environments in which it operates, corporate social responsibility matters and other changes affecting BT and the communications industry as a whole, by

written briefings and meetings with senior BT executives. Directors are also advised on appointment of their legal and other duties and obligations as a director of a listed company, both in writing and in face-to-face meetings with the Secretary. They are reminded of these duties each year and they are also updated on changes to the legal and governance requirements of the company and upon themselves as directors. During the 2003 financial year, for example, they have received briefings on the recommended changes to UK corporate governance put forward by Derek Higgs and Sir Robert Smith, the Enterprise Act and the provisions of the US Sarbanes-Oxley Act of 2002 that affect BT because its shares are registered with the US Securities and Exchange Commission (SEC).

Guidelines are in place concerning the content, presentation and delivery of papers for each Board meeting, so that the directors have enough information to be properly briefed.

The Board has agreed that it will carry out an evaluation of its performance. This will be carried out by questionnaire and, where appropriate, individual interviews during summer 2003, with a subsequent review at a board meeting.

Principal Board committees

The Chief Executive, Ben Verwaayen, chairs the *Operating Committee*, which meets weekly. The other members are the Group Finance Director, the Chief Executives of BT Retail, BT Wholesale and BT Global Services and the Chief Broadband Officer. The Secretary attends all meetings. The Committee has collective responsibility for running the group's business end-to-end. To do that, it develops the group's strategy and budget for Board approval, recommends to the Board the group's capital expenditure and investments budgets, monitors the financial, operational and customer quality of service performance of the whole group, allocates resources across the group within plans agreed by the Board, plans and delivers major cross-business programmes and reviews the senior talent base and succession plans of the group.

A sub-committee of the *Operating Committee*, the *Management Council*, meets monthly. It consists of the *Operating Committee* members plus a number of other senior executives. It is an advisory forum supporting the Chief Executive and the *Operating Committee* in policy formulation, in areas such as public policy, reputation and business practices policies, human resources and employment policies. Through a specific sub-committee of its own the *Management Council* monitors the performance of the BT Pension Scheme, draws material matters on pensions policy to the Board's attention, reviews public policy, regulatory and Government activities in the pensions area and oversees internal and external communications on pensions matters.

The *Nominating Committee*, consisting of the Chairman, the Deputy Chairman and two other non-executive directors, ensures an appropriate balance of experience and abilities on the Board, using this evaluation to review annually the size and composition of the Board and to recommend any proposed changes to the Board. It keeps under review the need for appointments to the Board, prepares a description of the specific experience and skills needed for an appointment, considers candidates who are put forward by the directors and external consultants, and recommends to the Board the appointments of all directors after having met short-listed candidates. It also reviews the time required from the Deputy Chairman and other non-executive directors to carry out their duties and advises the Board on succession planning for the positions of the Chairman, Deputy Chairman, Chief Executive and all other Board appointments. In the Board's opinion, it is appropriate for the Chairman to chair the *Nominating Committee* in its task of reviewing and agreeing the structure of the board and considering candidates as directors, both executive and non-executive. The Committee met once during the 2003 financial year.

The *Audit Committee*, comprising solely independent non-executive directors, is chaired by Sir Anthony Greener. The members of the Committee all bring relevant experience from senior executive levels. The Committee recommends the appointment and reappointment of the company's auditors, ensuring that key partners are rotated at appropriate intervals, and considers the resignation or dismissal of the auditors, recommending to the Board appropriate action to appoint new auditors. It reviews the auditors' performance, including the scope of the audit, and recommends to the Board appropriate remuneration. The Committee monitors the extent of non-audit work to be performed by the company's auditors to ensure that the provision of non-audit services does not impair their independence or objectivity. It discusses with the auditors the scope of their audits before they commence, reviews the results and considers the auditors' Management Letter and reports the results of those reviews to the Board. The *Audit Committee* reviews the company's published financial results, the Annual Report and Form 20-F and other published information for statutory and regulatory compliance. It also reviews the disclosure made by the Chief Executive and Group Finance Director during the certification process for the annual report about the design or operation of internal controls or material weaknesses in the controls, including any fraud involving management or other employees who have a significant role in the company's financial controls. The Board, as required by UK law, takes responsibility for all disclosures in the annual report. The *Audit Committee* monitors and reviews the standards of risk management and internal control, the effectiveness of internal control, financial reporting, accounting policies and procedures, and the company's statements on internal controls before they are agreed by the Board for each year's annual report. It also reviews the company's internal audit function and its relationship with the external auditors, including internal audit's plans and performance. The Group Finance Director and the Secretary attend its meetings. Each year, the Committee sets aside time to seek

the views of the company's internal and external auditors in the absence of executives. The Committee met four times during the 2003 financial year. At its meetings the Committee has reviewed the company's full year and quarterly results and its Annual Report and Form 20-F and considered the adequacy of the financial systems that have produced those results. It has reported its views to the Board so it has been able to approve the results announcements and the annual report for publication. It has also during the 2003 financial year considered the group's risk register as submitted to it by the *Management Council* and reviewed the company's internal control, accounting systems and related matters.

The Committee has agreed, for the 2004 financial year, in accordance with the Sarbanes-Oxley Act, to:

- establish a process for dealing with complaints received by the company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
- oversee the adoption of a specific code of ethics for the Chief Executive, Group Finance Director and Director Group Financial Control, which is consistent with BT's overall statement of business ethics (see ''Statement of business practice'' on page 56).

The *Remuneration Committee* comprises solely independent non-executive directors and is chaired by Sir Anthony Greener. It met seven times during the 2003 financial year. Further details about the Committee are included in the **Report on directors' remuneration**.

Committee memberships are shown in **Board of directors and Operating Committee** on pages 50 to 51.

Internal control and risk management

The Board is responsible for the group's systems of internal control and risk management and for reviewing the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss.

The Board also takes account of significant social, environmental and ethical matters that relate to BT's businesses. The company's workplace practices, specific environmental, social and ethical risks and opportunities and details of underlying governance processes are dealt with in the **Our people** and **Our commitment to society** sections of this report.

BT has processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2003 financial year and have continued up to the date on which this document was approved. The processes are in accordance with the guidance for directors published in the UK in September 1999.

Risk assessment and evaluation takes place as an integral part of the group's annual strategic planning cycle. The group has a detailed risk management process which identifies the key risks facing the group and each business unit. This information is reviewed by senior management as part of the strategic review. The group's current key risks are summarised on page 140 of this document.

The key features of the risk management process comprise the following procedures:

- senior executives, led by the group's Risk Manager, review the group's key risks and have created a group risk register. This is reviewed by the *Management Council* before being approved by the Board.
- the lines of business carry out risk assessments of their operations, have created registers relating to those risks, and ensure that the key risks are addressed. Line of business audit committees monitor the standards of internal controls in the lines of business.
- senior management report regularly to the Group Finance Director on the operation of internal controls in their area of responsibility.
- the Chief Executive receives annual reports from senior executives with responsibilities for major group operations with their opinion on the effectiveness of the operation of internal controls during the financial year.
- the group's internal auditors carry out continuing assessments of the quality of risk management and control. They also promote effective risk management in the lines of business operations.
- the *Audit Committee*, on behalf of the Board, considers the effectiveness of the operation of internal control procedures in the group during the financial year. This follows consideration of the matter by the *Management Council*. The *Audit Committee* reviews reports from the internal auditors and from the external auditors and reports its conclusions to the Board. The *Audit Committee* has carried out these actions for the 2003 financial year.

Material joint ventures and associates, which BT does not control, outside the UK have not been dealt with as part of the group for the purposes of this internal control assessment.

Relations with shareholders

Senior executives, led by the Chief Executive and the Group Finance Director, hold meetings with the company's principal institutional shareholders to discuss the company's strategy, financial performance and specific major investment activities. As explained in the **Report on directors' remuneration**, we also maintain contact, when appropriate, through the chairman of the *Remuneration Committee* and other senior executives to discuss overall remuneration policies and plans. Contact with institutional shareholders (and with financial analysts, brokers and the media) is controlled by written guidelines to ensure the protection of share price sensitive information that has not already been made generally available to the company's shareholders.

We are continuing our policy that shareholders vote on the annual report at the AGM. Shareholders will also be asked this year to vote on the **Report on directors' remuneration** as required by the Directors' Remuneration Report Regulations 2002, having been

asked to vote on the company's remuneration policy at previous AGMs.

It is part of our policy to involve shareholders fully in the affairs of the company and to give them the opportunity at the AGM to ask questions about the company's activities and prospects. We also give the shareholders the opportunity to vote on every substantially different issue by proposing a separate resolution for each issue. The Board's opinion is that the re-election and the fees of the auditors are inter-related matters and should therefore be dealt with in one resolution.

The proxy votes for and against each resolution, as well as abstentions, will be counted before the AGM and the results will be made available at the meeting after the shareholders have voted on each resolution on a show of hands.

It is our policy for all directors to attend the AGM if at all possible. Whilst, because of ill health or other pressing reasons, this may not always be possible, in normal circumstances this means that the chairman of the *Audit* and *Remuneration Committees* is at the AGM and is available to answer relevant questions.

The Annual Review and, if requested, the Annual Report and Form 20-F, together with the Notice of the AGM, are sent to shareholders in the most cost-effective fashion, given the large number of shareholders. We aim to give as much notice as possible and at least 21 clear days, as required by the company's articles of association. In practice, these documents are being sent to shareholders more than 20 working days before the AGM.

Established procedures ensure the timely release of share price sensitive information and the publication of the company's financial results and regulatory financial statements.

Non audit services provided by the external auditors

As a result of regulatory or similar requirements, it is necessary to employ the company's external auditors for certain non-audit work. In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the company's external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company. The *Audit Committee* monitors the level of non-audit fees paid to the external auditors.

Statement of business practice

To reinforce our commitment to achieve best practice in our standards of business integrity, BT has a written statement of business practice (*The Way We Work*). The statement covers all our operations and reflects the expectations in the area of corporate governance and business practice standards. A copy of the statement has been sent to every employee and is also available on the company's intranet site.

These high-level principles are supported by a comprehensive communications programme and online training. A confidential helpline and e-mail facility are also available to employees who have questions about the application of these principles. We also continue to require our agents and contractors to apply these principles when representing BT.

Political donations

It has always been BT's policy that no company in the group shall make cash contributions to any political party. This policy continues. However, the Companies Act 1985 requires companies to obtain shareholder authority before they can make donations to EU political organisations (which includes UK political parties). The definition of political donations used in the Act is very much broader than the ordinary sense in which these words are used. As a result, it covers activities which form part of normal relationships between BT and the political machinery. These activities are not designed to support any political party or to influence public support for a particular party and would not be thought of as political donations in the everyday sense of these words. They are entirely non-political in nature and are designed so that BT can make MPs and others aware of key industry issues and matters affecting the company.

The authority we are requesting from shareholders at the AGM is not designed to change the company's stated policy of not making cash contributions. It will, however, ensure that BT acts within the provisions of the current UK law when carrying out the above activities. They are carried out on an even-handed basis related broadly to the major UK political parties' electoral strength and the company believes that they make an important contribution to the success of BT.

Pension funds

BT's two main pension funds – the BT Pension Scheme and the BT Retirement Plan – are not controlled by the Board but by separate trustees who are company and union nominees, under independent chairmen. The trustees look after the assets of the funds, which are held separately from those of the company. The pension schemes' funds can only be used in accordance with their respective rules and for no other purpose.

Reporting

A statement by the directors of their responsibilities for preparing the financial statements is included in the **Statement of directors' responsibility** on page 73.

US Sarbanes-Oxley Act of 2002

BT has securities registered with the US Securities and Exchange Commission (SEC). As a result, BT is obliged to comply with those provisions of the Sarbanes-Oxley Act (the ''Act'') applicable to foreign issuers. BT will comply with the legal and regulatory requirements introduced pursuant to this new legislation, in so far as they are applicable to the group.

In accordance with the recommendations issued by the SEC, BT has established a Disclosure Committee comprising appropriate senior executives which reports to the Chief Executive and Group Finance Director.

The Chief Executive and Group Finance Director after evaluating the effectiveness of BT's disclosure controls and procedures within 90 days of the date of the group's Annual Report and Form 20-F, have concluded that, at that date, BT's disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the BT group particularly during the period in which the Annual Report and Form 20-F was being prepared. The Chief Executive and Group Finance Director have also provided the certifications required by the Act.

There were no significant changes in BT's internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive and Group Finance Director completed their evaluation, nor were there any significant deficiencies or material weaknesses in BT's internal controls requiring corrective actions.

Report on directors' remuneration

The review is divided into the following sections:

The *Remuneration Committee* is made up wholly of independent non-executive directors. Throughout the year, the company has applied the principles in Section 1 of the Combined Code on Corporate Governance (the Code) and complied with the Code.

The Board is ultimately responsible for both the structure and amount of executive remuneration, but it has delegated prime responsibility for executive remuneration to the *Remuneration Committee*. The Committee's role is to set the remuneration policy and individual remuneration packages for the Chairman, the executive directors, members of the *Operating Committee* (OC) and other senior executives reporting to the Chief Executive. It also approves changes in the company's long-term incentive plans, recommends to the Board those plans which require shareholder approval and oversees their operation.

The Committee met seven times during the 2003 financial year. Sir Anthony Greener has chaired the Committee since 18 July 2001. Other members of the *Remuneration Committee* during the year were:

- Maarten van den Bergh
- Louis Hughes
- Margaret Jay (appointed 5 November 2002)
- Carl Symon.

The Chairman and Chief Executive are invited to attend meetings. They are not present when matters affecting their own remuneration arrangements are considered.

Non-executive directors who are not members of the Committee are entitled to receive papers and minutes of the Committee.

The Committee has access to professional advisers, both from within the company and externally. Towers Perrin, (HR consultants); Ben Verwaayen, Chief Executive; Ian Livingston, Group Finance Director; Alex Wilson, Group HR Director (and his predecessor John Steele) and Larry Stone, Company Secretary (and his predecessor Colin Green), provided advice that materially assisted the Committee in relation to the 2003 financial year. The Committee has agreed that Towers Perrin may advise both the Committee and BT, and should be invited to attend meetings when major remuneration policy issues are being discussed. Towers Perrin provides BT with a range of data and advisory services covering all aspects of executive pay, bonus arrangements, shares and benefits.

Remuneration policy

This part of the report is not subject to audit.

BT's executive remuneration policy is to reward employees competitively, taking into account individual performance, company performance, market comparisons and the competitive pressures in the information and communication technology industry. Base salaries are positioned around the mid-market, with total direct compensation (basic salary, annual bonus and the value of any long-term incentives) to be at the upper quartile only for sustained and excellent performance. There are no plans to change this policy.

A significant proportion of the total executive remuneration package is linked to line of business and corporate performance. Remuneration arrangements and performance targets are kept under regular review to achieve this.

Where any significant changes are proposed to executive remuneration, these are discussed with BT's principal shareholders and the main representative groups of the institutional shareholders.

Packages

The remuneration package for the executive directors, members of the OC and certain other senior executives reporting to the Chief Executive comprises:

Basic salary

Salaries are reviewed annually. Salary increases are made where the Committee believes that adjustments are appropriate to reflect contribution, increased responsibilities and/or market pressures.

Performance-related remuneration

Annual bonus

The annual bonus plan is designed to reward the achievement of results against set objectives. Targets, set at the beginning of the 2003 financial year for each objective, were based on earnings per share, cash flow and customer satisfaction. Specific weights were attached to each objective. On-target and maximum bonus levels, as a percentage of salary, were unchanged at 50% and 75% (Chief Executive 85% and 130% under his service agreement).

The Committee retains the flexibility to enhance or reduce bonus awards in exceptional circumstances.

Deferred bonus

Awards in the form of BT shares, granted under the Deferred Bonus Plan (DBP), are linked to the value of annual bonuses. The shares are held in trust and transferred to the executive if still employed by the company in three years' time. There are no additional performance measures for the vesting of DBP awards.

Awards are generally equivalent in value to 50% of the executive's gross annual bonus, except in the case of the Chief Executive whose award in respect of the 2003 financial year is 100% of gross annual bonus in accordance with his service agreement.

The awards under the DBP held by Ben Verwaayen, Pierre Danon, Andy Green and Paul Reynolds at the end of the 2003 financial year are contained in the table on page 71. The awards this year include an award for Ian Livingston. The amounts are in note f on page 65.

Long-term incentives

The BT Equity Incentive Portfolio (the Portfolio) is designed to ensure that equity participation is a significant part of overall remuneration. It comprises three elements: share options, incentive shares and retention shares. Share options are currently the main element of equity participation, replacing incentive shares in the 2003 financial year. Retention shares are used primarily as a recruitment tool.

No individual receives awards under all elements of the Portfolio in any one year.

Generally, awards vest and options become exercisable only if a predetermined performance target has been achieved. The performance measure is TSR (total shareholder return) compared with the FTSE 100 companies. The *Remuneration Committee* chose TSR as it links the reward given to directors with the performance of BT against the shares of other major UK companies in which investors have the opportunity to invest.

For 1998, 1999, 2000 and 2001 awards, the base price at the beginning of the performance period has been calculated by averaging the BT share price over the six months to 31 March in the year of award. For the 2002 awards, the period was from 19 November 2001 (the date of the mmO_2 demerger) to 31 March 2002. The end price is the average of the share price over the six months to the end of the performance period. The end price is adjusted for all capital actions and dividend payments that occur during the performance periods.

Share options

The price at which shares may be acquired under the Global Share Option Plan (GSOP) is the market price at the date of grant. Other than for new recruits, the size of option grant is based on corporate and individual performance, and market relativity.

Options granted will be exercisable in three years only if a performance target has been met. The Committee would not normally expect the initial value of annual grants of options, based on the market price of a BT share, to exceed three times salary.

In the 2003 financial year, as BT embarked on a radical business transformation and rejuvenation programme, the initial value was four times salary in the case of the senior executives most responsible for delivering BT's strategic plan. The grants comprised options with an initial value of 2.5 times salary relative to a TSR test and 1.5 times salary relative to an earnings per share test.

For those options that were granted subject to a TSR measure, BT's TSR at the end of the three-year period must be in the upper quartile for all of the options to be exercisable. At median, 30% of the options will be exercisable. Below that point, none of the options may be exercised. If the performance measure is not met at the first measurement, it may be re-tested against a fixed base in years four and five. If TSR has not reached the median at the end of the fifth year, previously unexercisable options will lapse.

To provide an additional incentive for exceptional performance in exceeding business goals, further options were granted to seven senior executives. For these options to become exercisable, there must be a 35% compound annual growth in BT's earnings per share over three years (equivalent to 22 pence per share at the end of the 2005 financial year). There will be no opportunity to re-test.

An option was granted to Sir Christopher Bland on 22 June 2001 as part of his recruitment package. This was not subject to a performance measure as it matched a personal investment in BT shares of £1 million.

The details of the options held by Sir Christopher Bland, Ben Verwaayen, Pierre Danon, Andy Green, Ian Livingston and Paul Reynolds at the end of the 2003 financial year are contained in the table on page 68.

Incentive shares

There were no awards under the Incentive Share Plan (ISP) in the 2003 financial year. A number of awards made in previous years are, however, still outstanding.

Participants are entitled to shares at the end of a three-year performance period if the company has met the relevant predetermined performance target and participants are still employed by the group. At the end of the three-year period, BT's TSR must be in the upper quartile for all the shares to vest. At median, 25% of the shares under award vest. Below that point, none of the shares vest.

None of the awards of incentive shares granted in 2000 will vest as BT's TSR was at 85th position on 31 March 2003, the closing date of the performance period.

The awards under the ISP held by Sir Christopher Bland, Pierre Danon, Andy Green and Paul Reynolds at the end of the 2003 financial year are contained in the table on page 69.

Retention shares

Retention shares are granted under the Retention Share Plan (RSP) to individuals with critical skills, as a recruitment or retention tool. As a result, awards of shares currently in place are not linked to the satisfaction of a corporate performance target.

The length of the retention period before awards vest is flexible. The shares are transferred at the end of the specified period if the individual is still employed by BT.

Retention shares are used only in exceptional circumstances and, in the 2003 financial year, six awards were made for recruitment purposes (one of which was made to an executive director) and a further six were made for retention purposes.

The awards under the RSP held by Ben Verwaayen, Pierre Danon and Ian Livingston at the end of the 2003 financial year are contained in the table on page 69.

Executive Share Plan (ESP)

The last awards under the ESP were granted in 1999. Participants will generally only be entitled to shares at the end of a five-year performance period if the company has met the relevant predetermined performance target and participants are still employed by the group. At the end of the five-year period, if BT's TSR reaches 30th position, all the shares vest. If BT is at 70th position starting from the top of the list, none of the shares vest. Between those points, the shares will vest on a straight line pro rata basis.

In 1994, 1995 and 1996 ESP participants could invest 50% of their annual bonus in the ESP for the purchase of shares. These invested shares were matched by the company.

The vesting date of 1998 ESP awards is in August 2003. None of the shares will vest as BT's TSR was at 83rd position on 31 March 2003, the closing date of the performance period.

The awards under the ESP held by Andy Green and Paul Reynolds at the end of the 2003 financial year are contained in the table on page 69.

Other share plans

The executive directors may participate in BT's Inland Revenue approved all-employee share plans, the Employee Sharesave Scheme and Employee Share Investment Plan (which replaced the Employee Share Ownership Scheme), on the same basis as other employees. There are further details of these plans in note 34 to the accounts.

Annual package – 2004 financial year

The *Remuneration Committee* has decided that there should be no increase in base pay for executive directors in 2004. For the achievement of target, performance-related remuneration will be approximately 67% of total remuneration (excluding pension) for the Chief Executive and 54% for the other executive directors.

Under his current service agreement the Chairman is not entitled to be paid a bonus, or to participate in the Equity Incentive Portfolio.

Performance targets for the 2004 financial year are significantly more challenging than the outturn of the 2003 financial year. To increase the proportion of performance-related remuneration, the maximum bonus level will increase to 100% of salary for truly exceptional performance for six executives only. The on-target and maximum bonus levels for the Chief Executive are unchanged. The threshold level, below which a bonus payment will not be paid, has been set at a higher level than the results achieved in the 2003 financial year. The proportion of the bonus linked to corporate performance has been increased from 60% to 75% for the lines of business chief executives. For all other relevant executives, bonuses are based solely on corporate performance.

The Committee has decided that in 2004 and subsequent years the value of the Chief Executive's DBP awards will be in line with other executives at 50% of his gross annual bonus.

The value of options granted in the 2004 financial year will not exceed three times salary. Grants will be subject to the same TSR performance conditions as described above, except that the number of re-tests will be reduced to one only, in year five.

Executive share ownership

A shareholding programme encourages executive directors and OC members to build up a shareholding in the company. The programme, which is not mandatory, is designed to encourage executive directors and members of the OC to build up a shareholding with a value of 100% of their annual salary within a period of three years from appointment.

Pensions

For the executive directors and most other senior executives who joined the company prior to 1 April 2001, pension benefits are one-thirtieth of final salary for each year of service with two-thirds of the executive's pension for the surviving spouse. Those with longer BT service have undertakings of pension benefits of two-thirds of final salary payable at normal retirement age (inclusive of the pension equivalent of any retirement cash lump sum) plus a pension of two-thirds of the director's or executive's pension for the surviving spouse. On death-in-service, a lump sum equal to four times annual salary is payable together with a pension of two-thirds of the director's or executive's prospective pension for the surviving spouse. Pensions are based on salary alone – bonuses, other benefits and long-term incentives are excluded.

BT closed its final salary pension arrangements to new employees with effect from 1 April 2001 and this has been reflected in the retirement provision granted to executive directors and other senior executives hired since that date.

For these executive directors and other senior executives, retirement provision is made on a defined contribution basis where the company agrees to pay a fixed percentage of the executive's salary each year towards the provision of retirement benefits. Typically this is 20-30% of salary. On death-in-service, a lump sum equal to four times annual salary is payable.

Other benefits

Other benefits for the Chairman and executive directors include some or all of the following: company car, fuel and driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, professional subscriptions and personal tax and financial counselling. The company has a permanent health insurance policy to provide cover for the Chairman and executive directors and members of the OC who may become permanently incapacitated.

Service agreements

It is the policy for the Chairman and executive directors to have service agreements providing for one year's notice. It may be necessary on recruitment to offer longer initial periods to new directors from outside BT, or circumstances may make it appropriate to offer a longer fixed term. All the service agreements contain provisions dealing with the removal of a director through poor performance, including in the event of early termination of the contract by BT.

Termination payments

Sir Christopher Bland's contract entitles him on termination of his contract by BT to payment of salary and the value of benefits until 12 months from notice of termination. Ben Verwaayen's contract entitles him on termination of his contract by BT to payment of £700,000. The contracts of Pierre Danon, Andy Green, Ian Livingston and Paul Reynolds entitle them on termination of their contract by BT to payment of salary and the value of benefits until the earlier

of 12 months from notice of termination or the director obtaining full-time employment.

If the contract of an executive director is terminated by BT within one year after BT entering into a scheme of arrangement or becoming a subsidiary of another company, he will be entitled to receive his salary, the higher of that current year's on-target bonus or the previous year's bonus, the market value of shares awarded under an employee share ownership plan or deferred bonus plan that have not vested, together with a year's salary and the value of any benefits.

The Committee intends to review contracts in the 2004 financial year taking into account the joint statement of best practice on executive contracts and severance, published in December 2002 by the Association of British Insurers and the National Association of Pension Funds, and other relevant guidelines.

Outside appointments

The Committee believes that there are significant benefits, to both the company and the individual, from executive directors accepting non-executive directorships of companies outside BT. The Committee will consider up to two external appointments (of which only one may be to the Board of a major company), for which a director may retain the fees.

Non-executive directors' contracts of appointment

Non-executive directors have contracts of appointment. They are normally appointed for an initial period of three years. During that period, either party can give the other at least three months' notice. At the end of the period the appointment may be continued by mutual agreement. Further details of their appointment arrangements are set out on page 53 in the section dealing with corporate governance issues.

The contracts of appointment of non-executive directors are terminable on notice by the company without compensation.

Non-executive directors' remuneration

Seven of the directors on the Board are non-executive directors who, in accordance with BT's articles of association, cannot individually vote on their own remuneration. Therefore, non-executive remuneration is set by the Chairman and the Chief Executive after considering advice on appropriate levels of remuneration (plus a general Board discussion).

The basic fee for non-executive directors, which includes membership of one committee, is £30,000 per year. Additional fees for membership of Board committees range from £3,000 to £5,000 per year. Sir Anthony Greener, Deputy Chairman and senior non-executive director, who also chairs both the *Remuneration Committee* and the *Audit Committee*, is paid an inclusive annual fee of £90,000. Non-executive directors' fees will be reviewed during the 2004 financial year.

To align further the interests of the non-executive directors with those of shareholders, the company's policy is to encourage these directors to purchase, on a voluntary basis, £5,000 of BT shares each year. The directors are asked to hold these shares until they retire from the Board. This policy is not mandatory.

No element of non-executive remuneration is performance-related. Non-executive directors do not participate in BT's bonus or employee share plans.

Directors' service agreements and contracts of appointment

The dates on which the Chairman's and each current executive director's initial service agreement commenced and the current expiry dates are as follows:

Chairman and executive directors	Commencement date of initial service agreement	Expiry date of current service contract
Sir Christopher Bland	1 May 2001	**a**
B Verwaayen	14 January 2002	**b**
P Danon	19 November 2001	**d**
A Green	19 November 2001	**d**
I Livingston	8 April 2002	**c**
Dr P Reynolds	19 November 2001	**d**

a Sir Christopher Bland entered into a new service agreement on 19 November 2001, terminable on 12 months' notice by either the company or the director.
b The agreement was terminable during the first year by the company giving two years' notice and thereafter by notice of not less than one year; terminable by the director on six months' notice ending after the first two years.
c Ian Livingston entered into an initial service agreement on 8 April 2002 for two years. The contract is terminable on 12 months' notice by the company and six months' notice by the director ending at any time after the initial period.
d The initial contract period was for one year and the contract is terminable by the company on 12 months' notice and by the director on six months' notice ending after the initial period.
e Philip Hampton left the company on 30 April 2002. The commencement date of his initial service agreement was 1 November 2000. The contract was for an initial period of two years. The contract was terminable on 12 months' notice ending at any time after the initial period by either the company or the director.

The dates on which current non-executive directors' contracts of appointment commenced and the current expiry dates are as follows:

Non-executive director	Commencement date of initial contract	Expiry date of current contract
Sir Anthony Greener	1 October 2000	30 September 2003 **a**
M van den Bergh	1 September 2000	31 August 2003 **a**
C Brendish	1 September 2002	31 August 2005 **c**
L R Hughes	1 January 2000	31 December 2005 **b**
Baroness Jay	14 January 2002	13 January 2005 **c**
J Nelson	14 January 2002	13 January 2005 **c**
C G Symon	14 January 2002	13 January 2005 **c**

a Each director's contract of appointment is for an initial period of three years. After that period the contract will be terminable on three months' notice by either the company or the director.
b Contract extended for a further three years and is terminable by the company or the director on three months' notice.
c Each director's contract is for an initial period of three years and is terminable by the company or the director on three months' notice. The contract is renewable by mutual agreement.

There are no other service agreements or material contracts, existing or proposed, between the company and the directors. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director or executive officer was selected to serve. There are no family relationships between the directors.

Directors' interests

The interests of directors and their families in the company's shares at 31 March 2003 and 1 April 2002, or date of appointment if later, are shown below:

	No. of shares	
Beneficial holdings	2003	2002
Sir Christopher Bland	**673,876**	673,876
B Verwaayen	**387,876**	387,876
P Danon	**61,228**	29,590[c]
A Green	**85,729**	62,316[ac]
I Livingston	**110,444**	–[d]
Dr P Reynolds	**43,223**[b]	34,364[ac]
Sir Anthony Greener	**11,167**	11,615
M van den Bergh	**4,800**	4,800
C Brendish	**10,920**	–[e]
L R Hughes	**6,800**	6,800
Baroness Jay	**5,572**	–
J Nelson	**50,000**	50,000
C G Symon	**10,069**	3,819
P Hampton	**–**	1,014
Total	**1,461,704**	1,266,070

a Includes 4,196 and 2,462 shares purchased and held respectively by Andy Green and Paul Reynolds in the ESP. These shares were transferred into their personal holdings on 1 August 2002.
b During the period from 1 April 2003 to 15 May 2003, Paul Reynolds purchased 138 shares under the BT Group Employee Share Investment Plan.
c Includes free shares awarded under the Employee Share Investment Plan and Employee Share Ownership Scheme – details are set out on page 71.
d Ian Livingston joined the Board on 8 April 2002.
e Clayton Brendish joined the Board on 1 September 2002.

At 31 March 2003, Sir Christopher Bland, Ben Verwaayen, Pierre Danon, Andy Green, Ian Livingston and Paul Reynolds each had a non-beneficial interest in 73,069 shares (2002 – 73,069) purchased by BT Employee Shares Trustees Limited for allocation to employees under the BT Employee Share Ownership Scheme, and 31,719,402 shares (2002 – 24,571,130) held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share schemes. Also, each had a non-beneficial interest in 15,876,189 shares (2002 – 45,286,908) held in trust by The Royal Bank of Scotland Trust Company (Jersey) Limited for allocation to employees under BT's employee share schemes. Finally, each also had a non-beneficial interest in 19,822 shares (2002 – nil) held in trust by Halifax Corporate Trustees Limited for participants in the Employee Share Investment Plan.

Performance graph

This graph illustrates, as required by the Directors' Remuneration Report Regulations 2002, the performance of BT Group plc measured by TSR (adjusted for the rights issue and the demerger of BT's mobile business in the 2002 financial year) relative to a 'broad equity market index' over the past five years. The FTSE 100 is considered to be the most appropriate index against which to measure performance, as BT has been a constituent of the FTSE 100 throughout the five-year period and the index is widely used. TSR is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends.

BT's total shareholder return (TSR) performance over five financial years to 31 March 2003


250
200
150
100
50
0
BT
FTSE 100
98/99
99/00
00/01
01/02
02/03

1 April 1998 = 100. Source: Datastream

The graph shows our TSR performance (adjusted for the rights issue and demerger of our mobile business in the 2002 financial year) relative to the FTSE 100.

Remuneration Review – the following pages comprise the 'audited part' of the Report on directors' remuneration

Directors' remuneration

Directors' remuneration for the 2003 financial year was as follows:

	Basic salary and fees	Pension allowance net of pension contribution[a]	Total salary and fees	Annual bonus	Special bonus[d]	Expenses allowance	Other benefits excluding pension[e]	Termination Payments	Total 2003	Total[i] 2002
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Sir Christopher Bland	500	–	500	–	–	–	12	–	512	461
B Verwaayen [c f]	700	140	840	849	–	468	17	–	2,174	339
P Danon [b f g]	450	–	450	338	–	19	22	–	829	480
A Green [f g]	425	–	425	306	–	–	30	–	761	366
I Livingston [b f g]	445	116	561	338	190	19	8	–	1,116	–
Dr P Reynolds [b f g]	400	–	400	288	–	19	25	–	732	338
Sir Anthony Greener	90	–	90	–	–	–	–	–	90	86
M van den Bergh	40	–	40	–	–	–	–	–	40	40
C Brendish [h]	20	–	20	–	–	–	–	–	20	–
L R Hughes	37	–	37	–	–	–	–	–	37	36
Baroness Jay	35	–	35	–	–	–	–	–	35	7
J Nelson	35	–	35	–	–	–	–	–	35	7
C G Symon	37	–	37	–	–	–	–	–	37	8
P Hampton [k]	36	–	36	–	–	–	5	242	283	747
	3,250	256	3,506	2,119	190	525	119	242	6,701	2,915

[a] Balance or part of the pension allowance for the 2003 financial year – see ''Pensions'' on page 66.
[b] Pierre Danon, Ian Livingston and Paul Reynolds each received a monthly cash allowance in lieu of a company car totalling £18,500 per annum.
[c] Ben Verwaayen is entitled to relocation expenses of £200,000 which were paid by the company during the 2003 financial year. He is also entitled to a housing allowance of £250,000 per annum until 13 January 2005. In the 2003 financial year, £250,000 was paid in respect of that year and a further £18,000 was paid in respect of the 2002 financial year (2002 – £36,000). These amounts are included in the table above under Expenses allowance.
[d] Ian Livingston received the sum of £190,000, which was paid in lieu of the bonus to which he would have been entitled had he remained with his previous employer. When added to his annual bonus his total bonus was £528,000.
[e] Includes some or all of the following: company car, fuel and driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, professional subscriptions and personal tax and financial counselling.
[f] Deferred bonuses payable in shares in three years' time, were awarded to Ben Verwaayen £849,000 (2002 – £152,000), Pierre Danon £169,000 (2002 – £150,000), Andy Green £153,000 (2002 – £100,000), Ian Livingston £169,000 (2002 – nil) and Paul Reynolds £144,000 (2002 – £90,000). When added to the amounts paid or payable for the 2003 financial year, in the table above, the total remuneration of Ben Verwaayen was £3,023,000 (2002 – £491,000); Pierre Danon £998,000 (2002 – £630,000), Andy Green £914,000 (2002 – £466,000); Ian Livingston £1,285,000 (2002 – Nil) and Paul Reynolds £876,000 (2002 – £428,000).
[g] Pierre Danon, Andy Green and Paul Reynolds joined the Board on 19 November 2001. Ian Livingston joined the Board on 8 April 2002.
[h] Clayton Brendish joined the Board on 1 September 2002.
[i] In the 2002 financial year, the aggregate emoluments of the directors of BT Group plc for their services following the completion of the BT restructuring on 19 November 2001 amounted to £3,018,000. The aggregate amount paid to directors as deferred bonuses payable in shares was £492,000. The aggregate of contributions paid under defined contribution arrangements was £3,975.
[j] Retirement benefits are accruing to three directors (2002 – two) under defined contribution arrangements and to three directors (2002 – four) under a defined benefit scheme.
[k] On the terms of his leaving the company on 30 April 2002, a termination payment of £217,500 was made to Philip Hampton, equivalent to the balance of the initial period of his service contract together with a sum of £9,000 in respect of benefits for that period. He also received £15,500 in lieu of holiday entitlement.

Sir Christopher Bland was appointed as part-time Chairman on 1 May 2001. His annual salary on appointment was £500,000.

Ben Verwaayen joined the company on 14 January 2002 on an annual salary of £700,000. He became Chief Executive on 1 February 2002.

Pierre Danon, Andy Green and Paul Reynolds joined the Board on 19 November 2001 on salaries of £450,000, £425,000 and £400,000, respectively.

Ian Livingston joined the Board on 8 April 2002 on a salary of £450,000.

The salaries of the Chairman and executive directors remained unchanged during the 2003 financial year and, following this year's salary review, the Committee decided there should be no increase from 1 June 2003 in basic salaries.

Annual bonus awards to executive directors ranged from 72% to 121% of salary in the 2003 financial year. These payments are not pensionable.

Former directors

Yve Newbold, who retired from the Board in June 1997, remains a member of the Community Support Committee for which she received fees of £5,000 in the 2003 financial year.

Dr Iain Anderson, who retired from the Board in September 2001, is chairman of the BT Scotland Board, for which he received £12,000 in the 2003 financial year.

On the terms of his leaving the company on 31 January 2002, Sir Peter Bonfield was entitled to the sum of £820,000 payable in 12 monthly instalments and contractual benefits for one year. During the 2003 financial year, he received £683,000 as the final ten monthly instalments of his contract and contractual benefits of £1,000.

Sir Iain Vallance, following his retirement from the Board on 1 May 2001, received fees as President Emeritus of £350,000 per annum until 31 July 2002. He received £117,000 for the 2003 financial year. He also received benefits of £18,000 in the 2003 financial year. He received a bonus of £600,000 on the expiry of his contract of service on 31 July 2002.

Loans

Prior to the date of their appointment to the Board on 19 November 2001, Pierre Danon and Paul Reynolds each had interest free loans from the company to assist with re-location of £375,000 and £300,000, respectively. At 31 March 2003, Pierre Danon owed £281,250 (2002 – £318,750) and Paul Reynolds owed £290,000 (2002 – £300,000). During the 2003 financial year, the maximum amount outstanding was £571,250. There are no outstanding loans granted by any member of the BT group to any other of the directors or guarantees provided by any member of the BT group for their benefit.

Pensions

Sir Christopher Bland is not a member of any of the company pension schemes, but the company matches his contributions, up to 10% of the earnings cap, to a personal pension plan. Company contributions of £9,720 were payable in respect of the 2003 financial year. The earnings cap is a restriction on the amount of pay which can be used to calculate contributions and benefits due to a tax approved pension scheme.

Ben Verwaayen is not a member of any of the company pension schemes, but the company has agreed to pay an amount equal to 20% of his salary towards pension provision. The company paid £24,300 into his personal pension plan plus £140,007 as a cash payment. This amount, which is included in the table on page 65, represents £110,840 being part of the pension allowance for the 2003 financial year, plus £29,167 which was outstanding from the previous financial year. The balance of the 2003 pension allowance of £4,860 has been carried forward to the 2004 financial year. BT also provides him with a lump sum death in service benefit of four times his salary.

Ian Livingston is not a member of any of the company pension schemes, but the company has agreed to pay an amount equal to 30% of his salary towards pension provision. The company paid £19,440 into his personal pension plan plus a cash payment of £115,560 representing the balance of the pension allowance for the 2003 financial year, which is included in the table on page 65. BT also provides him with a lump sum death in service benefit of four times his salary.

Pierre Danon's pension accrues at the rate of one-thirtieth of his final salary for each year of service. In addition, a two-thirds widow's pension would be payable on his death. He is a member of the BT Pension Scheme, but as he is subject to the earnings cap the company has agreed to increase his benefits to the target level by means of a non-approved, unfunded arrangement.

Andy Green is a member of the BT Pension Scheme. From 31 December 1997 the company has been purchasing an additional 203 days of pensionable service each year to bring his pensionable service at age 60 up to 40 years. A two-thirds widow's pension would be payable on his death.

Paul Reynolds is a member of the BT Pension Scheme. From 1 July 1996 the company has been purchasing an additional 109 days of pensionable service each year to bring his pensionable service at age 60 up to 40 years. A two-thirds widow's pension would be payable on his death.

Sir Iain Vallance was part time Chairman and subsequently President Emeritus. His deferred pension under the BT Pension Scheme came into payment with effect from 1 April 2003, although as the pension is paid monthly in arrears the first payment was not made until 30 April 2003. During the year he received a pension payable by the company of £361,580. The pension payable by the company will be reduced in the 2004 financial year by the equivalent amount of pension he will receive from the BT Pension Scheme. A two-thirds widow's pension would be payable on his death.

Pensions continued

Philip Hampton left the company on 30 April 2002. His pension accrued at the rate of one-thirtieth of his final salary for each year of service. In addition, a two-thirds widow's pension would have been payable on his death. He was a member of the BT Pension Scheme, but as he was subject to the earnings cap, the company agreed to increase his benefits to the target level by means of a non-approved, unfunded arrangement. On leaving the company his deferred pension was increased to the level it would have been had he completed two years' service.

The table below shows the increase in the accrued benefits, including those referred to above, to which each director has become entitled during the year and the transfer value of the increase in accrued benefit:

	Accrued pension		Transfer value of accrued benefits		Change in transfer value **c-d** less directors' contributions	Additional accrued benefits earned in the year	Transfer value of increase in accrued benefits less directors' contributions
	2003 £000[a]	2002 £000[b]	**2003 £000**[c]	2002 £000[d]	**2003 £000**	**2003 £000**[e]	**2003 £000**[f]
P Danon	**37**	20	**286**	212	**59**	**17**	**113**
A Green	**109**	99	**1,103**	1,420	**(343)**	**7**	**42**
P Reynolds	**110**	87	**1,014**	1,141	**(151)**	**20**	**158**
P R Hampton[g]	**29**	29	**250**	347	**(97)**	**–**	**–**

a-d As required by the Companies Act 1985 Schedule 7A.
a-b These amounts represent the deferred pension to which the directors would have been entitled had they left the company on 31 March 2002 and 2003, respectively.
c Transfer value of the deferred pension in column (a) as at 31 March 2003 calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 and excludes directors' contributions. The transfer value represents a liability of the company rather than any remuneration due to the individual and cannot be meaningfully aggregated with annual remuneration, as it is not money the individual is entitled to receive.
d The equivalent transfer value but calculated as at 31 March 2002 on the assumption that the director left service at that date.
e The increase in pension built up during the year, net of inflation.
f The transfer value of the pension in column (e), less directors' contributions.
g As explained above, Philip Hampton's pension benefit was increased on leaving the company. The entitlement shown above is after taking account of this increase, which was allowed for in last year's accounts.

Share options held at 31 March 2003

	Number of shares under option				Option exercise price per share	Usual date from which exercisable	Usual expiry date
	1 April 2002	Granted	Lapsed[f]	31 March 2003			
Sir Christopher Bland	314,244[a]	–	–	**314,244**	318p	01/05/04	01/05/11
B Verwaayen	1,121,121[b]	–	–	**1,121,121**	250p	11/02/05	11/02/12
	–	935,830[c]	–	**935,830**	187p	29/07/05	29/07/12
	–	561,500[d]	–	**561,500**	187p	29/07/05	29/07/12
	1,121,121	1,497,330		**2,618,451**			
P Danon	–	601,610[c]	–	**601,610**	187p	29/07/05	29/07/12
	–	360,970[d]	–	**360,970**	187p	29/07/05	29/07/12
	–	962,580	–	**962,580**			
A Green	567[f]	–	567	**–**	653p	19/11/01	13/05/02
	–	2,905[e]	–	**2,905**	255p	14/08/05	13/02/06
	–	568,190[c]	–	**568,190**	187p	29/07/05	29/07/12
	–	340,910[d]	–	**340,910**	187p	29/07/05	29/07/12
	567	912,005	567	**912,005**			
I Livingston	–	7,290[e]	–	**7,290**	227p	14/08/07	13/02/08
	–	601,610[c]	–	**601,610**	187p	29/07/05	29/07/12
	–	360,970[d]	–	**360,970**	187p	29/07/05	29/07/12
	–	969,870	–	**969,870**			
Dr P Reynolds	1,483[f]	–	1,483	**–**	465p	19/11/01	13/05/02
	4,555[g]	–	–	**4,555**	218p	14/02/07	14/08/07
	–	534,760[c]	–	**534,760**	187p	29/07/05	29/07/12
	–	320,860[d]	–	**320,860**	187p	29/07/05	29/07/12
	6,038	855,620	1,483	**860,175**			
Total	1,441,970	5,197,405	2,050	**6,637,325**			

All of the above options were granted for nil consideration. No options were exercised during the year.

a Options granted under the GSOP. The option is not subject to a performance measure. It was a term of Sir Christopher Bland's initial service contract that (i) he purchased BT shares to the value of at least £1 million; and (ii) as soon as practicable after the purchase of the shares ('invested shares'), the company would grant a share option over shares to the value of at least £1 million. So long as Sir Christopher Bland is the legal and beneficial owner of the invested shares purchased on 1 May 2001, the option will become exercisable on 1 May 2004. The option was granted on 22 June 2001.

b Options granted under the GSOP on 11 February 2002. The exercise of options is subject to a performance measure being met. The performance measure is relative TSR compared with the FTSE 100. BT's TSR must be in the upper quartile for all of the options to become exercisable. At median, 40% of the options will be exercisable. Below that point, none of the options may be exercised.

c Options granted under the GSOP on 29 July 2002. The exercise of options is subject to a performance measure being met. The performance measure is relative TSR compared with the FTSE 100. Details are set out on page 60.

d Options granted under the GSOP on 29 July 2002. The exercise of options is subject to a performance measure being met. The performance measure is earnings per share. Details are set out on page 60.

e Options granted on 24 June 2002 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.

f Options granted under the Employee Sharesave Scheme to Andy Green and Paul Reynolds on 23 June 2000 and 25 June 1998 respectively.

g Options granted on 21 December 2001 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.

h Details of the GSOP and performance conditions are set out on page 60.

There were no unrealised gains on the above share options at 31 March 2003, based on the market price of the shares at that date.

At 31 March 2002, Ben Verwaayen had unrealised gains of £339,000 in respect of 1,121,121 shares under option under the GSOP. Paul Reynolds had unrealised gains of £3,000 in respect of 6,038 shares under option under the Employee Sharesave Scheme.

The market price of the shares at 31 March 2003 was 157p (2002 – 280p) and the range during the 2003 financial year was 286.25p – 141p.

Share awards under long-term incentive schemes held at 31 March 2003

Details of the company's ordinary shares provisionally awarded to directors, as participants under the ESP, ISP and RSP are as follows:

	1 April 2002[a]	Awarded	Vested	Lapsed	Dividends re-invested	**Total number of award shares 31 March 2003**	Expected vesting date	Range of value of award Minimum £000	Maximum £000
Sir Christopher Bland									
ISP 2001	311,073	–	–	–	7,235	**318,308**	01/08/04	–	£500
B Verwaayen									
RSP 2001	781,576	–	–	–	18,178	**799,754**	10/01/05	£1,256	£1,256
P Danon									
ISP 2000	97,581	–	–	–	2,269	**99,850**	01/08/03	–	£157
ISP 2001	174,978	–	–	–	4,069	**179,047**	01/08/04	–	£281
RSP 2000	104,086	–	52,585[g]	–	1,752	**53,253**	04/10/03	£84	£84
A Green									
ESP 1997	69,530	–	30,380[b]	39,150	–	**–**		–	–
ESP 1998	37,378	–	–	–	717	**38,095**	01/08/03	–	£60
ESP 1999	37,982	–	–	–	728	**38,710**	01/08/04	–	£61
ISP 2000	83,354	–	–	–	1,938	**85,292**	01/08/03	–	£134
ISP 2001	174,978	–	–	–	4,069	**179,047**	01/08/04	–	£281
I Livingston[c]									
RSP 2002	–	493,601	–	–	11,480	**505,081**	05/04/05	£793	£793
RSP 2002	–	110,444	–	–	2,568	**113,012**	20/05/05	£177	£177
Dr P Reynolds									
ESP 1997	22,878	–	10,523[b]	12,355	–	**–**		–	–
ESP 1998	11,409	–	–	–	217	**11,626**	01/08/03	–	£18
ESP 1999	11,388	–	–	–	217	**11,605**	01/08/04	–	£18
ISP 2000	47,019	–	–	–	1,092	**48,111**	01/08/03	–	£76
ISP 2001	144,649	–	–	–	3,363	**148,012**	01/08/04	–	£232
Former directors									
Sir Peter Bonfield[d]									
ESP 1997	152,652	–	75,369[b]	77,283	–	**–**		–	–
ESP 1998	110,456	–	–	–	2,123	**112,579**	01/08/03	–	£177
ESP 1999	98,351	–	–	–	1,888	**100,239**	01/08/04	–	£157
ISP 2000	266,743	–	–	–	6,204	**272,947**	01/08/03	–	£429
ISP 2001	510,159	–	–	–	11,866	**522,025**	01/08/04	–	£820
R Brace[e]									
ESP 1997	101,765	–	45,666[b]	56,099	–	**–**		–	–
ESP 1998	56,073	–	–	–	1,076	**57,149**	01/08/03	–	£90
B Cockburn[e]									
ESP 1998	76,467	–	–	–	1,468	**77,935**	01/08/03	–	£122
ESP 1999	67,142	–	–	–	1,290	**68,432**	01/08/04	–	£107
P Hampton[f]									
RSP 2000	86,796	–	–	86,796	–	**–**		–	–
ISP 2001	202,975	–	–	202,975	–	**–**		–	–

a Excluding shares purchased by each director and held under the ESP (see page 60).
b The ESP 1997 award, which was granted on 13 November 1997, vested on 1 August 2002. On that date the market price of a BT Group share was 199p. The market price on the date of grant was 455.5p. The five year performance cycle for the award ended on 31 July 2002 and on the basis of BT's TSR position, 32.5% of the performance shares under award, including re-invested dividends, vested.
c In accordance with the terms of his service agreement, an award of 493,601 shares with a value of £1,350,000 was granted on 30 May 2002 to Ian Livingston under the RSP. This award of shares will vest in three equal tranches on the first three anniversaries of his joining BT. In addition, Ian Livingston purchased BT Group shares with a value of £300,000 and on 20 May 2002 was granted an award under the RSP of 110,444 shares with a value of £300,000, which will vest on the third anniversary of the date of purchase of his purchased shares.
d Under the terms of his service agreement, the awards granted to Sir Peter Bonfield were preserved on his leaving until the normal vesting date.
e The awards granted to Bill Cockburn and Robert Brace were preserved at the discretion of the Remuneration Committee on their leaving until the normal vesting date.
f The awards granted to Philip Hampton lapsed on his leaving the company.
g The RSP 2000 award, which was granted on 4 October 2000, vested on 4 October 2002. On that date the market price of a BT Group share was 168p. The market price on the date of grant was 697.5p.
h Details of the ESP, ISP and GSOP, and any relevant performance conditions are set out on pages 60 and 61.

Vesting of outstanding share awards and options

Details of options granted under the GSOP and awards of shares under the ESP and ISP which would vest based on BT Group's TSR compared with the other companies in the FTSE 100 for the relevant performance period up to 31 March 2003 are as follows:

			31 March 2003		31 March 2002	
	No. of shares/options under award	Expected vesting date	TSR position	Percentage of shares vesting	TSR position	Percentage of shares vesting
Sir Christopher Bland						
ISP 2001	318,308	01/08/04	73	–	86	–
Ben Verwaayen						
GSOP 2002	1,121,121	11/02/05	61	–	–	–
GSOP 2002	935,830	29/07/05	61	–	–	–
P Danon						
ISP 2000	99,850	01/08/03	85	–	90	–
ISP 2001	179,047	01/08/04	73	–	86	–
GSOP 2002[a]	601,610	29/07/05	61	–	–	–
Ian Livingston						
GSOP 2002[a]	601,610	29/07/05	61	–	–	–
A Green						
ESP 1998	38,095	01/08/03	83	–	86	–
ESP 1999	38,710	01/08/04	87	–	92	–
ISP 2000	85,292	01/08/03	85	–	90	–
ISP 2001	179,047	01/08/04	73	–	86	–
GSOP 2002[a]	568,190	29/07/05	61	–	–	–
Dr P Reynolds						
ESP 1998	11,626	01/08/03	83	–	86	–
ESP 1999	11,605	01/08/04	87	–	92	–
ISP 2000	48,111	01/08/03	85	–	90	–
ISP 2001	148,012	01/08/04	73	–	86	–
GSOP 2002[a]	534,760	29/07/05	61	–	–	–
Former directors						
Sir Peter Bonfield						
ESP 1998	112,579	01/08/03	83	–	86	–
ESP 1999	100,239	01/08/04	87	–	92	–
ISP 2000	272,947	01/08/03	85	–	90	–
ISP 2001	522,025	01/08/04	73	–	86	–
R Brace						
ESP 1998	57,149	01/08/03	83	–	86	–
B Cockburn						
ESP 1998	77,935	01/08/03	83	–	86	–
ESP 1999	68,432	01/08/04	87	–	92	–

[a] Options granted under the GSOP during the 2003 financial year, whose exercise is subject to a 35% compound annual growth in earnings per share being achieved over three years (equivalent to 22p per share at the end of the 2005 financial year), are not included in the above table. Earnings per share for the 2003 financial year are 14.2p per share.

Deferred Bonus Plan awards at 31 March 2003

The following deferred bonuses have been awarded to the directors under the DBP. These shares will normally be transferred to participants at the end of the three-year deferred period if those participants are still employed by BT Group.

	1 April 2002	Awarded[e]	Vested[cf]	Lapsed[d]	Dividends re-invested	Total number of award shares 31 March 2003	Expected vesting date	Market value 2003 £000	Market value 2002 £000
B Verwaayen	–	75,247	–	–	1,749	**76,996**	01/08/05	121	–
P Danon	21,872	–	–	–	420	**22,292**	01/08/04	35	61
	–	74,257	–	–	1,726	**75,983**	01/08/05	119	–
A Green[a]	8,478	–	8,478	–	–	**–**		–	–
	10,719	–	–	–	205	**10,924**	01/08/03	17	30
	44,327	–	–	–	852	**45,179**	01/08/04	71	124
	–	49,504	–	–	1,150	**50,654**	01/08/05	80	–
Dr P Reynolds[a]	2,914	–	2,914	–	–	**–**		–	–
	4,336	–	–	–	83	**4,419**	01/08/03	7	12
	32,195	–	–	–	618	**32,813**	01/08/04	52	90
	–	44,554	–	–	1,036	**45,590**	01/08/05	72	–
Former directors									
Sir Peter Bonfield[a c]	156,056	–	156,056	–	–	**–**		–	–
	85,090	–	–	–	1,635	**86,725**	01/08/03	136	238
	149,626	–	–	–	2,876	**152,502**	01/08/04	239	419
R Brace[a b]	11,191	–	11,191	–	–	**–**		–	31
B Cockburn[a b]	37,995	–	37,995	–	–	**–**		–	106
P Hampton[d]	15,553	–	–	15,553	–	**–**		–	43

[a] Andy Green, Paul Reynolds, Sir Peter Bonfield, Robert Brace and Bill Cockburn received 68p per share on their awards vesting as compensation for the difference between the price of a BT share at the date of vesting and the demerger when the awards should have vested. The Remuneration Committee determined that the awards should continue until their normal vesting date and that participants should be compensated if there was a subsequent fall in the share price.
[b] The awards granted to Bill Cockburn and Robert Brace were preserved at the discretion of the Remuneration Committee on leaving until the normal vesting date.
[c] Under the terms of his service agreement, the awards granted to Sir Peter Bonfield were preserved on his leaving until the normal vesting date.
[d] The award granted to Philip Hampton lapsed on his leaving the company on 30 April 2002.
[e] Awards granted on 29 July 2002. On that date, the market price of a BT Group share was 202p.
[f] Awards granted on 28 June 1999, vested on 1 August 2002. On that date, the market price of a BT Group share was 199p. The market price on the date of grant was 764p.
[g] Details of the DBP are set out on page 59.

Share awards under all-employee share ownership plans at 31 March 2003

	1 April 2002	Awarded	Vested	Total number of award shares 31 March 2003	Expected vesting date
P Danon					
ESIP[a]	–	130	–	**130**	14/08/07[e]
A Green					
ESIP[a]	–	130	–	**130**	14/08/07[e]
ESOS 1999[b c]	68	–	68	**–**	
ESOS 2000[d]	85	–	–	**85**	17/08/03
ESOS 2001	66	–	–	**66**	30/07/04
P Reynolds					
ESIP[a]	–	130	–	**130**	14/08/07[e]
ESOS 1999[b c]	68	–	68	**–**	
ESOS 2000[d]	85	–	–	**85**	17/08/03
ESOS 2001	66	–	–	**66**	30/07/04

[a] Awards granted under the Employee Share Investment Plan (ESIP) on 14 August 2002. On that date the market price of a BT Group share was 195.75p.
[b] Awards granted under the Employee Share Ownership Scheme (ESOS) on 2 August 1999 vested on 2 August 2002. On that date, the market price of a BT Group share was 191p. The market price on the date of award was 753p.
[c] Includes 16 shares purchased under the rights issue in 2001 and attaching to shares originally awarded.
[d] Includes 19 shares purchased under the rights issue in 2001 and attaching to shares originally awarded.
[e] The fifth anniversary of the award, at which date shares can be taken out of the ESIP with no tax charge.

Operating Committee

The aggregate remuneration of members of the *Operating Committee* (OC), other than directors, for services in all capacities during the 2003 financial year was as follows:

	2003 £000	2002 £000
Salaries and benefits	**275**	3,703
Annual bonuses	**201**	1,551
Termination and retention payments	**–**	1,276
Provision for long-term incentive awards	**327**	4,959
Company pension contributions	**32**	857
Total	**835**	12,346

The OC replaced the Executive Committee in February 2002. Of the six members of the OC, five are members of the Board.

Pierre Danon, Andy Green and Paul Reynolds were appointed to the Board on 19 November 2001 and from that date their directors' salaries are reflected in the table on page 65.

No options were granted under the BT Group Employee Sharesave Scheme to OC members, other than directors, during the 2003 financial year (2002 – 5,650).

The members of the OC beneficially own less than 1% of the company's outstanding ordinary shares.

By order of the Board

Sir Anthony Greener
Deputy Chairman and Chairman of Remuneration Committee
21 May 2003

Statement of directors' responsibility

for preparing the financial statements

The directors are required by law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss and cash flows of the group for that period.

The directors consider that, in preparing the financial statements for the year ended 31 March 2003, on pages 75 to 135 the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. The directors also consider that all applicable accounting standards have been followed and confirm that the financial statements have been prepared on the going concern basis.

The directors are responsible for ensuring that the company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors are also responsible for taking such steps that are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

The auditors' responsibilities are stated in their report to the shareholders.

Report of the independent auditors
to the shareholders of BT Group plc

We have audited the financial statements which comprise the group profit and loss account, group and company balance sheets, group cash flow statement, group statement of total recognised gains and losses and the related notes which have been prepared under the historic cost convention and the accounting policies set out in the Accounting Policies section and the United States Generally Accepted Accounting Principles section. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report (''the audited part'').

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards and the requirements of the US Securities and Exchange Commission are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the audited part of the directors' remuneration report in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the audited part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only those sections set out in the table of contents including Financial headlines, Chairman's message, Chief Executive's statement, Business and Financial reviews, Five-year financial summary, Report of the directors, Corporate governance and Risk factors.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board and in accordance with auditing standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the audited part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

UK opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 31 March 2003 and of the profit and cash flows of the group for the year then ended; the financial statements have been properly prepared in accordance with the Companies Act 1985; and those parts of the directors' remuneration report required by Part 3 of Schedule 7A of the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

US opinion
In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the group as at 31 March 2003 and 31 March 2002, and the results of its operations and its cash flows for the years ended 31 March 2003, 31 March 2002 and 31 March 2001 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for the three years ended 31 March 2003, 31 March 2002 and 31 March 2001 and the consolidated shareholders' equity at 31 March 2003 and 31 March 2002 as shown in the summary of differences between United Kingdom and United States generally accepted accounting principles set out in the United States Generally Accepted Accounting Principles section.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place
London WC2N 6RH
21 May 2003

Consolidated financial statements

The consolidated financial statements are divided into the following sections:

Accounting policies

I Basis of preparation of the financial statements

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards and the provisions of the Companies Act 1985. The group financial statements consolidate those of the company and all of its subsidiary undertakings. Where the financial statements of subsidiary undertakings, associates and joint ventures do not conform with the group's accounting policies, appropriate adjustments are made on consolidation in order to present the group financial statements on a consistent basis. The principal subsidiary undertakings' financial years are all coterminous with those of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for interconnect income, provision for doubtful debts, payments to telecommunication operators, depreciation, goodwill amortisation and impairment, employee pension schemes, provisions for liabilities and charges and taxes.

II Turnover

Group turnover net of discounts, which excludes value added tax and other sales taxes, comprises the value of services provided and equipment sales by group undertakings, excluding those between them.

Total turnover is group turnover together with the group's share of its associates' and joint ventures' turnover, excluding the group's share of transactions between the group and its principal joint venture, Concert BV.

Turnover from calls is recognised in the group profit and loss account at the time the call is made over the group's networks. Turnover from rentals is recognised evenly over the period to which the charges relate. Turnover from equipment sales is recognised at the point of sale. Prepaid call card sales are deferred until the customer uses the stored value in the card to pay for the relevant calls. Turnover arising from the provision of other services, including maintenance contracts, is recognised evenly over the periods in which the service is provided to the customer. Turnover from installation and connection activities is recognised in the same period as the related costs. Turnover from classified directories, mainly comprising advertising revenue, is recognised in the group profit and loss account upon completion of delivery.

III Research and development

Expenditure on research and development is written off as incurred.

IV Leases

Operating lease rentals are charged against the profit and loss account on a straight-line basis over the lease period except where the contractual payment terms are considered to be a more systematic and appropriate basis.

V Interest

Interest payable, including that related to financing the construction of tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities are amortised over the term of the related security and included within interest payable. Premiums payable on early redemptions of debt securities, in lieu of future interest costs, are written off when paid.

VI Foreign currencies

On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year.

Exchange differences arising from the retranslation at year end exchange rates of the net investment in foreign undertakings, less exchange differences on borrowings which finance or provide a hedge against those undertakings, are taken to reserves and are reported in the statement of total recognised gains and losses.

All other exchange gains or losses are dealt with through the profit and loss account.

VII Intangibles

(a) Goodwill

Goodwill, arising from the purchase of subsidiary undertakings and interests in associates and joint ventures, represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired.

For acquisitions completed on or after 1 April 1998, the goodwill arising is capitalised as an intangible asset or, if arising in respect of an associate or joint venture, recorded as part of the related investment. Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.

For acquisitions on or before 31 March 1998, the goodwill is written off on acquisition against group reserves.

If an undertaking is subsequently divested, the appropriate unamortised goodwill or goodwill written off to reserves is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on divestment.

(b) Other intangibles

Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are amortised from the later of the start of the licence period or launch of service to the end of the licence period on a straight-line basis.

VIII Tangible fixed assets

Tangible fixed assets are stated at historical cost less depreciation.

(a) Cost

Cost in the case of network services includes contractors' charges and payments on account, materials, direct labour and directly attributable overheads.

(b) Depreciation

Depreciation is provided on tangible fixed assets on a straight line basis from the time they are available for use, so as to write off their costs over their estimated useful lives taking into account any expected residual values. No depreciation is provided on freehold land.

The lives assigned to other significant tangible fixed assets are:

Freehold buildings –	40 years
Leasehold land and buildings –	Unexpired portion of lease or 40 years, whichever is the shorter
Transmission equipment:	
duct –	25 years
cable –	3 to 25 years
radio and repeater equipment –	2 to 25 years
Exchange equipment –	2 to 13 years
Computers and office equipment –	2 to 6 years
Payphones, other network equipment, motor vehicles and cableships –	2 to 20 years
Software –	2 to 5 years

IX Fixed asset investments

Investments in subsidiary undertakings, associates and joint ventures are stated in the balance sheet of the company at cost less amounts written off. Amounts denominated in foreign currency are translated into sterling at year end exchange rates.

Investments in associates and joint ventures are stated in the group balance sheet at the group's share of their net assets, together with any attributable unamortised goodwill on acquisitions arising on or after 1 April 1998.

The group's share of profits less losses of associates and joint ventures is included in the group profit and loss account.

Investments in other participating interests and other investments are stated at cost less amounts written off.

X Asset impairment

Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition.

An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future cash flows from operating the assets.

XI Stocks

Stocks mainly comprise items of equipment, held for sale or rental, consumable items and work in progress on long-term contracts.

Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence.

Work in progress on long-term contracts is stated at cost, after deducting payments on account, less provisions for any foreseeable losses.

XII Debtors

Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debtors. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

XIII Redundancy costs

Redundancy or leaver costs arising from periodic reviews of staff levels are charged against profit in the year in which the group is demonstrably committed to the employees leaving the group.

If the estimated cost of providing incremental pension benefits in respect of employees leaving the group exceeds the total accounting surplus based on the latest actuarial valuation of the group's pension scheme and the amount of the provision for pension liabilities on the balance sheet, then the excess estimated costs are charged against profit in the year in which the employees agree to leave the group, within redundancy or leaver costs.

XIV Pension schemes

The group operates a funded defined benefit pension scheme, which is independent of the group's finances, for the substantial majority of its employees. Actuarial valuations of the main scheme are carried out by an independent actuary as determined by the trustees at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the company's actuary, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

The cost of providing pensions is charged against profits over employees' working lives with the group using the projected unit method. Variations from this regular cost are allocated on a straight-line basis over the average remaining service lives of current employees to the extent that these variations do not relate to the estimated cost of providing incremental pension benefits in the circumstances described in XIII above.

Interest is accounted for on the provision or prepayment in the balance sheet which results from differences between amounts recognised as pension costs and amounts funded. The regular pension cost, variations from the regular pension cost, described above, and interest are all charged within staff costs.

The group also operates defined contribution pension schemes and the profit and loss account is charged with the contributions payable.

XV Taxation

Full provision is made for deferred taxation on all timing differences which have arisen but have not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be taxable profits from which the underlying timing differences can be deducted. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings. The deferred tax balances are not discounted.

XVI Financial instruments

(a) Debt instruments

Debt instruments are stated at the amount of net proceeds adjusted to amortise any discount evenly over the term of the debt, and further adjusted for the effect of currency swaps acting as hedges.

(b) Derivative financial instruments

The group uses derivative financial instruments to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes.

Criteria to qualify for hedge accounting

The group considers its derivative financial instruments to be hedges when certain criteria are met. For foreign currency derivatives, the instrument must be related to actual foreign currency assets or liabilities or a probable commitment and whose characteristics have been identified. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the group's operations. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment, such as a future bond issue, and must also change the interest rate or the nature of the interest rate by converting a fixed rate to a variable rate or vice versa.

Accounting for derivative financial instruments

Principal amounts underlying currency swaps are revalued at exchange rates ruling at the date of the group balance sheet and, to the extent that they are not related to debt instruments, are included in debtors or creditors.

Interest differentials, under interest rate swap agreements used to vary the amounts and periods for which interest rates on borrowings are fixed, are recognised by adjustment of interest payable.

The forward exchange contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains and losses being shown as part of debtors, creditors, or as part of net debt. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the term of the contract.

The forward exchange contracts hedging transaction exposures are revalued at the prevailing forward rate on the balance sheet date with net unrealised gains and losses being shown as debtors and creditors.

Instruments that form hedges against future fixed-rate bond issues are marked to market. Gains or losses are deferred until the bond is issued when they are recognised evenly over the term of the bond.

Group profit and loss account

for the year ended 31 March 2003

	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items £m	Total £m
Total turnover	2	20,182	–	**20,182**
Group's share of joint ventures' turnover	3	(425)	–	**(425)**
Group's share of associates' turnover	3	(1,030)	–	**(1,030)**
Group turnover	2	18,727	–	**18,727**
Other operating income	4	215	–	**215**
Operating costs	5	(16,152)	(218)	**(16,370)**
Group operating profit (loss)		2,790	(218)	**2,572**
Group's share of operating profit (loss) of joint ventures	6	(31)	150	**119**
Group's share of operating profit (loss) of associates	6	212	(2)	**210**
Total operating profit (loss)		2,971	(70)	**2,901**
Profit on sale of fixed asset investments	7	–	1,700	**1,700**
Loss on sale of group undertakings	7	–	(9)	**(9)**
Profit on sale of property fixed assets	8	11	–	**11**
Interest receivable	10	195	–	**195**
Amounts written off investments	9	(7)	–	**(7)**
Interest payable	11	(1,341)	(293)	**(1,634)**
Profit on ordinary activities before taxation		1,829	1,328	**3,157**
Tax on profit on ordinary activities	12	(598)	139	**(459)**
Profit on ordinary activities after taxation		1,231	1,467	**2,698**
Minority interests	13	(5)	(7)	**(12)**
Profit for the financial year		1,226	1,460	**2,686**
Dividends	14			**(560)**
Retained profit for the financial year	28			**2,126**
Basic earnings per share	15	14.2p		**31.2p**
Diluted earnings per share	15	14.1p		**31.0p**

Group profit and loss account

for the year ended 31 March 2002

	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items £m	Total continuing activities £m	Discontinued activities and intra-group items £m	Total £m
Total turnover	2	21,815	–	**21,815**	2,827	**24,642**
Group's share of joint ventures' turnover	3	(2,752)	–	**(2,752)**	(76)	**(2,828)**
Group's share of associates' turnover	3	(1,297)	–	**(1,297)**	(639)	**(1,936)**
Trading between group and principal joint venture	3	681	–	**681**	–	**681**
Group turnover	2	18,447	–	**18,447**	2,112	**20,559**
Other operating income	4	361	–	**361**	1	**362**
Operating costs	5	(16,037)	(2,817)	**(18,854)**	(2,546)	**(21,400)**
Group operating profit (loss)		2,771	(2,817)	**(46)**	(433)	**(479)**
Group's share of operating profit (loss) of joint ventures	6	(323)	(1,160)	**(1,483)**	19	**(1,464)**
Group's share of operating profit (loss) of associates	6	215	(175)	**40**	43	**83**
Total operating profit (loss)		2,663	(4,152)	**(1,489)**	(371)	**(1,860)**
Profit on sale of fixed asset investments	7	–	169	**169**	3,208	**3,377**
Profit (loss) on sale of group undertakings	7	–	(148)	**(148)**	1,160	**1,012**
Profit on sale of property fixed assets	8	27	1,062	**1,089**	–	**1,089**
Interest receivable	10	360	–	**360**	–	**360**
Amounts written off investments	9	–	(535)	**(535)**	–	**(535)**
Interest payable	11	(1,777)	(162)	**(1,939)**	(43)	**(1,982)**
Profit (loss) on ordinary activities before taxation		1,273	(3,766)	**(2,493)**	3,954	**1,461**
Tax on profit (loss) on ordinary activities	12	(528)	143	**(385)**	(58)	**(443)**
Profit (loss) on ordinary activities after taxation		745	(3,623)	**(2,878)**	3,896	**1,018**
Minority interests	13	(10)	–	**(10)**	(13)	**(23)**
Profit (loss) for the financial year		735	(3,623)	**(2,888)**	3,883	**995**
Dividends (see note below)	14					**(173)**
Retained profit for the financial year	28					**822**
Basic earnings (loss) per share	15	8.8p		**(34.8)p**		**12.0p**
Diluted earnings (loss) per share	15	8.8p		**(34.8)p**		**11.9p**

In addition to the final dividend for the year of £173 million there was a demerger distribution of £19,490 million, representing the net assets of mmO_2 (including purchased goodwill) as at the date of demerger. Of the demerger distribution, £9 million represents a cash dividend paid by British Telecommunications plc to mmO_2 plc as part of the demerger process.

Group profit and loss account

for the year ended 31 March 2001

	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items £m	Total continuing activities £m	Discontinued activities and intra-group items £m	Total £m
Total turnover	2	21,068	–	**21,068**	8,598	**29,666**
Group's share of joint ventures' turnover	3	(3,420)	–	**(3,420)**	(598)	**(4,018)**
Group's share of associates' turnover	3	(1,205)	–	**(1,205)**	(4,714)	**(5,919)**
Trading between group and principal joint venture	3	698	–	**698**	–	**698**
Group turnover	2	17,141	–	**17,141**	3,286	**20,427**
Other operating income	4	346	–	**346**	13	**359**
Operating costs	5	(14,405)	(95)	**(14,500)**	(6,259)	**(20,759)**
Group operating profit (loss)		3,082	(95)	**2,987**	(2,960)	**27**
Group's share of operating loss of joint ventures	6	(268)	(241)	**(509)**	(257)	**(766)**
Group's share of operating profit (loss) of associates	6	111	(133)	**(22)**	391	**369**
Total operating profit (loss)		2,925	(469)	**2,456**	(2,826)	**(370)**
Profit on sale of fixed asset investments	7	–	534	**534**	1	**535**
Profit on sale of group undertakings	7	–	84	**84**	–	**84**
Profit on sale of property fixed assets	8	34	–	**34**	–	**34**
Interest receivable	10	379	25	**404**	4	**408**
Interest payable	11	(1,575)	–	**(1,575)**	(147)	**(1,722)**
Profit (loss) on ordinary activities before taxation		1,763	174	**1,937**	(2,968)	**(1,031)**
Tax on profit (loss) on ordinary activities	12	(385)	(47)	**(432)**	(280)	**(712)**
Profit (loss) on ordinary activities after taxation		1,378	127	**1,505**	(3,248)	**(1,743)**
Minority interests	13	23	(21)	**2**	(129)	**(127)**
Profit (loss) for the financial year		1,401	106	**1,507**	(3,377)	**(1,870)**
Dividends	14					**(571)**
Transfer from reserves for the financial year	28					**(2,441)**
Basic earnings (loss) per share	15	19.3p		**20.7p**		**(25.7)p**
Diluted earnings (loss) per share	15	19.0p		**20.4p**		**(25.7)p**

Group statement of total recognised gains and losses

for the year ended 31 March 2003

	2003 £m	2002 £m	2001 £m
Profit (loss) for the financial year:			
Group	**2,483**	2,580	(975)
Joint ventures	**103**	(1,524)	(974)
Associates	**100**	(61)	79
Total profit (loss) for the financial year	**2,686**	995	(1,870)
Currency movements arising on consolidation of non-UK:			
Subsidiaries	**(2)**	(14)	215
Joint ventures	**5**	(46)	245
Associates	**2**	45	(31)
Unrealised gain (loss) on transfer of assets and group undertakings to a joint venture	**–**	5	(49)
Total recognised gains and losses for the financial year	**2,691**	985	(1,490)

Group cash flow statement

for the year ended 31 March 2003

	Notes	2003 £m	2002 £m	2001 £m
Net cash inflow from operating activities	16	**6,023**	5,257	5,887
Dividends from associates and joint ventures		**6**	2	10
Returns on investments and servicing of finance				
Interest received		**231**	309	293
Interest paid, including finance costs		**(1,737)**	(2,004)	(1,020)
Net cash outflow for returns on investments and servicing of finance		**(1,506)**	(1,695)	(727)
Taxation				
UK corporation tax paid		**(425)**	(557)	(669)
Non-UK tax paid		**(9)**	(5)	–
Taxation paid		**(434)**	(562)	(669)
Capital expenditure and financial investment				
Purchase of intangible fixed assets		**–**	–	(4,208)
Purchase of tangible fixed assets		**(2,580)**	(4,069)	(4,756)
Sale of tangible fixed assets		**94**	2,645	440
Purchase of fixed asset investments		**(1)**	(37)	(93)
Disposal of fixed asset investments		**106**	107	175
Net cash outflow for capital expenditure and financial investment		**(2,381)**	(1,354)	(8,442)
Free cash flow before acquisitions, disposals and dividends		**1,708**	1,648	(3,941)
Acquisitions and disposals				
Purchase of subsidiary undertakings, net of £13m cash acquired (2002 – £nil, 2001 – £101m)		**56**	(896)	(11,215)
Investments in joint ventures		**(133)**	(235)	(3,214)
Investments in associates		**–**	–	(72)
Disposal of subsidiary undertakings, net of £nil cash disposed (2002 – £28m, 2001 – £nil)		**3**	1,959	245
Sale of investments in joint ventures and associates		**2,916**	4,957	502
Net cash inflow (outflow) for acquisitions and disposals		**2,842**	5,785	(13,754)
Equity dividends paid		**(367)**	–	(1,432)
Cash inflow (outflow) before management of liquid resources and financing		**4,183**	7,433	(19,127)
Management of liquid resources	17	**(1,729)**	(1,864)	(480)
Financing				
Issue of ordinary share capital		**42**	6,057	149
Issue of shares to minorities		**–**	–	36
Inflow on demerger of mmO_2	19	**–**	440	–
New loans		**20**	30	14,552
Repayment of loans		**(2,471)**	(1,851)	(225)
Net (decrease) increase in short-term borrowings		**(64)**	(10,155)	5,223
Net cash (outflow) inflow from financing		**(2,473)**	(5,479)	19,735
(Decrease) increase in cash in the year		**(19)**	90	128
Decrease (increase) in net debt in the year	19	**4,225**	13,930	(18,942)

Group balance sheet

as at 31 March 2003

	Notes	2003 £m	2002 £m
Fixed assets			
Intangible assets	20	**218**	252
Tangible assets	21	**15,888**	16,078
Investments in joint ventures:	22		
Share of gross assets and goodwill		**741**	2,452
Share of gross liabilities		**(610)**	(1,998)
Total investments in joint ventures		**131**	454
Investments in associates	22	**27**	224
Other investments	22	**397**	543
Total investments	22	**555**	1,221
Total fixed assets		**16,661**	17,551
Current assets			
Stocks		**82**	111
Debtors:			
Falling due within one year		**4,413**	5,041
Falling due after more than one year		**630**	231
Total debtors	23	**5,043**	5,272
Investments	24	**6,340**	4,581
Cash at bank and in hand		**91**	158
Total current assets		**11,556**	10,122
Creditors: amounts falling due within one year			
Loans and other borrowings	25	**2,548**	2,195
Other creditors	26	**7,132**	7,195
Total creditors: amounts falling due within one year		**9,680**	9,390
Net current assets		**1,876**	732
Total assets less current liabilities		**18,537**	18,283
Creditors: amounts falling due after more than one year			
Loans and other borrowings	25	**13,456**	16,245
Provisions for liabilities and charges			
Deferred taxation	27	**2,017**	2,140
Other	27	**359**	184
Total provisions for liabilities and charges		**2,376**	2,324
Minority interests		**63**	72
Capital and reserves			
Called up share capital	28, 37	**434**	434
Share premium account	28	**2**	2
Other reserves	28	**998**	1,025
Profit and loss account	28	**1,208**	(1,819)
Total equity shareholders' funds (deficiency)	28	**2,642**	(358)
		18,537	18,283

The financial statements on pages 75 to 135 were approved by the board of directors on 21 May 2003 and were signed on its behalf by

Sir Christopher Bland Chairman
Ben Verwaayen Chief Executive
Ian Livingston Group Finance Director

Notes to the financial statements

1. Accounting for the reorganisation and demerger, changes in accounting policy and presentation and discontinued activities

(a) Reorganisation and demerger

On 19 November 2001, the legal separation of the mmO_2 business from the rest of the former British Telecommunications plc group was completed and BT Group plc (BT Group) became the ultimate parent company of British Telecommunications plc (BT). The legal structure of the transaction was such that BT transferred the mmO_2 business to mmO_2 plc and BT Group Investments Limited (BTGI) became the immediate parent company of BT on 16 November 2001. On 19 November 2001, mmO_2 plc transferred the shares in BTGI to BT Group, as consideration for the issue to former BT shareholders of one ordinary share of 115 pence in the company, credited as fully paid, for each ordinary share in BT held on 16 November 2001.

On 21 November 2001, following the approval of the Court, the nominal value of BT Group shares was reduced from 115 pence per ordinary share to 5 pence per ordinary share by way of a reduction of capital under section 135 of the Companies Act 1985. The surplus of £9,537 million arising from this capital reduction has been credited to the group profit and loss reserve.

The transfer of BTGI to the company has been accounted for as a group reconstruction in accordance with the principles of merger accounting set out in Financial Reporting Standard 6 (FRS 6) and Schedule 4A to the Companies Act 1985. The consolidated financial statements are therefore presented as if the company had been the parent company of the group throughout the year ended 31 March 2001 and up to the date of the demerger. The results of mmO_2 have been included in discontinued activities in all three years.

The transfer of BT to BTGI on 16 November 2001 was a group reorganisation effected for non-equity consideration. This transaction has been accounted for in these financial statements using the principles of merger accounting as if BT had been owned and controlled by BTGI throughout the year ended 31 March 2001 and up to 16 November 2001. This is not in accordance with the Companies Act 1985 since the group reorganisation does not meet all the conditions for merger accounting. If acquisition accounting had been applied to account for the reorganisation whereby BTGI became the parent company of BT, this would have resulted in all the separable assets and liabilities of the BT Group as at 16 November 2001 being recorded at their fair values, substantial goodwill and goodwill amortisation charges arising and only the post demerger results being reflected within the BT Group consolidated financial statements. The directors consider that to have applied acquisition accounting in preparing these financial statements would have failed to give a true and fair view of the group's state of affairs and results. This is because, in substance, BT Group is the successor to BT and its shareholders have had a continuing interest in the BT business both before and after the demerger. The directors consider that it is not practicable to quantify the effects of this departure from the requirements of the Companies Act 1985.

In the company's financial statements, its investment in BTGI is stated at the nominal value of shares issued. In accordance with sections 131 and 133 of the Companies Act 1985, no premium was recorded on the ordinary shares issued (see note 37). On consolidation, the difference between the nominal value of the shares issued and the aggregate share capital, share premium and capital redemption reserve of BT at the date of the demerger (the merger difference), has been debited to the other reserves (see note 28).

(b) Changes in accounting policy and presentation

During the year ended 31 March 2003, the group has made a number of changes in the presentation of its financial statements. Comparative figures have been restated accordingly. These are explained in the notes where material. There have been no changes to accounting policies in the 2003 financial year.

(c) Discontinued activities

On 1 June 2001, BT disposed of its interests in Japan Telecom and J-Phone Communications and, on 29 June 2001, its interest in Airtel. On 22 June 2001, BT sold Yell, its classified advertising directory businesses in the UK and the USA. These activities, together with mmO_2, are shown as discontinued operations in the profit and loss accounts. The eliminations are intra-group eliminations. The interest charge allocated to mmO_2 for all periods presented up to the date of the demerger has been calculated assuming that mmO_2's net debt at the date of the demerger of £500 million, had been in existence for the whole of the period, and had been bearing an interest charge of 8% per annum.

The interest charge allocated to Yell for all periods presented up to the date of disposal represents amounts payable on intercompany loans charged at an arm's length rate of interest. The taxation charge allocated to discontinued activities, for all periods presented up to the date of demerger or disposal, represents amounts charged to these entities before recognising credit for group relief surrendered to entities within continuing activities.

2. Segmental analysis

The group provides telecommunication services, principally in the UK and essentially operates as a unitary business. Its main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses and the supply of telecommunication equipment for customers' premises.

The turnover of each line of business is derived as follows:

- BT Retail derives its turnover from the supply of exchange lines and from the calls made over these lines, the leasing of private circuits and other private services, the sale and rental of customer premises equipment to the group's UK customers and other lines of business and from its narrowband and broadband internet access products.
- BT Wholesale derives its turnover from providing network services to BT Retail and other BT lines of business, and from interconnecting the group's UK network to other operators.
- BT Global Services (formerly BT Ignite) mainly generates its turnover from outsourcing and systems integration work and from the fixed network operations of the group's European subsidiaries. The business also derives revenues from providing web hosting facilities to end customers and through BT lines of business.

Segmented information on the lines of business is given below for the years ended 31 March 2003, 31 March 2002 and 31 March 2001 as required by the UK accounting standard SSAP 25 and the US accounting standard SFAS No. 131 (SFAS 131).

There is extensive trading between the lines of business and profitability is dependent on the transfer price levels. These intra-group trading arrangements and operating assets have been subject to review and have changed in certain instances. In addition, the group moved management responsibility of BT Openworld to BT Retail. Comparative figures have been restated for these and other changes and in certain instances have been determined using apportionments and allocations.

	Turnover					
Year ended 31 March 2003	External £m	Internal £m	Group total £m	Depreciation and amortisation £m	Operating profit (loss) of associates and joint ventures £m	Total operating profit (loss) £m
BT Retail	11,333	1,968	13,301	210	(3)	1,421
BT Wholesale	3,472	7,788	11,260	1,923	(1)	1,923
BT Global Services	3,882	1,369	5,251	624	180	(266)
Other	40	1	41	278	153	(177)
Intra-group	–	(11,126)	(11,126)	–	–	–
Group totals	**18,727**	**–**	**18,727**	**3,035**	**329**	**2,901**

	Turnover					
Year ended 31 March 2002	External £m	Internal £m	Group total £m	Depreciation and amortisation £m	Operating profit (loss) of associates and joint ventures £m	Total operating profit (loss) £m
BT Retail	10,724	2,087	12,811	255	(6)	866
BT Wholesale	3,700	8,556	12,256	1,914	–	2,163
BT Global Services	3,635	837	4,472	2,828	144	(2,540)
Concert	–	–	–	–	(1,123)	(1,123)
Other	58	12	70	348	(458)	(855)
Intra-group	–	(11,162)	(11,162)	–	–	–
Total continuing activities	18,117	330	18,447	5,345	(1,443)	(1,489)
mmO_2	2,273	392	2,665	648	5	(461)
Other	169	2	171	8	57	90
Intra-group	–	(724)	(724)	–	–	–
Total discontinued activities	2,442	(330)	2,112	656	62	(371)
Group totals	**20,559**	**–**	**20,559**	**6,001**	**(1,381)**	**(1,860)**

2. Segmental analysis continued

Year ended 31 March 2001	Turnover External £m	Turnover Internal £m	Turnover Group total £m	Depreciation and amortisation £m	Operating profit (loss) of associates and joint ventures £m	Total operating profit (loss) £m
BT Retail	10,721	1,820	12,541	220	(59)	595
BT Wholesale	3,005	8,723	11,728	1,738	–	2,538
BT Global Services	2,966	502	3,468	646	(72)	(668)
Concert	–	–	–	–	(1)	(1)
Other	127	11	138	376	(399)	(8)
Intra-group	–	(10,734)	(10,734)	–	–	–
Total continuing activities	16,819	322	17,141	2,980	(531)	2,456
mmO_2	2,865	523	3,388	3,416	(290)	(3,416)
Other	743	6	749	35	424	590
Intra-group	–	(851)	(851)	–	–	–
Total discontinued activities	3,608	(322)	3,286	3,451	134	(2,826)
Group totals	**20,427**	**–**	**20,427**	**6,431**	**(397)**	**(370)**

Transactions between divisions are at prices set in accordance with those agreed with Oftel where the services provided are subject to regulation. Other transactions are at arm's length.

The following tables show the capital expenditure on plant, equipment and property, the net operating assets or liabilities and the net book value of associates and joint ventures by line of business for the years ended 31 March 2003 and 2002. Net operating assets comprise tangible and intangible fixed assets, stocks, debtors, less creditors (excluding loans and other borrowings) and provisions for liabilities and charges (excluding deferred tax).

Year ended 31 March 2003	Capital expenditure £m	Net operating assets (liabilities) £m	Associates and joint ventures £m
BT Retail	115	(430)	(8)
BT Wholesale	1,652	12,041	–
BT Global Services	439	1,912	141
Other	239	217	25
Total	**2,445**	**13,740**	**158**

Year ended 31 March 2002	Capital expenditure £m	Net operating assets (liabilities) £m	Associates and joint ventures £m
BT Retail	153	(215)	(3)
BT Wholesale	1,974	12,163	1
BT Global Services	609	1,907	320
Concert	–	–	338
Other	364	479	22
Total continuing activities	3,100	14,334	678
mmO_2	807	–	–
Other	1	–	–
Total discontinued activities	808	–	–
Total	**3,908**	**14,334**	**678**

2. Segmental analysis continued

Information about geographic areas:

	2003 £m	2002 £m	2001 £m
Turnover with external customers			
Attributable to UK	**17,536**	16,703	15,924
Attributable to non-UK countries[a]	**1,191**	1,414	895
Total continuing activities[b]	**18,727**	18,117	16,819
Attributable to UK	**–**	1,555	2,718
Attributable to non-UK countries[a]	**–**	887	890
Total discontinued activities	**–**	2,442	3,608
Group turnover	**18,727**	20,559	20,427

[a] Turnover attributable to non-UK countries comprises the external turnover of group companies and branches operating outside the UK, income from non-UK operators for calls terminating in or in transit through the UK and turnover with non-UK joint ventures and associates.
[b] The group turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

	2003 £m	2002 £m
Group fixed assets are located		
UK	**14,785**	15,384
Europe, excluding the UK	**1,227**	1,275
Americas	**510**	683
Asia and Pacific	**139**	209
Total	**16,661**	17,551

Geographical segment analysis in accordance with the requirements of SSAP 25 is as follows:

	2003 £m	2002 £m	2001 £m
Total turnover on basis of origin			
UK	**17,544**	16,428	15,580
Europe, excluding the UK	**2,151**	2,449	1,840
Americas	**155**	2,000	2,557
Asia and Pacific	**332**	608	769
Total continuing activities[a]	**20,182**	21,485	20,746
UK	**–**	1,635	2,920
Europe, excluding the UK	**–**	927	1,244
Americas	**–**	36	214
Asia and Pacific	**–**	559	4,542
Total discontinued activities	**–**	3,157	8,920
Total	**20,182**	24,642	29,666

[a] The total turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

	2003 £m	2002 £m	2001 £m
Group turnover on basis of origin			
UK	**17,536**	16,703	15,924
Europe, excluding the UK	**978**	1,113	507
Americas	**153**	147	154
Asia and Pacific	**60**	154	234
Total continuing activities[a]	**18,727**	18,117	16,819
UK	**–**	1,555	2,718
Europe, excluding the UK	**–**	851	676
Americas	**–**	36	214
Total discontinued activities	**–**	2,442	3,608
Total	**18,727**	20,559	20,427

[a] The group turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

2. Segmental analysis continued

The analysis of turnover by geographical area is stated on the basis of origin. In an analysis of turnover by destination, incoming and transit international calls by country of origin and turnover with non-UK joint ventures and associates would be treated differently but would not lead to a materially different geographical analysis. See the ''information about geographic areas'' above.

	2003 £m	2002 £m	2001 £m
Group operating profit (loss)			
UK	**3,220**	2,628	3,330
Europe, excluding the UK	**(627)**	(2,829)	(252)
Americas	**(28)**	153	15
Asia and Pacific	**7**	2	(106)
Total continuing activities	**2,572**	(46)	2,987
UK	**–**	4	156
Europe, excluding the UK	**–**	(429)	(3,094)
Americas	**–**	(6)	(22)
Asia and Pacific	**–**	(2)	–
Total discontinued activities	**–**	(433)	(2,960)
Total	**2,572**	(479)	27

	2003 £m	2002 £m	2001 £m
Share of operating results of associates and joint ventures, including goodwill amortisation – profits (losses)			
UK	**(2)**	(17)	(51)
Europe, excluding the UK	**305**	(240)	(212)
Americas	**(1)**	(1,135)	(66)
Asia and Pacific	**27**	(51)	(202)
Total continuing activities	**329**	(1,443)	(531)
UK	**–**	5	19
Europe, excluding the UK	**–**	20	(259)
Asia and Pacific	**–**	37	374
Total discontinued activities	**–**	62	134
Total	**329**	(1,381)	(397)

	2003			2002		
	Net operating assets (liabilities) £m	Associates and joint ventures £m	Total £m	Net operating assets £m	Associates and joint ventures £m	Total £m
Net operating assets (liabilities)						
UK	**12,196**	**(8)**	**12,188**	13,186	(2)	13,184
Europe, excluding the UK	**1,652**	**76**	**1,728**	925	178	1,103
Americas	**(85)**	**–**	**(85)**	222	337	559
Asia and Pacific	**(23)**	**90**	**67**	1	165	166
Total	**13,740**	**158**	**13,898**	14,334	678	15,012

Net operating assets comprise tangible and intangible fixed assets, stocks, debtors less creditors (excluding loans and other borrowings), and provisions for liabilities and charges (excluding deferred tax).

3. Turnover

Group's share of associates' and joint ventures' turnover comprised:

	2003 £m	2002 £m	2001 £m
Joint ventures:			
Continuing activities	**425**	2,752	3,420
Discontinued activities	**–**	76	598
	425	2,828	4,018
Associates:			
Continuing activities	**1,030**	1,297	1,205
Discontinued activities	**–**	639	4,714
	1,030	1,936	5,919
Group's share of associates' and joint ventures' turnover	**1,455**	4,764	9,937

Concert, the joint venture with AT&T, was formed on 5 January 2000 and was unwound on 1 April 2002 (see note 18). The group's share of trading with Concert in the 2001 and 2002 financial years, primarily in respect of international calls made to and from the UK and for services provided to Concert in the UK for the multinational customers transferred to Concert, is eliminated in arriving at total turnover, including the proportionate share of the group's associates and joint ventures, and is added back in arriving at group turnover.

4. Other operating income

	2003 £m	2002 £m	2001 £m
Seconded staff, administration and other services provided to Concert	**–**	135	168
Other	**215**	226	178
Total continuing activities	**215**	361	346
Discontinued activities	**–**	1	13
Total other operating income	**215**	362	359

5. Operating costs

Total Group	2003 £m	2002 £m	2001 £m
Staff costs:			
Wages and salaries	**3,621**	4,013	3,954
Social security costs	**275**	304	313
Pension costs[a] (note 31)	**322**	382	326
Employee share ownership[b]	**36**	25	32
Total staff costs	**4,254**	4,724	4,625
Own work capitalised	**(583)**	(659)	(693)
Depreciation (note 21)	**3,011**	3,680	3,045
Amortisation and impairment of goodwill and other intangibles (note 20)	**24**	2,321	3,386
Payments to telecommunications operators	**3,846**	4,299	3,802
Other operating costs	**5,818**	7,035	6,594
Total operating costs	**16,370**	21,400	20,759
Operating costs included the following:			
Early leaver costs[c]	**276**	252	118
Research and development	**380**	362	364
Rental costs relating to operating leases, including plant and equipment hire of £34 million (2002 – £51 million, 2001 – £15 million)	**395**	283	166
Foreign currency gains	**(12)**	(1)	(50)
Amortisation of goodwill and exceptional items comprising:			
Property rationalisation provision	**198**	–	–
Goodwill impairment in subsidiary undertakings	**–**	1,955	3,000
Asset impairments	**–**	324	–
Costs relating to the Concert unwind	**–**	172	–
Costs relating to the demerger of mmO_2	**–**	109	–
BT Retail call centre rationalisation costs	**–**	68	–
BT Wholesale bad debt costs	**–**	79	–
Credit for rates refunds, relating to prior years	**–**	–	(193)
Write off of subscriber acquisition costs[d]	**–**	–	7
Write off of Viag Interkom IT systems	**–**	–	43
Total exceptional items	**198**	2,707	2,857
Goodwill amortisation	**20**	352	373
Total amortisation of goodwill and exceptional items	**218**	3,059	3,230

[a] No charge for the cost of providing incremental pension benefits for employees taking early retirement was made in the year ended 31 March 2001 in view of the combined surplus in the BT Pension Scheme and the amount provided for pension costs within provisions for liabilities and charges.
[b] Amount set aside for the year for allocation of ordinary shares in the company to eligible employees.
[c] Includes £61 million of leaver costs associated with the rationalisation of the BT Retail call centres in the year ended 31 March 2002.
[d] The accounting of all the mmO_2 operating units was aligned; this resulted in a write off of previously capitalised costs in certain non-UK operations.

The directors believe that the nature of the group's business is such that the analysis of operating costs required by the Companies Act 1985 is not appropriate. As required by the Act, the directors have therefore adapted the prescribed format so that operating costs are disclosed in a manner appropriate to the group's principal activity.

5. Operating costs continued

Continuing activities	2003 £m	2002 £m	2001 £m
Staff costs:			
Wages and salaries	**3,621**	3,659	3,465
Social security costs	**275**	270	273
Pension costs[a] (note 31)	**322**	367	299
Employee share ownership[b]	**36**	25	32
Total staff costs	**4,254**	4,321	4,069
Own work capitalised	**(583)**	(623)	(642)
Depreciation (note 21)	**3,011**	3,266	2,689
Amortisation and impairment of goodwill and other intangibles (note 20)	**24**	2,079	291
Payments to telecommunications operators	**3,846**	4,289	3,736
Other operating costs	**5,818**	5,522	4,357
Total operating costs	**16,370**	18,854	14,500
Operating costs included the following:			
Early leaver costs[c]	**276**	247	109
Research and development	**380**	362	361
Rental costs relating to operating leases, including plant and equipment hire of £34 million (2002 – £51 million, 2001 – £13 million)	**395**	277	156
Foreign currency gains	**(12)**	(1)	(50)
Amortisation of goodwill and exceptional items comprising:			
Property rationalisation provision	**198**	–	–
Goodwill impairment in subsidiary undertakings	**–**	1,955	200
Asset impairments	**–**	324	–
Costs relating to the Concert unwind	**–**	172	–
Costs relating to the demerger of mmO_2	**–**	98	–
BT Retail call centre rationalisation costs	**–**	68	–
BT Wholesale bad debt costs	**–**	79	–
Credit for rates refunds, relating to prior years	**–**	–	(193)
Total exceptional items	**198**	2,696	7
Goodwill amortisation	**20**	121	88
Total amortisation of goodwill and exceptional items	**218**	2,817	95

[a] No charge for the cost of providing incremental pension benefits for employees taking early retirement was made in the year ended 31 March 2001 in view of the combined surplus in the BT Pension Scheme and the amount provided for pension costs within provisions for liabilities and charges.
[b] Amount set aside for the year for allocation of ordinary shares in the company to eligible employees.
[c] Includes £61 million of leaver costs associated with the rationalisation of the BT Retail call centres in the year ended 31 March 2002.

5. Operating costs continued

Discontinued activities	2003 £m	2002 £m	2001 £m
Staff costs:			
Wages and salaries	–	354	489
Social security costs	–	34	40
Pension costs[a] (note 31)	–	15	27
Total staff costs	–	403	556
Own work capitalised	–	(36)	(51)
Depreciation (note 21)	–	414	356
Amortisation and impairment of goodwill and other intangibles (note 20)	–	242	3,095
Payments to telecommunications operators	–	10	66
Other operating costs	–	1,513	2,237
Total operating costs	–	2,546	6,259
Operating costs included the following:			
Early leaver costs	–	5	9
Research and development	–	–	3
Rental costs relating to operating leases, including plant and equipment hire of £nil (2002 – £nil million, 2001 – £2 million)	–	6	10
Amortisation of goodwill and exceptional items comprising:			
Goodwill impairment in subsidiary undertakings	–	–	2,800
Costs relating to the demerger of mmO_2	–	11	–
Write off of subscriber acquisition costs[b]	–	–	7
Write off of Viag Interkom IT systems	–	–	43
Total exceptional items	–	11	2,850
Goodwill amortisation	–	231	285
Total amortisation of goodwill and exceptional items	–	242	3,135

[a] No charge for the cost of providing incremental pension benefits for employees taking early retirement was made in the year ended 31 March 2001 in view of the combined surplus in the BT Pension Scheme and the amount provided for pension costs within provisions for liabilities and charges.
[b] The accounting of all the mmO_2 operating units was aligned; this resulted in a write off of previously capitalised costs in certain non-UK operations.

6. Group's share of operating profit (loss) of associates and joint ventures

The group's share of operating profit (loss) of associates and joint ventures comprised:

	2003 £m	2002 £m	2001 £m
Joint ventures:			
Continuing activities	**119**	(1,483)	(509)
Discontinued activities	**–**	19	(257)
	119	(1,464)	(766)
Associates:			
Continuing activities	**210**	40	(22)
Discontinued activities	**–**	43	391
	210	83	369
Group's share of operating profit (loss) of associates and joint ventures[a]	**329**	(1,381)	(397)

[a] Includes:			
Exceptional costs relating to the impairment of goodwill	**–**	433	200
Exceptional costs relating to the impairment of investments and (release) charge of related exit costs	**(150)**	780	–
Exceptional costs relating to the Concert unwind	**–**	81	–
Exceptional costs relating to write off of subscriber acquisition costs	**–**	–	132
Amortisation of goodwill arising in joint ventures and associates	**2**	53	185

7. Profit on sale of fixed asset investments and group undertakings

In the year ended 31 March 2003, disposals of subsidiary undertakings resulted in losses of £9 million, the consideration received in relation to these disposals was £3 million.

In January 2003, the group sold its 26% interest in Cegetel Groupe SA to Vivendi Universal SA for consideration of €4,000 million (£2,603 million) in cash. The profit on disposal was £1,509 million, before the recognition of an exceptional interest charge of £293 million on closing out fixed interest rate swaps following receipt of the sale proceeds, and includes a write-back of £862 million of goodwill taken directly to reserves before April 1998.

In October 2002, the group sold its 2% interest in Mediaset for consideration of £87 million in cash. The profit on disposal was £14 million.

In May 2002 and November 2002, the group sold its remaining holding of shares in BSkyB, received for the exchange of the residual interest in British Interactive Broadcasting, for consideration of £192 million recognising a profit of £131 million.

In December 2002, the group sold its interest in Blu SpA for consideration of £29 million. The profit on disposal was £19 million.

Other gains of £39 million and losses of £12 million were recognised during the year ended 31 March 2003. These gains and losses included a write-back of £7 million of goodwill taken directly to reserves before April 1998. The consideration received in relation to these disposals was £114 million.

In June 2001, the group sold its interest in the Yell Group comprising mainly the Yellow Pages unit of BT, Yellow Pages Sales Limited and Yellow Book USA Inc. and its subsidiary undertakings. The consideration for this sale was £1,960 million and a profit of £1,128 million was realised. This profit includes a write-back of £9 million of goodwill taken directly to reserves before April 1998.

In December 2001, the group sold its wholly owned subsidiary Clear Communications Limited, which operates in New Zealand, for consideration of £119 million. A loss of £126 million was recognised on this sale, of which £45 million relates to goodwill taken directly to reserves before April 1998.

Other disposals of subsidiary companies in the year ended 31 March 2002 resulted in gains on disposal of £10 million.

A profit of £120 million was recognised for the exchange of the residual interest in British Interactive Broadcasting for BSkyB shares in May 2001. The consideration received was £241 million of BSkyB shares and the profit recognised relates to those shares that were marketable.

In June 2001, the group sold its effective 20% interest in Japan Telecom Co. Limited and its 20% interest in J-Phone Communications Co. Limited to Vodafone plc for £3,075 million in cash. Under the sale agreement, the group also sold shares representing 4.9% of J-Phone Communications Co. Limited obtained by exercising an option in June 2001 for £634 million in cash. The realised profit on the sale of the 20% interest in Japan Telecom Co. Limited and J-Phone Communications Co. Limited, and the sale of the 4.9% share of J-Phone Communications Co. Limited obtained through the exercise of options was £2,358 million.

In June 2001, the group sold its 17.81% interest in Airtel Movil SA to Vodafone plc for £1,084 million in cash. The profit on disposal was £844 million.

Other gains of £135 million and losses of £80 million were also recognised during the year ended 31 March 2002. These gains and losses included a write-back of £14 million of goodwill taken directly to reserves before April 1998. The consideration received in relation to these disposals was £860 million, including deferred and non-cash amounts of £63 million.

7. Profit on sale of fixed asset investments and group undertakings continued

In November 2000, the group sold its 34% stake in sunrise communications, its joint venture in Switzerland, to a fellow shareholder for consideration of £464 million, on which a realised profit of £454 million has been recognised. In December 2000, BT sold off part of its Aeronautical and Maritime division at a profit of £46 million. Reductions in BT's holdings in I.Net SpA and British Interactive Broadcasting Limited resulted in gains of £38 million and £25 million, respectively. Other gains during the 2001 financial year totalled £56 million.

8. Profit on sale of property fixed assets

In December 2001 the group entered into a sale and leaseback transaction with Telereal under which substantially all of the group's interest in most of its UK freehold and long leasehold properties and its obligations in respect of rack rented properties were transferred to Telereal for cash consideration of £2,380 million. Of the total profit from the sale of property in the year to 31 March 2002, £1,019 million relates to this transaction.

9. Amounts written off investments

Amounts written off investments were £7 million (2002 – £535 million, 2001 – £nil). In the year ended 31 March 2002 these were mainly attributable to investments in AT&T Canada, £347 million and Impsat, £157 million.

10. Interest receivable

	2003 £m	2002 £m	2001 £m
Income from listed investments	**2**	5	30
Other interest receivable[a]	**187**	334	352
Group	**189**	339	382
Joint ventures	**1**	14	19
Associates	**5**	7	7
Total interest receivable	**195**	360	408

[a] Includes £25 million of interest on rates refunds received in the year ended 31 March 2001, relating to prior years.

11. Interest payable

	2003 £m	2002 £m	2001 £m
Interest payable and similar charges in respect of:			
Bank loans and overdrafts	**82**	184	181
Other borrowings[ab]	**1,527**	1,695	1,245
Group	**1,609**	1,879	1,426
Joint ventures	**17**	60	176
Associates	**8**	43	120
Total interest payable	**1,634**	1,982	1,722

[a] Includes £293 million charged in the year ended 31 March 2003 on the termination of interest rate swap agreements following the receipt of the Cegetel sale proceeds.
[b] Includes £162 million charged in the year ended 31 March 2002 on the novation of interest rate swap agreements as a consequence of the property sale and leaseback transaction with Telereal.

12. Tax on profit (loss) on ordinary activities

	2003 £m	2002 £m	2001 £m
United Kingdom:			
Corporation tax at 30%	**447**	275	690
Taxation on the group's share of results of associates	**–**	2	6
Taxation on the group's share of results of joint ventures	**–**	–	42
Prior year adjustments	**12**	–	(185)
Non-UK taxation:			
Current	**47**	23	24
Taxation on the group's share of results of associates	**81**	50	33
Taxation on the group's share of results of joint ventures	**–**	34	146
Prior year adjustments	**(26)**	(7)	(20)
Total current taxation	**561**	377	736
Deferred taxation charge (credit) at 30%			
Origination and reversal of timing differences	**(29)**	34	87
Prior year adjustments	**(73)**	32	(111)
Total deferred taxation	**(102)**	66	(24)
Total tax on profit (loss) on ordinary activities	**459**	443	712

The tax credit relating to exceptional items is £139 million (2002 – £143 million credit, 2001 – £22 million charge) of which £nil (2002 – £nil, 2001 – £12 million charge) relates to profit on sale of fixed asset investments and group undertakings, and profit on sale of property fixed assets.

A tax charge on recognised gains and losses not included in the profit and loss account of £16 million (2002 – £11 million, 2001 – £29 million) related to exchange movements offset in reserves.

In the year ended 31 March 2001, the loss on ordinary activities before taxation was £1,031 million, after charging £3,200 million of goodwill impairment, which is not an allowable expense for taxation. In the following table, the effective corporation tax rate is reconciled to the profit of £2,169 million before this impairment charge.

Current tax and total tax on profit on ordinary activities, differs from the amount computed by applying the corporation tax rate to profit on ordinary activities before taxation. The differences were attributable to the following factors:

	2003 %	2002 %	2001 %
UK corporation tax rate	**30.0**	30.0	30.0
Non-deductible depreciation, amortisation and impairment	**0.4**	92.6	9.0
Non-deductible non-UK losses	**3.3**	17.8	11.3
Higher taxes on non-UK profits	**0.4**	0.8	4.0
Excess depreciation over capital allowances	**3.4**	9.7	0.7
Pension provisions and prepayments	**(3.2)**	(11.5)	(4.0)
Other timing differences	**0.7**	(0.5)	(0.7)
Lower effective tax on gain on disposal of fixed asset investments and group undertakings	**(16.5)**	(66.3)	(8.3)
Higher (lower) effective tax on gain on disposal of non qualifying assets	**2.0**	(44.6)	–
Prior year adjustments	**(2.0)**	(0.5)	(9.5)
Other	**(0.8)**	(1.7)	1.4
Current tax – effective corporation tax rate	**17.7**	25.8	33.9
Deferred taxes on excess depreciation over capital allowances	**(3.4)**	(9.7)	(0.7)
Pension provisions and prepayments	**3.2**	11.5	4.0
Other timing differences	**(0.7)**	0.5	0.7
Prior year adjustments	**(2.3)**	2.2	(5.1)
Total tax – effective corporation tax rate	**14.5**	30.3	32.8

Factors that may affect future tax charges

The group operates in countries where the tax rate is different to the UK corporate tax rate, primarily the USA, the Netherlands, the Republic of Ireland, Germany and Spain.

As at 31 March 2003, the group had overseas corporate tax losses estimated to be £1.2 billion which are not recognised as deferred tax assets. In addition, the group has unutilised capital losses estimated to be in excess of £10 billion which were not recognised as deferred tax assets.

13. Minority interests

	2003 £m	2002 £m	2001 £m
Minority interests in profits:			
Group	**4**	7	6
Associates	**8**	16	121
Total minority interests	**12**	23	127

14. Dividends

	2003 pence per share	2002 pence per share	2001 pence per share	2003 £m	2002 £m	2001 £m
Interim dividend paid	**2.25**	–	7.80	**194**	–	571
Proposed final dividend	**4.25**	2.00	–	**366**	173	–
Total dividends	**6.50**	2.00	7.80	**560**	173	571

In addition to the final dividend for the year ended 31 March 2002 of £173 million there was a demerger distribution of £19,490 million, representing the net assets of mmO_2 (including purchased goodwill) as at the date of demerger. Of the demerger distribution, £9 million represents a cash dividend paid by British Telecommunications plc to mmO_2 plc as part of the demerger process.

15. Earnings (loss) per share

The basic earnings (loss) per share are calculated by dividing the profit for the financial year attributable to shareholders by the weighted average number of shares in issue after deducting the company's shares held by employee share ownership trusts.

In calculating the diluted earnings (loss) per share, share options outstanding and other potential ordinary shares have been taken into account.

The weighted average number of shares in the years were:

	2003 millions of shares	2002 millions of shares	2001 millions of shares
Basic	**8,616**	8,307	7,276
Dilutive ordinary shares from share options outstanding and shares held in trust	**52**	70	107
Total diluted	**8,668**	8,377	7,383

Options over 177 million shares (2002 – 16 million, 2001 – nil) were excluded from the calculation of the total diluted number of shares as they were anti-dilutive.

15. Earnings (loss) per share continued

The items in the calculation of earnings (loss) per share before goodwill amortisation and exceptional items in the years were:

	2003 pence per share	2002 pence per share	2001 pence per share	2003 £m	2002 £m	2001 £m
Attributable to exceptional items and goodwill amortisation from continuing activities:						
Property rationalisation costs	**(2.3)**	–	–	**(198)**	–	–
Goodwill impairment in subsidiary undertakings	**–**	(23.5)	(2.7)	**–**	(1,955)	(200)
Asset impairment in subsidiary undertakings	**–**	(3.9)	–	**–**	(324)	–
Costs relating to the Concert unwind	**–**	(3.0)	–	**–**	(253)	–
Costs relating to the demerger of mmO_2	**–**	(1.2)	–	**–**	(98)	–
BT Retail call centre rationalisation costs	**–**	(0.8)	–	**–**	(68)	–
BT Wholesale bad debts costs	**–**	(0.9)	–	**–**	(79)	–
Rates refunds relating to prior years	**–**	–	2.7	**–**	–	193
Write off of subscriber acquisition costs	**–**	–	(1.3)	**–**	–	(96)
Goodwill impairment in associates and joint ventures	**–**	(5.2)	(2.7)	**–**	(433)	(200)
Impairment of investment in associates and joint ventures and release (charge) for related exit costs	**1.8**	(9.4)	–	**150**	(780)	–
Profit on sale of fixed asset investments	**19.8**	2.0	7.3	**1,700**	169	534
(Loss) profit on sale of group undertakings	**(0.1)**	(1.8)	1.2	**(9)**	(148)	84
Profit on sale of property fixed assets	**–**	12.8	–	**–**	1,062	–
Amounts written off investments	**–**	(6.4)	–	**–**	(535)	–
Finance cost of novating interest rate swaps	**(3.4)**	(2.0)	–	**(293)**	(162)	–
Interest receivable on rates refunds, relating to prior years	**–**	–	0.3	**–**	–	25
Goodwill amortisation	**(0.3)**	(2.0)	(2.4)	**(22)**	(162)	(166)
Tax credit (charge)	**1.6**	1.7	(0.7)	**139**	143	(47)
Minority interest	**(0.1)**	–	(0.3)	**(7)**	–	(21)
Net credit (charge) attributable to exceptional items and goodwill amortisation from continuing activities	**17.0**	(43.6)	1.4	**1,460**	(3,623)	106
Attributable to discontinued activities:						
Costs relating to the demerger of mmO_2	**–**	(0.1)	–	**–**	(11)	–
Goodwill impairment in subsidiary undertakings	**–**	–	(38.5)	**–**	–	(2,800)
Write off of Viag Interkom IT Systems	**–**	–	(0.6)	**–**	–	(43)
Write off of subscriber acquisition costs	**–**	–	(0.6)	**–**	–	(43)
Profit on sale of group undertakings	**–**	14.0	–	**–**	1,160	–
Profit on sale of fixed asset investments	**–**	38.6	–	**–**	3,208	1
Goodwill amortisation	**–**	(3.0)	(5.3)	**–**	(243)	(392)
Tax credit	**–**	–	0.4	**–**	–	25
Results of discontinued activities before goodwill amortisation and exceptional items after tax and minority interest	**–**	(2.7)	(1.8)	**–**	(231)	(125)
Net credit (charge) attributable to discontinued activities	**–**	46.8	(46.4)	**–**	3,883	(3,377)
Basic earnings (loss) per share/profit (loss) for the financial year after goodwill amortisation and exceptional items	**31.2**	12.0	(25.7)	**2,686**	995	(1,870)
Less: Basic earnings (loss) per share/profit (loss) for the financial year attributable to discontinued activities	**–**	46.8	(46.4)	**–**	3,883	(3,377)
Basic earnings (loss) per share/profit (loss) for the financial year before discontinued activities	**31.2**	(34.8)	20.7	**2,686**	(2,888)	1,507
Less: Basic earnings (loss) per share/profit (loss) for the financial year attributable to exceptional items and goodwill amortisation from continuing activities	**17.0**	(43.6)	1.4	**1,460**	(3,623)	106
Basic earnings per share/profit for the financial year from continuing activities before goodwill amortisation and exceptional items	**14.2**	8.8	19.3	**1,226**	735	1,401

Earnings per share before goodwill amortisation and exceptional items are provided to help readers evaluate the performance of the group.

16. Reconciliation of operating profit (loss) to operating cash flows

	2003 £m	2002 £m	2001 £m
Group operating profit (loss)	**2,572**	(479)	27
Depreciation	**3,011**	3,680	3,045
Goodwill amortisation and impairment	**24**	2,321	3,386
Decrease (increase) in stocks	**31**	43	(67)
Decrease (increase) in debtors	**764**	(545)	(432)
(Decrease) increase in creditors	**(294)**	803	203
Increase in pension prepayment and decrease in pension liabilities	**(314)**	(537)	(294)
Increase in provisions	**171**	52	72
Other	**58**	(81)	(53)
Net cash inflow from operating activities	**6,023**	5,257	5,887
Analysed as:			
Continuing activities	**6,023**	5,023	5,410
Discontinued activities	**–**	234	477
Net cash inflow from operating activities	**6,023**	5,257	5,887

17. Management of liquid resources

	2003 £m	2002 £m	2001 £m
Purchase of short-term investments and payments into short-term deposits over 3 months	**(3,990)**	(7,601)	(1,344)
Sale of short-term investments and withdrawals from short-term deposits over 3 months	**4,082**	4,695	1,765
Net movement of short-term investments and short-term deposits under 3 months not repayable on demand	**(1,821)**	1,042	(901)
Net cash outflow from management of liquid resources	**(1,729)**	(1,864)	(480)

Movements in all short-term investments and deposits not repayable on demand are reported under the heading of management of liquid resources.

18. Acquisitions and disposals

Acquisition of subsidiary companies and businesses

Year ended 31 March 2003	Concert[a] £m	Other[b] £m	Total £m
Consideration:			
Cash	–	13	**13**
Carrying value of Concert global venture	338	–	**338**
Total	**338**	**13**	**351**

In addition, net cash of £56 million was received in settlement of the unwind of the Concert global venture.

Year ended 31 March 2002	Esat Digifone[c] £m	Other[d] £m	Total £m
Consideration:			
Cash	869	27	**896**
Deferred	–	8	**8**
Total	**869**	**35**	**904**

Year ended 31 March 2001	Viag Interkom[e] £m	Telfort[f] £m	Other[f] £m	Total £m
Consideration:				
Cash	8,770	1,207	160	**10,137**
Carrying value of joint venture wholly acquired	479	235	–	**714**
Total	**9,249**	**1,442**	**160**	**10,851**

In addition, cash of £1,179 million was paid in settlement of deferred consideration on acquisitions in earlier years.

18. Acquisitions and disposals continued

[a]On completion of the unwind of Concert on 1 April 2002, the former Concert businesses, customer accounts and networks were returned to the two parent companies with BT and AT&T each taking ownership of substantially those parts of the Concert global venture originally contributed by them. As part of the settlement with AT&T for the unwind of the Concert global venture BT received net cash of $72 million (£56 million). This net settlement included the receipt of $350 million reflecting the allocation of the businesses and the payment of $278 million to achieve the equal division of specified working capital and other liability balances. The results of the acquired businesses, both pre and post acquisition, cannot be separately identified and, therefore, cannot be reported.

	Book value and fair value £m
Fixed assets	398
Current assets	301
Current liabilities	(405)
Provisions for liabilities and charges	(2)
Long-term debt	(10)
Group's share of original book value and fair value of net assets	282
Net receivable from AT&T	56
Total net assets acquired	338
Goodwill	–
Total cost	**338**

The consideration was satisfied through the unwind of the Concert global venture, the carrying value of which was £338 million. Accordingly there is no further profit or loss on the unwind and no goodwill on the acquisition.

[b]During the year ended 31 March 2003, the acquisition of other subsidiary companies and businesses and the consideration given comprised:

	Book value and fair value £m
Fixed assets	1
Current liabilities	(1)
Group's share of original book value of net assets and fair value to group	–
Goodwill	13
Total cost	**13**

[c]On 18 April 2001, the group took full control of O_2 Communications (Ireland) (formerly Esat Digifone). Under an agreement made in 2000 the group purchased from Telenor its 49.5% interest in Esat Digifone for £869 million. Goodwill arising on the acquisition was being amortised over 20 years until it was demerged with mmO_2.

	Book value and fair value £m
Minority interest	(7)
Group's share of original book value of net liabilities	(7)
Goodwill	876
Total cost	**869**

[d]Other subsidiary companies

During the year ended 31 March 2002, the acquisition of interests in other subsidiary companies and the consideration given comprised:

	Book value and fair value £m
Fixed assets	3
Current assets	5
Current liabilities	(6)
Group's share of original book value of net assets and fair value to group	2
Goodwill	33
Total cost	**35**

18. Acquisitions and disposals continued

[e]On 20 February 2001, the group took full control of Viag Interkom GmbH & Co (Viag Interkom). Under an agreement announced in August 2000, the group purchased from E.ON its 45% interest in Viag Interkom by means of a put option priced at €7.25 billion (£4,562 million). In January 2001, the group acquired the 10% interest in the company previously owned by Telenor for €1.6 billion (£1,032 million). As part of the transactions, the group repaid loans due by Viag Interkom to E.ON and Telenor totalling £3,165 million. The total cash consideration amounted to £8,770 million, including £11 million expenses.

	Book value and fair value £m
Fixed assets	6,728
Current assets	619
Current liabilities	(585)
Long-term liabilities	(2,505)
Group's share of original book value of net assets	4,257
Goodwill	4,992
Total cost	**9,249**

Since the acquisition was made towards the end of the year ended 31 March 2001, the fair values of the identifiable assets and liabilities were determined on a provisional basis which were then confirmed in the 2002 financial year. Goodwill arising on acquisition of Viag Interkom and remaining in the group was being amortised over 20 years until it was partially demerged with mmO_2 and the remaining balance was written off in the 2002 financial year.

The consolidated results of Viag Interkom for the year ended 31 December 2000 and for the period from 1 January 2001 to 19 February 2001, on the basis of its accounting policies, are summarised as follows:

	Period 1 January to 19 February 2001 £m	Year ended 31 December 2000 £m
Group turnover	216	856
Total operating loss	(108)	(686)
Loss before taxation	(160)	(784)
Loss for the financial period	(160)	(784)

[f]Other subsidiary companies

During the year ended 31 March 2001, the acquisition of interests in other subsidiary companies and the consideration given comprised:

Year ended 31 March 2001	Telfort[g] £m	Other £m	**Total £m**
Minority interest	–	31	**31**
Fixed assets	496	–	**496**
Current assets	221	16	**237**
Current liabilities	(261)	–	**(261)**
Group share of original book value of net assets and fair value to group	456	47	**503**
Goodwill	986	113	**1,099**
Total cost	**1,442**	**160**	**1,602**

[g]On 22 June 2000, BT received regulatory approval to acquire the remaining 50% interest of Telfort BV, its provider of fixed and mobile services to businesses and consumers in the Netherlands, that it did not already own for £1,207 million. Goodwill arising on the acquisition of Telfort BV and remaining in the group was being amortised over 20 years until it was partially demerged with mmO_2 and the remaining balance was written off in the 2002 financial year. Telfort BV's loss after tax for the year ended 31 December 1999 was £141 million and its loss for the six months ended 30 June 2000 was £86 million.

[h]On 5 January 2000, BT and AT&T formed their global venture named Concert for the two companies' trans-border communications activities. The venture is jointly owned and controlled. The group contributed the majority of its cross-border international networks, its international traffic, its business with selected multinational customers and its international products for business customers, as well as Concert Communications. AT&T contributed a similar set of assets and businesses.

18. Acquisitions and disposals continued

The book value of the assets contributed by the group to the joint venture comprised:

	£m
Intangible assets	568
Tangible fixed assets	870
Total fixed assets	1,438
Current assets	123
Current liabilities	(183)
Net current liabilities	(60)
Provisions for liabilities and charges	(13)
Long-term debt owed to the BT group	(1,169)
Net assets contributed	**196**

The acquisition of the group's 50% interest in Concert comprised:

	£m
Group's share of Concert's opening net assets (US GAAP)	631
Group's share of US to UK GAAP adjustments	(180)
Group's share of Concert's opening net assets (UK GAAP)	451
Net assets contributed by the group to the joint venture	(196)
Transition costs	(96)
Unrealised gain on the contribution	**159**

The gain on the transfer of the assets is unrealised since the group continues to maintain a 50% interest in the assets contributed. This gain has been taken to a non-distributable reserve and is shown in the statement of total recognised gains and losses for the year ended 31 March 2000. There is no tax charge on the gain.

During the year ended 31 March 2001, the group's share of Concert's opening net assets was amended, due to certain true up contributions, reducing the unrealised gain by £49 million. This is shown in the statement of total recognised gains and losses for the year ended 31 March 2001.

Acquisition of associates and joint ventures

Year ended 31 March 2002	Blu[i] £m
Group share of original book value of net assets and fair value to the group	16
Goodwill	50
Total cost	**66**

Year ended 31 March 2001	Telenordia[j] £m	J-Phone[k] £m
Group share of original book value of net assets and fair value to the group	10	5
Goodwill	84	–
Total cost	**94**	**5**

[i] On 31 January 2002, one of the venture partners in Blu exercised a put option for BT to purchase a 9% interest for £66 million. The cost of £66 million arising on this purchase was written off. In addition in the year ended 31 March 2002 the value of BT's investment was reviewed and provision was made for the associated impairment and exit costs. In December 2002 the group sold its interest in Blu (note 7).

[j] On 8 September 2000, BT increased its existing 33% interest in Telenordia, based in Sweden, to 50% for £94 million. Goodwill was being amortised over 20 years until its disposal in October 2001.

[k] On 8 May 2000, the group acquired a 40% interest in a company, with Japan Telecom owning the other 60% interest, which holds a 74% interest in J-Phone Communications Co. Limited (JPC). JPC in turn acquired controlling interests, averaging 51%, in nine regional Japanese mobile phone J-Phone companies. These J-Phone companies merged into three larger regional companies during the year ended 31 March 2001. Japan Telecom also held a direct 18% interest in the J-Phone companies.

During the year ended 31 March 2001, the group held an effective 23% interest in J-Phone. The impact of the combined J-Phone/Japan Telecom ownership structure, however, led the group to reflect 63% of the J-Phone results at the turnover and operating profit levels and all items below including interest and taxation, in accordance with the requirements of FRS 9. In June 2001, the group sold this interest (note 7).

18. Acquisitions and disposals continued

Disposal of subsidiaries and the demerger of mmO_2

In the year ended 31 March 2003, BT disposed of subsidiaries with net assets of £12 million. Consideration amounted to £3 million resulting in a loss on disposal of £9 million.

The table below analyses the disposal of subsidiaries and the demerger of mmO_2 for the year ended 31 March 2002.

Year ended 31 March 2002	mmO_2 [l] £m	Yell [m] £m	Other £m	**Total £m**
Net assets demerged or disposed of:				
Fixed assets	20,459	467	211	**21,137**
Stocks	109	98	–	**207**
Debtors	1,381	400	19	**1,800**
Cash	121	21	7	**149**
Creditors: amounts falling due within one year	(1,790)	(153)	(46)	**(1,989)**
Creditors: amounts falling due after more than one year	–	(10)	–	**(10)**
Provisions	(229)	–	–	**(229)**
Intercompany loans	(561)	–	–	**(561)**
Goodwill previously written off to reserves	–	9	44	**53**
Net assets disposed of	19,490	832	235	**20,557**
Profit (loss) on disposal	–	1,128	(116)	**1,012**
Consideration	**19,490**	**1,960**	**119**	**21,569**
Cash	–	1,859	119	**1,978**
Demerger distribution	19,490	–	–	**19,490**
Loan notes	–	60	–	**60**
Other	–	41	–	**41**
Total	**19,490**	**1,960**	**119**	**21,569**

In addition £9 million deferred consideration was received during the year ended 31 March 2002 in settlement of the disposals on 18 July 1999 of BT New Towns Cable and Westminster Cable Limited.

Amounts included in the cash flow statement for the year ended 31 March 2002 attributable to mmO_2 and Yell and the results of mmO_2 and Yell included in the results for the 2002 financial year to the date of demerger and disposal respectively were:

	mmO_2 £m	Yell £m
Net cash flow from operating activities	227	7
Capital expenditure	865	2
Decrease in cash in the year	(262)	(4)
Results of mmO_2 and Yell included to date of demerger/disposal:		
Group turnover	2,665	171
Total operating (loss) profit	(461)	33
(Loss) profit before taxation	(569)	27
Taxation charge	(24)	(9)
(Loss) profit for the financial year	(593)	18

[l] On 19 November 2001 BT completed the demerger of mmO_2, the group's former mobile phone business in Europe. mmO_2 consists of O_2 UK Limited (formerly BT Cellnet Limited), O_2 Communications (Ireland) Limited (formerly Esat Digifone Limited), Telfort Mobiel BV, Viag Interkom GmbH & Co, Manx Telecom and Genie.

[m] On 22 June 2001, BT completed the sale of the Yell Group. The Yell Group consisted of the Yellow Pages division of British Telecommunications plc, Yellow Pages Sales Limited and Yellow Book USA Inc., and its group undertakings.

19. Net debt

	At 1 April 2002 £m	Cash flow £m	Acquisition of subsidiary undertakings £m	Other non-cash changes £m	Currency movement £m	At 31 March 2003 £m
Analysis of net debt						
Cash in hand and at bank	158	(67)	–	–	–	**91**
Overnight deposits	232	36	–	–	–	**268**
Bank overdrafts	(16)	12	–	–	–	**(4)**
	374	(19)	–	–	–	**355**
Other current asset investments	4,349	1,729	23	(13)	(16)	**6,072**
Short-term investments and cash, less bank overdrafts	4,723	1,710	23	(13)	(16)	**6,427**
Debt due within one year, excluding bank overdrafts	(2,179)	2,109	–	(2,414)	(60)	**(2,544)**
Debt due after one year	(16,245)	406	(10)	2,384	9	**(13,456)**
Total debt, excluding bank overdrafts	(18,424)	2,515	(10)	(30)	(51)	**(16,000)**
Net debt	(13,701)	4,225	13	(43)	(67)	**(9,573)**

	2003 £m	2002 £m	2001 £m
Reconciliation of net cash flow to movement in net debt			
(Decrease) increase in cash in the year	**(19)**	90	128
Cash outflow (inflow) from decrease (increase) in debt	**2,515**	11,976	(19,550)
Cash outflow from increase in liquid resources	**1,729**	1,864	480
Decrease (increase) in net debt resulting from cash flows	**4,225**	13,930	(18,942)
Currency and translation movements	**(67)**	(32)	(26)
Decrease (increase) in debt on disposal (acquisition) of subsidiary undertakings	**13**	75	(48)
Other non-cash movements	**(43)**	268	(226)
Decrease (increase) in net debt in the year	**4,128**	14,241	(19,242)
Net debt at 1 April	**(13,701)**	(27,942)	(8,700)
Net debt at 31 March	**(9,573)**	(13,701)	(27,942)

On the demerger, mmO_2 had net debt of approximately £500 million of which BT Group was owed approximately £440 million in addition to ordinary trading account balances. mmO_2 repaid this loan to BT Group on 19 November 2001.

20. Intangible assets

	Goodwill £m	Telecommuni-cation licences £m	Total £m
Cost			
1 April 2002	2,588	21	2,609
Acquisitions	13	–	13
Currency movements	(23)	–	(23)
Total cost at 31 March 2003	**2,578**	**21**	**2,599**
Amortisation			
1 April 2002	2,351	6	2,357
Charge for the year	20	4	24
Total amortisation at 31 March 2003	**2,371**	**10**	**2,381**
Net book value at 31 March 2003	**207**	**11**	**218**
Net book value at 31 March 2002	237	15	252

21. Tangible fixed assets

	Land and buildings[a] £m	Plant and equipment £m	Assets in course of construction £m	Total £m
Cost				
1 April 2002	984	32,745	1,183	34,912
Acquisitions of subsidiary undertakings	48	279	167	494
Additions[b]	9	489	1,956	2,454
Transfers	48	2,257	(2,305)	–
Disposal of subsidiary undertakings	–	(8)	–	(8)
Other disposals and adjustments	(147)	(1,596)	(34)	(1,777)
Currency movements	13	180	(9)	184
Total cost at 31 March 2003	**955**	**34,346**	**958**	**36,259**
Depreciation				
1 April 2002	413	18,475	–	18,888
Acquisitions of subsidiary undertakings	2	96	–	98
Charge for the year	66	2,945	–	3,011
Disposal of subsidiary undertakings	–	(5)	–	(5)
Other disposals and adjustments	(134)	(1,537)	–	(1,671)
Currency movements	5	90	–	95
Total depreciation at 31 March 2003	**352**	**20,064**	**–**	**20,416**
Net book value at 31 March 2003	**603**	**14,282**	**958**	**15,843**
Engineering stores	–	–	45	45
Total tangible fixed assets at 31 March 2003	**603**	**14,282**	**1,003**	**15,888**
Net book value at 31 March 2002	571	14,270	1,183	16,024
Engineering stores	–	–	54	54
Total tangible fixed assets at 31 March 2002	571	14,270	1,237	16,078

	2003 £m	2002 £m
[a]The net book value of land and buildings comprised:		
Freehold	**374**	343
Long leases (over 50 years unexpired)	**27**	34
Short leases	**202**	194
Total net book value of land and buildings	**603**	571

	2003 £m	2002 £m
[b]Expenditure on tangible fixed assets comprised:		
Plant and equipment		
Transmission equipment	**1,277**	1,373
Exchange equipment	**228**	428
Other network equipment	**466**	694
Computers and office equipment	**281**	273
Motor vehicles and other	**162**	189
Land and buildings	**40**	153
	2,454	3,110
Decrease in engineering stores	**(9)**	(10)
Total continuing activities	**2,445**	3,100
Total discontinued activities	**–**	808
Total expenditure on tangible fixed assets	**2,445**	3,908

22. Fixed asset investments

	Interests in associates and joint ventures[b] Shares £m	Loans £m	Share of post acquisition losses £m	Other investments[c] £m	Total £m
Cost					
1 April 2002	3,673	22	(795)	1,240	4,140
Additions	46	107	–	–	153
Acquisitions of subsidiary undertakings	–	–	–	3	3
Disposals	(1,652)	–	180	(664)	(2,136)
Unwind of Concert joint venture	(1,475)	–	314	–	(1,161)
Share of profits for the year	–	–	49	–	49
Repayments and other transfers	(3)	(110)	16	1	(96)
Currency movements	6	1	–	5	12
Total cost at 31 March 2003	**595**	**20**	**(236)**	**585**	**964**
Provisions and amounts written off					
1 April 2002	(2,222)	–	–	(697)	(2,919)
Goodwill amortisation for the year	(2)	–	–	–	(2)
Disposals	1,179	–	–	540	1,719
Unwind of Concert joint venture	823	–	–	–	823
Repayments and other transfers	1	–	–	(1)	–
Increase in the year	–	–	–	(30)	(30)
Total provisions and amounts written off at 31 March 2003	**(221)**	**–**	**–**	**(188)**	**(409)**
Net book value at 31 March 2003	**374**	**20**	**(236)**	**397**	**555**
Net book value at 31 March 2002	1,451	22	(795)	543	1,221

[a] Subsidiary undertakings, associates and joint ventures

Details of the principal operating subsidiary undertakings, joint ventures and associates are set out on page 135.

[b] Associates and joint ventures

	2003 £m	2002 £m
Associates:		
Goodwill	**1**	15
Loans	**1**	1
Share of other net assets	**25**	208
Total associates	**27**	224
Joint ventures:		
Loans	**19**	21
Share of other net assets	**112**	433
Total joint ventures	**131**	454
Net book value at 31 March	**158**	678

22. Fixed asset investments continued

The group's proportionate share of its associates' and joint ventures' assets and liabilities, in aggregate, at 31 March was as follows:

	2003 £m	2002 £m
Fixed assets	**570**	1,668
Current assets	**186**	1,973
Current liabilities	**(344)**	(2,362)
Net current liabilities	**(158)**	(389)
Long-term liabilities	**(271)**	(558)
Minority interests	**(4)**	(66)
Share of net assets	**137**	655

The group's proportionate share of its associates' and joint ventures' profits less losses before taxation excluding minority interests totalled £310 million (losses less profits 2002 – £1,463 million, losses less profits 2001 – £667 million) and its share of their profits less losses attributable to shareholders excluding minority interests totalled £229 million for the year ended 31 March 2003 (losses less profits 2002 – £1,548 million, losses less profits 2001 – £895 million).

Up to 21 August 2001, the group had a 74.5% interest in e-escape Limited, a UK telecommunications service provider, having acquired an additional 25.5% on 19 December 2000. This additional interest was not for holding as a long-term investment and was sold on 22 August 2001. For this reason, the investment in this company continued to be accounted for on the equity basis. For the period to 21 August 2001, e-escape's turnover was £1 million and it incurred a loss after taxation of £2 million. Purchases from the group amounted to £1 million.

[c] Other investments

Other investments include ordinary shares of the company, with a net book value of £61 million (2002 – £69 million) and a market value of £50 million (2002 – £69 million), held in trust for the BT Incentive Share Plan, the BT Retention Share Plan, the BT Executive Share Plan and the BT Deferred Bonus Plan (note 34). They also include ordinary shares of the company, with a net book value of £37 million (2002 – £108 million) and a market value of £25 million (2002 – £127 million), held in trust for employee sharesave schemes. In the group balance sheet at 31 March 2003, listed investments were held with a book value of £22 million (2002 – £94 million) and a market value of £15 million (2002 – £171 million).

23. Debtors

	2003 £m	2002 £m
Trade debtors[a]	**2,240**	2,393
Amounts owed by joint ventures (trading)	**9**	582
Amounts owed by associates (trading)	**–**	1
Other debtors	**517**	664
Accrued income	**1,486**	1,262
Pension fund prepayment[b]	**630**	231
Other prepayments	**161**	139
Total debtors	**5,043**	5,272

[a] Trade debtors are stated after deducting £491 million (2002 – £450 million) for doubtful debts. The amount charged to the group profit and loss account for doubtful debts for the year ended 31 March 2003 was £264 million (2002 – £369 million including an exceptional charge of £79 million, 2001 – £227 million).

[b] Falling due after more than one year.

24. Current asset investments

	2003 £m	2002 £m
Listed investments	**267**	231
Other short-term deposits and investments[a]	**6,073**	4,350
Total current asset investments	**6,340**	4,581
Market value of listed investments	**268**	246

[a] Included within other short-term deposits and investments is £149 million invested with a swap counterparty. The counterparty has security over this investment in the event of BT defaulting on the swap.

25. Loans and other borrowings

	2003 £m	2002 £m
US dollar 8.875% notes 2030 (minimum 8.625%[a])	**1,928**	1,928
5.75% bonds 2028	**596**	596
3.5% indexed linked notes 2025	**262**	258
8.625% bonds 2020	**297**	296
7.75% notes 2016 (minimum 7.5%[a])	**691**	690
Euro 7.125% notes 2011 (minimum 6.875%[a])	**1,368**	1,368
US dollar 8.375% notes 2010 (minimum 8.125%[a])	**2,049**	2,072
US dollar 8.765% bonds 2009	**138**	138
Euro 11.875% senior notes 2009	**3**	129
US dollar 11.875% senior notes 2008	**–**	124
US dollar 7% notes 2007	**606**	605
12.25% bonds 2006	**229**	229
7.375% notes 2006 (minimum 7.125%[a])	**398**	397
Euro 6.375% notes 2006 (minimum 6.125%[a])	**1,858**	1,857
US dollar 7.875% notes 2005 (minimum 7.624%[a])	**1,942**	2,066
US dollar 6.75% bonds 2004	**604**	604
Euro 5.875% notes 2004 (minimum 5.625%[a])	**1,087**	1,085
US dollar floating rate notes 2003[a]	**761**	761
7.125% bonds 2003	**500**	499
12.25% bonds 2003	**–**	180
Euro floating rate notes 2003[a]	**–**	611
US dollar 6.75% notes 2002	**–**	830
Total listed bonds, debentures and notes	**15,317**	17,323
Lease finance	**13**	4
Bank loans due 2001-2009 (average effective interest rate 9.8%)	**558**	659
Floating rate note 2001-2009 (average effective interest rate 4.1%)	**112**	126
Other loans	**–**	123
Bank overdrafts and other short-term borrowings	**4**	16
Euro Medium Term Notes	**–**	125
Commercial paper	**–**	64
Total loans and other borrowings	**16,004**	18,440

[a] The interest rate payable on these notes will be subject to adjustment from time to time if either Moody's or Standard and Poor's (S&P) reduces the rating ascribed to the group's senior unsecured debt below A3 in the case of Moody's or below A minus in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody's or S&P subsequently increase the rating ascribed to the group's senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the table above.

25. Loans and other borrowings continued

Apart from the lease finance all borrowings at 31 March 2003 are unsecured. Lease finance is repayable by instalments.

	2003 £m	2002 £m
Repayments fall due as follows:		
Within one year, or on demand	**2,548**	2,195
Between one and two years	**846**	2,408
Between two and three years	**4,031**	844
Between three and four years	**501**	4,152
Between four and five years	**606**	497
After five years	**7,472**	8,344
Total due for repayment after more than one year	**13,456**	16,245
Total loans and other borrowings	**16,004**	18,440

26. Other creditors

	2003 £m	2002 £m
Trade creditors	**2,772**	2,396
Amounts owed to joint ventures (trading)	**3**	529
Corporation taxes	**406**	336
Other taxation and social security	**438**	477
Other creditors	**1,389**	1,558
Accrued expenses	**718**	772
Deferred income	**1,040**	954
Dividends payable	**366**	173
Total other creditors	**7,132**	7,195

27. Provisions for liabilities and charges

Provisions for liabilities and charges excluding deferred taxation

	Property provisions[a] £m	Pension provisions[b] £m	Other provisions[c] £m	Total £m
Balances at 1 April 2002	85	29	70	184
Charged against profit for the year	200	4	6	210
Utilised in the year	(27)	–	(8)	(35)
Total provisions at 31 March 2003	**258**	**33**	**68**	**359**

[a] Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties and the onerous lease provision on rationalisation of the group's London office portfolio.
[b] Provision for unfunded pension obligations.
[c] Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation.

Deferred taxation

Deferred tax is provided for in full on certain timing differences, BT does not discount the provision.

	£m
Balance at 1 April 2002	**2,140**
Credit against profit for the year	**(102)**
Transfer to current tax	**(23)**
Acquisition	**2**
Total deferred tax provisions at 31 March 2003	**2,017**

	2003 £m	2002 £m
Tax effect of timing differences due to:		
Excess capital allowances	**2,035**	2,161
Pension prepayment	**167**	69
Other	**(185)**	(90)
Total provision for deferred taxation	**2,017**	2,140

28. Reconciliation of movement in shareholders' funds

	Share capital £m	Share premium account £m	Other reserves £m	Profit and loss account £m	Total £m
Balances at 1 April 2000	7,485	–	(3,345)	9,700	13,840
Employee share option schemes – 78 million shares issued (note 34)	88	–	546	–	634
Movement relating to BT's employee share ownership trust[a]	–	–	–	(359)	(359)
Currency movements (including £65 million net movements in respect of foreign currency borrowings)[b]	–	–	–	429	429
Loss for the financial year	–	–	–	(1,870)	(1,870)
Dividend (7.8p per ordinary share)	–	–	–	(571)	(571)
Adjustment to unrealised gain on transfer of assets and group undertakings to a joint venture	–	–	(49)	–	(49)
Balances at 1 April 2001	7,573	–	(2,848)	7,329	12,054
Rights issue[c]	2,272	–	3,604	–	5,876
Shares issued to special purpose trust[d]	65	–	108	–	173
Other allotments of ordinary shares prior to demerger – 52 million shares issued	61	–	160	–	221
Distribution relating to demerger of mmO_2[e]	–	–	–	(19,490)	(19,490)
Capital reduction on 21 November 2001[f]	(9,537)	–	–	9,537	–
Goodwill, previously written off to reserves, taken back to the profit and loss account[g] (note 7)	–	–	–	68	68
Employee share option schemes – 1 million shares issued (note 34)	–	2	–	–	2
Movement relating to BT's employee share ownership trust[a]	–	–	–	(70)	(70)
Unrealised gain on start up of joint ventures	–	–	5	–	5
Realisation of gain made on start up of joint ventures	–	–	(2)	–	(2)
Movement in other reserves due to demerger	–	–	(2)	–	(2)
Currency movements (including £36 million net movements in respect of foreign currency borrowings)[b]	–	–	–	(15)	(15)
Profit for the financial year	–	–	–	995	995
Dividend (2.0p per ordinary share)	–	–	–	(173)	(173)
Balances at 1 April 2002	434	2	1,025	(1,819)	(358)
Goodwill, previously written off to reserves, taken back to the profit and loss account[g] (note 7)	–	–	–	869	869
Employee share option schemes – 0.2 million shares issued (note 34)	–	–	–	–	–
Transfer between reserves[h]	–	–	(27)	27	–
Currency movements (including £106 million net movements in respect of foreign currency borrowings)[b]	–	–	–	5	5
Profit for the year	–	–	–	2,686	2,686
Dividend (6.5p per ordinary share)	–	–	–	(560)	(560)
Balances at 31 March 2003	**434**	**2**	**998**	**1,208**	**2,642**

[a] During the year ended 31 March 2002 the company issued shares at a market value of £154 million (2001 – £400 million) in respect of the exercise of options awarded under its principal savings-related share option scheme. Employees paid £84 million (2001 – £145 million) to the group for the issue of these shares and the balance of £70 million (2001 – £255 million) comprised contributions to the qualifying employee share ownership trust from group undertakings. The movement relating to BT's Employee Share Ownership Trust in 2001 included the writedown of shares held in trust.

[b] The cumulative foreign currency translation adjustment, which increased retained earnings at 31 March 2003, was £222 million (2002 – £217 million, 2001 – £278 million).

[c] The group's rights issue closed on 15 June 2001, when British Telecommunications plc was the parent company of the group. A total of 1,976 million ordinary shares of 25p each was issued at 300p per share in a 3 for 10 rights issue. Of the total of £5,876 million raised, net of £52 million expenses, £494 million was credited to share capital and £5,382 million to the share premium account of British Telecommunications plc. Following the introduction of BT Group plc as the parent company of the group, the increase in consolidated share capital has been restated to reflect the nominal value of BT Group plc shares and the balance has been credited to other reserves.

[d] In connection with outstanding share options at the date of demerger, 57 million British Telecommunications plc ordinary shares were issued on 14 November 2001 to a special purpose trust. Of the consideration of £173 million, £159 million was credited to the share premium account of British Telecommunications plc. Following the introduction of BT Group plc as the parent company of the group, the increase in consolidated share capital has been restated to reflect the nominal value of BT Group plc shares and the balance has been credited to other reserves.

[e] The demerger distribution of £19,490 million represents the net assets of mmO_2, including purchased goodwill, as at the date of the demerger. See also the note on the face of the group profit and loss account for the year ended 31 March 2002.

[f] Following the approval of the Court, the nominal value of BT Group shares was reduced from 115p per share to 5p per share on 21 November 2001 by way of a reduction of capital under section 135 of the Companies Act 1985. The surplus of £9,537 million arising from this reduction has been credited to group profit and loss reserve.

[g] Aggregate goodwill at 31 March 2003 in respect of acquisitions completed prior to 1 April 1998 of £385 million (2002 – £1,254 million, 2001 – £1,383 million) has been written off against retained earnings in accordance with the group's accounting policy. The goodwill written off against retained earnings will be charged in the profit and loss account on the subsequent disposal of the business to which it related.

[h] Release of statutory reserves in subsidiary undertakings on cessation of associated activities.

29. Related party transactions

In the year ended 31 March 2003, the group's turnover with its associates and joint ventures amounted to £3 million (2002 – £15 million, 2001 – £21 million) and the group purchased £69 million (2002 – £99 million, 2001 – £63 million) in services and products from these undertakings. Interest for the year of £nil (2002 – £1 million, 2001 – £81 million) was receivable on debt due from these undertakings. The amount of debt outstanding with these undertakings, at 31 March 2003, was £20 million (2002 – £22 million). The maximum debt outstanding during the year was £92 million (2002 – £73 million). As at the latest practicable date, 30 April 2003, the amount of debt outstanding was £20 million.

There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.

30. Financial commitments, contingent liabilities and subsequent events

	2003 £m	2002 £m
Contracts placed for capital expenditure not provided in the accounts	**616**	740
Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:		
Within one year	**11**	13
Between one and five years	**26**	11
After five years	**317**	314
Total payable within one year	**354**	338

Future minimum operating lease payments for the group at 31 March 2003 were as follows:

	2003 £m
Payable in the year ending 31 March:	
2003	**354**
2004	**347**
2005	**351**
2006	**354**
2007	**357**
Thereafter	**9,597**
Total future minimum operating lease payments	**11,360**

Operating lease commitments were mainly in respect of leases of land and buildings.

At 31 March 2003, other than disclosed below there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group's business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

The group has provided guarantees relating to certain leases entered into by O_2 UK Limited prior to its demerger with mmO_2 on 19 November 2001, amounting to US$96 million (£61 million) as at 31 March 2003. mmO_2 plc has given BT a counterindemnity for these guarantees.

The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.

Proceedings have been initiated in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. The first hearing has been scheduled for 11 July 2003, in Rome. If the proceedings are successful, BT could be held liable, with others, for any damages. The company has concluded that it is not appropriate to make a provision in respect of any such potential claim.

31. Pension costs

Background

The group continues to account for pension costs in accordance with UK Statement of Standard Accounting Practice No. 24 ''Pension Costs'' (SSAP 24). In addition, disclosures have been presented in accordance with Financial Reporting Standard No. 17 ''Retirement Benefits'' (FRS 17).

The group offers retirement plans to its employees. The group's main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees' length of service and final pensionable pay. The BTPS is funded through a legally separate trustee administered fund. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme. Under this defined contribution scheme the profit and loss charge represents the contribution paid by the group based upon a fixed percentage of employees' pay.

The total pension costs of the group (including discontinued activities) expensed within staff costs in the year was £322 million (2002 – £382 million, 2001 – £326 million), of which £314 million (2002 – £373 million, 2001 – £315 million) related to the group's main defined benefit pension scheme, the BTPS. The decline in the pension cost reflects the reduction in the number of active members of the BTPS and the interest credit relating to the balance sheet prepayment. This total pension cost includes the cost of providing enhanced pension benefits to leavers, which amounted to £60 million (2002 – £46 million, 2001 – £nil). In the year ended 31 March 2002 this profit and loss charge of £46 million was not the full cash cost of £186 million because there was a pension fund accounting surplus, including the provision on the balance sheet of £140 million that was fully utilised before making a charge to the profit and loss account.

The pension cost applicable to defined contribution schemes in the year ended 31 March 2003 was £4 million, (2002 – £5 million, 2001 – £nil), and £0.4 million (2002 – £0.3 million, 2001 – £nil) of contributions to the schemes were outstanding at 31 March 2003.

The group occupies seven properties owned by the scheme on which an annual rental of £3 million is payable. The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2003, the UK equities included 37 million (2002 – 55 million, 2001 – 51 million) ordinary shares of the company with a market value of £58 million (2002 – £154 million, 2001 – £258 million).

BT Pension Scheme

Funding valuation

A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The triennial valuation as at 31 December 2002 forms the basis of determining the group's pension fund contributions for the year ending 31 March 2004 and future periods until the next valuation is completed. The funding valuation is performed at 31 December because this is the financial year end of the BTPS.

The valuation basis for funding purposes is broadly as follows:

- scheme assets are valued at market value at the valuation date; and
- scheme liabilities are measured using a projected unit method and discounted at the estimated rate of return reflecting the assets of the scheme.

The last three triennial valuations were determined using the following long-term assumptions:

	Real rates (per annum)			Nominal rates (per annum)		
	2002 valuation %	1999 valuation %	1996 valuation %	2002 valuation %	1999 valuation %	1996 valuation %
Return on existing assets, relative to market values	4.52	2.38	3.80	7.13	5.45	7.95
(after allowing for an annual increase in dividends of)	1.00	1.00	0.75	3.53	4.03	4.78
Return on future investments	4.00	4.00	4.25	6.60	7.12	8.42
Average increase in retail price index	–	–	–	2.50	3.00	4.00
Average future increases in wages and salaries	1.50*	1.75	1.75	4.04*	4.80	5.82
Average increase in pensions	–	–	–	2.50	3.00	3.75-4.00

*There is a short term reduction in the real salary growth assumption to 1.25% for the first three years.

31. Pension costs continued

The mortality assumption reflects improvements in life expectancy since the 1999 valuation and incorporates further future improvements.

The assumed rate of investment return, salary increases and mortality all have a significant effect on the funding valuation. A 0.25 percentage point change in these assumptions would have the following effects on the funding deficit:

	Impact on funding deficit	
	Increase £bn	Decrease £bn
0.25 percentage point change in:		
Investment return	(0.9)	0.9
Wage and salary increases	0.2	(0.2)

An additional year of life expectancy would result in a £0.7 billion increase in the deficit.

At 31 December 2002, the assets of the BTPS had a market value of £22.8 billion (1999 – £29.7 billion) and were sufficient to cover 91.6% (1999 – 96.8%) of the benefits accrued by that date, after allowing for expected future increases in wages and salaries but not taking into account the costs of providing incremental pension benefits for employees leaving under release schemes since that date. This represents a funding deficit of £2.1 billion compared to £1.0 billion at 31 December 1999. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary's view of the median estimate basis, the funding deficit would have been reduced to £0.4 billion. Although the current market value of equity investments has fallen, the investment income and contributions received by the scheme exceeded the benefits paid by £0.3 billion in the year ended 31 December 2002. As a result of the triennial funding valuation the group has agreed to make employer's contributions at a rate of 12.2% of pensionable pay from April 2003 and annual deficiency payments of £232 million. This compares to the employer's contribution rate of 11.6% and annual deficiency payments of £200 million that were determined under the 1999 funding valuation. In the year ended 31 March 2003, the group made regular contributions of £278 million (2002 – £303 million, 2001 – £308 million) and additional special contributions for enhanced pension benefits to leavers in the year ended 31 December 2001 of £129 million in the 2003 financial year (2002 – £400 million, 2001 – £100 million) and deficiency contributions of £200 million (2002 – £200 million, 2001 – £200 million). The group will also pay a special contribution in December 2003, which is expected to amount to approximately £100 million in respect of early leavers in the year ended 31 December 2002 which has already been reflected in the profit and loss account.

Under the terms of the trust deed that governs the BTPS the group is required to have a funding plan that should address the deficit over a maximum period of 20 years whilst the agreed funding plan addresses the deficit over a period of 15 years. The group will continue to make annual deficiency payments until the deficit is made good.

The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit method, the current service cost, as a proportion of the active members' pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.

SSAP 24 accounting valuation

The SSAP 24 valuation is broadly on the following basis:

- scheme assets are valued at market value; and
- scheme liabilities are measured using the projected unit method and discounted at the estimated rate of return reflecting the assets of the scheme.

For the purpose of determining the group's pension expenses under SSAP 24 in the years ended 31 March 2003, 2002 and 2001, the same assumptions were used as set out above for the December 1999 funding valuation, with the exception that, over the long term, it has been assumed that the return on the existing assets of the scheme, relative to market values, would be a nominal 5.6% per annum (allowing for real equity dividend growth of 1.25% per annum). This equates to a real return of 2.5% per annum rather than the more conservative funding valuation, which used a real return of 2.4% per annum.

At 31 March 2000 there was a SSAP 24 deficit of £0.2 billion and the regular cost for the 2003, 2002 and 2001 financial years was 11.6% of pensionable salaries based on the 31 March 2000 SSAP 24 valuation.

The pension cost for the 2004 financial year will be based upon the 31 March 2003 SSAP 24 valuation. At 31 March 2003 there was a SSAP 24 deficit of £1.4 billion, before taking account of the balance sheet prepayment and the regular cost will be 11.3% of pensionable salaries. The SSAP 24 valuation at 31 March 2003 is based on the 31 December 2002 funding valuation rolled forward, and uses the same assumptions as set out above, with the following exceptions:

- return on existing assets is assumed to be a nominal 7.1% per annum, which equates to a real return of 4.7%;
- average increase in retail price index is assumed to be 2.25% per annum; and
- the average future increases in wages and salaries is assumed to include a short term reduction in the real salary growth assumption to 0.75% for the first three years, before returning to 1.5%.

31. Pension costs continued

The cumulative difference since the adoption of SSAP 24 between the cash contributions paid by the group to the pension scheme and the profit and loss charge is reflected on the balance sheet. The cumulative cash contributions exceed the profit and loss charge and the resulting difference is shown as a prepayment on the balance sheet. At 31 March 2003 the prepayment was £630 million (2002 – £231 million) with the increase being principally due to the additional special and deficiency contributions in the year.

The pension charge to the profit and loss account will also include the amortisation of the combined pension fund position and pension prepayment over the average remaining service lives of scheme members, which amounts to 13 years, and the cost of enhanced pension benefits provided to leavers.

FRS 17 – Retirement benefits

The group continues to account for pensions in accordance with SSAP 24. Full implementation of FRS 17 has been deferred by the Accounting Standards Board until accounting periods commencing on or after 1 January 2005. The requirements for disclosure under FRS 17 remain in force between its issue and full implementation, and the required information is set out below. FRS 17 specifies how key assumptions should be derived and applied. These assumptions are often different to the assumptions adopted by the pension scheme actuary and trustees in determining the funding position of pension schemes. The accounting requirements under FRS 17 are broadly as follows:

- scheme assets are valued at market value at the balance sheet date;
- scheme liabilities are measured using a projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term to the liability; and
- movement in the scheme surplus/deficit is split between operating charges and financing items in the profit and loss account and, in the statement of total recognised gains and losses, actuarial gains and losses.

The financial assumptions used to calculate the BTPS liabilities under FRS 17 at 31 March 2003 are:

	Real rates (per annum)		Nominal rates (per annum)	
	2003 %	2002 %	**2003 %**	2002 %
Average future increases in wages and salaries	**1.50***	1.50	**3.78***	4.04
Average increase in pensions in payment and deferred pensions	**–**	–	**2.25**	2.50
Rate used to discount scheme liabilities	**3.08**	3.41	**5.40**	6.00
Inflation – average increase in retail price index	**–**	–	**2.25**	2.50

*There is a short term reduction in the real salary growth assumption to 0.75% for the first three years.

The expected nominal rate of return and fair values of the assets of the BTPS at 31 March were:

	31 March 2003			31 March 2002		
	Expected long-term rate of return (per annum) %	**Asset fair value £bn**	**%**	Expected long-term rate of return (per annum) %	Asset fair value £bn	%
UK equities	**8.2**	**7.4**	**34**	8.0	11.1	41
Non-UK equities	**8.2**	**6.4**	**30**	8.0	8.1	30
Fixed-interest securities	**5.2**	**3.1**	**14**	5.6	3.0	11
Index-linked securities	**4.3**	**1.7**	**8**	4.8	1.9	7
Property	**7.0**	**3.3**	**15**	7.0	2.8	10
Cash and other	**4.0**	**(0.4)**	**(1)**	4.5	0.2	1
Total	**7.4**	**21.5**	**100**	7.4	27.1	100

31. Pension costs continued

The long-term expected rate of return on investments does not affect the level of the deficit but does affect the level of the expected return on assets within the net finance cost charged to the profit and loss account under FRS 17.

The net pension deficit set out below under FRS 17 is as if this standard was fully applied. The fair value of the BTPS assets, the present value of the BTPS liabilities based on the financial assumptions set out above, and the resulting deficit, together with those of unfunded pension liabilities at 31 March 2003 are shown below. The fair value of the BTPS assets is not intended to be realised in the short term and may be subject to significant change before it is realised. The present value of the liabilities is derived from long-term cash flow projections and is thus inherently uncertain.

	31 March 2003			31 March 2002		
	Assets £m	**Present value of liabilities £m**	**Deficit £m**	Assets £m	Present value of liabilities £m	Deficit £m
BTPS	**21,500**	**30,500**	**9,000**	27,100	28,900	1,800
Other liabilities	**–**	**33**	**33**	–	30	30
Total deficit			**9,033**			1,830
Deferred tax asset at 30%			**(2,710)**			(549)
Net pension liability			**6,323**			1,281

If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March would be as follows:

	31 March 2003 £m	31 March 2002 £m
Net assets (deficiency)		
Net assets (deficiency), as reported	**2,642**	(358)
SSAP 24 pension prepayment (net of deferred tax)	**(441)**	(162)
SSAP 24 pension provision (net of deferred tax)	**23**	20
Net pension liability under FRS 17	**(6,323)**	(1,281)
Net deficiency including net pension liability	**(4,099)**	(1,781)

	31 March 2003 £m	31 March 2002 £m
Profit and loss reserve		
Profit and loss reserve, as reported	**1,208**	(1,819)
SSAP 24 pension prepayment (net of deferred tax)	**(441)**	(162)
SSAP 24 pension provision (net of deferred tax)	**23**	20
Net pension liability under FRS 17	**(6,323)**	(1,281)
Profit and loss reserve including net pension liability	**(5,533)**	(3,242)

On the basis of the above assumptions and in compliance with FRS 17 the amounts that would have been charged to the consolidated profit and loss account and the statement of total recognised gains and losses for the year ended 31 March 2003 would be as follows:

	2003 £m
Analysis of amounts that would be charged to operating profit on an FRS 17 basis	
Current service cost	**444**
Past service cost	**60**
Total operating charge	**504**
Amount that would be charged (credited) to net interest payable on an FRS 17 basis	
Expected return on pension scheme assets	**(1,983)**
Interest on pension scheme liabilities	**1,694**
Net finance expense (return)	**(289)**
Amount that would be charged to profit before taxation on an FRS 17 basis	**215**
Analysis of the amount that would be recognised in the consolidated statement of total recognised gains and losses on an FRS 17 basis	
Expected return less actual return on pension scheme assets	**6,995**
Experience (gains) losses arising on pension scheme liabilities	**(1,056)**
Changes in assumptions underlying the present value of the pension scheme liabilities	**1,660**
Actuarial loss recognised	**7,599**

31. Pension costs continued

The net pension cost of £215 million for the year ended 31 March 2003 under FRS 17 is £107 million lower than the profit and loss charge recognised under SSAP 24.

The movements in the net pension liability, on an FRS 17 basis, during the year ended 31 March 2003 were:

	£m
Deficit at 1 April 2002	1,830
Current service cost	444
Contributions	(611)
Past service costs	60
Other finance income	(289)
Actuarial loss recognised	7,599
Deficit at 31 March 2003	**9,033**
Net pension liability, post tax, at 31 March 2003	**6,323**

The history of experience gains (losses) which would have been recognised under FRS 17 were:

Difference between expected and actual return on scheme assets:	
Amount (£m)	(6,995)
Percentage of scheme assets	32.5%
Experience gains and losses on scheme liabilities:	
Amount (£m)	1,056
Percentage of the present value of scheme liabilities	3.5%
Total amount recognised in statement of total recognised gains and losses:	
Amount (£m)	(7,599)
Percentage of the present value of scheme liabilities	24.9%

32. Directors

Directors' emoluments

The emoluments of the directors for the year ended 31 March 2003 and the benefits received under the long-term incentive plans were, in summary, as follows:

	2003 £000	2002 £000	2001 £000
Salaries	**3,212**	2,223	2,199
Performance-related and special bonus	**2,309**	1,691	1,036
Deferred bonus in shares	**1,484**	492	531
Other benefits	**644**	160	182
	7,649	4,566	3,948
Payments to non-executive directors	**294**	414	388
Total emoluments	**7,943**	4,980	4,336
Gain on the exercise of share options[a]	**–**	75	–
Value of shares vested under the Executive Share Plan and Retention Share Plan[b]	**411**	483	782

[a] The amount for the year ended 31 March 2002 is entirely attributable to former directors.
[b] The amount for the year ended 31 March 2001 is entirely attributable to former directors.

More detailed information concerning directors' remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the report on directors' remuneration on pages 58 to 72.

33. People employed

	2003		2002		2001	
	Year end '000	**Average '000**	Year end '000	Average '000	Year end '000	Average '000
Number of employees in the group:						
UK	**96.3**	**98.4**	100.1	104.9	106.4	109.7
Non-UK	**8.4**	**9.0**	8.5	9.7	10.4	8.6
Total continuing activities	**104.7**	**107.4**	108.6	114.6	116.8	118.3
UK	**–**	**–**	–	5.8	11.5	10.6
Non-UK	**–**	**–**	–	4.4	8.7	4.5
Total discontinued activities	**–**	**–**	–	10.2	20.2	15.1
Total employees	**104.7**	**107.4**	108.6	124.8	137.0	133.4

34. Employee share schemes

The company has a share ownership scheme used for employee share allocations (profit sharing), an employee share investment plan, savings-related share option schemes for its employees and those of participating subsidiaries, further share option schemes for selected group employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives.

Share option schemes

The major share option scheme, the BT Group Employee Sharesave Scheme, is savings related and the share options are normally exercisable on completion of a three or five year Save As You Earn contract. A similar savings related scheme exists for group employees based outside the UK.

Following the scheme of arrangement and demerger in November 2001, all options under the savings related schemes became exercisable for a period of six months. On expiry of this period, these options lapsed to the extent to which they had not been exercised. Shortly before the scheme of arrangement, 57 million shares were allotted to a special purpose trust to satisfy options which were likely to be exercised during that six month period.

Participants in the BT Share Option Scheme, the BT US Stock Option Plan, the BT Worldwide Share Option Scheme, and the BT Global Share Option Plan (the Executive Option Plans) were given the opportunity to (i) conditionally on the scheme of arrangement being sanctioned by the Court, release their options over British Telecommunications plc shares in consideration for the grant of options in their employer's new holding company (BT Group plc or mmO_2 plc); or (ii) if their options were already exercisable, exercise their options over ordinary shares irrespective of whether the scheme of arrangement was sanctioned by the Court; or (iii) if their options were not already exercisable, conditionally on the scheme of arrangement being sanctioned by the Court, exercise their options immediately following that time but prior to the reduction of BT Group's share capital.

To the extent that they had not already been exercised, these options lapsed on 16 November 2001, the effective date of the scheme of arrangement.

On 17 December 2001, replacement unapproved options over BT Group shares were granted under the BT Group Legacy Option Plan to all participants in the Executive Option Plans who had released their options over British Telecommunications plc shares. The value of the replacement options was determined by averaging the combined prices of BT Group plc and mmO_2 plc shares over the 20 dealing days following the demerger on 19 November 2001. This resulted in a factor of 1.3198 being applied to the former option over British Telecommunications plc shares in order to give the number of BT Group shares under the new option. The option prices of the original options were also adjusted to take account of the different number of shares under option.

34. Employee share schemes continued

Options outstanding under these share option schemes at 31 March 2003 and 2002, together with their exercise prices and dates, were as follows:

Normal dates of exercise	2003 Option price per share	2003 millions	2002 Option price per share	2002 millions
BT Employee Sharesave schemes				
British Telecommunications plc shares				
2002-2005	–	**–**	322p–852p	92
BT Group Employee Sharesave schemes				
BT Group plc shares				
2005	218p–255p	**51**	218p	56
2007	218p–227p	**113**	218p	104
Total		**164**		160
BT Group Legacy Option Plan[a]				
BT Group plc shares				
1993-2009	277p–727p	**2**	231p–727p	4
2001-2011	318p–602p	**14**	602p	15
2004-2011	318p–602p	**3**	318p	3
Total		**19**		22
BT Group Global Share Option Plan				
BT Group plc shares				
2005-2012	163p–263p	**66**	263p	2
Total outstanding options		**249**		276

[a] The option prices of shares under the BT Group Legacy Option Plan were adjusted at the time of the demerger as detailed on page 117.

On the demerger, BT's share option plans ceased to operate and were replaced by similar BT Group Employee Sharesave schemes and the BT Group Global Share Option Plan.

The weighted average fair value of share options granted during the year ended 31 March 2003 has been estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used in that model: an expected life extending one month later than the first exercise date; estimated annualised dividend yield of approximately 5% (2002 – 5%, 2001 – 2%); risk free interest rates of approximately 5% (2002 – 6%, 2001 – 7%); and expected volatility of approximately 40% (2002 – 34%, 2001 – 41%).

The weighted average fair value of the share options granted in the year ended 31 March 2003 was 55p (2002 – 55p, 2001 – 329p) for options exercisable three years after the date of grant and 72p (2002 – 55p, 2001 – 424p) for options exercisable five years after the date of grant. The weighted average fair value of options granted under the BT Group Global Share Option Plan has been estimated as 24p. The total value of share options granted by BT in the year ended 31 March 2003 was £41 million (2002 – £88 million, 2001 – £168 million).

In accordance with UK accounting practices, no compensation expense is recognised for the fair value of options granted where the exercise price equals the market price at date of grant or options granted under approved Sharesave schemes. See United States Generally Accepted Accounting Principles – IV Accounting for share options for the treatment under US GAAP.

34. Employee share schemes continued

Options granted, exercised and lapsed under these share option schemes during the years ended 31 March 2001, 2002 and 2003 and options exercisable at 31 March 2001, 2002 and 2003 were as follows:

	Savings[a] related schemes millions	Savings[b] related schemes millions	Executive option plans millions	Total millions	Exercise price range	Weighted average exercise price
Outstanding, 31 March 2000		226	6	232	267p–1206p	432p
Granted		41	8	49	534p–885p	751p
Exercised		(46)	(1)	(47)	168p–1315p	319p
Lapsed		(17)	(1)	(18)	168p–1351p	619p
Outstanding, 31 March 2001		204	12	216	168p–1351p	564p
Rights issue adjustment		21	2	23	–	–
Granted		–	6	6	420p	420p
Exercised		(83)	(1)	(84)	240p–523p	259p
Lapsed		(50)	–	(50)	240p–852p	622p
Outstanding pre demerger		92	19	111	299p–959p	533p
Lapsed at demerger		–	(19)	(19)	299p–959p	595p
Outstanding at demerger	–	92	–	92	322p–852p	520p
Granted	160	–	26	186	218p–727p	413p
Exercised	–	–	(1)	(1)	231p–292p	232p
Lapsed	–	–	(1)	(1)	318p–602p	358p
Outstanding, 31 March 2002	160	92	24	276	218p–852p	448p
Granted	45	–	65	110	168p–255p	201p
Exercised	–	(8)	–	(8)	240p–332p	321p
Lapsed	(41)	(84)	(4)	(129)	187p–852p	432p
Outstanding, 31 March 2003	**164**	**–**	**85**	**249**		
Exercisable, 31 March 2000		–	3	3	289p–460p	369p
Exercisable, 31 March 2001		–	3	3	289p–460p	369p
Exercisable, 31 March 2002		47	7	54	218p–852p	395p
Exercisable, 31 March 2003	–	–	11	11	255p–727p	491p

[a] The BT Group Employee Sharesave schemes.
[b] The BT Employee Sharesave schemes.

Incentive Share Plan and Retention Share Plan

The BT Incentive Share Plan (ISP) and the BT Retention Share Plan (RSP) were introduced for employees of the group in 2000. Under the plans, company shares are acquired by an employee share ownership trust and are conditionally awarded to participants. Under the ISP participants are normally only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measure and if the participants are still employed by the group. If the company has exceeded the pre-determined corporate performance measure the participants may be awarded up to double the shares conditionally awarded. The corporate performance measure assesses the company's overall performance against those top 100 companies listed on the London Stock Exchange, as rated by the *Financial Times* (the FTSE 100 index), at the beginning of the relevant performance period. Under the RSP the length of retention period before awards vest is flexible. Awards may vest in annual tranches. The shares are transferred at the end of a specified period, only if the individual is still employed by the group. During the 2003 financial year, 374,039 (2002 – 162,772) shares vested in 11 (2002 – 12) participants in the RSP.

Executive Share Plan and Deferred Bonus Plan

The BT Executive Share Plan (ESP) was introduced for employees of the group in 1994. Under the ESP, company shares are acquired by an employee share ownership trust and are conditionally awarded to participants. Participants are only entitled to these shares in full at the end of a five-year period under the ESP if, at the end of the period, the company has met the relevant pre-determined corporate performance measure. Awards of shares were granted in each of the years from 1994 to 1999 under the ESP.

In 1994, 1995, 1996 and 1997 ESP participants could invest 50% of their annual bonus in the ESP for the purchase of shares. These invested shares were matched by the company.

The corporate performance measure assesses the company's overall performance against those top 100 companies listed on the London Stock Exchange, as rated by the FTSE 100 index, at the beginning of the relevant performance period.

34. Employee share schemes continued

The fourth five-year performance cycle of the ESP ended on 31 July 2002 and on the basis of the corporate performance measure, the company's Total Shareholder Return (TSR) target relative to the other companies in the FTSE 100, 32.5% (2002 – 85%) of the shares vested on 1 August 2002 in 65 participants (1 August 2001: 62 participants) and 1.0 million shares (1 August 2001 – 1.2 million shares) were transferred to those participants.

The BT Deferred Bonus Plan (DBP) was established in 1998 and awards were granted to employees of the group in July 1998, 1999, 2000, 2001 and June 2002. Under this plan, shares in the company are acquired by an employee share ownership trust and transferred to participants at the end of three years if he or she has continued to be employed by the group throughout that period. On 1 August 2002, 657,592 shares (1 August 2001 – 303,326) were transferred to 223 participants (1 August 2001 – 154) at the end of the three-year deferred period.

At 31 March 2003, 31.7 million shares (2002 – 24.6 million shares) in the company were held in trust for employee share schemes, of which 15.5 million shares (2002 – 16.5 million shares) were held for the ISP, 2.9 million shares (2002 – 1.1 million shares) were held for the RSP, 2.3 million shares (2002 – 4.4 million shares) were held for the ESP and 4.2 million shares (2002 – 2.7 million shares) were held for the DBP. Dividends or dividend equivalents earned on the shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.

Additional information relating to the plans is as follows:

Year ended 31 March 2003	ISP £m	RSP £m	ESP £m	DBP £m	**Total £m**
Value of range of possible future transfers: nil to	24.3	4.6	3.6	6.7	**39.2**
Provision for the costs of the plans charged (credited) to the profit and loss account in year	–	(0.2)	(0.2)	5.8	**5.4**
Nominal value of shares held in trust	0.8	0.1	0.1	0.2	**1.2**
Market value of shares held in trust	24.3	4.6	3.6	6.7	**39.2**

Year ended 31 March 2002	ISP £m	RSP £m	ESP £m	DBP £m	**Total £m**
Value of range of possible future transfers: nil to	46.0	3.0	12.3	7.5	**68.8**
Provision for the costs of the plans charged (credited) to the profit and loss account in year	–	5.4	(9.2)	2.1	**(1.7)**
Nominal value of shares held in trust	0.8	0.1	0.2	0.1	**1.2**
Market value of shares held in trust	46.0	3.0	12.3	7.5	**68.8**

Of the total BT Group plc shares held, 6.8 million shares were held at 31 March 2003 in trust for future awards under employee share schemes. These shares had a nominal value of £0.3 million and a market value of £10.7 million at 31 March 2003.

The values of possible future transfers of shares under the plans were based on the BT Group plc share price at 31 March 2003 of 157p (2002 – 280p). The provisions for the costs of the ISP, RSP and ESP were based on best estimates of the company's performance over the plans' conditional periods, relating to those portions of the plan conditional periods from commencement up to the financial year end.

Employee Share Investment Plan

From December 2001 the BT Group Employee Share Investment Plan (ESIP) was in operation. The ESIP, which has been approved by the Inland Revenue, gives UK employees an opportunity to purchase shares (partnership shares) monthly out of pre-tax salary up to a maximum value of £125 per month. During the 2003 financial year, 5.3 million shares (2002 – 0.7 million shares) were purchased by the Trustee of the ESIP on behalf of 12,092 employees at a total cost of £10.6 million (2002 – £1.8 million). The free shares element of the ESIP allows BT to provide free shares to UK employees which are held in trust for at least three years. A phantom plan, which delivers cash awards equivalent to the value of the free shares, operates for employees outside the UK. In 2003, 2% of pre-tax profits, amounting to £36 million, was set aside for the ESIP and the phantom plan for employees outside the UK (2002 – £25 million). The allocation of this sum was subject to two performance targets, one of increasing earnings per share by 25% and the other of reducing customer dissatisfaction by 25%, both of which were achieved. The ESIP replaced the BT Employee Share Ownership Scheme which operated for employee profit sharing until 2001.

Employee Stock Purchase Plan

The BT Group Employee Stock Purchase Plan (ESPP) for employees in the US enables participants to purchase ADSs quarterly at a price (the Base Option Price) which is 85% of the market price of an ADS at the start of the offer (and in the case of employees who have joined the ESPP after the start of the offer, 85% of the market price on the date of joining, whichever is higher). At 15 May 2003, 69,164 shares have been issued under the BT Group ESPP. As the ADS price has been less than the Base Option Price since the date of the quarterly purchase in July 2002 the ESPP has been suspended until the ADS price rises above the Base Option Price.

35. Auditors

The auditors' remuneration for the year ended 31 March 2003 for the group was £2,943,000 (2002 – £2,702,000, 2001 – £3,639,000). The audit fees payable to the company's auditors, PricewaterhouseCoopers LLP (and formerly PricewaterhouseCoopers), for the company and UK subsidiary undertakings' statutory accounts were £1,910,000 (2002 – £1,656,000, 2001 – £2,100,000). The audit fee of the company was £31,000 (2002 – £44,000).

The following fees for non-audit services were paid or are payable to the company's auditors, PricewaterhouseCoopers LLP, in the UK for the years ended 31 March 2003, 31 March 2002 and 31 March 2001:

	2003 £000	2002 £000	2001 £000
Rights issue, restructuring and demerger projects	–	14,161	9,756
Regulatory audit and associated services	**1,690**	1,142	1,130
Tax services	**1,817**	1,075	1,539
Concert global venture related work	**505**	591	1,196
Systems advice	**3,765**	2,565	1,360
Corporate Finance advice	**265**	982	730
Other	**938**	2,167	512
Total	**8,980**	22,683	16,223

In addition, fees of £1,586,000 were paid or are payable to PricewaterhouseCoopers LLP for the year ended 31 March 2003 (2002 – £2,540,000, 2001 – £3,025,000) in respect of audit and other services to the company's subsidiary undertakings outside the UK.

Total fees paid or payable to PricewaterhouseCoopers LLP for all services in the year ended 31 March 2003 were £12,476,000 (2002 – £26,879,000, 2001 – £21,348,000).

In order to maintain the independence of the external auditors, the Board has determined policies as to what non audit services can be provided by the company's external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company.

Under the terms of BT's main licence the group is required to publish audited regulatory financial statements. The fees for regulatory work principally reflect the audit fees associated with those regulatory financial statements. The fees for tax services include tax compliance and tax advisory services. The fees for systems advice in the year ended 31 March 2003 related to advisory services provided in connection with the implementation of certain billing systems. These services, which were provided by PwC Consulting, the consulting business of PricewaterhouseCoopers that was sold to IBM in October 2002, commenced in the prior year and are now completed.

36. Financial instruments and risk management

The group holds or issues financial instruments mainly to finance its operations; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments – for example trade debtors and trade creditors – arise directly from the group's operations.

The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term loans and short-term loans, principally by issuing commercial paper and medium-term notes. The group borrows in the major long-term debt markets in major currencies. Typically, but not exclusively, the bond markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, gilt locks, currency swaps and forward currency contracts.

The types of financial instrument used for investment of short-term funds are prescribed in group treasury policies with limits on the exposure to any one organisation. Short-term investing in financial instruments is undertaken on behalf of the group by substantial external fund managers who are limited to dealing in debt instruments and certain defined derivative instruments and are given strict guidelines on credit, diversification and maturity profiles.

During the year ended 31 March 2003, the group's net debt reduced from £13.7 billion to £9.6 billion. £2.6 billion was realised from the disposal of the group's interest in Cegetel Groupe SA in the year, and the group has closed out £2.6 billion of associated fixed interest rate swaps. The group's fixed:floating interest rate profile therefore remains at 88:12 at 31 March 2003.

36. Financial instruments and risk management continued

During the year ended 31 March 2002, net debt was reduced from £27.9 billion to £13.7 billion mainly by the group's rights issue, disposal of its Yell business, its Japanese and Spanish interests, and the property sale and leaseback transaction. The proceeds of the rights issue and sale of assets were applied mainly in reducing short-term borrowings. The group repaid substantially all of its medium-term notes and commercial paper in that year. As a result of the demerger of the mmO_2 business including its European operations, the group swapped an additional €7 billion into floating rate sterling debt. This, in conjunction with the novation of £1 billion fixed rate swaps to Telereal for the property transaction, enabled the group to maintain its fixed:floating ratio at approximately 88:12 at 31 March 2002.

During the year ended 31 March 2001, net debt increased from £8.7 billion to £27.9 billion mainly as a result of the group making acquisitions of businesses and third-generation mobile licences. This increase in debt was funded primarily by the issuance of long-term debt together with use of the group's medium-term note programme. As a result of this, together with the group's interest rate swap activity, the borrowing profile changed during that year from one mainly at floating rates to one with a fixed: floating rate ratio of approximately 70:30. This change was in line with the group's intention to limit the group's exposure to interest rate increases given the substantial size of the group's debt portfolio at the time. During the second quarter of the year ended 31 March 2001, it was not practical for the group to issue longer-term debt in the global capital markets. The group therefore pre-hedged its desired fixed rate profile by transacting £9.3 billion of interest rate swaps with maturities ranging from five to 30 years at a weighted average fixed interest payable rate of 6.2%.

The group uses financial instruments to hedge some of its currency exposures arising from its non-UK assets, liabilities and forward purchase commitments. The group also hedges some of its interest liabilities. The financial instruments used comprise borrowings in foreign currencies, forward foreign currency exchange contracts, gilt locks and interest and currency swaps.

There has been no change in the nature of the group's risk profile between 31 March 2003 and the date of these financial statements.

The notional amounts of derivatives summarised below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure of the exposure of the group through its use of derivatives. The amounts exchanged are calculated on the notional amounts and other terms of the derivatives which relate to interest and exchange rates.

(a) Interest rate risk management

The group has entered into interest rate swap agreements with banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. Under gilt locks, forward sales of UK government long-dated treasury stock were entered into for periods of up to one year. This hedge effectively fixed in the interest on part of the group's then future borrowings, all of which have now been taken on.

At 31 March 2003, the group had outstanding interest rate swap agreements having a total notional principal amount of £5,170 million (2002 – £7,870 million).

(b) Foreign exchange risk management

Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group's operations and the group's net assets. The group also enters into forward foreign exchange contracts to hedge investments, interest expense and purchase and sale commitments denominated in foreign currencies (principally US dollars and the euro). The remaining terms of the currency swaps are up to 30 years and the terms of currency forward exchange contracts are typically less than one year.

The purpose of the group's foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates.

At 31 March 2003, the group had outstanding foreign currency swap agreements and forward exchange contracts having a total notional principal amount of £14,545 million (2002 – £16,670 million).

The fair values of forward foreign currency contracts at 31 March 2003 were £673 million (2002 – £864 million) for purchases of currency and £1,041 million (2002 – £1,582 million) for sales of currency. These fair values have been estimated by calculating their present values using the market discount rates, appropriate to the terms of the contracts, in effect at the balance sheet dates.

At 31 March 2003, the group had deferred unrealised gains of £2 million (2002 – £1 million) and losses of £nil (2002 – £13 million), based on dealer-quoted prices, from hedging purchase and sale commitments, and in addition had deferred realised net gains of £10 million (2002 – £20 million). These are included in the profit and loss account as part of the hedged purchase or sale transaction when it is recognised, or as gains or losses when a hedged transaction is no longer expected to occur.

36. Financial instruments and risk management continued

(c) Concentrations of credit risk and credit exposures of financial instruments

The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. The group does not normally see the need to seek collateral or other security.

The long-term debt instruments issued in December 2000 and February 2001 both contained covenants that if the group credit rating was downgraded below A3 in the case of Moody's or below A minus in the case of S&P, additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody's downgraded BT's credit rating to Baa1, which increased BT's interest charge by approximately £32 million per annum. BT's current credit rating from S&P is A minus. Based upon the total debt of £12 billion outstanding on these instruments at 31 March 2003, BT's annual interest charge would increase by approximately £60 million if BT's credit ratings were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/A minus. If BT's credit rating with Moody's was to be upgraded by one credit rating category the annual interest charge would be reduced by approximately £30 million.

(d) Fair value of financial instruments

The following table shows the carrying amounts and fair values of the group's financial instruments at 31 March 2003 and 2002. The carrying amounts are included in the group balance sheet under the indicated headings, with the exception of derivative amounts, which are included in debtors or other creditors or as part of net debt as appropriate. The fair values of the financial instruments are the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in forced or liquidation sale.

	Carrying amount		Fair value	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Non-derivatives:				
Assets				
Cash at bank and in hand	**91**	158	**91**	158
Short-term investments[a]	**6,311**	4,590	**6,319**	4,605
Fixed asset investments[b]	**317**	373	**311**	450
Liabilities				
Short-term borrowings	**4**	78	**4**	78
Long-term borrowings, excluding finance leases[c]	**15,966**	18,750	**17,720**	19,774
Derivatives relating to investments and borrowings (net)[d]:				
Assets	**10**	427	**229**	–
Liabilities	**–**	–	**–**	234
Derivative financial instruments held or issued to hedge the current exposure on expected future transactions (net):				
Assets	**2**	–	**2**	–
Liabilities	**–**	–	**–**	12

[a] The fair values of listed short-term investments were estimated based on quoted market prices for those investments. The carrying amount of the other short-term deposits and investments approximated to their fair values due to the short maturity of the instruments held.
[b] The fair values of listed fixed asset investments were estimated based on quoted market prices for those investments.
[c] The fair value of the group's bonds, debentures, notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.
[d] The fair value of the group's outstanding foreign currency and interest rate swap agreements was estimated by calculating the present value, using appropriate discount rates in effect at the balance sheet dates, of affected future cash flows translated, where appropriate, into pounds sterling at the market rates in effect at the balance sheet dates.

36. Financial instruments and risk management continued

The following information is provided in accordance with the requirements of FRS 13 – ''Derivatives and other financial instruments: disclosures''. Except for disclosures under *currency exposures* below, the financial information excludes all of the group's short-term debtors and creditors.

Financial liabilities

After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group's financial liabilities at 31 March was:

	2003				2002			
Currency:	Fixed rate financial liabilities £m	Floating rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m	Fixed rate financial liabilities £m	Floating rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m
Sterling	**8,814**	**7,172**	**–**	**15,986**	11,809	5,686	–	17,495
US dollar	**–**	**–**	**–**	**–**	118	–	–	118
Euro	**–**	**–**	**18**	**18**	173	611	43	827
Total	**8,814**	**7,172**	**18**	**16,004**	12,100	6,297	43	18,440

For the fixed rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

	2003		2002	
Currency:	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	**8.5**	**13**	8.5	12
US dollar	**–**	**–**	8.0	7
Euro	**–**	**–**	6.7	8
Total	**8.5**	**13**	8.5	12

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging from one day to one year by reference to LIBOR. The financial liabilities on which no interest is paid are due to mature within one year of the balance sheet date.

The maturity profile of financial liabilities is as given in note 25.

Financial assets

After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group's financial assets at 31 March was:

	2003				2002			
Currency:	Fixed rate financial assets £m	Floating rate financial assets £m	Financial assets on which no interest is paid £m	Total £m	Fixed rate financial assets £m	Floating rate financial assets £m	Financial assets on which no interest is paid £m	Total £m
Sterling	**457**	**5,974**	**255**	**6,686**	15	4,724	255	4,994
US dollar	**–**	**–**	**2**	**2**	–	–	4	4
Euro	**–**	**–**	**19**	**19**	–	–	79	79
Other	**–**	**–**	**41**	**41**	–	–	35	35
Total	**457**	**5,974**	**317**	**6,748**	15	4,724	373	5,112

The sterling fixed rate financial assets yield interest at a weighted average of 4.3% (2002 – 4.3%) for a weighted average period of 16 months (2002 – 39 months).

The floating rate financial assets bear interest at rates fixed in advance for periods up to one year by reference to LIBOR.

36. Financial instruments and risk management continued

Currency exposures

The table below shows the currency exposures of the group's net monetary assets (liabilities), in terms of those transactional exposures that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating (or ''functional'') currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in non-UK operations. At 31 March, these exposures were as follows:

					2003					2002
	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m
Functional currency of group operation:										
Sterling	–	–	–	1	1	–	1	(1)	–	–
Euro	3	(6)	–	–	(3)	27	(42)	–	8	(7)
Other	1	3	–	–	4	–	–	–	–	–
Total	4	(3)	–	1	2	27	(41)	(1)	8	(7)

The amounts shown in the table above take into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage those currency exposures.

At 31 March 2003, the group also held various forward currency contracts that the group had taken out to hedge expected future foreign currency purchases and sales.

Fair values of financial assets held for trading

	2003 £m	2002 £m
Net gain included in profit and loss account	34	50
Fair value of financial assets held for trading at 31 March	2,610	1,510

The net gain was derived from government bonds, commercial paper and similar debt instruments. The average fair value of financial assets held during the year ended 31 March 2003 did not differ materially from the year end position.

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised and deferred gains and losses on instruments used for hedging and those recognised in the years ended 31 March 2003 and 31 March 2002 are as follows:

		2003		2002
	Gains £m	Losses £m	Gains £m	Losses £m
Gains and losses:				
recognised in the year but arising in previous years[a]	16	27	27	7
unrecognised at the balance sheet date	1,088	878	99	772
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	140	128	71	73
expected to be recognised in the following year:				
unrecognised at balance sheet date	16	1	22	61
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	104	106	16	27

[a] Excluding gains and losses on hedges accounted for by adjusting the carrying amount of a fixed asset.

During the year ended 31 March 2003, the group entered into two derivatives contracts as an investment in a UK listed equity, with limited net overall exposure. At 31 March 2003, the two contracts had a net value of £nil, consisting of a futures purchase contract with a fair value of £68 million and a futures sales contract with a fair value of £68 million.

Unused committed lines of credit

Unused committed lines of credit for short-term financing available at 31 March 2003 totalled approximately £575 million (2002 – £2,100 million), which was in support of a commercial paper programme or other borrowings. These lines of credit are available for up to one year.

37. Company balance sheet

	2003 £m	2002[a] £m
Fixed assets		
Investment in subsidiary undertaking[a]	**9,971**	9,971
Total fixed assets	**9,971**	9,971
Current assets		
Debtors[b]	**368**	174
Investments[c]	**2**	1
Cash at bank and in hand	**2**	–
Total current assets	**372**	175
Creditors: amounts falling due within one year[d]	**370**	173
Net current assets	**2**	2
Total assets less current liabilities	**9,973**	9,973
Capital and reserves		
Called up share capital[e]	**434**	434
Share premium account[e]	**2**	2
Profit and loss account[e]	**9,537**	9,537
Total equity shareholders' funds	**9,973**	9,973

The financial statements of the company on page 126 were approved by the board of directors on 21 May 2003 and were signed on its behalf by

Sir Christopher Bland Chairman
Ben Verwaayen Chief Executive
Ian Livingston Group Finance Director

[a] During the year ended 31 March 2002, the company acquired BT Group Investments Limited (BTGI) for £9,971 million (see note 1). BTGI is the intermediate holding company of British Telecommunications plc.
[b] Debtors consists of amounts owed by subsidiary undertakings of £368 million (2002 – £173 million) and other debtors of £nil (2002 – £1 million).
[c] The company invested in a listed investment, with a book value and market value of £1 million (2002 – £1 million), and short term loans to subsidiary undertakings of £1 million (2002 – £nil).
[d] Creditors consists of dividends payable of £366 million (2002 – £173 million), and other creditors of £4 million (2002 – £nil).
[e] Capital and reserves are:

	Share capital[f] £m	Share premium account[g] £m	Profit and loss account £m	Total £m
Balances on incorporation at 30 March 2001	–	–	–	–
Balances at 31 March 2001	–	–	–	–
Issue of shares	9,971	–	–	9,971
Capital reduction	(9,537)	–	9,537	–
Movement relating to BT's employee share ownership trust	–	2	–	2
Profit for the financial year[h]	–	–	173	173
Dividend (2.0p per ordinary share)	–	–	(173)	(173)
Balances at 31 March 2002	434	2	9,537	9,973
Movement relating to BT's employee share ownership trust[i]	–	–	–	–
Profit for the financial year[h]	–	–	560	560
Dividend (6.5p per ordinary share)	–	–	(560)	(560)
Balances at 31 March 2003	**434**	**2**	**9,537**	**9,973**

[f] The authorised share capital of the company throughout the year ended 31 March 2003 and 31 March 2002 was £13,463 million representing 269,260,253,468 ordinary shares of 5 pence each.
The allotted, called up and fully paid ordinary share capital of the company at 31 March 2003 and 31 March 2002 was £434 million, representing 8,670,849,554 ordinary shares of 5 pence each (2002 – 8,670,692,996).
Of the authorised but unissued share capital at 31 March 2003, 25 million ordinary shares (2002 – 25 million) were reserved to meet options granted under employee share option schemes described in note 34.
[g] The share premium account, representing the premium on allotment of shares is not available for distribution.
[h] The profit for the financial year, dealt with in the profit and loss account of the company and after taking into account dividends from subsidiary undertakings, was £560 million (2002 – £173 million). As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented.
[i] Ordinary shares allotted during the year were as follows:

	Number	Nominal value £m	Consideration £m
Savings related schemes	3,944	–	–
Other share option schemes	152,614	–	–
Totals for the year ended 31 March 2003	**156,558**	**–**	**–**

United States Generally Accepted Accounting Principles

The United States Generally Accepted Accounting Principles are divided into the following sections:

The group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the UK (UK GAAP), which differ in certain respects from those applicable in the US (US GAAP).

I Differences between United Kingdom and United States generally accepted accounting principles

The following are the main differences between UK and US GAAP which are relevant to the group's financial statements.

(a) Sale and leaseback of properties

Under UK GAAP, the sale of BT's property portfolio is treated as a fixed asset disposal and the subsequent leaseback is an operating lease. Under US GAAP, the transaction is regarded as financing and the land and buildings are recorded on the balance sheet at their net book value, an obligation equivalent to the cash proceeds is recognised and the gain on disposal is deferred until the properties are vacated by BT. Rental payments made by BT are reversed and replaced by a finance lease interest charge and a depreciation charge.

(b) Pension costs

Under UK GAAP, pension costs are accounted for in accordance with UK Statement of Standard Accounting Practice No. 24, costs being charged against profits over employees' working lives. Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) Nos. 87 and 88. Differences between the UK and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising surpluses or deficits.

(c) Accounting for redundancies

Under UK GAAP, the cost of providing incremental pension benefits in respect of workforce reductions is taken into account when determining current and future pension costs, unless the most recent actuarial valuation, combined with the provision for pension costs in the group balance sheet, under UK actuarial conventions, shows a deficit. In this case, the cost of providing incremental pension benefits is included in redundancy charges in the year in which the employees agree to leave the group.

Under US GAAP, the associated costs of providing incremental pension benefits are charged against profits in the period in which the termination terms are agreed with the employees.

(d) Capitalisation of interest

Under UK GAAP, the group does not capitalise interest in its financial statements. To comply with US GAAP, the estimated amount of interest incurred whilst constructing major capital projects is included in fixed assets, and depreciated over the lives of the related assets. This included capitalisation of interest incurred on funding the 3G licences up to the date of the demerger. The amount of interest capitalised is determined by reference to the average interest rates on outstanding borrowings. At 31 March 2003 under US GAAP, gross capitalised interest of £461 million (2002 – £330 million) with regard to the company and its subsidiary companies was subject to depreciation generally over periods of 3 to 25 years.

(e) Goodwill

Under UK GAAP, in respect of acquisitions completed prior to 1 April 1998, the group wrote off goodwill arising from the purchase of subsidiary undertakings, associates and joint ventures on acquisition against retained earnings. The goodwill is reflected in the net income of the period of disposal, as part of the calculation of the gain or loss on divestment. All unamortised and pre-April 1998 goodwill will be brought back to the profit and loss account on disposal. Following the implementation of UK Financial Reporting Standard No. 10 (FRS 10), goodwill arising on acquisitions completed after 1 April 1998 is capitalised and amortised on a straight line basis over its useful economic life.

Under US GAAP up to 31 March 2002, goodwill arising on the acquisition of subsidiaries, associates and joint ventures was capitalised as an intangible asset and amortised over its useful life. With effect from 1 April 2002 BT has adopted SFAS No. 142, and goodwill is no longer amortised but tested annually for impairment.
In connection with the adoption of SFAS No. 142 transitional and annual impairment reviews were performed. There was no transitional impairment charge recorded. As a result of the annual impairment review, a goodwill impairment charge of £54 million has been recognised in the year ended 31 March 2003. Goodwill of £20 million amortised under UK GAAP is written back through the income statement.

(f) Mobile cellular telephone licences, software and other intangible assets

Certain intangible fixed assets recognised under US GAAP purchase accounting requirements are subsumed within goodwill under UK GAAP. Under US GAAP these separately identified intangible assets are valued and amortised over their useful lives of 20 years.

(g) Financial instruments

Under UK GAAP, investments are held on the balance sheet at historical cost, and own shares held in trust for share schemes are recorded in fixed asset investments. Gains and losses on instruments used for hedges are not

I Differences between United Kingdom and United States generally accepted accounting principles continued

recognised until the exposure being hedged is recognised. Under US GAAP, trading securities and available-for-sale securities are carried at market value with appropriate valuation adjustments recorded in profit and loss and shareholders' equity, respectively.

Certain derivative financial instruments which qualify for hedge accounting under UK GAAP do not qualify for hedge accounting under US GAAP. Under US GAAP, financial instruments do not qualify for hedge accounting due to the extensive documentation requirements. These financial instruments, under US GAAP, are carried at market value with valuation adjustments recorded in the profit and loss account. The reassessment and purchase of derivatives in the year ended 31 March 2003 gave rise to an adjustment increasing net income by £610 million net of tax (2002 – reduction £20 million). The net unrealised holding gain on available-for-sale securities for the year ended 31 March 2003 was £22 million (2002 – £271 million, 2001 – £8 million). SFAS 133 became effective for BT on 1 April 2001 and the unamortised transitional adjustment of £26 million net of tax remains in shareholders' equity at 31 March 2003.

(h) Deferred gain

Under UK GAAP, assets contributed to a joint venture by the group's partners are measured at their net replacement cost. Any difference between the group's share of the joint venture's resulting net assets and the net book value of assets contributed by the group to the joint venture, including certain accrued start up costs, is immediately reflected by adjusting the group's investment in the joint venture and recording a deferred difference in shareholders' equity. Under US GAAP, the assets contributed by all joint venture partners are carried at their historical net book value and any difference between the group's share of the joint venture's resulting net assets and the net book value of assets contributed by the group to the joint venture is amortised over the life of the items giving rise to the difference.

(i) Employee share plans

Certain share options have been granted under BT save-as-you-earn plans at a 20% discount. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, a plan is considered compensatory when the discount to market price is in excess of 15%. Compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options.

Under UK GAAP, shares held by employee share ownership trusts are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded at cost as a deduction from shareholders' equity.

(j) Investments in associates

Under UK GAAP, the economic interest in the associates' operating profits before minority interest is reported as part of the total operating profit. For those associates in whom a minority interest is recognised in their respective statements of profit and loss, such minority interest is reported as minority interest in the consolidated profit and loss account. Under US GAAP, the minority interest in the associates is reclassified from minority interest and reported within the share of results of associates.

(k) Deferred taxation

Under UK GAAP, provision is made for deferred tax in so far as a liability or asset arose as a result of transactions that had occurred by the balance sheet date and give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future. Under US GAAP, deferred taxation is provided for on a full liability basis. Future tax benefits are recognised as deferred tax assets to the extent that their realisation is more likely than not. As a result of changes in circumstances, previously recognised deferred tax liabilities have been released in the 2003 financial year. At 31 March 2003 total deferred tax liabilities were £2,806 million primarily in respect of accelerated capital allowances and total deferred tax assets were £2,491 million, primarily in respect of pension obligations.

(l) Dividends

Under UK GAAP, dividends are recorded in the year in respect of which they are declared (in the case of interim or any special dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). Under US GAAP, dividends are recorded in the period in which dividends are declared.

(m) Impairment

Under UK GAAP, if there is an indication of impairment the assets should be tested for impairment and, if necessary written down to the value in use, calculated based on discounted future pre-tax cash flows related to the asset or the income generating unit to which the asset belongs.

US GAAP requires that an entity assess whether impairment has occurred based on the undiscounted future cash flows. An impairment loss exists if the sum of these cash flows is less than the carrying amount of the asset. The impairment loss recognised in the income statement is based on the asset's fair value, being either market value or the sum of discounted future cash flows.

I Differences between United Kingdom and United States generally accepted accounting principles continued

(n) Discontinued operations
Under UK GAAP, the disposal of certain lines of business and joint ventures and associates are shown as discontinued activities. Under US GAAP, only the disposals of lines of business under SFAS No. 144 would be reported as discontinued operations.

(o) Directories in progress
Under UK GAAP, the cost of classified advertising directories in progress deferred in stock represents direct fixed and variable costs as well as directly attributable overhead costs. Under US GAAP, the deferred costs associated with directories in progress comprise only the incremental direct costs associated with selling and creating the directories. Directories in progress acquired in a business purchase are valued at replacement value under UK GAAP and at retail value under US GAAP. Under UK GAAP, this difference is included in goodwill.

(p) Disposals of businesses
There are timing differences between UK GAAP and US GAAP for recognition of gains on the sale of certain businesses. Foreign exchange movements taken to reserves under UK GAAP are reported in the income statement under US GAAP. Historical GAAP differences on disposed businesses are also shown under this line item.

(q) Property rationalisation provision
Under UK GAAP in the 2003 financial year, a provision in connection with the rationalisation of the Group's London office property portfolio was recognised. Under US GAAP, in accordance with SFAS No 146, these costs are not recognised until the group fully exits and therefore ceases to use the affected properties.

II Net income and shareholders' equity reconciliation statements
The following statements summarise the material estimated adjustments, gross of their tax effect, which reconcile net income and shareholders' equity from that reported under UK GAAP to that which would have been reported had US GAAP been applied.

Net income Years ended 31 March	**2003** **£m**	2002 £m	2001 £m
Net income (loss) applicable to shareholders under UK GAAP	**2,686**	995	(1,870)
Restatement for deferred tax under FRS 19	**–**	–	60
Net income (loss) applicable to shareholders under UK GAAP as previously reported	**2,686**	995	(1,810)
Adjustment for:			
Sale and leaseback of properties	**(114)**	(1,178)	–
Pension costs	**(177)**	(106)	(42)
Redundancy charges	**–**	(140)	(453)
Capitalisation of interest, net of related depreciation	**(17)**	398	348
Goodwill	**(35)**	11	(55)
Mobile licences, software and other intangible asset capitalisation and amortisation, net	**(26)**	(32)	(32)
Financial instruments	**731**	23	(133)
Deferred gain	**–**	313	(71)
Impairment	**(24)**	147	–
Employee share plans	**(11)**	(8)	(38)
Property rationalisation provision	**147**	–	–
Directories in progress	**–**	–	(82)
Disposals of businesses	**130**	254	–
Deferred taxation	**976**	(1,320)	(64)
	4,266	(643)	(2,432)
Tax effect of US GAAP adjustments	**(132)**	(89)	75
Net income (loss) as adjusted for US GAAP	**4,134**	(732)	(2,357)
Basic earnings (loss) per American Depositary Share as adjusted for US GAAP[a]	**£4.80**	£(0.88)	£(3.24)
Diluted earnings (loss) per American Depositary Share as adjusted for US GAAP[a]	**£4.77**	£(0.88)	£(3.24)

[a] Each American Depositary Share is equivalent to ten ordinary shares.

In the 2003 financial year all the adjustments relate to continuing operations (2002 – £2,009 million reduction, 2001 – £823 million reduction). Net income from continuing operations was £4,134 million (2002 – £1,680 million loss, 2001 – £809 million).

The adjustments to net income relating to discontinued operations are £nil (2002 – £282 million, 2001 – £276 million).

II Net income and shareholders' equity reconciliation statements continued

Shareholders' equity At 31 March	2003 £m	2002 £m
Shareholders' equity under UK GAAP	**2,642**	(358)
Adjustment for:		
Sale and leaseback of properties	**(1,292)**	(1,178)
Pension costs	**(6,371)**	(3,003)
Capitalisation of interest, net of related depreciation	**225**	250
Goodwill	**113**	186
Mobile licences, software and other intangible asset capitalisation and amortisation	**–**	482
Financial instruments	**86**	(592)
Impairment	**124**	147
Disposals of businesses	**–**	120
Property rationalisation provision	**147**	–
Deferred taxation	**(63)**	(1,375)
Dividend declared after the financial year end	**366**	173
	(4,023)	(5,148)
Tax effect of US GAAP adjustments	**1,765**	901
Shareholders' equity as adjusted for US GAAP	**(2,258)**	(4,247)

III Minority interests
Under US GAAP, the income to minority interests would have been reduced by £27 million (2002 – £26 million, 2001 – £122 million) after adjusting for goodwill amortisation and accounting for associates and joint ventures. Net assets attributable to minority interests would have been unchanged (2002 – £26 million higher) after adjusting for financial instruments.

IV Accounting for share options
Under UK GAAP, the company does not recognise compensation expense for the fair value, at the date of grant, of share options granted under the employee share option schemes. Under US GAAP, the company adopted the disclosure-only provisions in SFAS No. 123 ''Accounting for Stock-Based Compensation''. Accordingly, the company accounts for share options in accordance with APB Opinion No. 25 ''Accounting for Stock Issued to Employees'', under which no compensation expense is recognised. Had the group expensed recognised compensation cost for options granted in accordance with SFAS No. 123, the group's pro forma net income (loss), basic earnings (loss) per share and diluted earnings (loss) per share under US GAAP would have been £4,127 million (2002 – £792 million loss, 2001 – £2,419 million loss), 47.9p (2002 – 9.5p loss, 2001 – 33.2p loss) and 47.6p (2002 – 9.5p loss, 2001 – 33.2p loss), respectively. The SFAS No. 123 method of accounting does not apply to share options granted before 1 January 1995, and accordingly, the resulting pro forma compensation costs may not be representative of that to be expected in future years. See note 34 for the SFAS No. 123 disclosures of the fair value of options granted under employee schemes at date of grant.

V Consolidated statements of cash flows
Under UK GAAP, the Consolidated Statements of Cash Flows are presented in accordance with UK Financial Reporting Standard No. 1 (FRS 1). The statements prepared under FRS 1 present substantially the same information as that required under SFAS No. 95.

Under SFAS No. 95 cash and cash equivalents include cash and short-term investments with maturities of three months or less at the date of purchase. Under FRS 1 cash comprises cash in hand and at bank and overnight deposits, net of bank overdrafts.

Under FRS 1, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investments; acquisitions and disposals; dividends paid to the company's shareholders; management of liquid resources and financing. SFAS No. 95 requires a classification of cash flows as resulting from operating, investing and financing activities.

Cash flows under FRS 1 in respect of interest received, interest paid (net of that capitalised under US GAAP) and taxation would be included within operating activities under SFAS No. 95. Cash flows from purchases, sales and maturities of trading securities, while not separately identified under UK GAAP, would be included within operating activities under US GAAP. Capitalised interest, while not recognised under UK GAAP, is included in investing activities under US GAAP. Dividends paid are included within financing activities under US GAAP.

V Consolidated statements of cash flows continued

The following statements summarise the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments which reconcile cash and cash equivalents under US GAAP to cash at bank and in hand reported under UK GAAP.

	2003 £m	2002 £m	2001 £m
Net cash provided by operating activities	**3,395**	1,455	5,515
Net cash provided by (used in) investing activities	**1,253**	3,049	(22,785)
Net cash (used in) provided by financing activities	**(2,852)**	(5,611)	18,311
Net increase (decrease) in cash and cash equivalents	**1,796**	(1,107)	1,041
Effect of exchange rate changes on cash	**13**	(50)	(15)
Cash and cash equivalents under US GAAP at beginning of year	**1,124**	2,281	1,255
Cash and cash equivalents under US GAAP at end of year	**2,933**	1,124	2,281
Short-term investments with original maturities of less than three months	**(2,842)**	(966)	(1,869)
Cash at bank and in hand under UK GAAP at end of year	**91**	158	412

VI Current asset investments

Under US GAAP, investments in debt securities would be classified as either trading, available-for-sale or held-to-maturity. Trading investments would be stated at fair values and the unrealised gains and losses would be included in income. Securities classified as available-for-sale would be stated at fair values, with unrealised gains and losses, net of deferred taxes, reported in shareholders' equity. Debt securities classified as held-to-maturity would be stated at amortised cost. The following analyses do not include securities with original maturities of less than three months.

At 31 March 2003, the group held trading investments (as defined by US GAAP) with fair values totalling £935 million (2002 – £1,260 million). Held-to-maturity securities at 31 March 2002 and 2003 consisted of the following:

	Amortised cost £m	Estimated fair value £m
Commercial paper, medium-term notes and other investments	2,565	2,565
Total at 31 March 2003	**2,565**	**2,565**
Commercial paper, medium-term notes and other investments	2,372	2,372
Total at 31 March 2002	2,372	2,372

The contractual maturities of the held-to-maturity debt securities at 31 March 2003 were as follows:

	Cost £m	Fair value £m
Maturing on or before 31 March 2004	1,663	1,663
Maturing after 31 March 2004	902	902
Total at 31 March 2003	**2,565**	**2,565**

VII Pension costs

The following position for the main pension scheme is computed in accordance with US GAAP pension accounting rules under SFAS No. 87 and SFAS No. 88, the effect of which is shown in the above reconciliation statements.

The pension cost determined under SFAS No. 87 was calculated by reference to an expected long-term rate of return on scheme assets of 6.9% (2002 – 6.5%, 2001 – 6.25%). The components of the pension cost for the main pension scheme comprised:

	2003 £m	2002 £m	2001 £m
Service cost	**453**	564	580
Interest cost	**1,707**	1,739	1,673
Expected return on scheme assets	**(1,813)**	(1,863)	(1,850)
Amortisation of prior service costs	**24**	24	24
Amortisation of net obligation at date of limited application of SFAS No. 87	**52**	52	52
Recognised gains	**(22)**	(67)	(133)
Additional cost of termination benefits	**60**	140	349
Pension cost for the year under US GAAP	**461**	589	695

VII Pension costs continued

The information required to be disclosed in accordance with SFAS No. 132 concerning the funded status of the main scheme at 31 March 2002 and 31 March 2003, based on the valuations at 1 January 2002 and 1 January 2003, respectively, is given below.

Minimum liability, intangible asset and other comprehensive income	2003 £m
Plan assets at fair value	**22,757**
Accumulated benefit obligation	**28,551**
Minimum liability	**5,794**
Net amount recognised at end of year	**(2,497)**
Minimum additional liability	**3,297**
Intangible asset as at 31 March 2003:	
Unrecognised net transition obligation	**(2)**
Unrecognised prior service cost	**(103)**
Accumulated other comprehensive income	**3,192**

Changes in benefit obligation	2003 £m	2002 £m
Benefit obligation at the beginning of the year	**29,097**	31,184
Service cost	**453**	564
Interest cost	**1,707**	1,739
Employees' contributions	**156**	180
Additional cost of termination benefits	**60**	140
Actuarial movement	**152**	(3,428)
Other changes	**13**	27
Benefits paid or payable	**(1,361)**	(1,309)
Benefit obligation at the end of the year	**30,277**	29,097

Changes in scheme assets	2003 £m	2002 £m
Fair value of scheme assets at the beginning of the year	**26,597**	29,031
Actual return on scheme assets	**(3,255)**	(2,355)
Employers' contributions[a]	**607**	1,023
Employees' contributions	**156**	180
Other changes	**13**	27
Benefits paid or payable	**(1,361)**	(1,309)
Fair value of scheme assets at the end of the year	**22,757**	26,597

Funded status under US GAAP	2003 £m	2002 £m
Projected benefit obligation in excess of scheme assets	**(7,520)**	(2,500)
Unrecognised net obligation at date of initial application of SFAS No. 87[b]	**2**	54
Unrecognised prior service costs[c]	**103**	127
Other unrecognised net actuarial (gains) losses	**4,918**	(324)
Net amount recognised under US GAAP	**(2,497)**	(2,643)

[a] The employers' contributions for the year ended 31 March 2003 includes special contributions of £200 million paid on 11 December 2002 and £129 million paid on 12 December 2002 (2002 – £300 million paid on 21 November 2001 and £300 million paid on 4 December 2001).
[b] The unrecognised net obligation at the date of initial application is being amortised over 15 years from 1 April 1988.
[c] Unrecognised prior service costs on scheme benefit improvements are being amortised over periods of 15 or 16 years commencing in the years of the introduction of the improvements.

The benefit obligation for the main pension scheme was determined using the following assumptions at 1 January 2002 and 1 January 2003:

	2003 per annum %	2002 per annum %
Discount rate	**5.6**	6.0
Rate of future pay increases	**3.8**	4.0
Rate of future pension increases	**2.25**	2.5

The accumulated benefit obligation at 31 March 2003 was £28,551 million (2002 – £27,127 million).

VIII US GAAP developments

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 ''Accounting for Asset Retirement Obligations'' which is applicable to financial years commencing after 15 June 2002. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if it is possible to make a reasonable estimate of the fair value. The associated asset retirement costs are required to be capitalised as part of the carrying value of the long lived asset. The adoption of SFAS No. 143 is not expected to have a material impact on the consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, ''Accounting for Costs Associated with Exit or Disposal Activities'' which is applicable to disposals initialised after 31 December 2002. The Statement requires costs associated with exit or disposal activities to be recognised when the costs are incurred rather than at the date of the commitment to an exit or disposal plan. Accordingly, we have reflected the impact of SFAS No. 146 in the 2003 financial year. SFAS No. 146 may apply to future activities which are not currently envisaged and accordingly it is not possible to assess the impact of SFAS No. 146 on any such activities at this time.

In December 2002, the FASB issued SFAS No. 148, ''Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123'' which is applicable to financial years beginning after 15 December 2002. The Statement permits two additional transition methods for an entity voluntarily adopting fair value based accounting for stock based compensation. It also amends the disclosure requirements to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock based employee compensation. This Statement does not have a significant impact on the consolidated financial statements as SFAS No. 123 continues to be satisfied for disclosure purposes only.

In April 2003 the FASB issued SFAS No 149 ''Amendment of Statement 133 on Derivative Instruments and Hedging Activities''. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities''. BT is currently evaluating the impact of this change.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, ''Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others''. FIN 45 requires that certain guarantees must be recognised at fair value. FIN 45 also requires disclosure of detailed information about each guarantee or group of guarantees. The disclosure requirements are effective for financial statements ending after 15 December 2002. The recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after 31 December 2002. FIN 45 could have an impact on the future results of BT depending on guarantees issued; however, at this time the adoption of this statement did not have a material impact on BT's consolidated financial statements.

In January 2003, the FASB issued FIN 46, ''Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin (ARB) No. 51''. FIN 46 requires the primary beneficiary to consolidate a variable interest entity (VIE) if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. FIN 46 applies immediately to VIEs created after 31 January 2003, and to VIEs in which the entity obtains an interest after that date. This statement is not expected to have a material impact on BT's consolidated financial statements.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, ''Revenue Arrangements with Multiple Deliverables''. The consensus addresses how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements entered into after 15 June 2003. BT is currently evaluating the impact of this new pronouncement.

In January 2003, the EITF reached a consensus on EITF 02-18, ''Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition''. This consensus states that if the additional investment, in whole or in part, represents the funding of prior losses, the investor should recognise previously suspended losses. When appropriate to recognise prior losses, the amount recognised would be limited to the amount of the additional investment determined to represent the funding of prior losses. The consensus is effective for additional investments made after 5 February 2003. This consensus is not expected to have a material impact on BT's consolidated financial statements.

Subsidiary undertakings, joint ventures and associates

BT Group plc is the parent company of the group. Brief details of its principal operating subsidiary undertakings, joint ventures and associates at 31 March 2003, all of which were unlisted unless otherwise stated, were as follows:

	Activity	Group interest in allotted capital[b]	Country of operations[c]
Subsidiary undertakings			
British Telecommunications plc[d]	Communication related services and products provider	100% ordinary	UK
BT Pty Limited[de]	Communication related services and products provider	100% ordinary 100% preference	Australia
BT Cableships Limited[d]	Cableship owner	100% ordinary	International
BT Communications Management Limited[d]	Telecommunication services provider	100% ordinary	UK
BT (Hong Kong) Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Hong Kong
BT Fleet Limited[d]	Fleet management company	100% ordinary	UK
BT Global Networks Limited[d]	International telecommunication network systems provider	100% ordinary	UK
BT Holdings Limited[d]	Investment holding company	100% ordinary	UK
BT Ignite GmbH & Co OHG[d]	Communication related services and products provider	100% ordinary	Germany
BT Nederland NV[df]	Communication related services and products provider	100% ordinary	Netherlands
BT Americas Inc.[dg]	Communication related services and products provider	100% common	USA
BT Property Limited[d]	Property holding company	100% ordinary	UK
BT Subsea Cables Limited[d]	Cable maintenance and repair	100% ordinary	UK
BT Ignite Espana SAU[d]	Communication related services and products provider	100% ordinary	Spain
BT Limited[dh]	International telecommunication network systems provider	100% ordinary	International
BT US Investments LLC[d]	Investment holding company	100% ordinary	USA
Communication Networking Services (UK)[d]	Communication related services and products provider	100% ordinary	UK
Communications Global Network Services Limited[d]	Communication related services and products provider	100% ordinary	Bermuda
Esat Telecommunications Limited[d]	Telecommunication services provider	100% ordinary	Ireland
Farland BV[cd]	Provider of trans-border fibre network across BT's partners in Europe	100% ordinary	International
Syntegra Limited[d]	Systems integration and application development	100% ordinary	UK
Syntegra Groep BV[d]	Systems integration and application development	100% common	Netherlands
Syntegra SA[d]	Systems integration and application development	100% ordinary	France
Syntegra (USA) Inc.[cd]	Systems integration and electronic business outsourcing services	100% common	International

[a] The group comprises a large number of companies and it is not practical to include all of them in this list. The list, therefore, only includes those companies that have a more significant impact on the profit or assets of the group.
[b] The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
[c] All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except Farland BV and Syntegra (USA) Inc, which are incorporated in the Netherlands and USA, respectively.
[d] Held through intermediate holding company.
[e] In May 2003, BT Australasia Pty Limited changed its name to BT Pty Limited.
[f] In December 2002 BT Ignite Nederland BV was merged into BT Ignite Nederland Holding NV. In the same month BT Ignite Nederland Holding NV changed its name to BT Nederland NV.
[g] In December 2002, BT North Americas Inc. changed its name to BT Americas Inc.
[h] In April 2003, BT (Worldwide) Limited changed its name to BT Limited.

b = billions m = millions	Activity	Share capital: Issued[a]	Share capital: Percentage owned	Country of operations[b]
Joint Ventures				
Albacom SpA	Communication related services and products provider	€417m	45.5%[c]	Italy
LG Telecom	Mobile cellular telephone system provider and operator	Won 1,386b	16.59%	Republic of South Korea

[a] Issued share capital comprises ordinary or common shares, unless otherwise stated. All investments are held through intermediate holding companies.
[b] All overseas companies are incorporated in their country of operations.
[c] Held through a BT subsidiary, 50.5% BT owned. Economic holding is 23%.

Quarterly analysis of turnover and profit

Year ended 31 March 2003

Continuing and total activities	Quarters 1st £m	2nd £m	3rd £m	4th £m	Total £m
	Unaudited				
Total turnover	4,998	5,094	5,124	4,966	**20,182**
Group's share of associates' and joint ventures' turnover	(411)	(433)	(423)	(188)	**(1,455)**
Group turnover	4,587	4,661	4,701	4,778	**18,727**
Other operating income	52	44	52	67	**215**
Group operating profit	562	726	555	729	**2,572**
Group's share of operating profit of associates and joint ventures	49	66	197	17	**329**
Total operating profit	611	792	752	746	**2,901**
Profit (loss) on sale of fixed asset investments and group undertakings	70	(4)	99	1,526	**1,691**
Profit on sale of property fixed assets	3	3	1	4	**11**
Amounts written off investments	–	(7)	–	–	**(7)**
Net interest payable	(300)	(295)	(285)	(559)	**(1,439)**
Profit on ordinary activities before taxation	384	489	567	1,717	**3,157**
Tax on profit on ordinary activities	(107)	(165)	(116)	(71)	**(459)**
Profit on ordinary activities after taxation	277	324	451	1,646	**2,698**
Minority interests	(2)	(9)	(6)	5	**(12)**
Profit for the financial period	275	315	445	1,651	**2,686**
Basic earnings per share	3.2p	3.7p	5.2p	19.1p	**31.2p**
Diluted earnings per share	3.2p	3.6p	5.1p	19.0p	**31.0p**
Profit before goodwill amortisation, exceptional items and taxation	322	496	521	490	**1,829**
Basic earnings per share before goodwill amortisation and exceptional items	2.5p	3.7p	4.1p	3.9p	**14.2p**
Diluted earnings per share before goodwill amortisation and exceptional items	2.5p	3.7p	4.1p	3.9p	**14.1p**

Year ended 31 March 2002

Continuing activities — Quarters	1st £m	2nd £m	3rd £m	4th £m	Total £m
	Unaudited				
Total turnover	5,434	5,487	5,383	5,511	**21,815**
Group's share of associates' and joint ventures' turnover	(1,101)	(1,087)	(929)	(932)	**(4,049)**
Trading between group and principal joint venture	165	157	203	156	**681**
Group turnover	4,498	4,557	4,657	4,735	**18,447**
Other operating income	93	74	91	103	**361**
Group operating profit (loss)	650	534	693	(1,923)	**(46)**
Group's share of operating loss of associates and joint ventures	(70)	(816)	(174)	(383)	**(1,443)**
Total operating profit (loss)	580	(282)	519	(2,306)	**(1,489)**
Profit (loss) on sale of fixed asset investments and group undertakings	127	2	(165)	57	**21**
Profit on sale of property fixed assets	5	7	1,072	5	**1,089**
Amounts written off investments	–	(535)	–	–	**(535)**
Net interest payable	(446)	(352)	(480)	(301)	**(1,579)**
Profit (loss) on ordinary activities before taxation	266	(1,160)	946	(2,545)	**(2,493)**
Tax on profit (loss) on ordinary activities	(102)	(117)	(124)	(42)	**(385)**
Profit (loss) on ordinary activities after taxation	164	(1,277)	822	(2,587)	**(2,878)**
Minority interests	–	(1)	–	(9)	**(10)**
Profit (loss) for the financial period	164	(1,278)	822	(2,596)	**(2,888)**
Basic earnings (loss) per share	2.2p	(15.0)p	9.6p	(30.2)p	**(34.8)p**
Diluted earnings (loss) per share	2.2p	(15.0)p	9.5p	(30.2)p	**(34.8)p**
Profit before goodwill amortisation, exceptional items and taxation	200	321	381	371	**1,273**
Basic earnings per share before goodwill amortisation and exceptional items	1.3p	2.4p	2.6p	2.6p	**8.8p**
Diluted earnings per share before goodwill amortisation and exceptional items	1.2p	2.4p	2.6p	2.6p	**8.8p**

Year ended 31 March 2002

Total Group — Quarters	1st £m	2nd £m	3rd £m	4th £m	Total £m
	Unaudited				
Total turnover	7,054	6,261	5,816	5,511	**24,642**
Group's share of associates' and joint ventures' turnover	(1,765)	(1,114)	(953)	(932)	**(4,764)**
Trading between group and principal joint venture	165	157	203	156	**681**
Group turnover	5,454	5,304	5,066	4,735	**20,559**
Other operating income	96	72	91	103	**362**
Group operating profit (loss)	500	344	600	(1,923)	**(479)**
Group's share of operating loss of associates and joint ventures	(10)	(814)	(174)	(383)	**(1,381)**
Total operating profit (loss)	490	(470)	426	(2,306)	**(1,860)**
Profit on sale of fixed assets investments and group undertakings	4,484	11	(163)	57	**4,389**
Profit on sale of property fixed assets	5	7	1,072	5	**1,089**
Amounts written off investments	–	(535)	–	–	**(535)**
Net interest payable	(474)	(362)	(485)	(301)	**(1,622)**
Profit (loss) on ordinary activities before taxation	4,505	(1,349)	850	(2,545)	**1,461**
Tax on profit (loss) on ordinary activities	(145)	(127)	(129)	(42)	**(443)**
Profit (loss) on ordinary activities after taxation	4,360	(1,476)	721	(2,587)	**1,018**
Minority interests	(13)	(1)	–	(9)	**(23)**
Profit (loss) for the financial period	4,347	(1,477)	721	(2,596)	**995**
Basic earnings (loss) per share	57.9p	(17.3)p	8.4p	(30.2)p	**12.0p**
Diluted earnings (loss) per share	57.4p	(17.3)p	8.3p	(30.2)p	**11.9p**
Profit before goodwill amortisation, exceptional items and taxation	186	219	337	371	**1,113**
Basic earnings per share before goodwill amortisation and exceptional items	0.3p	1.1p	1.9p	2.6p	**6.1p**
Diluted earnings per share before goodwill amortisation and exceptional items	0.3p	1.1p	1.8p	2.6p	**6.0p**

Financial statistics

years ended 31 March

	1999	2000	2001	2002	2003
Financial ratios					
Basic earnings per share on continuing activities before goodwill amortisation and exceptional items – pence	30.3	29.5	19.3	8.8	**14.2**
Basic earnings (loss) per share on continuing activities – pence	40.5	29.2	20.7	(34.8)	**31.2**
Basic earnings (loss) per share – pence	41.1	27.6	(25.7)	12.0	**31.2**
Return on capital employed %[a]	19.2	18.2	14.9	6.6[de]	**15.5**[de]
Interest cover[b]	12.2	8.8	2.6	0.6[c]	**2.0**[c]

[a] The ratio is based on profit before tax, goodwill amortisation and interest on long-term borrowings, to average capital employed. Capital employed is represented by total assets, excluding goodwill, less current liabilities, excluding corporate taxes and dividends payable, and provisions other than those for deferred taxation. Year-end figures are used in the computation of the average, except in the case of short-term investments and borrowings where average daily balances are used in their place.
[b] The number of times net interest payable is covered by total operating profit before goodwill amortisation.
[c] Interest cover based on continuing activities before goodwill amortisation and exceptional items was 2.6 times (2002 – 1.9 times).
[d] Return on capital employed is based upon the continuing activities.
[e] Return on capital employed on continuing activities before goodwill amortisation and exceptional items was 15.7%.

	1999 £m	2000 £m	2001 £m	2002 £m	**2003 £m**
Expenditure on research and development					
Total expenditure	268	345	364	362	**380**

	1999 £m	2000 £m	2001 £m	2002 £m	**2003 £m**
Expenditure on tangible fixed assets					
Plant and equipment					
Transmission equipment	1,070	1,239	1,655	1,373	**1,277**
Exchange equipment	410	412	478	428	**228**
Other network equipment	555	636	918	694	**466**
Computers and office equipment	364	419	407	273	**281**
Motor vehicles and other	227	254	231	189	**162**
Land and buildings	200	187	171	153	**40**
	2,826	3,147	3,860	3,110	**2,454**
(Decrease) increase in engineering stores	(15)	13	(3)	(10)	**(9)**
Total continuing activities	2,811	3,160	3,857	3,100	**2,445**
Total discontinued activities	458	520	1,129	808	**–**
Total expenditure on tangible fixed assets	3,269	3,680	4,986	3,908	**2,445**
Decrease (increase) in creditors	(49)	(112)	(230)	161	**135**
Cash outflow on purchase of tangible fixed assets	3,220	3,568	4,756	4,069	**2,580**

Financial statistics have been restated where necessary to provide consistency with the presentation of the 2003 financial year figures.

Operational statistics

years ended 31 March

	1999	2000	2001	2002	**2003**
Call growth					
% growth in UK fixed-network call volumes (minutes) over the previous year	6	12	18	19	**13**

Growth is estimated by reference to growth in absolute call minutes.

	1999	2000	2001	2002	**2003**
UK exchange line connections					
Business ('000)	7,982	8,450	8,910	9,030	**9,062**
% growth over previous year	6.1	5.9	5.4	1.3	**0.4**
Residential ('000)	20,067	20,040	19,970	20,027	**20,201**
% growth over previous year	(0.3)	(0.1)	(0.3)	0.3	**0.9**
Service providers ('000)	–	90	70	56	**90**
% growth over previous year	–	–	(22.2)	(20.0)	**61.0**
Total exchange line connections ('000)	28,049	28,580	28,950	29,113	**29,353**
% growth over previous year	1.4	1.9	1.3	0.6	**0.8**

	1999	2000	2001	2002	**2003**
People employed					
Continuing activities ('000)	115.0	120.8	116.8	108.6	**104.7**
Discontinued activities ('000)	9.7	16.0	20.2	–	**–**
Total employees ('000)	124.7	136.8	137.0	108.6	**104.7**

Risk factors

The business of BT is affected by a number of factors, not all of which are wholly within BT's control. Although many of the factors influencing BT's performance are macro economic and likely to affect the performance of businesses generally, some aspects of BT's business make it particularly sensitive to certain areas of business risk. This section highlights some of those specific areas. However, it does not purport to be an extensive analysis of the factors affecting the business and some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect our business, turnover, profits, assets, liquidity and capital resources. They should also be considered in connection with the forward looking statements in this document and the cautionary statement regarding forward-looking statements on page 142 of this document.

If BT's activities are subject to significant price controls, its market share, competitive position and future profitability may be affected

Most of BT's fixed network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices BT may charge for many of its services and the extent to which it has to provide services to its competitors. In recent years, the effect of these controls has been to cause BT to reduce its prices. BT cannot assure its shareholders that the regulatory authorities will not increase the severity of the price controls, nor extend the services to which controls apply (including any new services that BT may offer in the future), nor extend the services which it has to provide its competitors. These controls may adversely affect BT's market share, the severity of competition and its future profitability. Further details on the regulatory framework in which BT operates can be found in ''Business Review – regulation, competition and prices'' on page 18 of this document.

BT faces strong competition in UK fixed network services

BT continues to have a significant market share in some aspects of UK fixed network services. In particular, in the 2003 financial year we estimate we had a market share of 73% of consumer calls and 45% of business calls in the UK and approximately 81% of exchange lines in the UK were in the BT network as at 31 March 2003. Regulators have promoted competition in this area by allowing BT's competitors to site equipment in or adjacent to its exchanges (local loop unbundling) and to make it easier for BT's customers to route some or all of their calls over competitors' networks (carrier pre-selection) and by the introduction of a wholesale access product. Reduction in BT's market share in the fixed network may lead to a fall in BT's turnover and an adverse effect on profitability. Unlike its competitors, BT continues to be obliged by the current regulatory regime to serve customers in the United Kingdom, whether or not such provision of service is economic, and the two competitive measures described above may have the effect of accelerating the diversion of its more profitable existing customers without it being able to reduce its costs commensurately. These changes in the regulatory environment and ensuing increased competition on its fixed network may cause adverse effects on its business, results of operations, financial condition and prospects.

BT's business is dependent on the ability to exploit technological advances quickly and successfully

BT operates in an industry with a recent history of fast technological changes. It expects that new products and technologies will emerge and that existing products and technologies will develop further. BT needs to continually develop its services and products to exploit those next generation technologies. However, BT cannot predict the actual effect of these technological changes on its business or on its ability to provide competitive services. For example, presently there is evidence of substitution by customers using mobile phones for day-to-day voice calls in place of making such calls over the fixed network. Additionally, some calls are now being routed over the internet in place of the traditional switched network. If these trends accelerate, BT's fixed network assets may be used uneconomically and its investment in these assets may not be recovered through profits on fixed-network calls and line rentals. Impairment write-downs may be incurred and margins may decline if fixed costs cannot be reduced in line with falling turnover.

BT has targeted significant growth in new business areas, such as broadband technology. In view of the likely level of competition and uncertainties regarding the level of economic activity, there can be no certainty that BT will meet these growth targets, with a consequential impact on future turnover and profitability.

BT's businesses may be adversely affected if their networks or systems experience any significant failures or interruptions

BT's businesses are dependent on their ability to transfer substantial volumes of data speedily and without interruption. Any significant failure or interruption of such data transfer due to factors outside their control could have a material adverse effect on the businesses and their results from operations. BT has a business continuity strategy designed to deal with such catastrophic events, including major terrorist action, industrial action, extreme virus attack, hurricane or flooding, that may impact the ability to maintain an effective service to customers. Any such strategy can provide only reasonable and not absolute assurance against material loss and there can be no assurance that material adverse events will not occur.

Declining investment returns may result in the funding cost of the defined benefit pension scheme becoming a significant burden on the financial resources of BT

The defined benefit pension scheme, the BT Pension Scheme (BTPS), was closed to new members on 31 March 2001 and has been replaced by a defined contribution scheme (BTRP). The latest full triennial actuarial valuation of the BTPS was completed as at 31 December 2002. As a result, the schedule of contributions has been agreed with the scheme trustees under which BT will make normal contributions of 12.2% of pensionable pay and annual deficiency payments of £232 million. This will apply until the next triennial actuarial valuation is completed as at 31 December 2005. The results of future scheme valuations will be impacted by the future investment market performance, interest rates and the general trend towards longer life expectancy, all of which are outside the control of BT. In the event that investment returns decline, the cash funding cost to BT may increase and may have a significant effect on the financial resources of BT.

Additional information for shareholders

The additional information is divided into the following sections:

Cautionary statement regarding forward-looking statements

Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: BT's strategy and its ability to achieve it; BT's debt reduction plans; growth of, and opportunities available in, the communications industry and BT's positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; BT's network development and expansion plans; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses; BT's possible or assumed future results of operations and/or those of its associates and joint ventures; BT's future dividend policy; capital expenditure and investment plans; adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ''believes'', ''expects'', ''anticipates'', ''intends'' or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communications markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; and general financial market conditions affecting BT's performance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in **Risk factors**.

Background

Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.

As a result of the *Telecommunications Act 1984*, British Telecommunications plc was incorporated in England and Wales under the Companies Acts 1948 to 1981 on 1 April 1984 as a public limited company wholly owned by the UK Government. The transfer of property, rights and liabilities of the corporation to British Telecommunications plc was made on 6 August 1984.

In November 1984, the UK Government offered 3,012 million ordinary shares (50.2% of the total issued ordinary shares) to the public. The share sale was fully subscribed. British Telecom shares made their debut on the London Stock Exchange on 3 December 1984. From April 1991, British Telecommunications plc traded as BT.

In December 1991, the UK Government sold over half its remaining shares in BT, retaining a holding of about 22%. It sold this residual holding in July 1993. Subsequently, in September 1997, the UK Government redeemed at par a special rights redeemable preference share to which certain special rights attached.

In 1985, Cellnet was launched as a joint venture between British Telecom and Securicor, which held 40% of the company. BT acquired full control of Cellnet (now O_2 UK – part of mmO_2 plc) by acquiring Securicor's minority holding in November 1999.

In January 2000, BT and AT&T established Concert as a 50/50 joint venture serving customers around the world and transferred their trans-border assets and operations to Concert. On 1 April 2002, BT completed the unwind of Concert, which involved the return of Concert's businesses, customer accounts and networks to the two parent companies.

BT Group was formed when the mmO_2 business, comprising what had been BT's mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc's shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group plc's shares commenced trading on the London and New York stock exchanges on 19 November 2001.

BT Group was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. The company changed its name to BT Group plc on 11 September

2001. Following the demerger of mmO_2 in November 2001, the continuing activities of BT were transferred to BT Group.

BT Group's registered office address is 81 Newgate Street, London EC1A 7AJ.

Listings

The principal listing of BT Group's ordinary shares is on the London Stock Exchange. American Depositary Shares (ADSs), each representing 10 ordinary shares, have been issued by JPMorgan Chase Bank, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and are listed on the New York Stock Exchange. ADSs also trade, but are not listed, on the London Stock Exchange. Trading on the New York Stock Exchange is under the symbol ''BTY''.

Share and ADS prices[a]

	Pence per ordinary share		US$ per ADS	
	High pence	Low pence	High $	Low $
Years ended 31 March				
1999	784.27	441.74	134.71	76.55
2000	1,060.88	623.35	183.04	110.52
2001	821.78	328.85	139.25	51.47
2002	420.71	215.75	67.19	30.60
2003	286.25	141.00	41.95	23.16
Year ended 31 March 2002				
1 April – 30 June 2001	420.71	320.17	67.19	44.39
1 July – 30 September 2001	389.08	253.01	53.86	37.73
1 October – 31 December 2001	292.84	242.27	42.25	35.00
1 January – 31 March 2002	285.00	215.75	40.36	30.60
Year ended 31 March 2003				
1 April – 30 June 2002	286.25	241.00	41.95	36.05
1 July – 30 September 2002	255.00	154.00	39.62	24.80
1 October – 31 December 2002	219.00	154.00	35.19	24.30
1 January – 31 March 2003	209.00	141.00	33.65	23.16
Month				
November 2002	219.00	181.00	35.28	28.26
December 2002	212.50	186.50	33.53	29.25
January 2003	209.00	167.25	34.20	27.59
February 2003	184.25	152.50	30.40	23.95
March 2003	177.00	141.00	27.97	22.90
April 2003	186.00	162.00	30.00	25.65
May 2003	189.50	175.00	30.93	28.54

[a] The pre-19 November 2001 prices shown have been adjusted for the rights issue and demerger that occurred in the 2002 financial year.

The prices are the highest and lowest closing middle market prices for BT ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of ADSs, as reported on the New York Stock Exchange composite tape.

Fluctuations in the exchange rate between the pound sterling and the US dollar affect the dollar equivalent of the pound sterling price of the company's ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange.

Capital gains tax (CGT)

The rights issue in June 2001 and the demerger of mmO_2 in November 2001 adjusted the value for capital gains tax purposes of BT shares.

Rights issue

An explanatory note on the effects of the rights issue on the CGT position relating to BT shareholdings is available from the Shareholder Helpline (see page 155).

Demerger of mmO_2 – capital gains tax calculation

The confirmed official opening prices for BT Group and mmO_2 shares on 19 November 2001 following the demerger were 285.75p and 82.75p, respectively. This means that, of the total (combined) value of 368.50p, 77.544% is attributable to BT Group and 22.456% to mmO_2. Accordingly, for CGT calculations, the base cost of your BT Group shares and mmO_2 shares is calculated by multiplying the acquisition cost of your BT shareholding by 77.544% and 22.456%, respectively.

Analysis of shareholdings

Range	Number of holdings	Percentage of total	Ordinary shares of 5p each: Number of shares held (millions)	Ordinary shares of 5p each: Percentage of total
1 – 399	676,885	40.9	143	1.6
400 – 799	486,283	29.4	270	3.1
800 – 1,599	301,526	18.2	335	3.9
1,600 – 9,999	182,742	11.1	516	6.0
10,000 – 99,999	5,281	0.3	111	1.3
100,000 – 999,999	1,153	0.1	428	4.9
1,000,000 – 4,999,999	424	0.0	948	10.9
5,000,000 and above[a,b,c,d]	236	0.0	5,920	68.3
Total	**1,654,530**	**100.0**	**8,671**	**100.0**[e]

[a] 32 million shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share schemes.
[b] Under the BT Employee Share Ownership Scheme and the BT Group Employee Share Investment Plan, 15 million and 12 million shares respectively were held in trust on behalf of 115,757 and 89,529 participants respectively who were beneficially entitled to the shares. 137 million shares were held in the corporate nominee BT Group EasyShare on behalf of 122,628 beneficial owners.
[c] 185 million shares were represented by ADSs. Analysis by size of holding is not available for this holding.
[d] 16 million shares were held in trust by The Royal Bank of Scotland Trust Company (Jersey) Limited for allocation to employees under the employee share schemes.
[e] 14.5% of the shares were in 1,618,274 individual holdings, of which 142,206 were joint holdings, and 85.5% of the shares were in 36,256 institutional holdings.

So far as the company is aware, the company is not directly or indirectly owned or controlled by another corporation or by the UK Government or any other foreign government or by any other natural or legal person severally or jointly. There are no arrangements known to the company the operation of which may at a subsequent date result in a change in control of the company.

At 15 May 2003, there were 8,670,849,554 ordinary shares outstanding. At the same date, approximately 18.5 million ADSs (equivalent to 185.2 million ordinary shares, or approximately 2.1% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 2,346 record holders of ADRs. At 31 March 2003, there were 3,460 shareholders with a US address on the register of shareholders.

Dividends

Since shortly after its incorporation in 1984, British Telecommunications plc paid interim dividends annually in February and final dividends in September. However, as part of BT's debt reduction and restructuring plans, neither a final dividend for the year ended 31 March 2001 nor an interim dividend for the year ended 31 March 2002 was paid to shareholders.

A final dividend in respect of the year ended 31 March 2002, was paid on 9 September 2002 to shareholders on the register on 9 August 2002, and an interim dividend in respect of the year ended 31 March 2003 was paid on 10 February 2003 to shareholders on the register on 31 December 2002.

The dividends paid or payable on BT shares and ADSs for the last five years are shown in the following table. The dividends on the ordinary shares exclude the associated tax credit. The amounts shown are not those that were actually paid to holders of ADSs. For the tax treatment of dividends paid on or after 6 April 1999 see *Taxation of dividends* below. The dividends on the ADSs paid before 5 April 1999 include the associated UK tax credit available to certain beneficial owners who are resident in the United States or Canada for tax purposes, but before deduction of UK withholding taxes. Dividends have been translated from pounds sterling into US dollars using exchange rates prevailing on the date the ordinary dividends were paid.

	Per ordinary share			Per ADS			Per ADS		
Years ended 31 March	Interim pence	Final pence	Total pence	Interim £	Final £	Total £	Interim US$	Final US$	Total US$
1999	8.10	12.30	20.40	1.012	1.366	2.378	1.644	2.202	3.846
2000	8.70	13.20	21.90	0.870	1.320	2.190	1.529	2.039	3.568
2001	8.70	–	8.70	0.870	–	0.870	1.397	–	1.397
2002	–	2.00	2.00	–	0.20	0.20	–	0.311	0.311
2003	2.25	4.25	6.50	0.225	0.425	0.65	0.366	–[a]	–[a]

[a] Qualifying holders of ADSs on record as of 8 August 2003 are entitled to receive the final dividend which will be paid on 15 September 2003, subject to approval at the annual general meeting. The US dollar amount of the final dividend of 42.5 pence per ADS to be paid to holders of ADSs will be based on the exchange rate in effect on 8 September 2003, the date of payment to holders of ordinary shares.

As dividends paid by the company are in pounds sterling, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends.

Dividend mandate

Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Registrar for a dividend mandate form. Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS). Alternatively, a form may be downloaded from the internet at **www.bt.com/investorcentre**.

Dividend investment plan

The dividend investment plan replaced the share dividend plan for shareholders following the 1999 interim dividend. Under the dividend investment plan, cash from participants' dividends is used to buy further BT Group shares in the market.

Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:

	Date paid	Price per share pence
1999 final	20 September 1999	970.1
2000 interim	14 February 2000	991.5
2000 final	18 September 2000	809.6
2001 interim	12 February 2001	621.8
2002 final	9 September 2002	191.19
2003 interim	10 February 2003	178.23

Global Invest Direct

Details of the direct purchase plan run by the ADR Depositary, JPMorgan Chase Bank, Global Invest Direct, including reinvestment of dividends, are available from JPMorgan Chase Bank on 1 800 749 1687 (toll free within the USA) or +1 781 575 4328 (from outside the USA), or on written request to the ADR Depositary.

Total shareholder return

Total shareholder return (TSR) is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends. It is, therefore, a good indicator of a company's overall performance.

Over the last five years (as shown in the TSR chart below), BT initially performed very strongly, but, like many stocks in the telecoms, media and technology (TMT) sector, suffered falls in its share price during the decline of the past three years. BT's TSR (as adjusted for the rights issue and demerger) over the last five years was negative 63% compared to a FTSE 100 TSR fall of negative 32%. Substantially all of the five-year negative FTSE performance has occurred over the past year (negative 29%) whereas BT's TSR in the last 12 months was negative 43%.

In the period between the demerger on 19 November 2001 and 31 March 2003, BT's share price was roughly in line with the European telecommunications sector after outperforming for most of the period. BT and the European telecommunications sector have both under-performed the FTSE 100 index by around 10% (as shown in the share price performance chart), over the 16 month period.

BT's total shareholder return (TSR) performance over five financial years to 31 March 2003


250
200
150
100
50
0
98/99
99/00
00/01
01/02
02/03
BT
FTSE 100

1 April 1998 = 100. Source: Datastream
The graph shows our TSR performance (adjusted for the rights issue and demerger of our mobile business in the 2002 financial year) relative to the FTSE 100.

BT and European Telco Sector Performance vs FTSE 100 since Demerger


15
10
5
0
(5)
(10)
(15)
(20)
(25)
(30)
(35)
Nov 2001
Mar 2002
Mar 2003
BT
European Telco Sector

Source: Bloomberg
The graph shows relative price performance of BT and European Telco Sector using the FTSE 100 as a base.

Results announcements

Expected announcements of results:

1st quarter	31 July 2003
2nd quarter and half year	13 November 2003
3rd quarter and nine months	February 2004
4th quarter and full year	May 2004
2004 annual report and accounts published	June 2004

Individual savings accounts (ISAs)

Information about investing in BT Group shares through an ISA may be obtained from Halifax Share Dealing Limited, Trinity Road, Halifax, W.Yorkshire HX1 2RG (telephone 0870 242 5588). ISAs are also offered by other organisations.

ShareGift

The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available from ShareGift at **www.sharegift.org** or telephone 020 7337 0501, or can be obtained from the Shareholder Helpline.

Unclaimed Assets Register

BT is among a growing number of companies who subscribe to the Unclaimed Assets Register, which provides a search facility for financial assets, such as shareholdings and dividends which have become separated from their owners. The Register donates a proportion of its public search fees to charity via ShareGift. For further information on the Unclaimed Assets Register, visit **www.uar.co.uk** or telephone 0870 241 1713.

Exchange rates

BT publishes its consolidated financial statements expressed in pounds sterling. The following tables detail certain information concerning the exchange rates between pounds sterling and US dollars based on the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

Years ended 31 March	1999	2000	2001	2002	**2003**
Period end	1.61	1.59	1.42	1.43	**1.57**
Average[a]	1.65	1.61	1.47	1.43	**1.55**
High	1.72	1.68	1.60	1.48	**1.65**
Low	1.60	1.55	1.40	1.37	**1.43**

						Month
	November 2002	December 2002	January 2003	February 2003	March 2003	**April 2003**
High	1.59	1.61	1.65	1.65	1.61	**1.60**
Low	1.54	1.56	1.60	1.57	1.56	**1.55**

[a] The average of the Noon Buying Rates in effect on the last day of each month during the relevant period.

On 16 May 2003, the most recent practicable date for this annual report, the Noon Buying Rate was US$1.63 to £1.00.

Memorandum and Articles of Association

The following is a summary of the principal provisions of BT's memorandum and articles of association (''Memorandum'' and ''Articles''), a copy of which has been filed with the Registrar of Companies.

Memorandum

The Memorandum provides that its principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.

Articles

In the following description of the rights attaching to the shares in the company, a ''holder of shares'' and a ''shareholder'' is, in either case, the person entered on the company's register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (i.e. in certificated form) or held in electronic (i.e. uncertificated) form in CREST (the electronic settlement system in the UK).

(a) Voting rights

Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.

No person is, unless the Board decide otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if he or any person appearing to be interested in those shares has been sent a notice under section 212 of the Companies Act 1985 (which confers upon public companies the power to require information with respect to interests in their voting shares) and he or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice. These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.

(b) Variation of rights

Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:

(i) with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class; or

(ii) with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.

At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

(c) Changes in capital

The company may by ordinary resolution:
(i) consolidate and divide all or any of its share capital into shares of a larger amount;
(ii) divide all or part of its share capital into shares of a smaller amount;
(iii) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and
(iv) increase its share capital.

The company may also:
(i) buy back its own shares; and
(ii) by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(d) Dividends

The company's shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.

The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company's shareholders must have passed an ordinary resolution authorising the directors to make this offer.

Any dividend which has not been claimed for 10 years after it was declared or became due for payment will be forfeited and will belong to the company unless the directors decide otherwise.

(e) Distribution of assets on winding up

If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give them a liability.

(f) Transfer of shares

Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.

The Board may refuse to register any transfer of any share held in certificated form:

- which is in favour of more than four joint holders; or
- unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company's registered office or any other place the Board decide. The transfer must have with it the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 1995 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.

If the Board decide not to register a transfer of a share, they must notify the person to whom that share was to be transferred no later than two months after the company receives the transfer or instruction from the operator of the relevant system.

The Board can decide to suspend the registration of transfers, for up to 30 days a year, by closing the register of shareholders. The register must not be closed without the consent of the operator of a relevant system (as defined in the Regulations) in the case of uncertificated shares.

(g) Untraced shareholders

BT may sell any shares after advertising its intention and waiting for three months if the shares have been in issue for at least 10 years, during that period at least three dividends have become payable on them and have not been claimed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. The net sale proceeds belong to BT, but it must pay those proceeds to the former shareholder or the person entitled to them by transmission if that shareholder, or that other person, asks for them.

(h) General meetings of shareholders

Every year the company must hold an annual general meeting. The Board can call an extraordinary general meeting at any time and, under general law, must call one on a shareholders' requisition.

(i) Limitations on rights of non-resident or foreign shareholders

The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.

(j) Directors

Directors' remuneration

Excluding remuneration referred to below, each director will be paid such fees for his services as the Board decide, not exceeding £50,000 a year and increasing by the percentage increase of the UK Retail Prices Index (as defined by Section 833(2) Income and Corporation Taxes Act 1988) for any 12-month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.

The Board can award extra fees to a director who holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.

The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

Directors' votes

A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders' meetings.

Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he is interested as set out in the Articles.

Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the interest of a director in any contract or arrangement or relating to a director's right to vote and be counted in a quorum on resolutions in which he is interested to any extent or ratify any particular contract carried out in breach of those provisions.

Directors' interests

If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:

(i) have any kind of interest in a contract with or involving BT (or in which BT has an interest or with or involving another company in which BT has an interest);
(ii) have any kind of interest in a company in which BT has an interest (including holding a position in that company or being a shareholder of that company);
(iii) hold a position (other than auditor) in BT or another company in which BT has an interest on terms and conditions decided by the Board; and
(iv) alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for BT or another company in which BT has an interest on terms and conditions decided by the Board.

A director does not have to hand over to BT any benefit received or profit made as a result of anything permitted to be done under the Articles.

When a director knows that they are interested in a contract with BT they must tell the other directors.

Retirement of directors

Provisions of the legislation which, read with the Articles, would prevent a person from being or becoming a director because that person has reached the age of 70 do not apply to the company.

At every annual general meeting any director who was elected or last re-elected a director at or before the annual general meeting held in the third year before the current year, shall retire by rotation. Any director appointed by the directors automatically retires at the next following annual general meeting. A retiring director is eligible for re-election.

Directors' borrowing powers

To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and exercise all the company's voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding, net of amounts borrowed intra-group among other things, at any time does not exceed £35 billion.

Material contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into in the two years preceding the date of this document by BT or another member of the group and are, or may be, material to the group or have been entered into by BT or another member of the group and contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to BT or such other member of the group.

Airtel

A sale and purchase agreement dated 2 May 2001 between BT (Netherlands) Holdings BV, a subsidiary of BT and Vodafone, under which the BT subsidiary agreed to sell its entire interest in Airtel Móvil, S.A. to Vodafone. The sale was completed on 29 June 2001 for a consideration of £1.1 billion (paid in Euros).

Yell

On 25 May 2001, the following agreements were entered into, under which BT agreed to sell its classified advertising directory businesses in the UK and the USA:

(i) umbrella agreement between Yell Ltd, BT Holdings Ltd, Yellow Pages BV, Marchprobe Ltd, Castaim Ltd, Yasmin Two (US) Inc. and BT;
(ii) UK share sale agreement between BT Holdings Ltd and Marchprobe Ltd under which BT Holdings Ltd agreed to sell the share capital of Yellow Pages Sales Ltd to Marchprobe Ltd;
(iii) UK business sale agreement between Yell Ltd, Castaim Ltd and Yasmin Two (US) Inc. under which Yell Ltd agreed to sell Yell Ltd's business and assets to Castaim Ltd and to sell Yell Ltd's US intellectual property rights to Yasmin Two (US) Inc; and
(iv) US share sale agreement between Yellow Pages BV and Yasmin Two (US) Inc. under which Yellow Pages BV agreed to sell the share capital of Yellow Book USA, Inc. to Yasmin Two (US) Inc.

The umbrella agreement sets out the common terms which apply to the UK share sale agreement, the UK business sale agreement and the US share sale agreement. The umbrella agreement contains covenants restricting any member of the group from carrying on a competing printed classified directories business for twelve months from completion.

The share sale and business agreements contain standard warranties and indemnities in favour of Marchprobe Ltd, Castaim Ltd and Yasmin Two (US) Inc. The warranties expired on 30 June 2002.

As part of the consideration under the UK business sale agreement, Castaim Ltd also assumed responsibility for certain liabilities and obligations of the Yell business.

The sale of Yell was completed on 22 June 2001 for a consideration of £2.14 billion, comprising (i) £2 million as consideration for the issued shares of Yellow Pages Sales Ltd; (ii) £1,288 million in cash plus £100 million in interest bearing vendor loan notes and £100 million in deferred consideration (subject to reduction on ascertainment of the net assets) as consideration for the assets of Yell Ltd; (iii) £1 as consideration for the US intellectual property rights; and (iv) £650 million as consideration for the issued shares of Yellow Book USA, Inc. (subject to adjustment in respect of certain intra-group indebtedness and pursuant to the terms of the first amending agreement).

Following completion, Yell Ltd agreed a net asset adjustment with Castaim Ltd in respect of the assets of Yell Ltd, and Yellow Pages BV agreed a net asset adjustment with Yasmin Two (US) Inc. in respect of Yellow Book USA, Inc, which together resulted in the total purchase consideration received being reduced by approximately £140 million.

Demerger Agreement

On 18 September 2001, BT Group plc, British Telecommunications plc and mmO_2 plc entered into a demerger agreement (the ''Demerger Agreement'') which set out the obligations of the parties in implementing the steps to achieve the demerger of mmO_2 (''the Demerger'').

Under this agreement, mmO_2 agreed to transfer BT Group Investments to BT Group plc and, in exchange for that transfer, BT Group agreed to allot and issue BT Group shares to the mmO_2 shareholders in satisfaction of the Demerger dividend (being the dividend declared by mmO_2 of an amount equal to the book value of its shareholding in BT Group Investments) so that each mmO_2 shareholder at the Demerger record time was entitled to receive one BT Group share for each mmO_2 share then held. No party to the Demerger Agreement gave any representation, warranty or indemnity to the others and no party had any right to rescind the agreement.

Separation Agreement

On 18 September 2001, British Telecommunications plc, BT Group plc, mmO_2 plc and O_2 Limited entered into a separation agreement (the ''Separation Agreement'') relating to the Demerger. Under the Separation Agreement, it was agreed that mmO_2 would have net debt (excluding trading balances) of approximately £500 million on 19 November 2001 (the ''Demerger Effective Date''), including loan indebtedness to BT Group.

BT Group and mmO_2 also agreed to allocate certain assets and liabilities and rights and obligations, in each case relating to the mmO_2 business, between their respective groups and agreed, subject to certain limited exceptions, to indemnify each other against certain actual and contingent liabilities to the extent arising directly or indirectly out of their respective businesses. Furthermore, BT Group and mmO_2 agreed to indemnify one another against certain liabilities arising from certain incomplete, false or misleading information provided by either of BT Group or mmO_2, or their respective groups, for inclusion in public documents. These indemnities apply indefinitely and are not subject to any financial limit.

mmO_2 plc agreed that, after the Demerger Effective Date, it would seek to obtain a full and effective release of each relevant member of the BT Group from any guarantees, undertakings and indemnities which the BT Group member may have given in respect of the mmO_2 group, including an undertaking of support in respect of Viag Interkom's licence obligations.

The Separation Agreement sets out the parties' agreement for the separation of the pensions arrangements of the BT Group and the mmO_2 Group and also sets out an informal, non-binding dispute resolution procedure which BT Group and mmO_2 have agreed shall be applied to resolve key disputes which may arise between them and their respective groups in connection with their continuing relationship and the Demerger.

Under the Separation Agreement, BT Group and mmO_2 agreed that certain costs of the Demerger would be apportioned between them as they may agree in writing.

Under a separate arrangement, BT Group and mmO_2 agreed that mmO_2 would pay the remaining amount of approximately US$20 million in respect of the 1,500,000 non-voting shares in Esat Digifone Limited (now called O_2 Communications (Ireland)) acquired in April 2000.

Property Sale and Leaseback

On 13 December 2001, BT sold to Telereal Group Limited (''Telereal'') a substantial part of BT's property portfolio together with the BT property division. Around 6,700 properties comprising offices, telephone exchanges, vehicle depots, warehouses, call centres and computer centres were transferred. The transaction also included the transfer of approximately 350 employees from BT to Land Securities Trillium (Telecom). Telereal will be responsible for providing accommodation and estates management services to BT. In return, we pay Telereal around £190 million of annual rental, increasing at 3% a year, for use of the freeholds. In addition, BT has transferred the economic risk on a large portion of its leased properties to Telereal in return for an annual rental commencing at approximately £90 million per annum.

BT will have the flexibility to vacate approximately 35% by rental value of the estate over the contract term at no extra cost.

Telereal, defined above, is a 50/50 joint venture between Land Securities Trillium Limited (a wholly-owned subsidiary of Land Securities plc) and William Pears Family Holdings Limited. The transaction raised approximately £2.38 billion for BT.

Concert Unwind Agreement

On 15 October 2001, AT&T, BT and Concert entered into binding agreements to terminate the Concert joint venture. The termination was completed on 1 April 2002, whereupon Concert ceased to exist as a joint venture. In connection with the termination, the assets, liabilities, contracts, customers and other operational items were allocated between BT and AT&T with appropriate true up payment mechanisms to reflect the allocation of assets. The assets and liabilities were allocated between AT&T and BT with the majority of items originally contributed by each of AT&T and BT in connection with the formation of the Concert joint venture being returned to the relevant parent.

Following termination of the joint venture, Concert BV was renamed BT Global Networks Holdings (Netherlands) BV.

BT has entered into a number of ongoing commercial agreements with AT&T in order to allow it to continue its global operations, and offer telecommunication services, in various geographic regions where BT may no longer have infrastructure as a result of the transfer of certain assets to AT&T.

In connection with the termination of the Concert joint venture, AT&T has acquired BT's minority interest in AT&T Canada and BT no longer has any interest or obligation in relation to AT&T Canada.

Cegetel

On 5 December 2002, Vivendi Universal (''Vivendi'') served a notice exercising its pre-emption rights under the Shareholders' Agreement in respect of Cegetel Groupe SA (''Cegetel'') to acquire BT's entire shareholding – a 26% interest – in Cegetel from Cegetel Holdings I BV Sarl (''Cegetel Holdings''), a BT group company for €4.0 billion (£2.6 billion) in cash. This pre-emption right became exercisable as a result of Cegetel Holdings having entered into a share purchase agreement for the sale of its shareholding in Cegetel to Vodafone AG for €4.0 billion in cash, in October 2002.

Vivendi paid €2.7 billion of the consideration to Cegetel Holdings on 17 January 2003 and the transaction was completed when Vivendi paid the balance of €1.3 billion on 22 January 2003.

Taxation (US Holders)

This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and disposition of ordinary shares or ADSs by US Holders (as defined below) who hold their ordinary shares or ADSs as capital assets. It does not address all aspects of US federal income taxation and does not address aspects that may be relevant to persons who are subject to special provisions of US federal income tax law, including US expatriates, insurance companies, tax-exempt organisations, financial institutions, securities broker-dealers, persons subject to alternative minimum tax, investors that actually or constructively own 10% or more of our outstanding share capital, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the US dollar, amongst others. Those holders may be subject to US federal income tax consequences different from those set forth below.

For purposes of this summary, a ''US Holder'' is a beneficial owner of ordinary shares or ADSs that, for US federal income tax purposes, is: an individual citizen or resident of the United States, a corporation or certain other entities created or organised in or under the laws of the United States or any state thereof, an estate whose income is subject to US federal income taxation regardless of its source, or a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US Holder is a partner in a partnership that holds ordinary shares or ADSs, such Holder is urged to consult its own tax adviser regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs.

In particular, this summary is based on (i) current UK tax law and UK Inland Revenue practice and US law and US Internal Revenue Service (''IRS'') practice, including the Internal Revenue Code of 1986, as amended (the ''Code''), Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect, (ii) the United Kingdom–United States Income Tax Convention that entered into force on 25 April 1980 as in effect on 1 January 2003 (the ''1980 Convention''), and (iii) the United Kingdom–United States Convention relating to estate and gift taxes as in effect on the date of this Annual Report, all of which are subject to change or changes in interpretation, possibly with retroactive effect.

US Holders should be aware that a new United Kingdom–United States Income Tax Convention entered into force on 31 March 2003 (the ''New Convention'') and generally will have effect in respect of dividends paid on or after 1 May 2003. However, a US Holder entitled to benefits under the 1980 Convention may elect to have the provisions of the 1980 Convention continue for an additional twelve months if the election to apply the 1980 Convention would result in greater benefits to the Holder. If a US Holder were to make an effective election, the discussion below with respect to dividend payments made pursuant to the 1980 Convention would continue to apply to dividends paid by BT prior to 1 May 2004. The discussion below notes instances where the relevant provisions of the New Convention will produce a materially different result for a US Holder. US Holders should note that certain articles in the New Convention limit or restrict the ability of a US Holder to claim benefits under the New Convention and that similar provisions were not contained in the 1980 Convention.

US Holders should consult their own tax advisors as to the applicability of the Conventions and the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares or ADSs.

Taxation of dividends

For dividends paid on or before 5 April 1999, US Holders were generally entitled to receive the cash dividend plus a Treaty payment from the Inland Revenue of one quarter of the dividend, subject to a UK withholding tax of 15% of the aggregate amount paid. As an example for illustration purposes only, a US Holder who was entitled to a dividend of £80 was also entitled to a Treaty payment of £20, reduced by the withholding tax of 15% on

the gross amount of £100, i.e. £15, leaving a net cash payment of £85. The full dividend plus the full Treaty payment including the UK tax withheld was taxable income for US purposes, and the UK tax withheld generally was available as a US credit or deduction.

For dividends paid on or after 6 April 1999 and subject to the 1980 Convention as described above, the Treaty payment reduces to one ninth of the dividend (i.e. one tenth of the gross payment). As a result of the UK withholding tax (which cannot exceed the amount of the hypothetical Treaty payment), US Holders will no longer receive any Treaty payment. In the above example, the cash dividend would be £80, and the hypothetical Treaty payment would be £8.89 (one ninth of £80). However, since the UK withholding tax (15% of £88.89), would exceed the amount of the hypothetical Treaty payment, no Treaty payment will be made and the US Holder will receive only the cash dividend (here, £80). A US holder will be taxable in the US on the full dividend and full hypothetical Treaty payment (£88.89), and will be treated as having paid a foreign tax equal to the hypothetical Treaty payment (here, £8.89).

The foreign tax deemed paid generally will be available as a US credit or deduction. A US Holder could elect to receive a foreign tax credit or deduction with respect to any UK withholding tax on IRS Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)). A US Holder will be denied a foreign tax credit (and instead allowed a deduction) for the hypothetical Treaty payment unless the US Holder has held the shares upon which the dividend was received for at least 16 days during the 30-day holding period beginning on the date which is 15 days before the ex-dividend date. Any days during which a US Holder has a substantially diminished risk of loss on the shares are not counted toward meeting the 16-day holding period requirement. Also, a US Holder that is under an obligation to make related payments with respect to the shares (or substantially similar or related property) is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend.

For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the United States and generally will constitute ''passive income'' or, for certain holders, ''financial services income''. The rules relating to the determination of the foreign tax credit are very complex. US Holders who do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

There will be no hypothetical Treaty payment and no notional UK withholding tax applied to a dividend payment made under the New Convention. Therefore, it will not be possible for US Holders to claim a foreign tax credit in respect of any dividend payment made by BT on or after 1 May 2003 (or 1 May 2004 in the case of a Holder who effectively elects to extend the applicability of the 1980 Convention as described above).

The UK does not currently apply a withholding tax on dividends under its internal tax laws.

For US federal income tax purposes, a distribution (including any additional dividend income arising from a foreign tax credit claim as described above) will be treated as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits, as determined for US tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder of ordinary shares, or by the Depositary, in the case of ADSs. Distributions by us in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the US Holder's basis in the ordinary shares or ADSs, and thereafter as capital gain. Dividends paid by us will not be eligible for the US dividends received deduction.

US Holders should consult their own tax advisors to determine whether the US Holder is eligible for benefits under the 1980 Convention and the New Convention, whether, and to what extent, a foreign tax credit will be available with respect to dividends received from BT, whether it may be advisable in light of the Holder's particular circumstances to elect to have the provisions of the 1980 Convention continue in force until 1 May 2004, and the treatment of any foreign currency gain or loss on any pounds sterling received with respect to ordinary shares that are not converted into US dollars on the date the pounds sterling are actually or constructively received.

Taxation of capital gains

Unless a US resident carries on a trade through a branch or agency in the UK, and the disposal of ordinary shares and/or ADSs is related to the activities of that trade, UK capital gains tax is not charged on US residents who dispose of ordinary shares and/or ADSs.

For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale or other disposition of ordinary shares or ADSs in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US Holder's adjusted tax basis (determined in US dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. Capital gains of an individual US Holder are subject to US federal income tax at preferential rates if specified holdings periods are met.

US information reporting and backup withholding

Dividends paid on and proceeds received from the sale or disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 30%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a Holder who provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt. US persons who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally will not be subject to US information reporting or backup withholding. However, such Holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.

Amounts withheld as backup withholding may be credited against a Holder's US federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

UK stamp duty

A transfer of an ordinary share will generally be subject to UK stamp duty or UK stamp duty reserve tax at 0.5% of the amount or value of any consideration provided. A transfer of an ordinary share into a clearance service or American depository system gives rise to a 1.5% charge of either the amount of the consideration provided or the value of the share issued. No UK stamp duty will be payable on the transfer of an ADS (assuming it is not registered in the UK), provided that the transfer documents are executed and always retained outside the UK.

UK inheritance and gift taxes in connection with ordinary shares and/or ADSs

Where an individual holder, who is not a UK national, of ordinary shares and/or ADSs falls within the scope of the UK/US Estate and Gift Tax Convention, US-domiciled holders of ordinary shares and/or ADSs will not generally be subject to UK inheritance tax on a gift of ordinary shares and/or ADSs if the gift is subject to US federal gift tax. Similarly, ordinary shares and/or ADSs passing on the death of a US-domiciled shareholder, who is not a UK national, will not generally be subject to UK inheritance tax if the estate is subject to US estate tax. The rules and scope of domicile are complex and action should not be taken without advice specific to the individual's circumstances.

Exchange controls and other limitations affecting security holders

There are currently no government laws, decrees or regulations in the United Kingdom that restrict the export or import of capital, including, but not limited to, UK foreign exchange control restrictions, or that affect the remittances of dividends or other payments to non-resident holders of the company's ordinary shares, except as otherwise described in *Taxation (US Holders)* above and except in respect of the government of, or any resident of, Iraq or any person treated as so resident. There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

Documents on display

All reports and other information that BT files with the US Securities and Exchange Commission may be inspected at the SEC's public reference facilities at Room 1200, 450 Fifth Street, Washington, DC, USA. These reports may be accessed via the SEC's website at **www.sec.gov**.

Publications

BT produces a series of reports on the company's financial, economic, social and environmental performance. Most of these reports, which are available to shareholders on request, can be accessed on the internet at **www.bt.com/investorcentre**. More detailed disclosures on BT's implementation of social, ethical and environmental policies and procedures are available online through our fully and independently verified social and environment report at **www.bt.com/betterworld**.

Document	Publication date
Annual Review including summary financial statement	June
Annual Report and Form 20-F	June
Quarterly results releases	July, November, February and May
Current Cost Financial Statements for the Businesses and Activities and Statement of Standard Services (as required by Oftel)	December
Social and Environment Report	June
Statement of Business Practice	September 2002

For printed copies, when available, contact the Shareholder Helpline on Freefone 0808 **100 4141** or, alternatively, contact the Registrar in the UK, at the address on page 155.

Electronic communication

Shareholders can now choose to receive their shareholder documents electronically rather than by post. Shareholders may elect to receive documents in this way by going to **www.bt.com/signup** and following the online instructions, or by calling the Shareholder Helpline.

Shareholder communication

BT is committed to communicating openly with each of its stakeholder audiences in the manner most appropriate to their requirements.

All investors can visit our Investor Centre at **www.bt.com/investorcentre** for additional information regarding quarterly results and major announcements.

An electronic copy of this document is available at **www.bt.com/annualreport**.

Private shareholders

If private shareholders have any enquiries about their shareholding, they should contact the Registrar (the address can be found below).

Lloyds TSB Registrars maintain BT Group's share register and the separate BT Group EasyShare and BT Employee Share Ownership Scheme registers. They also provide a Shareholder Helpline service on Freefone 0808 **100 4141**.

Institutional investors and analysts

Institutional investors and equity research analysts may contact Investor Relations on:
Tel (020) 7356 5065
Fax (020) 7356 5270
e-mail: investorrelations@bt.com

Industry analysts may contact:
Tel (020) 7356 5378
Fax (020) 7356 6630
e-mail: industryenquiry@bt.com

Shareholder Helpline

Tel Freefone 0808 **100 4141**
Fax 01903 833371
Textphone Freefone 0800 **169 6907**
From outside the UK:
Tel +44 121 433 4404
Fax +44 1903 833371
Textphone +44 121 415 7004
e-mail: bt@lloydstsb-registrars.co.uk

The Registrar

Lloyds TSB Registrars (2450)
The Causeway
Worthing, West Sussex
BN99 6DA
United Kingdom
Website:
www.lloydstsb-registrars.co.uk

ADR Depositary

JPMorgan Chase Bank
JPMorgan Service Centre
P.O. Box 43013
Providence, RI 02940-3013
United States
Tel 1 800 634 8366 (toll free)
or +1 781 575 4328 (from outside the USA)
e-mail: adr@jpmorgan.com
Website: **www.adr.com**

General enquiries

BT Group plc
BT Centre
81 Newgate Street
London EC1A 7AJ
United Kingdom
Tel (020) 7356 5000
Fax (020) 7356 5520
From overseas:
Tel +44 20 7356 5000
Fax +44 20 7356 5520

A full list of BT contacts, and an electronic feedback facility, is available at **www.bt.com/talk**.

Glossary of terms and US equivalents

Term used in UK annual report	US equivalent or definition
Accounts	Financial statements
Advance corporation tax (ACT)	No direct US equivalent. Tax payable on cash dividends treated as advance payments on the company's UK income tax due
Associates	Equity investees
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Creditors	Accounts payable and accrued liabilities
Creditors: amounts falling due within one year	Current liabilities
Creditors: amounts falling due after more than one year	Long-term liabilities
Debtors: amounts falling due after more than one year	Other non-current assets
Employee share schemes	Employee stock benefit plans
Employment costs	Payroll costs
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Gearing	Leverage
Inland calls	Local and long-distance calls
Interests in associates and joint ventures	Securities of equity investees
Investment in own shares	Treasury shares
Loans to associates and joint ventures	Indebtedness of equity investees not current
Net asset value	Book value
Operating profit	Net operating income
Other debtors	Other current assets
Own work capitalised	Costs of group's employees engaged in the construction of plant and equipment for internal use
Profit	Income
Profit and loss account (statement)	Income statement
Profit and loss account (under ''capital and reserves'' in balance sheet)	Retained earnings
Profit for the financial year	Net income
Profit on sale of fixed assets	Gain on disposal of non-current assets
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Recognised gains and losses (statement)	Comprehensive income
Redundancy charges	Early release scheme expenses
Reserves	Shareholders' equity other than paid-up capital
Share based payment	Stock compensation
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shareholders' funds	Shareholders' equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Trade debtors	Accounts receivable (net)
Turnover	Revenues

Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report	
Item		Section	Page
1	**Identity of directors, senior management and advisors**	Not applicable	
2	**Offer statistics and expected timetable**	Not applicable	
3	**Key information**		
3A	Selected financial data	Five year financial summary	26–27
		Additional information for shareholders	
		Exchange rates	147
3B	Capitalisation and indebtedness	Not applicable	
3C	Reasons for the offer and use of proceeds	Not applicable	
3D	Risk factors	Risk factors	140
4	**Information on the company**		
4A	History and development of the company	Additional information for shareholders	
		Background	142–143
		Business review	
		Introduction	8
		Restructuring	9
		Demerger of mmO_2	9
		Acquisitions and disposals	9–10
		Concert	10
		Financial review	
		Capital expenditure	44
4B	Business overview	Business review	8–23
		Our commitment to society	24–25
		Financial review	
		Geographical information	46–47
		Financial statistics	138
		Operational statistics	139
		Notes to the financial statements	
		People employed	117
		Additional information for shareholders	
		Cautionary statement regarding forward-looking statements	142
4C	Organisational structure	Business review	
		Introduction	8
		Subsidiary undertakings, joint ventures and associates	135
4D	Property, plant and equipment	Business review	
		Property	10
		Financial review	
		Profit on sale of property fixed assets	39–40
5	**Operating and financial review and prospects**		
5A	Operating results	Financial review	28–49
		Additional information for shareholders	
		Cautionary statement regarding forward-looking statements	142
5B	Liquidity and capital resources	Financial review	28–49
		Additional information for shareholders	
		Cautionary statement regarding forward-looking statements	142
		Notes to the financial statements	
		Loans and other borrowings	108–109
		Financial commitments, contingent liabilities and subsequent events	111
		Financial instruments and risk management	121–125
5C	Research and development, patents and licences	Business review	
		Research and development and IT support	16–17
		Financial statistics	138
5D	Trend information	Financial review	28–49
		Additional information for shareholders	
		Cautionary statement regarding forward-looking statements	142
6	**Directors, senior management and employees**		
6A	Directors and senior management	Board of directors and Operating Committee	50–51

Index